As filed with the Securities and Exchange Commission on May 25, 2007

Registration No. 333-141563

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GEOVERA INSURANCE HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

Bermuda	6331	98-0516596
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Canon’s Court

22 Victoria Street

Hamilton HM12

Bermuda

(441) 295-1443

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

c/o GeoVera Holdings, Inc.

4820 Business Center Drive

Fairfield, CA 94534

(707) 863-3700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tracy K. Edmonson Latham & Watkins LLP 505 Montgomery Street, Suite 2000 San Francisco, CA 94111 (415) 391-0600	Peter J. Gordon Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common shares, $0.0001 par value	6,785,000	$18.00	$122,130,000	$3,749.39

(1)	Includes 885,000 shares the underwriters may purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
(3)	Includes $3,530.50 previously paid by the Registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated May 25, 2007

Prospectus

5,900,000 Shares

Common Shares

This is the initial public offering of the common shares of GeoVera Insurance Holdings, Ltd. We are offering 2,065,000 common shares and the selling shareholder named in this prospectus is offering 3,835,000 common shares. We will not receive any proceeds from the sale of common shares by the selling shareholder. Prior to this offering, no public market existed for our common shares.

We anticipate that the initial public offering price will be between $16.00 and $18.00 per share. We have applied to have our common shares listed on the Nasdaq Global Market under the symbol “GEOV.”

Investing in our common shares involves risks. See “ Risk factors” beginning on page 12.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to us (before expenses)	$	$

Proceeds to selling shareholder (before expenses)	$	$

The underwriters have an option to purchase a maximum of 885,000 additional common shares from the selling shareholder at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, exercisable at any time within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or insurance regulator, the Registrar of Companies in Bermuda or the Bermuda Monetary Authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver common shares to investors on or about                     , 2007.

JPMorgan	Merrill Lynch & Co.

Keefe, Bruyette & Woods

William Blair & Company

Dowling & Partners Securities

The date of this prospectus is                     , 2007.

You should rely only on the information contained in this prospectus. Neither we nor the selling shareholder have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholder are offering to sell, and seeking offers to buy, shares of our common shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common shares.

i

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003, the Exchange Control Act 1972 and related regulations, which collectively regulate the sale of securities in Bermuda. In addition, specific permission is required from the Bermuda Monetary Authority pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the Bermuda Monetary Authority has granted a general permission. In its policy dated June 1, 2005, the Bermuda Monetary Authority provides that where any equity securities of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issue and subsequent transfer of any securities of a company from and/or to a non-resident, for as long as any equity securities of such company remain so listed. The Nasdaq Global Market is deemed to be an appointed stock exchange under Bermuda law. Notwithstanding the above general permission, the Bermuda Monetary Authority has granted GeoVera Insurance Holdings, Ltd. permission, subject to the common shares in GeoVera Insurance Holdings, Ltd. being listed on an appointed stock exchange, to issue, grant, create, sell and transfer any of GeoVera Insurance Holdings, Ltd.’s shares, stock, bonds, notes (other than promissory notes), debentures, debenture stock, units under a unit trust scheme, shares in an oil royalty, options, warrants, coupons, rights and depository receipts, to and among persons who are either resident or non-resident of Bermuda for exchange control purposes, whether or not they are listed on an appointed stock exchange. In addition, we will deliver to, and file a copy of this prospectus with, the Registrar of Companies in Bermuda in accordance with Bermuda law. The Bermuda Monetary Authority and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

Each shareholder or prospective shareholder will be responsible for notifying the Bermuda Monetary Authority in writing of his becoming a controlling person, directly or indirectly of 10%, 20%, 33% or 50% of GeoVera Insurance Holdings, Ltd. and ultimately GeoVera Re Ltd. within 45 days of becoming such a controlling person. The Bermuda Monetary Authority may serve a notice of objection on any controller of GeoVera Re Ltd. if it appears to the Bermuda Monetary Authority that the person is not fit and proper to be such a controlling person. The Bermuda Monetary Authority may require the holder to reduce their shareholding in us and may direct, among other things, that the voting rights attaching to their shares shall not be exercisable. A person who does not comply with such a notice or direction from the Bermuda Monetary Authority will be guilty of an offense under Bermuda law.

Until                     , 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we nor the selling shareholder are making an offer of these securities in any jurisdiction where the offer is not permitted. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to our common shares if the person making the offer or solicitation is not qualified to do so, or it is unlawful for you to receive such an offer or solicitation.

For investors outside the United States: No action is being taken in any jurisdiction outside the United States to permit public offering of our common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession or distribution of this prospectus in jurisdictions outside the United States are required to inform themselves about and

ii

to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

GeoVera Insurance Holdings, Ltd., a Bermuda exempted company limited by shares, is a wholly owned subsidiary of GeoVera Insurance Group Holdings, Ltd. In this prospectus, unless the context requires otherwise: (1) “GeoVera Holdings” refers to GeoVera Insurance Group Holdings, Ltd. for the period from November 1, 2005 through December 1, 2006 and to GeoVera Insurance Holdings, Ltd. thereafter; (2) “GeoVera Group,” “we,” “us” and “our” refer to GeoVera Holdings and, where appropriate, its direct and indirect subsidiaries as a whole; (3) “Parent” refers to GeoVera Insurance Group Holdings, Ltd.; (4) “GeoVera Insurance” refers to GeoVera Insurance Company; (5) “GeoVera Specialty” refers to GeoVera Specialty Insurance Company (which was formerly known as USF&G Specialty Insurance Company); (6) “Pacific Select Property” refers to Pacific Select Property Insurance Company; (7) “GeoVera Re” refers to GeoVera Re Ltd.; (8) “GeoVera Specialty Services” refers to GeoVera Specialty Insurance Services, Inc. (which was formerly known as F&G Specialty Insurance Services, Inc.); (9) our “U.S. Operations” refers to the insurance and related operations conducted by GeoVera Insurance, Pacific Select Property, GeoVera Specialty and GeoVera Specialty Services; (10) our “Insurance Subsidiaries” refers to GeoVera Insurance, GeoVera Specialty, Pacific Select Property and GeoVera Re; and (11) our “U.S. Insurance Subsidiaries” refers to GeoVera Insurance, GeoVera Specialty and Pacific Select Property.

iii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common shares. You should read this entire prospectus carefully, including the “Risk Factors,” “Special Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our financial statements and the related notes, before making an investment decision. In this prospectus, amounts are expressed in U.S. dollars and the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, except as otherwise indicated. We have included a glossary of insurance and other terms, commencing on page G-1. Each term defined in the glossary is printed in boldface the first time it appears in this prospectus.

Who we are

We are a provider of specialty residential property insurance products. We focus on two lines of business, Specialty Homeowners and Residential Earthquake, in certain markets that we believe are suffering from short- and long-term dislocations and where we have strong underwriting expertise. We sell our Specialty Homeowners products primarily on a non-admitted, or excess and surplus lines, basis in hurricane-exposed states such as Florida, South Carolina and Texas, and our Residential Earthquake products primarily on an admitted basis in earthquake-prone states, such as California, Oregon and Washington. We primarily distribute our Specialty Homeowners products through a network of approximately 30 wholesale surplus lines brokers and our Residential Earthquake products through approximately 1,600 independent brokers and agents. Wholesale surplus lines brokers serve as intermediaries between non-admitted insurers and retail brokers and agents.

As of March 31, 2007, we had total assets of $573.3 million and shareholder’s equity of $252.0 million. For the three months ended March 31, 2007, we produced gross premiums written of $59.7 million, net premiums earned of $40.3 million and net income of $13.4 million. For the year ended December 31, 2006, we produced gross premiums written of $276.8 million, net premiums earned of $152.5 million, net income of $35.5 million and a net combined ratio of 82.9%. Our operating return on beginning tangible equity and net income return on average equity for the year ended December 31, 2006 were 19.6% and 15.4%, respectively. The financial strength rating of our Insurance Subsidiaries is “A- (Excellent)” by A.M. Best, the fourth highest of 16 rating categories. A.M. Best’s financial strength ratings reflect its opinion of an insurance company’s operating performance, financial strength and ability to meet its obligations to policyholders. Our customers use these ratings as one measure by which to assess our claims-paying ability and the attractiveness of our products. These evaluations are not directed to purchasers of an insurance company’s securities.

What we do

We target specialty residential property insurance markets that are underserved by other insurance carriers due to their exposure to certain perils, such as hurricanes or earthquakes, and where we believe we can achieve attractive risk-adjusted returns. By operating primarily as an excess and surplus lines insurer in our Specialty Homeowners business, we are able to enter and exit selected specialty residential property markets on an opportunistic basis and have more flexibility than admitted insurers to set the price, terms and conditions required to achieve our targeted results. Non-admitted carriers are not subject to the same degree of regulatory oversight as admitted insurers and are generally permitted to implement policy rate and form changes and may expand or restrict coverage without prior regulatory approval. In our Residential Earthquake business, where we primarily operate on an admitted basis, we choose to focus on a niche market and employ a tiered pricing strategy, which we believe allows us to achieve sufficient premiums for the risks we assume.

We employ a highly technical underwriting approach to assess each individual risk exposure in our book of business. We incorporated our underwriting guidelines into our proprietary automated underwriting system, which interfaces with selected third-party information sources to quickly verify key underwriting information and return application decisions to our brokers and agents within seconds. In addition, we have integrated our catastrophe risk management procedures within our underwriting process. We utilize proprietary and third-party catastrophe modeling software to track and manage risk within our book of business and believe that we have a strong understanding of the development and application of catastrophe modeling technology.

We operate in two principal lines of business: Specialty Homeowners and Residential Earthquake. We manage the underwriting, risk management, reinsurance purchasing and claims processes for these businesses on an integrated basis and, therefore, report financial results for our business under a single segment. Reinsurance is an arrangement in which a reinsurer agrees to indemnify an insurance company, or the ceding company, against all or a portion of the insurance risks underwritten by the ceding company under one or more policies.

The following table sets forth an analysis of our gross premiums written by line of business:

	Year ended December 31,
	2006		2005		2004
Line of Business	Amount	%	Amount	%	Amount	%

	(Dollars in thousands)
Specialty Homeowners	$165,384	59.8%	$155,501	60.8%	$125,608	55.2%
Residential Earthquake	111,327	40.2%	97,478	38.1%	93,227	41.0%
Other(1)	122	0.0%	2,889	1.1%	8,639	3.8%

Total	$276,833	100.0%	$255,868	100.0%	$227,474	100.0%

(1)	Relates to commercial property business, which we exited in 2005.

Competitive strengths

We believe that we are well positioned to compete profitably and grow in our target markets because of our core competitive strengths, including:

•

Leading specialty residential property insurer with expertise in dislocated, underserved markets.    We focus on dislocated residential property insurance markets, which we believe are suffering from supply and demand imbalances, that require specialized knowledge and customized products and pricing. Our long-standing emphasis on these markets has allowed us to acquire significant expertise and achieve market leading positions. For the year ended

December 31, 2006, we were the largest non-admitted homeowners insurer in Florida as ranked by premiums written, according to publicly available data from the Florida Surplus Lines Service Office. For the year ended December 31, 2005, the most recent year for which data is available, we were the largest private insurer of residential earthquake risk in California as ranked by premiums written, according to publicly available data from the California Department of Insurance.

•

Automated, “no-exceptions” individual risk underwriting platform.    We are a primary insurer, providing specialty residential property coverage to individual policyholders. We apply a highly disciplined, “no-exceptions” underwriting approach to the review and selection of each individual policy application. Quote Gateway, our automated on-line proprietary underwriting system, allows us to quickly gather detailed underwriting information on an individual policy basis and return application decisions to our brokers and agents within seconds.

•

Flexibility as a non-admitted primary insurer.    We sell our Specialty Homeowners products primarily on a non-admitted basis, which provides us more flexibility than admitted carriers to set and adjust premium rates, customize policy forms and enter and exit markets in response to changing underwriting conditions. We believe this flexibility has a beneficial impact on our underwriting performance and profitability.

•

Integrated, proprietary catastrophe modeling capabilities.    We utilize proprietary and third-party catastrophe modeling software and financial analysis techniques to monitor and control risk aggregations and correlations within our book of business. We employ a dedicated technical risk management and research team that has developed proprietary systems to validate and enhance our use of commercially available products from the leading catastrophe modeling firms. We have integrated our catastrophe risk management practices within our underwriting process, allowing us to track and manage our book of business to avoid unacceptable concentrations of risk.

•

Highly-experienced senior management team.    Our senior management team, led by our President and Chief Executive Officer, Kevin Nish, has an average of 17 years of property and casualty insurance experience, predominantly focused on specialty property markets. We believe our management team brings together a broad range of relevant underwriting, technical and operational skills in the specialty residential property and other insurance markets.

•

Strong balance sheet and unencumbered capital base.    The financial strength of our Insurance Subsidiaries is rated “A- (Excellent)” by A.M. Best and, as of December 31, 2006, we had statutory capital and surplus of $248.9 million. We target short-tail residential property insurance business, which we believe allows us to more accurately reserve for future claims than long-tail insurers. Short-tail business is insurance coverage that generally has a brief period between the occurrence of a loss and the payment of a claim, while long-tail insurance coverage typically has a lengthy period between the occurrence of a loss and final settlement of a claim. Additionally, we are indemnified by United States Fidelity and Guaranty Company, a subsidiary of The Travelers Companies, Inc., for all losses occurring prior to November 1, 2005. We employ a conservative, short-duration investment policy aimed at preserving capital and providing a stable level of current income.

Business strategy

We have developed the following strategy that we believe will help us achieve our growth and profitability objectives:

•

Capitalize on opportunities in dislocated, underserved specialty residential property markets.    We believe that capacity, or supply, shortages exist in counties, states and regions where we do not currently operate or have only a limited presence. We intend to continue to selectively target new areas where specialty residential property insurance markets are dislocated and will introduce new products in response to the changing needs of our customers, brokers and agents.

•

Take advantage of flexibility as a non-admitted insurer.    As a non-admitted insurer in the specialty residential property market, we have greater flexibility than admitted carriers to set and adjust premium rates, customize policy forms and enter and exit markets in response to changing underwriting conditions. This flexibility allows us to quickly implement rate changes and policy actions when necessary.

•

Optimize reinsurance purchasing.    We utilize reinsurance to augment our underwriting capacity, manage risk aggregations within our book of business and ensure that our catastrophe exposure remains within predetermined risk limits. We will continue to manage our reinsurance purchasing to optimize the risk-adjusted returns on our book of business and, depending on the availability and cost of reinsurance coverage, may choose to retain more or less of the gross premiums written by our Insurance Subsidiaries in the future.

•

Focus on profitability, not market share.    We are highly disciplined in our review and selection of insurance risks and continuously modify our pricing, terms and conditions to achieve acceptable risk-adjusted returns. We will continue to focus on profitability, not market share, and will forgo premium volume when necessary to achieve our profit objectives.

•

Manage a diversified book of specialty insurance exposures.    We currently underwrite a book of Specialty Homeowners and Residential Earthquake risks that are diversified by product type, geographic distribution and loss exposure. Our Specialty Homeowners and Residential Earthquake businesses are non-correlated, in that events contributing to a loss in one line of business are unlikely to generate material losses in the other. We intend to maintain a diversified, non-correlated book of business.

•

Commit to short-tail lines of business.    We target short-tail residential property business. We believe our focus on short-tail risks enables us to price our insurance products and reserve for potential claims more accurately than long-tail insurers, which reduces the potential that historical exposures will negatively impact our future financial results.

Company history

We were originally formed in 1993 as a division of United States Fidelity and Guaranty Company, or USF&G, to assume and manage its personal and commercial lines specialty property insurance businesses. We began offering Residential Earthquake coverage in California in 1994. In response to the market dislocation caused by Hurricane Andrew, we began writing Specialty Homeowners policies in Florida on a non-admitted basis in 1995. We have since expanded our Specialty

Homeowners and Residential Earthquake businesses within and beyond Florida and California as market conditions have allowed.

USF&G and The St. Paul Companies, Inc., or St. Paul, merged in 1998. St. Paul subsequently merged with Travelers Property Casualty Corp. in 2004 to form The St. Paul Travelers Companies, Inc., which was subsequently renamed The Travelers Companies, Inc., or, together with its subsidiaries, Travelers. In connection with this merger, we transferred our commercial lines specialty property insurance business to another division of Travelers. On November 1, 2005, GeoVera Insurance Group Holdings, Ltd., a company formed by various entities affiliated with each of Friedman Fleischer & Lowe, LLC and Hellman & Friedman LLC, or the Investor Group, acquired all of the issued and outstanding capital stock of our U.S. Insurance Subsidiaries and GeoVera Specialty Services from USF&G, a subsidiary of Travelers, in a transaction we refer to as the Acquisition. As part of the Acquisition, USF&G agreed to indemnify us, by way of reinsurance, for all losses occurring prior to November 1, 2005. In connection with the Acquisition, the Investor Group formed a Bermuda-based reinsurance subsidiary, GeoVera Re, in October 2005. GeoVera Re reinsures a portion of the premiums and losses underwritten by our U.S. Insurance Subsidiaries through a quota share reinsurance agreement, which is an agreement through which a reinsurer assumes a negotiated percentage of the premiums and losses incurred by a ceding insurer. GeoVera Insurance Group Holdings, Ltd. is currently our sole shareholder and is owned collectively by the Investor Group, certain members of our Board of Directors and certain members of our management team.

Risks relating to our company

Investing in our common shares involves risk. In particular, we may not be able to successfully implement our business strategy or capitalize on our competitive strengths. Additionally, if:

•

one or more catastrophic or other events occur, resulting claims could reduce our earnings or could substantially exceed the limits of our reinsurance coverage and materially adversely affect our business, financial condition and results of operations;

•

we cannot obtain adequate reinsurance protection for the risks we underwrite, we may be exposed to greater losses from these risks or we may reduce the amount of business we underwrite, which may materially adversely affect our financial condition and results of operations;

•

newly enacted legislation in Florida increases our competition in the state or prompts our existing competitors to reduce their rates, our Specialty Homeowners business could be materially adversely affected;

•	we cannot price our business accurately, our profitability and the profitability of our Insurance Subsidiaries could be materially adversely affected; or

•

our actual losses and loss adjustment expenses exceed our loss reserves, our financial condition and results of operations could be materially adversely affected. Loss adjustment expenses are the expenses of settling claims and loss reserves are liabilities we establish to reflect the estimated cost of claims payments and related expenses that we will ultimately be required to pay in respect of the insurance policies we have written.

If any of the foregoing events or circumstances occur, an investment in our common shares may be impaired. You should read “Risk factors” beginning on page 12 for a more complete discussion of certain factors you should consider together with all other information included in this prospectus before making an investment decision.

Corporate information

GeoVera Holdings is incorporated under the laws of Bermuda and our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. We maintain our principal executive offices at 4820 Business Center Drive, Suite 200, Fairfield, California 94534. Our telephone number at this location is (707) 863-3700. Our internet address is www.geoveraholdingsltd.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on or referred to by our website as part of this prospectus.

The offering

Common shares offered by us	2,065,000 shares

Common shares offered by the selling shareholder	3,835,000 shares

Common shares outstanding immediately after this offering	21,466,617 shares

Over-allotment option	Our selling shareholder has granted the underwriters an option to purchase up to 885,000 additional common shares to cover over-allotments.

Proposed Nasdaq Global Market symbol	“GEOV”

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and fees and expenses associated with the offering, will be approximately $29.2 million, based upon an assumed initial public offering price of $17.00 per common share, representing the midpoint of the price range set forth on the cover of this prospectus. We plan to use the net proceeds of the offering to make contributions to the capital of our Insurance Subsidiaries and for other general corporate purposes. See “Use of proceeds.”

We will not receive any net proceeds from the sale of our common shares by the selling shareholder. See “Principal and selling shareholder.”

Dividend policy

We do not currently have plans to pay any cash dividends on our common shares following the completion of this offering. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, cash requirements, business prospects, regulatory and contractual restrictions on the payment of dividends by our subsidiaries and other factors our Board of Directors deems relevant.

Voting rights

Our shareholders have one vote for each common share held by them and are entitled to vote, on a non-cumulative basis, at all shareholders’ meetings. There are, however, provisions in our bye-laws that reduce the voting rights of common shares that are owned, directly, indirectly or by attribution, by certain persons that hold more than 9.9% of the aggregate voting power.

Risk factors	See “Risk factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase our common shares.

The number of common shares that will be outstanding after this offering is based on the number of shares outstanding at May 25, 2007, which excludes:

•	2,000,000 common shares reserved for future issuance under our 2007 Incentive Award Plan; and

•

288,457 unvested restricted ordinary shares of the Parent, which are issued and outstanding to our executive officers and certain members of our Board of Directors at the time of this offering. See “Executive compensation—Narrative description of summary compensation and grants of plan-based awards.” We consider restricted ordinary shares of the Parent to have been granted by us for accounting purposes in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share-Based Payment. As such, vested restricted ordinary shares of the Parent, which are issued and outstanding, are included in our common shares outstanding as of the vesting date. See “Notes to consolidated and combined financial statements—Note 3.”

Unless otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus;

•	assumes the underwriters will not exercise their right to purchase up to 885,000 additional common shares from the selling shareholder to cover over-allotments; and

•	reflects a 1-for-2.24 reverse split of our common shares, which we effected on May 24, 2007.

Summary consolidated and combined financial information

You should read the summary financial information set forth below in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” “Capitalization” and our consolidated and combined financial statements and the related notes thereto included elsewhere in this prospectus. The following tables set forth our summary consolidated and combined financial information for the periods ended and as of the dates indicated.

GeoVera Holdings had no operations prior to the Acquisition on November 1, 2005. In the Acquisition, GeoVera Insurance Group Holdings, Ltd. acquired GeoVera Insurance, Pacific Select Property and GeoVera Specialty and its subsidiary, GeoVera Specialty Services. We refer to the companies we acquired as the Predecessor Companies. The selected statement of operations data for the year ended December 31, 2006 and the period from November 1, 2005 through December 31, 2005 and the selected balance sheet data as of December 31, 2006 and December 31, 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected statement of operations data for the period from January 1, 2005 through October 31, 2005 and the year ended December 31, 2004 are derived from the Predecessor Companies’ audited combined financial statements, which are also included in this prospectus. The selected balance sheet data as of December 31, 2004 are derived from the Predecessor Companies’ audited combined financial statements, which are not included in this prospectus. The summary financial information for our Predecessor Companies is presented on a combined basis.

The selected statement of operations data for the three months ended March 31, 2007 and 2006 and selected balance sheet data as of March 31, 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and include all adjustments that management believes are necessary for a fair presentation of our consolidated financial position and results of operations as of the dates and for the periods presented.

The consolidated financial statement information for the periods beginning November 1, 2005 reflects the effects of the Acquisition. The combined financial statement information for the periods prior to November 1, 2005 reflects activity prior to the Acquisition and may not be comparable to periods after that date. These historical results are not necessarily indicative of results to be expected for any future period. For a discussion of the comparability of our statement of operations data with that of our Predecessor Companies, see “Management’s discussion and analysis of financial condition and results of operations—Comparability of financial statement information.”

Prior to the Acquisition, substantially all of the gross premiums written and gross premiums earned, losses and loss adjustment expenses incurred, underwriting expenses and investment income produced by our U.S. Insurance Subsidiaries were reinsured with, or ceded to, Travelers, our former parent, pursuant to various quota share reinsurance agreements. In accordance with these agreements, our U.S. Insurance Subsidiaries earned a ceding commission that was recorded as an offset to acquisition costs. The net effect of the ceding commission on the financial statements was to create negative acquisition costs.

The quota share reinsurance agreements were terminated concurrently with the Acquisition and, as a result, we now retain gross premiums written, gross premiums earned, losses and loss adjustment expenses incurred, underwriting expenses and investment income, subject to the purchase of third-party reinsurance coverage. The comparability of the net premiums written, net premiums earned, net losses and loss adjustment expenses incurred, net acquisition costs, investment income, and Selected Financial Ratios for the period before and after the Acquisition is limited due to the effects of the reinsurance agreements with Travelers. See “Management’s discussion and analysis of financial condition and results of operations—Comparability of financial statement information.”

	GeoVera Holdings								Predecessor Companies
	Three months ended March 31,				Year ended December 31, 2006		November 1, 2005 to December 31, 2005		January 1, 2005 to October 31, 2005		Year ended December 31, 2004
	2007		2006

	(unaudited)
	(Dollars and shares in thousands, except per-share data)

Selected Statement of Operations Data
Net premiums earned	$40,303		$36,373		$152,486		$25,657		$8,737		$9,744
Policy and underwriting fees earned	4,738		116		5,489		97		103		53
Investment income, net	5,059		3,660		18,201		2,006		4,261		3,672
Net realized investment (losses) gains	215		(135)		(1,126)		(472)		(1,327)		1,348

Total revenues	50,315		40,014		175,050		27,288		11,774		14,817

Net losses and loss adjustment expenses incurred	14,347		17,022		66,503		10,880		4		(51)
Acquisition costs, net	7,541		6,910		29,582		4,314		(16,166)		(25,436)
Other operating expenses	10,249		7,105		30,280		5,444		13,874		24,982
Amortization of intangibles	485		485		1,942		324		—		—
Interest expense	1,727		1,535		6,734		1,030		—		—

Total expenses	34,349		33,057		135,041		21,992		(2,288)		(505)

Income before income taxes	15,966		6,957		40,009		5,296		14,062		15,322
Income tax expense	2,555		693		4,494		510		4,301		2,483
Net income	13,411		6,264		35,515		4,786		9,761		12,839

Other Underwriting Data
Gross premiums written	$59,691		$62,077		$276,833		$38,868		$217,000		$227,474
Gross premiums earned	68,508		63,959		268,576		41,988		180,569		216,443
Net premiums written	31,940		39,507		175,020		135,579		8,220		9,941
Policy and underwriting fees written	5,794		116		15,200		97		103		53
Gross losses and loss adjustment expenses incurred	15,832		30,573		90,676		14,643		172,335		239,616

Per-Share Data
Weighted average common shares
Basic	19,471		19,402		19,414		19,402
Diluted	19,543		19,427		19,460		19,408
Basic earnings per common share	$0.69		$0.32		$1.83		$0.25
Diluted earnings per common share	$0.69		$0.32		$1.83		$0.25
Book value per common share	$12.99		$11.72		$12.29		$11.46
Dividends per common share	$—		$—		$0.99		$—

Selected Financial Ratios
Gross loss ratio(1)	23.1%		47.8%		33.8%		34.9%		95.4%		110.7%
Net loss ratio(2)	35.6%		46.8%		43.6%		42.4%		0.0%		(0.5)%
Net expense ratio(3)	44.1%		38.5%		39.3%		38.0%		(26.2)%		(4.7)%
Net combined ratio(4)	79.7%		85.3%		82.9%		80.4%		(26.2)%		(5.2)%

Selected Statutory Data
Statutory surplus(5)	$255,539		$241,308		$248,874		$235,036		$104,187		$90,714
Net underwriting leverage ratio(6)	0.50	x	0.65	x	0.70	x	0.61	x	0.61	x	0.11	x

(1)	Gross loss ratio is defined as the ratio of gross losses and loss adjustment expenses to gross premiums earned.

(2)	Net loss ratio is defined as the ratio of net losses and loss adjustment expenses to net premiums earned.

(3)	Net expense ratio is defined as the ratio of (i) net acquisition costs plus other operating expenses to (ii) net premiums earned.

(4)	Combined ratio is the sum of the net loss ratio and the net expense ratio.

(5)	Statutory surplus is the sum of the statutory surplus of our Insurance Subsidiaries as reported to their primary regulators. See “Regulation—United States—State insurance regulation.”

(6)	Net underwriting leverage ratio is the ratio of annual net premiums written divided by end of year consolidated statutory surplus. The ratio for 2005 is computed by dividing the sum of the net premiums written for the periods January 1, 2005 to October 31, 2005 and November 1, 2005 to December 31, 2005 by the statutory surplus at December 31, 2005. Since the premiums for both 2005 periods are aggregated for this calculation, we have presented the same net underwriting leverage ratio for both 2005 periods. The ratios for the three months ended March 31, 2007 and 2006 are computed by dividing the annualized net premiums written for the three months ended March 31, 2007 and 2006 by the statutory surplus at March 31, 2007 and 2006, respectively.

	GeoVera Holdings			Predecessor Companies As of December 31,
	As of March 31,	As of December 31,
	2007	2006	2005	2004

	(unaudited)
	(Dollars in thousands)

Selected Balance Sheet Data
Fixed maturities, at fair value	$295,335	$264,042	$164,108	$100,014
Cash and cash equivalents	127,713	160,780	168,222	11,159
Premiums receivable	36,744	34,664	33,072	1,844
Reinsurance recoverable on paid and unpaid losses	28,181	36,663	89,610	101,370
Goodwill	19,365	19,365	19,625	—
Intangible assets, net of accumulated amortization	12,849	13,335	15,276	—
Total assets	573,304	569,828	551,779	314,677

Unpaid losses and loss adjustment expenses	64,094	67,143	99,083	101,376
Unearned premiums	132,172	140,989	132,732	103,435
Subordinated debentures	75,046	75,026	74,977	—
Total liabilities	321,305	330,446	329,507	222,742

Total shareholder’s equity	251,999	239,382	222,272	91,935

Risk factors

An investment in our common shares involves a high degree of risk. You should carefully consider the following risks, as well as all of the other information contained in this prospectus, before investing in our common shares. If any of the following possible events actually occur, our business, business prospects, cash flow, results of operations or financial condition could be harmed. In this case, the trading price of our common shares could decline, and you might lose all or part of your investment in our common shares. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes.

Risks related to our business

Claims arising from unpredictable and severe catastrophic events could reduce our earnings and shareholder’s equity and limit our ability to underwrite new insurance policies.

Our insurance operations expose us to claims arising out of unpredictable catastrophic events, such as hurricanes, earthquakes, windstorms and other severe events. Some observers believe that the Atlantic basin is in the active phase of a multi-decade cycle in which conditions in the ocean and atmosphere, including warmer-than-average sea-surface temperatures and low wind shear, enhance hurricane activity. Hurricane activity typically increases between June and November of each year, though the actual occurrence and magnitude of such events is uncertain. The occurrence of a natural disaster or other catastrophic loss could materially adversely affect our business, financial condition and results of operations.

The extent of losses from catastrophes is a function of both the frequency and severity of the insured events and the total amount of insured exposure in the areas affected. The frequency and severity of catastrophes are inherently unpredictable and the occurrence of one catastrophe does not make the occurrence of another catastrophe less likely. Increases in the replacement cost and concentrations of insured property, the effects of inflation and changes in cyclical weather patterns may increase the severity of claims from catastrophic events in the future. Claims from catastrophic events could reduce our earnings and cause substantial volatility in our results of operations for any fiscal quarter or year, which could materially adversely affect our financial condition, possibly to the extent of eliminating our shareholder’s equity. For example, significant hurricane activity in Florida during 2004 and 2005 caused our gross losses and loss adjustment expenses to increase substantially. See “Management’s discussion and analysis of financial condition and results of operations.” Our ability to underwrite new insurance policies could also be materially adversely impacted as a result of corresponding reductions in our capital. In addition, a natural disaster could materially impact the financial condition of our policyholders, resulting in loss of premiums.

Although we purchase reinsurance to limit our exposure to these types of events, one or more catastrophic or other events could result in claims that substantially exceed the limits of our reinsurance coverage.

We may be unable to purchase third-party reinsurance in amounts we desire on commercially acceptable terms and this may materially adversely affect our business, financial condition and results of operations.

We purchase third-party excess of loss and limited amounts of quota share reinsurance as part of our overall risk and capacity management strategy. The purchase of third-party reinsurance enables us to limit our exposure to losses from catastrophic events by transferring part of the risk we have assumed, known as ceding, to reinsurers in exchange for part of the premium we receive in connection with the risk. Ceded premiums to third-party reinsurers amounted to 43.2% of our direct premiums earned for the year ended December 31, 2006. From time to time, market conditions have limited, and in some cases prevented, insurers from obtaining the types and amounts of reinsurance they consider adequate for their business needs. For example, following the September 11, 2001 terrorist attacks, terms and conditions in the reinsurance markets generally became less attractive to buyers of such coverage. Similar conditions occurred as a result of Hurricanes Katrina, Rita and Wilma in 2005, and may occur again in the future. As a result, we may not be able to purchase reinsurance in the areas and for the amounts we desire or on terms we deem acceptable. Our reinsurance facilities generally are subject to annual renewals occurring in March of each year except for our Residential Earthquake quota share reinsurance facilities renewal, which occurs in September of each year. As of March 1, 2007, we maintained reinsurance coverage from approximately 50 reinsurers. In the past, it has generally taken us between one and two months to renew or replace reinsurance coverage. We generally begin the renewal process three months prior to the expiration of existing coverage. If we are unable to renew our expiring contracts or make new arrangements, our loss exposure could increase, which could increase our potential losses related to catastrophic events, or, if we were unwilling to bear an increase in loss exposure, we could have to reduce the level of our underwriting commitments, both of which could materially adversely affect our business, financial condition and results of operations.

We utilize several risk management and loss limitation methods in addition to purchasing reinsurance. If our risk management and loss limitation methods fail to adequately manage our exposure to losses from catastrophic events, the losses we incur from a catastrophic event could be materially higher than our expectations and our business, financial condition and results of operations could be materially adversely affected.

We manage our exposure to catastrophic losses by analyzing the probability and severity of the occurrence of catastrophic events and the impact of such events on our overall underwriting and investment portfolio. We monitor and control our exposure through a number of methods designed to minimize risk, including underwriting specialization, modeling and data systems, data quality control, strategic use of policy deductibles and regular review of exposure and probable maximum loss reports, which report the maximum amount of losses that one would expect under ordinary circumstances based on computer or actuarial modeling techniques. We cannot assure you that our models and the assumptions used in our software will accurately predict losses. We also cannot assure you that the software that we use is free from defects in its modeling logic or software code.

In addition, output from our risk modeling software is based on third-party data that we believe to be reliable. The estimates and assumptions we use are dependent on many variables, such as loss adjustment expenses, insurance-to-value, storm or earthquake intensity and demand surge, which is the temporary inflation of costs for building materials and labor resulting from increased demand for rebuilding services in the aftermath of a catastrophe. Accordingly, if the estimates and assumptions used in our risk models are incorrect or if our risk models prove to be an inaccurate forecasting tool, the losses we might incur from an actual catastrophe could be materially higher than our expectation of losses generated from modeled catastrophe scenarios, and our business, financial condition and results of operations could be materially adversely affected. In addition, our third-party data providers may change the estimates or assumptions that we use in our risk models and/or their data may be inaccurate. Changes in these estimates or assumptions or the use of inaccurate third-party data could cause our actual losses to be materially higher than our current expectation of losses generated by modeled catastrophe scenarios, which in turn could materially adversely affect our business, financial condition and results of operations.

We also seek to limit our loss exposure through loss limitation provisions in our policies, such as limitations on the amount of losses that can be claimed under a policy, limitations or exclusions from coverage and provisions relating to choice of forum, which specify the process by which disputes will be resolved and are intended to assure that our policies are legally interpreted as we intend. We cannot assure you that these contractual provisions will be enforceable in the manner we expect or that disputes relating to coverage will be resolved in our favor. In addition, we may not set policy deductibles at the levels necessary to adequately limit our loss exposure. If the loss limitation provisions in our policies are not enforceable or disputes arise concerning the application of such provisions, the losses we might incur from a catastrophic event could be materially higher than our expectations, and our business, financial condition and results of operations could be materially adversely affected.

We are subject to regulation by the states in which we operate, and a regulatory, legislative, judicial or executive authority may impose limitations or restrictions upon the activities of our U.S. Insurance Subsidiaries, which could materially adversely affect our business, financial condition and results of operations.

State insurance regulators and other officials have broad power over the business of our U.S. Insurance Subsidiaries, including the authority to impose limitations or restrictions upon the activities of our U.S. Insurance Subsidiaries. The likelihood of such action is increased in a jurisdiction that is experiencing a market disruption, such as Florida, or following a catastrophic event. Our U.S. Insurance Subsidiaries underwrite Specialty Homeowners and Residential Earthquake policies. In the event of a market disruption or catastrophic event related to these lines of business, state officials may attempt to impose costs or obligations on us that may not be in accordance with the contractual terms of the insurance policies issued by our U.S. Insurance Subsidiaries as interpreted by such subsidiaries in accordance with common industry practice. Under such circumstances, state officials may also make assessments or adopt rules which could impose new restrictions on the provisions of our insurance policies that could mandate benefits not otherwise required, or restrict otherwise permissible policy provisions. Such action could materially adversely affect our business, financial condition and results of operations.

Newly enacted Florida legislation providing for a number of residential property insurance market reforms could materially adversely impact our business, financial condition and results of operations.

Florida enacted legislation on January 25, 2007 that provides for a number of residential property insurance market reforms. The legislation mandates reductions in premiums charged by admitted insurance carriers beginning in mid-2007 and provides such admitted insurers with expanded and less expensive hurricane reinsurance through the state-established Florida Hurricane Catastrophe Fund, or the FHCF. Insurance companies that purchase reinsurance from the FHCF will be required to submit a rate filing with the Florida Office of Insurance Regulation that factors assumed savings and reductions in loss exposure resulting from the reforms to the FHCF into a revised rate plan. Additionally, effective January 1, 2008, the legislation requires that national insurers underwriting personal automobile insurance in Florida and residential property insurance in other states also offer residential property insurance in Florida.

The legislation also mandates changes to Citizens, a state-sponsored residual insurer that has in the past been considered the “insurer of last resort” for hurricane-exposed properties in Florida. The legislation, among other matters, resets Citizens’ rates to the levels prevailing as of December 31, 2006, removes the requirement that Citizens charge rates higher than admitted market insurers and allows Citizens to offer multi-peril policies, rather than wind-only policies, in certain high-risk areas.

In addition to the January 25, 2007 legislative action, the Florida Office of Insurance Regulation issued an emergency rule on January 30, 2007 that (i) froze admitted market residential property insurance rates as of January 25, 2007, (ii) prohibited admitted residential property insurers from making any form of filings that reduce coverage to existing policyholders and (iii) prohibited the cancellation or non-renewal of personal residential insurance policies by admitted insurers until after required rate reduction filings are made under the January 25, 2007 legislation. These measures and other reforms contained in the legislation, either individually or in the aggregate, could increase our competition in Florida by introducing new insurers into the market or by improving the competitive position of Citizens and other existing carriers in the market. Additionally, decreased rates offered by our competitors as a result of such legislation could prompt us and other non-admitted insurers to reduce our rates in Florida to remain competitive. These factors could materially adversely impact our business, financial condition and results of operations.

If we lose key personnel or are unable to recruit qualified personnel, our ability to implement our business strategies could be delayed or hindered.

Our success depends, in part, upon the efforts of certain of our executive officers and other key personnel. We rely substantially upon the services of Kevin Nish, our President and Chief Executive Officer. Although we are not aware of any planned departure by Mr. Nish, the loss of his services could prevent us from fully implementing our business strategies and materially adversely affect our business, financial condition and results of operations. We have an employment agreement with Mr. Nish which provides for a term through November 2010, but either we or Mr. Nish may terminate his employment with us earlier. See “Executive compensation—Narrative description of summary compensation and grants of plan-based awards—Employment Agreements; termination benefits.” We currently maintain a key man insurance policy that provides coverage only for Mr. Nish.

As we continue to grow, we will need to recruit and retain qualified management personnel, but we may not be able to do so. Our ability to recruit and retain such personnel will depend upon a number of factors, such as our results of operations, prospects and the level of competition then prevailing in the market for qualified personnel. Failure to recruit and retain such personnel could materially adversely affect our business, financial condition and results of operations.

We distribute our products through a select group of brokers and agents, one of which accounts for a significant part of our business, and there can be no assurance that such relationships will continue.

We distribute our products through a select group of brokers and agents. Because our agreements with our brokers and agents do not require minimum premium volumes and the retail agents own the policy rights, we cannot assure you that such relationships will continue. Even if our relationships with our brokers and agents do continue, it is possible they may not be profitable for us. All of our agreements with our brokers and agents for our Residential Earthquake business can be terminated immediately by either party, and our agreements with brokers and agents for our Specialty Homeowners business, other than with our largest wholesale surplus lines broker, Hull & Company, Inc., or Hull, a subsidiary of Brown & Brown, Inc., can be terminated upon 120 days’ written notice. For the year ended December 31, 2006, Hull distributed approximately 87% of our Specialty Homeowners gross premiums written and approximately 52% of our total gross premiums written, respectively. Our agreement with Hull requires it to provide us with 24 months’ written notice prior to termination. The termination of our relationship with or a substantial reduction in premium volumes from one or more of these brokers or agents, and Hull in particular, could result in lower gross premiums written and have a material adverse effect on our business, financial condition and results of operations.

Concentration of our business in California and Florida could have a material adverse effect on our business, financial condition and results of operations.

Our policyholders and insurance risks are currently concentrated in California and Florida, which generated 39.3% and 39.8% of our gross premiums written, respectively, for the year ended December 31, 2006. Any single catastrophic event or other condition causing significant losses in California or Florida could materially adversely affect our business, financial condition and results of operations. Additionally, unfavorable business, economic or regulatory conditions in these states may result in a significant reduction of our premiums or increase our loss exposure. We are exposed to business, economic, political and regulatory risks that are greater than the risks faced by insurance companies that conduct business over a more extensive geographic area.

Changes in the California or Florida political climates could result in new or changed legislation affecting the property and casualty insurance industry in general and insurers writing residential earthquake and non-admitted wind coverage in particular.

A decline in the financial strength ratings of our Insurance Subsidiaries may result in a reduction of new or renewal business.

The financial strength of each of our Insurance Subsidiaries is currently rated “A- (Excellent)” by A.M. Best, which is the fourth-highest of 16 rating categories. In evaluating a company’s financial strength, A.M. Best reviews the company’s profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its losses and loss adjustment expenses reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best’s financial strength ratings reflect its opinion of an insurance company’s operating performance, financial strength and ability to meet its obligations to policyholders. These evaluations are not directed to purchasers of an insurance company’s securities. This rating level is subject to our ability to meet A.M. Best’s expectations as to our financial performance and capitalization on an ongoing basis and is subject to revocation or revision at any time at the sole discretion of A.M. Best. We cannot ensure that we will maintain our present rating.

Ratings have become an increasingly important factor in establishing the competitive position of an insurance company. Brokers, agents and policyholders use these ratings as one measure by which to assess the quality of an insurance company and A.M. Best’s financial strength ratings are often a key factor in their decision of whether to place business with a particular insurance provider. A downgrade of our Insurance Subsidiaries’ financial strength ratings could cause our current and future brokers, agents and policyholders to choose other, more highly-rated competitors. In some circumstances, mortgage companies and other lenders may require their borrowers to insure their mortgaged properties with insurers who have a minimum financial strength rating, often B+ or better. As a result, policyholders who own and carry a mortgage on the insured property may be required to terminate their policies with us in the event that our ratings fall below the minimum required ratings of their lenders. Because we are not able to predict the reaction of our current and future brokers, agents and policyholders to a downgrade of our Insurance Subsidiaries’ financial strength ratings, we are not able to quantify the percentage of our business, in terms of premiums or otherwise, that would be affected by a downgrade in their A.M. Best ratings. A downgrade could also increase the cost or reduce the availability of reinsurance to us.

If our reinsurers do not pay us for losses in a timely fashion, or at all, we may incur substantial losses that could materially adversely affect our business, financial condition and results of operations.

Although we cede risk to our reinsurers, we remain primarily liable to our policyholders for the payment of their claims. After paying claims, we bill our reinsurers for their share of these claims. In the event that one or more of our reinsurers becomes insolvent or otherwise refuses to reimburse us for losses or fails to pay us in a timely manner, our business, financial condition and results of operations would be materially adversely affected. As of March 31, 2007, we had $27.4 million of reinsurance recoverable on unpaid losses and $0.8 million of reinsurance recoverable on paid losses, which amounted to a total of $28.2 million in reinsurance recoverables. Reinsurance recoverables from USF&G, a subsidiary of Travelers, represented 89.4% of our total reinsurance recoverables. The reinsurance recoverables on paid losses of $0.8 million at March 31, 2007 were outstanding for less than 60 days.

If we fail to price our insurance policies accurately, our profitability could be materially adversely affected.

Our financial condition and results of operations depend on our ability to underwrite and set premium rates accurately for a wide variety of risks. Adequate rates are necessary to generate premiums sufficient to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit. To price our products accurately, we must:

•	collect and properly analyze a substantial amount of data;
•	develop, test and apply appropriate pricing techniques;
•	closely monitor and recognize changes in trends in a timely manner; and
•	project both severity and frequency of losses with reasonable accuracy.

Our ability to undertake these efforts successfully and price our products accurately is subject to a number of risks and uncertainties, some of which are outside our control, including:

•	the availability of sufficient reliable data;
•	changes in applicable legal liability standards and in the civil litigation system generally;
•	our ability to obtain regulatory approval, where necessary; and
•	the uncertainties that inherently characterize estimates and assumptions.

Consequently, we could underprice risks, which could materially adversely affect our profit margins, or we could overprice risks, which could reduce our competitiveness and sales volume. In either case, our profitability could be materially adversely affected.

If we underestimate our loss reserves so that they are inadequate to cover our ultimate liability for losses, our business, financial condition and results of operations could be materially adversely affected.

We are required to maintain adequate reserves to cover our estimated ultimate liabilities for losses and loss adjustment expenses. Our loss reserve estimates do not represent an exact calculation of liability. Rather, these reserves are estimates based on actuarial and statistical projections of what we believe the settlement and administration of claims will cost based on facts and circumstances then known to us. Losses and loss adjustment expense reserves are typically composed of (1) case reserves, which are established for specific, individual reported claims and (2) reserves for losses that have been incurred but for which claims have not yet been reported to us, or IBNR, reserves. Our IBNR reserves include a provision for unknown future development on losses and loss adjustment expenses on case reserves, but are not permitted to and do not include provisions for losses from events which have yet to occur, including losses arising from future catastrophes.

Establishing an appropriate level of reserves is an inherently uncertain process. It is likely that our ultimate liability will be greater or less than our initial estimates. To the extent we determine that actual losses and loss adjustment expenses from events which have occurred exceed the loss reserves reflected in our financial statements, we will be required to recognize these changes in the period in which they are identified. This could cause a sudden and material increase in our liabilities and a reduction in our profitability, including operating losses and reduction of capital, which could materially restrict our ability to underwrite new business and materially adversely affect our business, financial condition and results of operations. Although our loss reserves have in the past closely approximated the actual losses we incurred during periods of reduced catastrophes, there can be no assurance that they will continue to do so in the future.

During the year ended December 31, 2006, the gross losses and loss adjustment expenses for the hurricanes that occurred in Florida in 2005 increased by $19.0 million from $27.6 million recorded in 2005 to $46.6 million in 2006. This increase was recorded in the consolidated statement of income for the year ended December 31, 2006. During the year ended December 31, 2005, the gross losses and loss adjustment expenses for the hurricanes that occurred in Florida in 2004 increased by $113.9 million from $140.0 million recorded in 2004 to $253.9 million in 2005. This increase was recorded in the consolidated statements of income for the year ended December 31, 2005. See “Our business—Reserves.”

Increased costs of building materials and construction services resulting from a surge in demand and changes in local building codes subsequent to a catastrophe could result in higher claims losses than we have expected based on our original risk modeling assessments.

Subsequent to a catastrophe, increased demand for building materials and construction services could increase the cost to repair or rebuild insured structures and could result in higher claims losses than originally expected. In addition, states and local municipalities may revise their building codes in response to particular structural or engineering weaknesses identified in structures as a result of such catastrophe. Our policyholders may be required to rebuild or repair their structures after a catastrophe in accordance with new and more demanding building codes, which may require more costly implementation and engineering measures than we accounted for in our original risk assessment. To the extent that our actual claims costs are higher than our modeled expectations, it could have a material adverse impact on our business, financial condition and results of operations.

We rely on our information technology and telecommunication systems and the failure or interruption of these systems could materially and adversely affect our business, financial condition and results of operations.

Our business model is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to underwrite and process new and renewal policies, provide customer service, process claims, make claims payments and facilitate collections and cancellations. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting, rate development and calculating loss reserves. The failure or interruption of these systems for any reason, including natural disasters could interrupt our operations or materially impact our ability to evaluate and underwrite our business. Because our information technology and telecommunications systems interface with third-party systems, we could experience service delays if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to underwrite and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner. This could have a material adverse effect on our business, financial condition and results of operations.

The property and casualty insurance industry is historically cyclical and we expect to experience periods with excess underwriting capacity and unfavorable premium rates.

The property and casualty insurance industry has historically been subject to cyclical fluctuations. Insurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of underwriting capacity, underwriting results, general economic conditions and other factors.

The insurance pricing cycle has historically been a market phenomenon with no set duration of the cycles involved, driven by supply and demand rather than by the actual cost of coverage. The upward phase of a cycle can be triggered when a major event forces insurers to make large claim payments, thereby reducing capital. This, combined with increased demand for insurance against the risk associated with the event, pushes prices upwards. Over time, insurers’ capital is replenished with the resultant higher earnings and new entrants may enter the industry seeking a part of the profitable business. This combination prompts decreased prices—the downward cycle—until a major insured event restarts the upward phase. As a result, the property and casualty insurance business has been characterized by periods of intense competition on price and policy terms due to excess underwriting capacity, as well as periods when shortages of capacity permit favorable premium rates and policy terms and conditions.

Although it is difficult to assess the current stage of a cycle, we believe the specialty residential property insurance market is currently experiencing a period of reduced underwriting capacity.

Recently, however, we have noted downward pricing pressure, particularly in Florida. Further downward pricing pressure in our Specialty Homeowners business could have a negative impact on the premiums and fees we generate.

As a significant period of time has elapsed since the last catastrophic domestic earthquake, the rate at which customers are purchasing residential earthquake insurance has declined modestly, though premium rates have remained relatively stable. Should additional time elapse without the occurrence of a major earthquake, we may experience continued modest decline in the rate at which customers purchase residential earthquake products. If a significant earthquake occurs, we would expect to see an increase in demand and a modest decrease in market underwriting capacity, which could have the effect of increasing our premium rates and volume.

The cyclical trends in the industry and the industry’s profitability can be affected significantly by volatile and unpredictable developments, such as natural disasters, rating agency and regulatory reforms, fluctuations in interest rates, changes in the investment environment that affect market prices of investments and inflationary pressures that may tend to affect the size of losses experienced by policyholders. We expect to experience the effects of cyclicality, which could materially adversely affect our financial condition and results of operations. See “Our business—Industry overview.”

Our historical financial results may not accurately indicate our future performance due to our limited operating history and the low number of catastrophic storms and earthquakes experienced in 2006.

The year ended December 31, 2006 is the only full year for which consolidated financial results are available for GeoVera Holdings. We believe our financial results for 2006 may not be indicative of our future financial results due to the fact that we did not experience significant catastrophe losses during 2006 and may incur greater catastrophe losses in the future.

GeoVera Insurance Group Holdings, Ltd. acquired our Predecessor Companies in November 2005 from Travelers and formed GeoVera Re concurrent with the Acquisition. Prior to the Acquisition, our Predecessor Companies did not operate as entirely separate businesses and relied on Travelers for many financial, claims, administrative, information technology and other back office services. We, therefore, have limited financial and claims history available to help you evaluate our past performance or to make a decision about an investment in our common shares.

We may require additional capital in the future, which may not be available or only available on unfavorable terms.

Our future capital requirements depend on many factors, including regulatory and rating agency requirements, our ability to underwrite new business successfully and establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by this offering, together with our current surplus and our future retained earnings, are insufficient to fund future operating requirements or cover policyholder claims, we may need to raise additional capital through financings or curtail our growth. We cannot provide any assurance in that regard, since many factors will affect our capital needs and their amount and timing, including our growth and profitability, our claims experience and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions, catastrophic events and other unforeseeable developments. If we have to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. The securities we may offer may have rights, preferences and privileges that are senior to those of the shares offered in this offering. In the case of future equity financings, dilution to our shareholders could result. Further, in the case of future debt and equity financings, we may be subject to covenants that restrict our ability to freely operate our business. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our operating plans and our business, financial condition or results of operations could be materially adversely affected. Based on current plans, we believe that our existing capital resources and the net proceeds from this offering will be sufficient to finance our operations and anticipated capital expenditures for at least the next 12 months and beyond if no major catastrophes occur.

We may experience significant losses on short notice, which may require us to liquidate our investments rapidly in a depressed market.

Catastrophic events such as hurricanes, earthquakes, windstorms and other severe events are inherently unpredictable. By insuring residential property that can be damaged in these catastrophes, we subject ourselves to large potential claims that may arise on short notice. To meet our obligations with respect to these claims, we may be forced to liquidate some of our investments rapidly, which may involve selling a portion of our investments into a depressed market. These sales may decrease our returns from our investments, which could materially adversely affect our financial condition.

Our investment performance may be impacted by changes in the business, operating results or financial condition of the entities in which we invest, as well as changes in interest rates, government monetary policies, general economic trends and overall capital market conditions.

Our investments are subject to a variety of risks, including those relating to general economic conditions, market volatility, liquidity risk, credit and default risk and interest rate fluctuations. Our investment portfolio contains instruments, such as bonds, that may be materially adversely affected by increases in interest rates. Because bond prices decrease as interest rates rise, a significant increase in interest rates could have a material adverse effect on our financial condition and results of operations. On the other hand, decreases in interest rates could have a material adverse effect on our investment income and results of operations. For example, if interest rates decline, investment of new premiums received and funds reinvested will earn less. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control.

Our fixed maturities investment portfolio includes mortgage- and asset-backed securities. As of December 31, 2006, mortgage- and asset-backed securities constituted 76.5% of our fixed maturities. As with other fixed maturities, the fair value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities and other asset-backed securities are paid more quickly, requiring us to reinvest the proceeds at the then-current market rates. Conversely, during periods of rising interest rates, the rate of prepayment generally slows. Mortgage-backed securities that have an amortized cost that is less than par (i.e., purchased at a discount) may incur a decrease in yield as a result of a slower rate of prepayment.

Our U.S. Insurance Subsidiaries are subject to extensive regulation, which may materially adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may materially adversely affect our business, financial condition and results of operations.

Our U.S. Insurance Subsidiaries are subject to extensive regulation, primarily by California, the domiciliary state for GeoVera Insurance, GeoVera Specialty and Pacific Select Property and, to a lesser degree, the other states in which we operate. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of shareholders. These regulations generally are administered by a department of insurance in each state and relate to, among other things, licensing, authorizations to underwrite excess and surplus lines of business, capital and surplus requirements, rate and form approvals, investment, underwriting limitations, affiliate transactions, dividend limitations, changes in control, solvency and a variety of other financial and non-financial aspects of our business. Significant changes in these laws and regulations could further limit our operational flexibility or make it more expensive to conduct our business. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may impose timing and expense constraints that could materially adversely affect our ability to achieve some or all of our business objectives.

We underwrite business through certain of our subsidiaries on a non-admitted basis, primarily in Florida, South Carolina and Texas. Writing business on a non-admitted basis allows us to alter our policy terms and rates without prior authorization from the insurance regulators in the states in which we underwrite non-admitted insurance. However, if one or more insurance regulators in states in which we underwrite insurance on a non-admitted basis were to determine that they have the authority to regulate our rates, policy forms or other significant aspects of the non-admitted business which we underwrite, or if a regulator were to determine that such business may be written only on an admitted basis, it could materially adversely affect our ability to achieve some or all of our business objectives.

Our U.S. Insurance Subsidiaries are part of an “insurance holding company system” within the meaning of applicable California statutes and regulations. As a result of such status, certain transactions between our U.S. Insurance Subsidiaries and one or more of their affiliates, such as a tax sharing agreement or cost sharing arrangement, may not be effected unless the insurer has provided notice of that transaction to the California Department of Insurance at least 30 days prior to engaging in the transaction and the California Department of Insurance has not disapproved such transaction within the 30-day time period. These prior notification requirements may result in business delays and additional business expenses. If our U.S. Insurance Subsidiaries fail to file a required notification or fail to comply with other applicable insurance regulations in California, we may be subject to significant fines and penalties and our working relationship with the California Department of Insurance may be impaired, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, regulatory authorities have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could materially adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could interfere with our operations and require us to bear additional costs of compliance, which could materially adversely affect our ability to operate our business.

Our U.S. Insurance Subsidiaries are subject to risk-based capital requirements and other minimum capital and surplus restrictions imposed under California law. The risk-based capital requirements, based upon the Risk-Based Capital Model Act adopted by the National Association of Insurance Commissioners, or the NAIC, establish the minimum amount of capital necessary for a company to support its overall business operations. The risk based capital tests identify property and casualty insurers that may be inadequately capitalized by examining certain inherent risks of each insurer’s assets and liabilities and its mix of net premiums written. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Our U.S. Insurance Subsidiaries are required to complete and report the results of their risk-based capital calculations to the California Department of Insurance and the NAIC. Failure to maintain our risk-based capital at the required levels could materially adversely affect the ability of our U.S. Insurance Subsidiaries to maintain regulatory authority to conduct our business.

GeoVera Re is subject to extensive regulation in Bermuda that may materially adversely affect its ability to achieve its business objectives. If GeoVera Re fails to comply with these regulations, it may be subject to penalties, including fines, suspensions and withdrawal of its insurance license.

GeoVera Re is subject to regulation and supervision in Bermuda. Among other matters, Bermuda statutes, regulations and the policies of the Bermuda Monetary Authority, or BMA, require GeoVera Re to maintain minimum levels of statutory capital and surplus and liquidity to meet solvency standards, to obtain prior approval of certain issuances and transfers of shares as well as to submit to certain periodic examinations of its financial condition.

These statutes and regulations may, in effect, restrict GeoVera Re’s ability to underwrite reinsurance, to make certain investments and to distribute funds. We cannot predict whether any change to these regulations will materially and adversely affect our business, financial condition or results of operations.

If states increase the assessments that GeoVera Insurance, GeoVera Specialty and Pacific Select Property are required to pay, our business, financial condition and results of operations would suffer.

Certain of the jurisdictions in which our U.S. Insurance Subsidiaries are admitted to transact business, including their domicile of California, require property and casualty insurers doing business within that jurisdiction to participate in guaranty associations. These organizations are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. States may also assess admitted companies in order to fund their respective department of insurance operations. Some states permit member insurers to recover assessments paid through full or partial premium tax offset or in limited circumstances by surcharging policyholders.

We are licensed to conduct our insurance operations in 41 states, although all of our admitted business is written in California, Oregon, Texas and Washington. GeoVera Insurance, GeoVera Specialty and Pacific Select Property all underwrite business in California on an admitted basis. As GeoVera Insurance, GeoVera Specialty and Pacific Select Property grow, our share of any assessments in California, in particular, and in each other state in which one or more of our U.S. Insurance Subsidiaries underwrite business on an admitted basis may increase. Although we paid no assessments in 2006, we cannot predict with certainty the amount of future assessments, because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could result in higher than expected operating expenses and have a material adverse effect on our business, financial condition or results of operations. In addition, while some states permit member insurers to recover assessments paid through full or partial premium tax offset or, in limited circumstances, by surcharging policyholders, there is no certainty that offsets or surcharges will be permitted in connection with any future assessments.

We are an insurance holding company and our Insurance Subsidiaries are subject to restrictions on paying dividends, repurchasing common shares or otherwise returning capital to shareholders.

GeoVera Holdings is a holding company with no significant operations or assets other than its ownership of its subsidiaries. Dividends, distributions and other permitted payments from our subsidiaries, including payments pursuant to management and other agreements, which are limited under applicable law and regulations, are expected to be GeoVera Holdings’ primary source of funds to pay expenses and fund dividends, if any, or share repurchases.

California, the domiciliary state of each of our U.S. Insurance Subsidiaries, limits the aggregate amount of dividends and other distributions our U.S. Insurance Subsidiaries may pay to us in any 12-month period without advance regulatory notice and, in some cases, regulatory approval, thereby limiting our ability to pay expenses and dividends. In addition, our U.S. Insurance Subsidiaries may pay dividends only from their respective statutory earned surplus, which are unassigned funds as required to be reported on each such subsidiary’s respective annual statutory financial statements. For 2007, the maximum aggregate amount of dividends that our U.S. Insurance Subsidiaries can pay under applicable laws and regulations without regulatory approval is approximately $12.4 million.

Our Bermuda reinsurance subsidiary, GeoVera Re, may pay dividends to GeoVera Holdings in addition to the $12.4 million of ordinary dividends available from our U.S. Insurance Subsidiaries. Under the Insurance Act of Bermuda and related regulations, or the Insurance Act, GeoVera Holdings and GeoVera Re will be required to maintain a prescribed minimum solvency margin and liquidity ratio and will be prohibited from declaring or paying dividends that would result in noncompliance with such requirement. This may limit the amount of funds available for distribution to GeoVera Holdings from GeoVera Re, restricting GeoVera Holdings’ ability to pay dividends, make distributions and repurchase any of its common shares.

Litigation and legal proceedings against us could have a material adverse effect on our business, financial condition and results of operations.

We are not currently subject to any material litigation; however, we may be named as defendants in, and become subject to, various legal actions in the future. Adverse judgments in one or more of such future lawsuits could require us to pay significant damage amounts or to change aspects of our operations, which could have a material adverse effect on our business, financial condition and results of operations.

The property and casualty insurance industry is highly competitive and we may not be able to compete effectively in the future.

The property and casualty insurance industry is highly competitive and has, from time to time, experienced severe price competition. We compete with a number of other companies in our selected lines of business, including major U.S. and non-U.S. insurers, regional, mutual and specialty insurance companies, underwriting agencies, diversified financial services companies and state-sponsored residual insurance companies. We compete for business on the basis of a number of factors, including price, coverage offered, customer service, relationships with brokers and agents (including ease of doing business, service provided and commission rates paid), size and financial strength ratings. Some of our competitors may have greater financial, marketing and management resources than we do. We also may be subject to additional competition in the future from new market entrants. For a more detailed discussion of our competitive landscape, please see “Our business—Competition.”

Risks related to an investment in our common shares

Future sales of our common shares by our current shareholder in the public market, or the possibility or perception of such future sales, could materially adversely affect the market price of our common shares.

After giving effect to this offering, our current shareholder will beneficially own 72.9% of our outstanding common shares, or approximately 68.8% if the underwriters’ over-allotment option is exercised in full, not including any common shares it or its related parties may purchase in this offering. All of these shares are subject to lock-up agreements that prohibit our current shareholder from disposing of our shares for 180 days after the date of this prospectus, which J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may waive at their discretion. See “Shares eligible for future sale.” After this offering and subject to the lock-up agreements, the Investor Group will have the right to require us to register these common shares under the Securities Act for sale to the public, either in an independent offering pursuant to a demand registration or in conjunction with a public offering. See “Certain relationships and related-party transactions—Members’ agreement.” In addition, we also intend to file a registration statement on Form S-8 under the Securities Act covering the 2,000,000 common shares available to be issued under our 2007 Incentive Award Plan. Accordingly, subject to the exercise of options, which may be subject to certain vesting requirements, common shares registered under that registration statement will be available for sale in the open market immediately after the lock-up period expires. We cannot predict what effect, if any, future sales of shares by our current shareholder or its affiliates, or the availability of shares for future sale, may have on the prevailing market price of our common shares from time to time. Sales of substantial amounts of our common shares in the public market by our current shareholder or its affiliates, or the possibility or perception that such sales could occur, could materially adversely affect prevailing market prices for our common shares. See “Shares eligible for future sale.” If such sales reduce the market price of our common shares, our ability to raise additional capital in the equity markets may be materially adversely affected, and it may be difficult for you to sell your shares at a time and price which you deem appropriate.

Our current shareholder and its beneficial owners will own a large percentage of our common shares after this offering, which will allow them to control substantially all matters requiring shareholder approval.

The Parent currently owns 100% of our common shares and upon completion of this offering, it will own approximately 72.9% of our outstanding common shares. Our executive officers, certain members of our Board of Directors and affiliates of members of our Board of Directors beneficially own, in the aggregate, 100% of the shares of the Parent, and, as a result, they exercise indirect control over GeoVera Holdings. See “Principal and selling shareholder” for additional detail about the shareholdings of these persons. Accordingly, these directors, executive officers and the current shareholder will have substantial influence, if they act as a group, over the election of directors and the outcome of other corporate actions requiring shareholder approval or may seek to arrange a sale of our company at a time or under conditions that are not favorable to our other shareholders. These directors, executive officers and the current shareholder may also delay or prevent a change of control, even if such a change of control would benefit our other shareholders, if they act as a group. This significant concentration of share ownership may materially adversely affect the trading price of our common shares due to investors’ perception that conflicts of interest may exist or arise.

Being a public company will increase our administrative costs and may add other burdens.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, rules implemented by the Securities and Exchange Commission and new listing requirements of the Nasdaq Global Market have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee.

We are presently evaluating our existing internal controls with respect to the standards adopted by the Public Company Accounting Oversight Board. We cannot be certain at this time that we will be able to successfully and satisfactorily complete the procedures, certification and attestation requirements of Section 404 of Sarbanes-Oxley by the time that we are required to file our Annual Report on Form 10-K for the year ended December 31, 2008, which is the first time that our management and our outside auditors will be required to deliver reports on our internal controls and procedures in accordance with Sarbanes-Oxley. Uncertainty as to our ability to comply with such requirements or any material weaknesses uncovered as a result of such procedures could have a material adverse effect on the trading price of our common shares. In addition, we may incur increased costs associated with such procedures and the allocation of internal resources necessary to prepare for or comply with such requirements.

We cannot assure you that a public market for our common shares will develop. In addition, our share price may be volatile.

Prior to this offering, there has been no public market for our common shares, and we cannot provide you with any assurance that an active trading market will develop and continue upon the closing of this offering or that the market price for our common shares will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters. The initial public offering price of our common shares will be based on numerous factors and may not be indicative of the market price for our common shares after the initial public offering. Factors such as variations in our actual or anticipated operating results, changes in or failure to meet earnings estimates of securities analysts, market conditions in the insurance industry, regulatory actions and general economic and securities market conditions, among other factors, could cause the market price of our common shares to decline below the initial public offering price.

You will experience immediate and substantial dilution in the net tangible book value of our common shares you purchase in this offering.

The initial public offering price of our common shares is substantially higher than the book value per share of our outstanding common shares after this offering. As a result, you will pay a price per share that exceeds the book value of our tangible assets after subtracting our liabilities. Therefore, if you purchase any of our common shares in this offering, you will suffer immediate and substantial dilution of approximately $6.56 per share. In addition, investors who purchase our common shares will contribute 13.9% of the total amount to fund our company, but will only own 9.6% of our total common shares outstanding after the completion of this offering. See “Dilution.”

There are provisions in our charter documents that may reduce or increase the voting rights of our common shares.

Our bye-laws generally provide that shareholders have one vote for each share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, pursuant to a mechanism specified in our bye-laws, the voting rights exercisable by certain shareholders will be limited so that certain persons or groups are not deemed to hold more than 9.9% of the total voting power conferred by our shares. In addition, our Board of Directors retains certain discretion to make adjustments to the aggregate number of votes attaching to the shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that certain persons will not hold more than 9.9% of the total voting power represented by our then-outstanding shares. Our bye-laws provide, generally, that any shareholder who: (i) owns our common shares (within the meaning of section 958(a) of the U.S. Internal Revenue Code of 1986, as amended, or the Code), (ii) owns or is deemed to own our common shares (within the meaning of section 958(a) and (b) of the Code) that confer votes in excess of 9.9%, and (iii) would be required to include in income such shareholder’s pro rata share of our subpart F income, if we were a controlled foreign corporation as defined in section 957 of the Code, will have the voting rights attached to such common shares reduced so that it may not exercise more than 9.9% of the total voting rights. The reduction in votes is generally to be applied proportionately among all shareholders who are members of the first shareholder’s control group. A control group means, with respect to any person, all shares directly owned by such person and all shares directly owned by each other shareholder, any of whose shares are included in the controlled shares of such person. Controlled shares means all common shares that a person is deemed to own directly, indirectly (within the meaning of section 958(a) of the Code) or constructively (within the meaning of section 958(b) of the Code). Any reduction in votes will generally be applied proportionately among members of the shareholder’s control group or related group, as the case may be. The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately among all of our other shareholders who were not members of these groups so long as such reallocation does not cause certain persons to hold more than 9.9% of the total voting power of our shares.

Under these provisions, some shareholders may have the right to exercise their voting rights limited to less than one vote per share. Moreover, these provisions could have the effect of reducing the voting power of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership.

As a result of any reduction in the votes of other shareholders, your voting power might increase above 5% of the aggregate voting power of the outstanding shares, which may result in you becoming a reporting person subject to Schedule 13D or 13G filing requirements under the Securities Exchange Act of 1934, or the Exchange Act.

We also have the authority to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be reallocated pursuant to the bye-laws. If a shareholder fails to respond to a request for information from us or submits incomplete or inaccurate information (after a reasonable cure period) in response to a request, we, in our reasonable discretion, may reduce or eliminate the shareholder’s voting rights.

It may be difficult to enforce a judgment or effect service of process on us because we are organized under Bermuda law.

GeoVera Holdings and GeoVera Re are Bermuda exempted companies limited by shares, and it may be difficult for you to enforce judgments against them or their directors and executive officers.

We have been advised by Appleby, our Bermuda counsel, that there is doubt as to whether the Courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Appleby that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda, and not U.S., law.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to public policy. It is the advice of Appleby that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda Court. Some remedies available under the laws of U.S. jurisdictions, including some remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

U.S. persons who own our common shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Companies Act, which applies to GeoVera Holdings and GeoVera Re, differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Generally, the rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. In addition, GeoVera Holdings’ bye-laws also provide that shareholders waive all claims or rights of action that they may have, individually or in GeoVera Holdings’ right, against any of GeoVera Holdings’ directors or officers for any act or failure to act in the performance of such directors’ or officers’ duties, except with respect to any fraud or dishonesty of such directors or officers. The cumulative effect of some of these differences between Bermuda law and the laws generally applicable to U.S. corporations and their shareholders may result in shareholders having greater difficulties in protecting their interests as a shareholder of GeoVera Holdings than as a shareholder of a U.S. corporation. In particular, this affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with GeoVera Holdings, the approvals required for business combinations by GeoVera Holdings with a large shareholder or a wholly-owned subsidiary, the rights a shareholder may have to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.

For more information on the differences between Bermuda and Delaware corporate laws, see “Description of our share capital—Differences in corporate law.”

Anti-takeover provisions in our bye-laws could impede an attempt to replace or remove our directors, which could diminish the value of our common shares.

Our bye-laws contain provisions that may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may materially adversely affect the prevailing market price of our common shares if they are viewed as discouraging changes in management and takeover attempts in the future.

The anti-takeover provisions in our bye-laws that could have such an effect are:

•	shareholders are required to provide us with advance notice of shareholder nominations and proposals to be brought before any general meeting of shareholders, which could discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal;

•	the total voting power of certain shareholders owning more than 9.9% of our common shares will be reduced to 9.9% of the total voting power of our common shares; and

•

our directors may, in their discretion, decline to record the transfer of any common shares on our share register if the shares have not been fully paid for, if the directors are not satisfied that all required regulatory approvals for such transfer have been obtained, if as a result of the transfer certain shareholders would hold more than 9.9% of our common shares, if the instrument of transfer is in favor of more than five persons jointly or if the directors have made a determination that such transfer may result in any non-de minimis tax, legal or regulatory consequences to us, our subsidiaries or our shareholders.

There are regulatory limitations on the ownership and transfer of our common shares.

Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act and the Bermuda Investment Business Act 2003, which regulates the sale of securities in Bermuda. In addition, the BMA must approve all issues and transfers of shares of a Bermuda exempted company. Pursuant to its statement of June 1, 2005, the BMA has given its general permission under the Exchange Control Act 1972 (and related regulations) for the issue and free transfer of common shares to and among persons who are non-residents of Bermuda for exchange control purposes as long as the shares are listed or traded on an appointed stock exchange, which includes the Nasdaq Global Market. This general permission applies to GeoVera Holdings but would cease to apply if GeoVera Holdings were not to be so listed. Bermuda insurance law requires that any person who becomes a holder of at least 10%, 20%, 33% or 50% of the common shares outstanding of an insurance or reinsurance company or its parent company must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to a person holding 10%, 20%, 33% or 50% of our common shares outstanding if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce their shareholding in us and may direct, among other things, that the voting rights attaching to their shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense. In addition, we will deliver to and file a copy of this prospectus with the Registrar of Companies in Bermuda in accordance with Bermuda law.

Except in connection with the settlement of trades or transactions entered into through the facilities of the Nasdaq Global Market, our Board of Directors may generally require any shareholder or any person proposing to acquire our shares to provide the information required under our bye-laws. If any such shareholder or proposed acquirer does not provide such information, or if the Board of Directors has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, the Board of Directors may decline to register any transfer or to effect any issuance or purchase of shares to which such request is related. Although these restrictions on transfer will not interfere with the settlement of trades on the Nasdaq Global Market, we may decline to register transfers in accordance with our bye-laws and Board of Directors resolutions after a settlement has taken place.

Applicable insurance laws may make it difficult to effect a change of control of our company.

Our U.S. Insurance Subsidiaries are domiciled in California. Before a person can acquire control of an insurance company domiciled in California, prior written approval must be obtained from the California Department of Insurance. A change of control is presumed upon the acquisition of 10% or more of our outstanding voting stock, unless these regulators determine otherwise. Prior to granting approval of an application to acquire control of a domestic insurer, the California Department of Insurance will consider factors such as:

•	the integrity and management experience of the acquirer’s board of directors and executive officers;

•	the acquirer’s plans for the management of the insurer;

•	the acquirer’s plans to declare dividends, sell assets or incur debt;

•	the acquirer’s plans for the future operations of the domestic insurer; and

•	any anti-competitive results that may arise from the consummation of the acquisition of control.

These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions that some or all of our shareholders might consider desirable.

The price of our common shares may be volatile.

The trading price of our common shares following this offering may fluctuate substantially. The price of our common shares after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our common shares. Factors that could cause fluctuation include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of insurers’ securities;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	general economic conditions and trends;

•	losses in our investment portfolio;

•	sale of large blocks of our common shares; or

•	departures of key personnel.

Risks related to taxation

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we are subject to taxation in many jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, which could be material. Furthermore, in determining our global provision for taxes, we are required to exercise judgment. Regularly, we make estimates where the ultimate tax determination is uncertain in part because the specific countries in which we will earn our anticipated revenues for the year are not predictable, and the applicable tax rates vary significantly from country to country. While we believe our estimates are reasonable, we cannot be certain that the actual amount of our consolidated tax liability will not differ from these estimates, in which case our provision for income taxes could be materially impacted.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct our operations through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices. A reallocation of income from a lower tax jurisdiction to a higher tax jurisdiction would cause us to have a higher tax liability. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess penalties, it would increase our consolidated tax liability, which could materially adversely affect our financial condition, results of operations and cash flows.

A significant portion of our U.S. Insurance Subsidiaries’ business is reinsured by our subsidiary, GeoVera Re, pursuant to a reinsurance agreement. Under Section 845 of the Code, the Internal Revenue Service has the authority, in certain circumstances, to reallocate income between or among related persons who are parties to a reinsurance agreement in order to reflect the proper amount, source, or character of the parties’ taxable income. While there are no regulations and little guidance under this section, application of Section 845 in a situation where the assuming reinsurer has a lower tax rate than the ceding insurer would generally be consistent with the manner in which the Internal Revenue Service reallocates income among related parties. As Bermuda has no income tax, there is a risk that the Internal Revenue Service might seek to reallocate income earned by GeoVera Re to our U.S. Insurance Subsidiaries, which are subject to United States federal income tax. Nonetheless, we believe that the current allocation of income among our U.S. Insurance Subsidiaries and GeoVera Re is proper because such allocation is equivalent to that which would result from an arm’s length relationship.

We may be treated as a passive foreign investment company for U.S. tax purposes, which may subject U.S. shareholders to adverse tax consequences.

If our passive income, or our assets that produce, or are held for the production of, passive income, exceed levels specified by U.S. federal income tax law for any taxable year, we may be characterized as a passive foreign investment company, or a PFIC, for such purposes. If we are treated as a PFIC, U.S. holders of our common shares would be subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their common shares. As of the date of this prospectus, and based on the information available as of the date hereof, we believe that we will not be classified as a PFIC for the current year and expect that we will not become a PFIC in the foreseeable future. However, the determination of whether we are a PFIC for any particular year is based on, among other things, the type of income we and our subsidiaries receive, the value of our assets and the assets of our subsidiaries and the value of our shares, all of which are subject to change. The provisions in the PFIC rules set forth an exception from passive income for certain insurance income derived in the active conduct of an insurance business. We believe that we qualify, and will continue to qualify, for this exception. However, there are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on an investor that is subject to U.S. federal income taxation. Accordingly, there can be no assurance that we will not be considered a PFIC for the current year or any future years.

If a United States person acquires 10% or more of our voting rights, such person may be subject to increased United States taxation under the ‘‘controlled foreign corporation’’ rules.

If a United States person acquires 10% or more of a foreign corporation’s voting rights, such person may be subject to increased United States taxation under the ‘‘controlled foreign corporation’’ rules. Each “10% United States Shareholder” (as defined in “Material tax consequences—United States taxation—Classification of GeoVera Holdings or any of our non-United States subsidiaries as controlled foreign corporations”) of a foreign corporation that is a controlled foreign corporation, or CFC, for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC’s taxable year, may have to include on its United States federal income tax return for the year certain undistributed income of the CFC. Additionally, all or a portion of the gain on the sale of shares of the CFC may be taxed as dividend income rather than as capital gain. Also, special rules may apply in the case of United States persons owning less than 10% of our common shares. For more information, see below section titled: “United States persons that hold common shares may be subject to U.S. income taxation at ordinary income tax rates on their proportionate share of our ‘related party insurance income’ (‘RPII’).” Finally, a United States person may be treated as a 10% United States Shareholder due to certain constructive ownership rules under section 958(b) of the Code even though such United States person would not be required to include undistributed income.

As of the date of this prospectus and based on the information available as of the date hereof, we believe that we will be classified as a CFC for the current year and expect that we will continue to be a CFC in the foreseeable future. However, we believe that each of our shareholders classified as a 10% United States Shareholder should be so classified solely as a result of the constructive ownership rules and should avoid current inclusion of undistributed income. Additionally, we believe that our shareholders (who own our common shares directly or indirectly through foreign entities) should avoid classification as 10% United States Shareholders because of the dispersion of our share ownership and the fact that our bye-laws modify the voting rights of our common shares in certain instances. Accordingly, we believe that each such shareholder will not be subject to increased United States taxation under the CFC rules.

U.S. persons that hold common shares may be subject to U.S. income taxation at ordinary income tax rates on their proportionate share of our “related party insurance income,” or RPII.

If the RPII of GeoVera Re were to equal or exceed 20% of such company’s gross insurance income in any taxable year and direct or indirect policyholders, and persons related to such policyholders, own, or are treated as owning directly or indirectly through entities, 20% or more of the voting power or value of GeoVera Holdings, then a U.S. person that owns shares of GeoVera Holdings, directly or indirectly through foreign entities, on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes such person’s pro rata share of GeoVera Re’s RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. persons at that date regardless of whether such income is distributed. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. The amount of RPII earned by GeoVera Re, which generally is premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. holder of shares of GeoVera Holdings or any person related to such holder, will depend on a number of factors, including the geographic distribution of the business and the identity of persons directly or indirectly insured or reinsured by GeoVera Re. We believe that, to date, the gross RPII of GeoVera Re has not equaled or exceeded 20% of such company’s gross insurance income, and the direct or indirect policyholders of GeoVera Re, and related persons, have not directly or indirectly owned 20% or more of either the voting power or value of our shares. We do not expect this situation to change but cannot be certain because some of the factors that determine the extent of RPII may be beyond our control.

The RPII rules provide that if a U.S. person disposes of shares in a foreign insurance corporation in which U.S. persons own 25% or more of the shares, even if the amount of RPII is less than 20% of the corporation’s gross insurance income and the ownership of its shares by direct or indirect policyholders and related persons is less than the 20% threshold, any gain from the disposition will generally be treated as dividend income to the extent of the holder’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the holder owned the shares, whether or not such earnings and profits are attributable to RPII. In addition, such a holder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the holder. These RPII rules should not apply to dispositions of common shares in GeoVera Holdings because GeoVera Holdings will not itself be directly engaged in the insurance business. The RPII provisions, however, have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the Internal Revenue Service, the courts, or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us and GeoVera Re is uncertain.

U.S. tax exempt entities may recognize unrelated business taxable income.

If our non-U.S. insurance subsidiary, GeoVera Re, is considered a CFC in general (or with respect to RPII), tax-exempt entities that are considered 10% United States Shareholders of such non-U.S. insurance subsidiary (or with respect to RPII, U.S. persons that hold any of our common shares) will be required to treat their proportionate share of certain insurance and reinsurance income of such subsidiary (or all of such subsidiary’s RPII) as unrelated business taxable income that generally is subject to tax, whether or not such income is currently distributed.

Changes in U.S. federal income tax law could materially adversely affect an investment in our common shares.

Legislation is periodically introduced in the U.S. Congress intended to eliminate certain perceived tax advantages of companies, including insurance companies, that have legal domiciles outside the United States but have certain U.S. connections. It is possible that broader based legislative proposals could emerge in the future that could have an adverse impact on us or our shareholders. The U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States, or is a PFIC or whether U.S. persons would be required to include in their gross income the “subpart F income” or the RPII of a CFC, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

Our foreign entities may be subject to U.S. federal income tax, which would have a material adverse effect on our financial condition and results of operations and on an investment in our shares.

If GeoVera Holdings or any of the foreign entities in our group were considered to be engaged in a trade or business in the United States, such entities could be subject to U.S. federal income tax and additional branch profits taxes on the portion of their earnings that are effectively connected to such U.S. business. We intend to manage our business so that each of our foreign entities should operate in such a manner that they should not be treated as engaged in a U.S. trade or business and, thus, should not be subject to U.S. federal taxation, other than U.S. federal excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. federal withholding tax on certain U.S. source investment income. However, because there is considerable uncertainty as to the activities which constitute being engaged in a trade or business within the United States, we cannot be certain that the Internal Revenue Service will not contend successfully that GeoVera Holdings or any of the foreign entities in our group are engaged in a trade or business in the United States.

We may become subject to taxation in Bermuda which would negatively affect our results.

GeoVera Holdings and GeoVera Re have received a written assurance from the Bermuda Minister of Finance under The Exempted Undertakings Tax Protection Act 1966 of Bermuda to the effect that if there is enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to GeoVera Holdings or GeoVera Re or to any of their respective operations or common shares, subordinated debentures or other obligations until March 28, 2016, except in so far as such tax applies to persons ordinarily resident in Bermuda or is payable by GeoVera Holdings or GeoVera Re in respect of real property owned or leased by them in Bermuda. We cannot assure you that a future Minister would honor that assurance, which is not legally binding, or that after such date we would not be subject to any such tax. If we were to become subject to taxation in Bermuda, our business, financial condition and results of operations could be materially adversely affected. See “Material tax consequences—Bermuda tax considerations.”

The impact of Bermuda’s letter of commitment to the Organization for Economic Cooperation and Development to eliminate harmful tax practices is uncertain and could materially adversely affect our tax status in Bermuda.

The Organization for Economic Cooperation and Development, or the OECD, has published reports and launched a global dialogue among member and non-member countries on measures to limit “harmful” tax competition. These measures are largely directed at counteracting the effects of low-tax regimes in countries around the world. In the OECD’s report dated April 18, 2002 and updated as at June 2004 and November 2005 via a “Global Forum,” Bermuda was not listed as an uncooperative tax haven jurisdiction because it had previously signed a letter committing itself to eliminate harmful tax practices and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether such changes will subject us to additional taxes.

Special cautionary note regarding

forward-looking statements

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “seek,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Moreover, we operate in a competitive and rapidly changing market environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common shares, investors should be aware that the occurrence of the risks, uncertainties and events described in the section entitled “Risk factors” and elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operations.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission, or the SEC, as exhibits to the registration statement, of which this prospectus is a part, with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $29.2 million, based on the sale of 2,065,000 common shares at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and fees and expenses of the offering. We intend to use the net proceeds to us from this offering to make contributions to the capital of our Insurance Subsidiaries and for other general corporate purposes, which may include technology infrastructure improvements, business development and marketing.

We will not receive any proceeds from the sale of our common shares by the selling shareholder, including any proceeds received by it in connection with any exercise of the underwriters’ over-allotment option.

Dividend policy

On May 14, 2007, we declared and paid a $25.0 million dividend on our common shares. We do not, however, currently have plans to pay any cash dividends on our common shares following the completion of this offering. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, cash requirements, business prospects, regulatory and contractual restrictions on the payment of dividends by our subsidiaries and other factors our Board of Directors deems relevant. We currently intend to retain any future earnings to fund the development and growth of our business. For a discussion of our cash resources and needs, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity” and “Description of certain indebtedness—Subordinated debentures.”

We are a holding company and have no significant operations of our own. Our ability to pay dividends depends, in part, on the receipt of dividends and other payments from our subsidiaries. The ability of our Insurance Subsidiaries to pay dividends to us is subject to statutory limitations and requirements imposed under the applicable laws of the State of California and Bermuda. Dividends from our Insurance Subsidiaries are also limited by minimum capital requirements. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity” and “Regulation.” In addition, the indentures governing our subordinated debentures may effectively prohibit us from paying dividends if we defer payments or are in default on our subordinated debentures. See “Description of certain indebtedness—Subordinated debentures.”

Capitalization

The table below sets forth our consolidated capitalization as of March 31, 2007 on an actual basis and as adjusted as of that date to give effect to (1) the sale of 2,065,000 common shares by us at an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and fees and expenses associated with the offering and payable by us; (2) the declaration and payment of a $25.0 million dividend on our common shares on May 14, 2007; and (3) the consummation of a 1-for-2.24 reverse split of our common shares effected on May 24, 2007.

This table should be read in conjunction with “Selected consolidated and combined financial information” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2007
	Actual	As Adjusted

	(Dollars in thousands, except share data)
Subordinated debentures(1)	$75,046	$75,046

Shareholder’s equity:
Common shares, $0.0001 par value per common share: 60,000,000 common shares authorized; 19,401,617 common shares issued and outstanding, 21,466,617 common shares as adjusted	2	2
Additional paid-in capital	217,318	246,566
Accumulated other comprehensive income, net of taxes	662	662
Retained earnings	34,017	9,017

Total shareholder’s equity	$251,999	$256,247

Total capitalization	$327,045	$331,293

(1)	For a description of our subordinated debentures, see “Description of certain indebtedness—Subordinated debentures.”

This table does not reflect:

•	288,457 unvested restricted ordinary shares of the Parent issued and outstanding to our executive officers; and

•	2,000,000 shares of common stock reserved for future issuance under our 2007 Incentive Award Plan.

Dilution

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and our as-adjusted net tangible book value per common share after this offering. Net tangible book value per common share represents the amount of tangible assets less total liabilities, divided by the number of common shares outstanding. Dilution to new investors in net tangible book value per common share represents the difference between (1) the amount per common share paid by investors in this offering and (2) our as-adjusted net tangible book value per common share immediately after this offering.

At March 31, 2007, our net tangible book value was approximately $219.8 million, or approximately $11.33 per common share. After giving effect to (1) the sale of 2,065,000 common shares by us in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the estimated offering range and after deducting the underwriting discounts and commissions and fees and expenses associated with the offering and payable by us and (2) the declaration and payment of a $25.0 million dividend on our common shares on May 14, 2007, our as-adjusted net tangible book value as of March 31, 2007 would have been approximately $224.0 million or $10.44 per common share. This represents an immediate decrease in net tangible book value to our existing shareholder of $0.89 per share and an immediate dilution in net tangible book value of $6.56 per share to new investors in this offering.

The following table illustrates this per-share dilution to new investors:

Assumed initial public offering price per common share	$17.00
Net tangible book value per share as of March 31, 2007	$11.33
Increase per share attributable to this offering	$0.27
Decrease per share attributable to common share dividend	$1.16
As-adjusted net tangible book value per share after this offering	$10.44
Dilution per share to new investors	$6.56

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per common share would increase (decrease) our as-adjusted net tangible book value by approximately $1.9 million, the as-adjusted net tangible book value per common share after the offering by $0.09 and the dilution per common share to the new investors purchasing our common shares in this offering by $0.91 per common share, assuming that the number of common shares offered in this offering, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The table below summarizes, as of March 31, 2007, the differences for (1) our existing shareholder, and (2) new investors in this offering, with respect to the number of common shares purchased from us, the total consideration paid, and the average price per share paid after giving effect to:

•

the sale of 2,065,000 common shares by us in the offering at an assumed initial public offering price, before deducting underwriting discounts and fees and estimated offering expenses payable by us, of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus; and

•	a 1-for-2.24 reverse split of our common shares which we effected on May 24, 2007.

	Shares Issued		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent

	(Dollars and shares in thousands, except per-share data)
Existing shareholder	19,402	90.4%	$217,298	86.1%	$11.20
New investors in this offering	2,065	9.6%	$35,105	13.9%	$17.00
Total	21,467	100.0%	$252,403	100.0%	$11.76

A $1.00 increase (decrease) in the assumed initial offering price of $17.00 per common share would increase (decrease) total consideration by new investors by approximately $2.1 million, assuming that the number of common shares offered in this offering, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing discussion and tables do not give effect to:

•	the underwriters’ over-allotment option, if exercised;

•	288,457 unvested restricted ordinary shares of the Parent issued and outstanding to our executive officers as of March 31, 2007; and

•	2,000,000 of our common shares reserved for future issuance under our 2007 Incentive Award Plan.

Selected consolidated and combined financial information

You should read the selected consolidated and combined financial information set forth below in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” “Capitalization” and our audited consolidated and combined financial statements and the related notes thereto included elsewhere in this prospectus. The following tables set forth our selected consolidated financial information for GeoVera Holdings and combined financial information for the Predecessor Companies for the periods ended and as of the dates indicated.

GeoVera Group had no operations prior to the Acquisition on November 1, 2005. In the Acquisition we acquired the Predecessor Companies. The selected statement of operations data for the year ended December 31, 2006 and the period from November 1, 2005 through December 31, 2005 and the selected balance sheet data as of December 31, 2006 and December 31, 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected statement of operations data for the period from January 1, 2005 through October 31, 2005 and the year ended December 31, 2004 are derived from our Predecessor Companies’ audited combined financial statements, which are not included in this prospectus. The selected balance sheet data as of December 31, 2004 are derived from the Predecessor Companies’ audited combined financial statements, which are also included in this prospectus. The selected combined statement of operations data for the years ended December 31, 2003 and December 31, 2002 and the selected balance sheet data as of December 31, 2003 and December 31, 2002 are derived from our Predecessor Companies’ unaudited combined financial statements. The combined information provides investors with historical information regarding the Predecessor Companies. The selected information for our Predecessor Companies is presented on a combined basis.

The selected statement of operations data for the three months ended March 31, 2007 and 2006 and the selected balance sheet data as of March 31, 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and include all adjustments that management believes are necessary for a fair presentation of our consolidated financial position and results of operations as of the dates and for the periods presented.

The consolidated financial statement information for the periods beginning November 1, 2005 reflects the effects of the Acquisition. The combined financial statement information for the periods prior to November 1, 2005 reflects activity prior to the Acquisition and may not be comparable to periods after that date. These historical results are not necessarily indicative of results to be expected for any future period. For a discussion of the comparability of our statement of operations data with that of our Predecessor Companies, see “Management’s discussion and analysis of financial condition and results of operations—Comparability of financial statement information.”

Prior to the Acquisition, substantially all of the gross premiums written, gross premiums earned, losses and loss adjustment expenses incurred, underwriting expenses and investment income produced by our U.S. Insurance Subsidiaries were ceded to Travelers, our former parent, pursuant to various quota share reinsurance agreements. In accordance with these agreements, our U.S. Insurance Subsidiaries earned a ceding commission that was recorded as an offset to acquisition costs. The net effect of the ceding commission on the financial statements was to create negative acquisition costs.

The quota share reinsurance agreements were terminated concurrently with the Acquisition and, as a result, we now retain gross premiums written, gross premiums earned, losses and loss adjustment expenses incurred, underwriting expenses and investment income. The comparability of the net premiums written, net premiums earned, net losses and loss adjustment expenses incurred, net acquisition costs, investment income, and Selected Financial Ratios for the period before and after the Acquisition is limited due to the effects of the reinsurance agreements with Travelers. See “Management’s discussion and analysis of financial condition and results of operations—Comparability of financial statement information.”

	GeoVera Holdings						Predecessor Companies
	Three months ended March 31,		Year ended December 31, 2006		November 1, 2005 to December 31, 2005		January 1, 2005 to October 31, 2005		Year ended December 31,
	2007	2006							2004		2003		2002

	(unaudited)										(unaudited)
	(Dollars and shares in thousands, except per-share data)
Selected Statement of Operations Data
Net premiums earned	$40,303	$36,373	$152,486		$25,657		$8,737		$9,744		$10,193		$8,812
Policy and underwriting fees earned	4,738	116	5,489		97		103		53		37		50
Investment income, net	5,059	3,660	18,201		2,006		4,261		3,672		6,121		5,550
Net realized investment (losses) gains	215	(135)	(1,126)		(472)		(1,327)		1,348		118		(33)

Total revenues	50,315	40,014	175,050		27,288		11,774		14,817		16,469		14,379

Net losses and loss adjustment expenses incurred	14,347	17,022	66,503		10,880		4		(51)		61		1
Acquisition costs, net	7,541	6,910	29,582		4,314		(16,166)		(25,436)		(20,885)		(16,396)
Other operating expenses	10,249	7,105	30,280		5,444		13,874		24,982		19,151		15,797
Amortization of intangibles	485	485	1,942		324		—		—		—		—
Interest expense	1,727	1,535	6,734		1,030		—		—		—		—

Total expenses	34,349	33,057	135,041		21,992		(2,288)		(505)		(1,673)		(598)

Income before income taxes	15,966	6,957	40,009		5,296		14,062		15,322		18,142		14,977
Income tax expense (benefit)	2,555	693	4,494		510		4,301		2,483		(76)		(218)
Net income	13,411	6,264	35,515		4,786		9,761		12,839		18,218		15,195

Other Underwriting Data
Gross premiums written	$59,691	$62,077	$276,833		$38,868		$217,000		$227,474		$223,208		$178,264
Gross premiums earned	68,508	63,959	268,576		41,988		180,569		216,443		215,707		154,879
Net premiums written	31,940	39,507	175,020		135,579		8,220		9,941		9,490		9,076
Policy and underwriting fees written	5,794	116	15,200		97		103		53		37		50
Gross losses and loss adjustment expenses incurred	15,832	30,573	90,676		14,643		172,335		239,616		63,956		21,028

Per-Share Data
Weighted average common shares
Basic	19,471	19,402	19,414		19,402
Diluted	19,543	19,427	19,460		19,408
Basic earnings per common share	$0.69	$0.32	$1.83		$0.25
Diluted earnings per common share	$0.69	$0.32	$1.83		$0.25
Book value per common share	$12.99	$11.72	$12.29		$11.46
Dividends per common share	$ —	$ —	$0.99		$ —

Selected Financial Ratios
Gross loss ratio(1)	23.1%	47.8%	33.8%		34.9%		95.4%		110.7%		29.6%		13.7%
Net loss ratio(2)	35.6%	46.8%	43.6%		42.4%		0.0%		(0.5)%		0.6%		—
Net expense ratio(3)	44.1%	38.5%	39.3%		38.0%		(26.2)%		(4.7)%		(17.0)%		(6.8)%
Net combined ratio(4)	79.7%	85.3%	82.9%		80.4%		(26.2)%		(5.2)%		(16.4)%		(6.8)%

Selected Statutory Data
Statutory surplus(5)	$255,539	$241,308	$248,874		$235,036		$104,187		$90,714		$104,317		$91,168
Net underwriting leverage ratio(6)	0.50x	0.65x	0.70	x	0.61	x	0.61	x	0.11	x	0.09	x	0.10	x

(1)	Gross loss ratio is defined as the ratio of gross losses and loss adjustment expenses to gross premiums earned.

(2)	Net loss ratio is defined as the ratio of net losses and loss adjustment expenses to net premiums earned.

(3)	Net expense ratio is defined as the ratio of (i) net acquisition costs plus other operating expenses to (ii) net premiums earned.

(4)	Combined ratio is the sum of the net loss ratio and the net expense ratio.

(5)	Statutory surplus is the sum of the statutory surplus of our Insurance Subsidiaries as reported to their primary regulators. See “Regulation—United States—State insurance regulation.”

(6)	Net underwriting leverage ratio is the ratio of annual net premiums written divided by end of year consolidated statutory surplus. The ratio for 2005 is computed by dividing the sum of the net premiums written for the period January 1, 2005 to October 31, 2005 plus the period November 1, 2005 to December 31, 2005 by the statutory surplus at December 31, 2005. Since the premiums for both the 2005 periods are aggregated for this calculation, we have presented the same net underwriting leverage ratio for both of the 2005 periods. The ratios for the three months ended March 31, 2007 and 2006 are computed by dividing the annualized net premiums written for the three months ended March 31, 2007 and 2006 by the statutory surplus at March 31, 2007 and 2006, respectively.

	GeoVera Holdings			Predecessor Companies
	As of March 31,	As of December 31,		As of December 31,
	2007	2006	2005	2004	2003	2002

	(unaudited)				(unaudited)
	(Dollars in thousands)

Selected Balance Sheet Data
Fixed maturities, at fair value	$295,335	$264,042	$164,108	$100,014	$115,178	$101,518
Cash and cash equivalents	127,713	160,780	168,222	11,159	7,017	15,340
Premiums receivable	36,744	34,664	33,072	1,844	3,473	2,603
Reinsurance recoverable on paid and unpaid losses	28,181	36,663	89,610	101,370	37,131	30,538
Goodwill	19,365	19,365	19,625	—	—	—
Intangible assets, net of accumulated amortization	12,849	13,335	15,276	—	—	—
Total assets	573,304	569,828	551,779	314,677	252,488	231,158
Unpaid losses and loss adjustment expenses	64,094	67,143	99,083	101,376	37,191	30,538
Unearned premiums	132,172	140,989	132,732	103,435	92,771	84,927
Subordinated debentures	75,046	75,026	74,977	—	—	—
Total liabilities	321,305	330,446	329,507	222,742	143,424	134,673
Total shareholder’s equity	251,999	239,382	222,272	91,935	109,064	96,485

Management’s discussion and analysis of

financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated and combined financial statements and related notes thereto that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk factors” or in other parts of this prospectus.

Comparability of financial statement information

Since GeoVera Holdings had no operations prior to the Acquisition, which occurred on November 1, 2005, we have limited historical financial and operating information. Our consolidated financial statement information for the year ending December 31, 2006 and the period from November 1, 2005 to December 31, 2005 reflect the effects of the Acquisition on November 1, 2005. Our combined financial statement information for the periods prior to November 1, 2005 reflects activity prior to the Acquisition and may not be comparable to periods after that date. Our combined results of operations for the years ended December 31, 2005 and 2004 provide investors with historical information regarding the Predecessor Companies. These historical results are not necessarily indicative of results to be expected for any future period. In addition, we have provided period-to-period comparisons, where appropriate, for those income statement components and key financial measures that were not materially affected by the Acquisition.

Prior to the Acquisition, substantially all of the gross premiums written, gross premiums earned, losses and loss adjustment expenses incurred, underwriting expenses and investment income produced by our U.S. Insurance Subsidiaries were ceded to Travelers, our former parent, pursuant to various quota share reinsurance agreements. In accordance with these agreements, our U.S. Insurance Subsidiaries earned a ceding commission that was recorded as an offset to acquisition costs. The effect of the ceding commission was to cause net acquisition costs to be negative.

The quota share reinsurance agreements were terminated concurrently with the Acquisition and we now retain gross premiums written, gross premiums earned, losses and loss adjustment expenses incurred, underwriting expenses and investment income, subject to the purchase of third-party reinsurance coverage. The comparability of the net premiums written, net premiums earned, net losses and loss adjustment expenses incurred, net acquisition costs, investment income and Selected Financial Ratios for the period before and after the Acquisition is limited due to the effect of the quota share reinsurance agreements with Travelers.

Overview

We are a provider of specialty residential property insurance. We focus on two lines of business, Specialty Homeowners and Residential Earthquake, in certain markets that we believe are suffering from short-and long-term dislocation and where we have strong underwriting expertise. We sell our Specialty Homeowners products primarily on a non-admitted, or excess and surplus lines, basis in hurricane-exposed states such as Florida, South Carolina and Texas, and our Residential Earthquake products primarily on an admitted basis in earthquake-prone states, such as California, Oregon and Washington. Hurricane activity typically increases between June and November of each year, though the actual occurrence and magnitude of such events is uncertain. We primarily distribute our Specialty Homeowners products through a network of wholesale surplus lines brokers and our Residential Earthquake products through independent brokers and agents.

GeoVera Holdings is a holding company organized in Bermuda. Our U.S. Insurance Subsidiaries, which include GeoVera Insurance, GeoVera Specialty and Pacific Select Property, underwrite Specialty Homeowners and Residential Earthquake insurance products. GeoVera Re, our wholly owned Bermuda reinsurance subsidiary, reinsures a negotiated percentage of the risks underwritten by our U.S. Insurance Subsidiaries through a quota share reinsurance agreement. The agreement provided for a 50% cession of premiums earned and losses and loss adjustment expenses incurred for the period from November 1, 2005 to December 31, 2006. We increased the percentage of premiums earned and losses and loss adjustment expenses incurred ceded under the agreement to 60%, subject to regulatory approval. GeoVera Specialty Services provides policy processing services to a group of our wholesale surplus lines brokers and functions as our in-house claims management department.

Revenue.    We derive our revenue from net premiums earned generated from insurance policies sold, fees earned from these policies and investment income and net realized investment gains generated from our invested assets.

Expenses.    Our expenses primarily consist of losses and loss adjustment expenses related to insurance claims by our policyholders, acquisition costs related to our underwriting operations and other operating expenses. Losses and loss adjustment expenses are a function of the amount and type of insurance coverage we underwrite and of the loss experience of the underlying risks. Since we primarily underwrite catastrophe-exposed insurance coverage, our insurance operations expose us to claims arising out of unpredictable catastrophic events, such as hurricanes, earthquakes, windstorms and other severe events. Our losses and loss adjustment expenses incurred are comprised of non-catastrophe related losses and loss adjustment expenses incurred in our Specialty Homeowners line of business and catastrophe-related losses and loss adjustment expenses incurred on our Specialty Homeowners and Residential Earthquake lines of business. We record losses and loss adjustment expenses based on an actuarial analysis of the estimated losses. Our ability to estimate losses and loss adjustment expenses accurately at the time of pricing our contracts is a critical factor in determining our profitability. Acquisition costs related to our underwriting operations consist principally of brokerage and agent commissions, premium taxes and excise taxes. Operating expenses consist primarily of personnel expenses, including salaries, benefits and certain costs associated with awards under our equity compensation plans, and other general operating expenses. Amortization of intangibles and interest expense are disclosed separately from operating expenses.

Reinsurance.    We purchase reinsurance primarily to protect against catastrophic losses. Reinsurance involves an insurance company transferring or ceding a portion of its risks to another insurer, the reinsurer. Our reinsurers assume their exposure in exchange for a portion of our premiums written and premiums earned, which are recorded as ceded premiums written and earned on our financial statements. Ceded premiums written are earned ratably over the coverage period. The ceding of risk to a reinsurer does not legally discharge us from our liability for the full amount of the policy on which we obtained reinsurance. Losses and loss adjustment expenses recoverable from reinsurance are recorded as reductions of our losses and loss adjustment expenses incurred on our Statement of Income. Losses and loss adjustment expenses recoverable as a result of paid losses and loss adjustment expense and/or unpaid losses and loss adjustment expense are recorded on our balance sheet as reinsurance recoverable on paid and unpaid losses. The amount of reinsurance we purchase may vary over time.

We utilize proprietary and third-party catastrophe modeling software to analyze the impact of exposure to catastrophic losses in our business. We measure exposure to these catastrophes in terms of probable maximum loss, which is an estimate of the highest amount of losses we expect to pay for any one catastrophe.

Seasonality

Our Specialty Homeowners business exposes us to claims from seasonal weather events such as hurricanes and windstorms. The occurrence of such events typically increases between June and November of each year. As a result, we may experience increased losses in our Specialty Homeowners line of business during this period. Our Residential Earthquake business is not subject to seasonality.

Critical accounting policies

Use of estimates.    The preparation of our consolidated financial statements requires our management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities as of the respective dates of the financial statements and the reported amounts of revenue and expenses during the applicable periods. Management bases its estimates, assumptions and judgments on historical experience and on various other factors. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. Management evaluates its estimates, assumptions and judgments on an ongoing basis.

The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Losses and loss adjustment expense reserves.    The reserves for losses and loss adjustment expenses represent our estimated ultimate costs of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. Our reserves reflect our estimates at a given time of the amounts that we expect to pay for losses that have been incurred but not reported, and the expected development of losses and allocated loss adjustment expenses on open reported claims. We do not discount our reserves for losses and loss adjustment expenses. We establish our reserves for the estimated amount of the ultimate payments after we have sufficient information to form a judgment about the probable ultimate losses and loss adjustment expenses associated with a claim. These reserves may be adjusted to incorporate new information.

The following table sets forth a breakdown between our gross case and gross IBNR reserves by line of business:

	As of December 31,
	2006			2005			2004
Line of Business	IBNR	Case	Total	IBNR	Case	Total	IBNR	Case	Total

	(Dollars in thousands)
Specialty Homeowners	$33,857	$29,522	$63,379	$69,131	$23,564	$92,695	$68,978	$20,656	$89,634
Residential Earthquake	68	1	69	95	41	136	98	150	248
Other(1)	2,548	1,147	3,695	3,481	2,771	6,252	8,829	2,665	11,494

Total	$36,473	$30,670	$67,143	$72,707	$26,376	$99,083	$77,905	$23,471	$101,376

(1)	Relates to commercial property business, which we exited in 2005 and which is 100% reinsured by USF&G, a subsidiary of Travelers.

Specialty residential property insurance claims are typically filed by policyholders and settled by carriers promptly after an insured event occurs. Given the short-tailed nature of the business, the number of claims is generally known within one year. The ultimate cost per claim, however, is subject to a greater degree of uncertainty and may vary from the time of our initial estimate through actual payment.

Our Specialty Homeowners business provides coverage for two types of claims, attritional and catastrophe-related. Attritional claims are those arising from day-to-day events, such as fires, thefts or water damage. Catastrophe-related claims are those arising from unpredictable catastrophic events, such as hurricanes or windstorms. Our Residential Earthquake business only provides coverage for catastrophe claims arising from earthquakes.

The characteristics of attritional and catastrophe claims are different. As such, we use different actuarial methods to establish reserves for each. Our methodology for establishing reserves relating to catastrophe claims, however, is the same across our Specialty Homeowners and Residential Earthquake businesses.

Attritional claims are generally predictable and, as a result, reserves for attritional claims are set using standard actuarial techniques that apply historical loss payment and case incurred development experience to estimate ultimate losses and loss adjustment expenses.

Catastrophe claims in both our Specialty Homeowners and Residential Earthquake lines are generally reported shortly after the occurrence of a covered event. The process of developing reserve estimates for catastrophe claims, however, is subject to an assessment of external factors such as storm path, demand surge, claims mitigation procedures, jurisdiction of the occurrence and building code upgrades and is subject to greater variability than attritional claims. Historical loss payment and case incurred development trends are of limited use in estimating reserves for catastrophe claims. We supplement these methods with other actuarial techniques to estimate losses and loss adjustment expense reserves for catastrophe claims.

We establish IBNR reserves using accepted actuarial methods. The actuarial methods utilized include, but are not limited to:

• Reported loss development method; and

• Paid loss development method.

The reported loss development method estimates ultimate losses by calculating past reported loss development factors and applying them to exposure periods with further expected reported loss development. Since reported losses include payments and case reserves, changes in both of these amounts are incorporated in this method. This approach provides a larger volume of data to estimate ultimate losses than the paid loss development method. Thus reported loss patterns may be less variable than paid loss patterns.

The paid loss development method estimates ultimate losses by calculating past paid loss development factors and applying them to exposure periods with further expected paid loss development. The paid loss development method assumes that losses will be paid at a rate consistent with the historical rate of payment. It provides an objective test of reported loss projections because paid losses contain no reserve estimates.

After catastrophic events occur, we also use our computer-based vendor and proprietary modeling systems to supplement these methods in the determination of our IBNR estimates. Supplemental statistical information such as open and closed claim counts, closure rates, claim reopening rates and reported claims severity are also used in our determination of IBNR estimates. In estimating IBNR, we utilize our own and the Predecessor Companies’ historical information as well as industry information, and we factor in anticipated settlement trends in our calculations. Our IBNR estimates are not permitted to and do not include provisions for losses from events which have yet to occur, including losses arising from future catastrophes. We determine the amount of reserves for losses and loss adjustment expenses both before and after the impact of losses and loss adjustment expenses ceded to reinsurers.

Each quarter, we develop a best estimate of our ultimate losses and loss adjustment expense liability based on the above-outlined actuarial methodologies and our assessment of other factors that could impact our ultimate claims costs, such as material and labor cost inflation.

Our losses and loss adjustment expense reserves are not an exact calculation of liability, but rather an estimate at a given time based on information known at that time. Changes in such information may result in re-estimation of our losses and loss adjustment expense reserves. Examples of factors that could cause a difference between the estimated liability and ultimate liability for claims include:

• Claim count changes;

• Demand surge;

• Changes in legal interpretations relating to our policies;

• Regulatory changes;

• Building code changes;

• Unexpected policy coverage issues, such as we experienced in Florida with sinkhole exposures; and

• Availability and use of external adjusters.

We review our losses and loss adjustment expense reserves on a regular basis, considering these and other factors. We follow the same process to review our reserves on a quarterly and annual basis. For catastrophe claims, we also frequently review statistical information and updated third- party modeling data following the occurrence of an event in order to provide the most current estimate of the ultimate losses and loss adjustment expenses incurred.

For the year ended December 31, 2005, our gross losses and loss adjustment expenses related to hurricanes that occurred in Florida in 2004, increased by $113.9 million. Our original estimate of losses and loss adjustment expenses related to the 2004 hurricanes was primarily based on third- party catastrophe models and supplemental claims information available at year end. During 2005, we experienced a significant increase in the average cost per claim, due to a substantial increase in the cost of repairs resulting from material and labor shortages and the resulting continued exposure of insured damaged structures to the weather for extended periods. Additionally, our cost per claim increased as a result of our decision to apply a single deductible to substantially all of our insured locations affected by more than one storm. The $113.9 million increase was recorded in the consolidated statement of income for the year ended December 31, 2005.

For the year ended December 31, 2006, our gross losses and loss adjustment expenses related to hurricanes that occurred in Florida in 2005, increased by $19.0 million. Our original estimate of losses and loss adjustment expenses related to the 2005 hurricanes was primarily based on third-party catastrophe models, supplemental claims information available at year end and our 2005 loss development on 2004 storm losses. During 2006, we experienced an increase in the average cost per claim, due to an increase in the cost of repairs resulting from material and labor shortages following Hurricane Katrina and the 2004 hurricanes. This increase of $19.0 million was recorded in the consolidated statement of income for the year ended December 31, 2006.

In periods following years in which we have not incurred significant catastrophe-related losses, our actual loss emergence patterns have historically approximated our original estimated loss emergence patterns. See the table regarding the analysis of unpaid losses and loss adjustment expenses development in “Our business—Reserves.”

Our general actuarial reserving methodology has remained constant since the Acquisition; however, due to the inherent uncertainty associated with the estimation process, the ultimate liability for claims may differ, perhaps substantially, from our original estimates. As new information becomes available, we may recalculate our estimated liability for unpaid losses and loss adjustment expenses.

The revisions to our reserves for losses and loss adjustment expenses that originally occurred in the years ended December 31, 2004 and 2005 were determined based upon a consistent actuarial approach; however, the actual calculations in subsequent periods incorporated new information that was not available at the time we established our initial reserves. Since this information was not available until subsequent periods, the changes were deemed changes in estimates and reflected in the period in which the information became known.

The establishment of new reserves or the adjustment of reserves for reported claims could result in significant positive or negative changes to our financial condition or results of operations in any particular period. Given the risks and uncertainties associated with the process for estimating reserves for losses and loss adjustment expenses, management has performed an evaluation of the potential variability in loss reserves and the impact this variability may have on reported results, financial condition and liquidity. Management’s best estimate of the gross reserve for losses and loss adjustment expenses as of December 31, 2006 is $67.1 million. The following table shows the effect of a five and ten percent change in our loss emergence patterns on our reserves for losses and loss adjustment expenses. We have relied on a standard actuarial presentation to select five and ten percent as reasonably likely scenarios of variability in our loss emergence patterns. Loss reserves may vary more widely in periods of heightened catastrophic activity. The reserves resulting from the changes in the assumptions are not additive and should be considered separately.

Variability in loss emergence patterns	Estimated reserves for losses and loss adjustment expenses

(Dollars in thousands)
10% increase	$75,243
5% increase	71,243
No change	67,143
5% decrease	63,043
10% decrease	60,243

A 10% unfavorable change in our loss emergence patterns would have the effect of increasing our losses and loss adjustment expense reserves by $8.1 million, thereby reducing our net income by $7.2 million. In our judgment, such a variance would not have a material impact on our liquidity or financial condition.

Premium revenue recognition.    Insurance premiums written are recorded at the policy inception date and are earned as revenue ratably over the term of the respective policies using the daily pro-rata method. When the premium rates increase or decrease, the effect of those increases or decreases will not immediately affect earned premium, as such increases or decreases will be recognized ratably over the period of coverage. Reinsurance premium ceded is earned ratably over the coverage period for excess of loss reinsurance and over the policy period of the underlying premium for the amounts ceded under quota share reinsurance agreements. Reinstatement premiums for our excess of loss reinsurance are recognized at the time a loss event occurs, where coverage limits for the remaining life of agreements are reinstated under pre-defined contract terms. The accrual of reinstatement premiums is based on an estimate of losses and loss adjustment expenses, which estimates reflect management’s judgment.

Policy and underwriting fees.    We recognize policy fees, which are largely comprised of installment fees from our policyholders and policy processing fees from certain wholesale surplus lines brokers, as earned when substantially all of the related services have been provided. We charge underwriting fees at the policy inception date and such fees are earned as revenue ratably over the term of the respective policies using the daily pro rata method. We charge underwriting fees, which are generally non-refundable, for certain individual policies in our Specialty Homeowners line of business, primarily in Florida and South Carolina. These fees are typically not subject to broker and agent commissions and certain other premium-related expenses.

Investments.    We invest in taxable and tax-exempt fixed maturities that are publicly and privately traded. Our investments in fixed maturities are classified as “available for sale” and are reported at fair market value based on quoted market price. A decline in the market value of any security below cost that is deemed “other than temporary” is charged to earnings as a realized loss in the period in which the impairment is determined. The difference between the amortized costs and fair value of these investments, net of the effect of deferred income taxes, is reflected in accumulated other comprehensive income in shareholder’s equity and, accordingly, has no effect on net income. Premium and discounts are amortized over the life of the related fixed maturities as an adjustment to yield using the effective interest method.

We regularly perform analytical valuation procedures with respect to our investments, including identifying any security where the fair value is below its cost. Upon identification of such securities, a review is performed to determine whether the decline in fair value is considered other than temporary. The factors considered in reaching the conclusion that a decline in fair value is other than temporary include, among others, the length of the period during which there has been a significant decline in fair value; an analysis of the liquidity, business prospects and overall financial condition of the issuer of the fixed maturities. The significance of the decline and our intent and ability to hold the investment for a sufficient period of time for the security to recover its cost. The amount of any impairment is included in the consolidated and combined statements of income as a realized loss in the period in which it becomes known. Impairment losses of $0.8 million were recognized during the quarter ended December 31, 2006. Our determination to recognize impairment losses in 2006 was based on the fact that our contract with our investment manager allowed it to trade securities at its discretion, subject to predetermined investment guidelines. We believe that this limited our ability to hold impaired securities until they recover. Effective March 31, 2007, we amended the contract with our investment manager to require it to obtain our approval before selling securities in a loss position. We believe this will provide us the ability to hold an investment in a loss position for a sufficient period of time for the security to recover its cost. No impairment losses were recognized during the three months ended March 31, 2007. There have been no write-downs of investments for the period November 1, 2005 to December 31, 2005, the period January 1, 2005 to October 31, 2005 and the year ended December 31, 2004, since we concluded that all impairments were temporary.

The fixed maturities in our portfolio are highly-rated, and we believe that any impairment is caused by rising interest rates rather than declines in underlying credit quality.

We report short-term investments at cost, which approximates fair value. Short-term investments include investments both readily convertible to known amounts of cash and having maturities of 12 months or less upon our acquisition of the investment.

Deferred policy acquisition costs.    Policy acquisition costs, which are comprised of broker and agent commissions and premiums and excise taxes are deferred and amortized over the period in which the related premiums are earned. Ceding commissions, which vary with the premium ceded under the quota share reinsurance agreements, are deferred and accreted over the period in which the ceded premiums are earned. In determining the amount of deferred policy acquisition costs, we limit the amount of these deferred costs to their estimated realizable value, which gives effect to the premiums to be earned, related investment income and anticipated losses and loss adjustment expenses as the premium is earned. A premium deficiency and a corresponding charge to income is recognized if the sum of the expected losses and loss adjustment expenses and unamortized acquisition costs exceed related unearned premiums and anticipated investment income.

Goodwill and other intangible assets.    We annually assess the carrying value of goodwill and intangible assets for possible impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Our impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future premiums earned from the distribution of our insurance products, revenue and expense growth rates, changes in working capital, and the use and selection of an appropriate discount rate. Impairment occurs when the carrying value of an intangible asset exceeds its fair value. An impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows, which represents the estimated fair value of the intangible asset. We test our intangible assets annually unless there are indications during an interim period that such assets may have become impaired. Significant management judgment is required in assessing whether intangible assets may have become impaired between annual valuations.

We have completed the test for the year ended December 31, 2006 and the period from November 1, 2005 through December 31, 2005 and did not record an impairment loss on goodwill or other intangible assets. We have concluded that no events occurred which indicate potential for impairment of goodwill as of November 1, 2006.

Accounting for stock-based compensation.    In December 2004, FASB issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-based Compensation. SFAS No. 123(R) eliminates the option of accounting for share-based payments using the intrinsic value method and making only pro forma disclosures of the impact on earnings of the cost of stock options and other share-based awards measured using a fair value approach. SFAS No. 123(R) requires that companies measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. SFAS No. 123(R) requires that the cost of such compensation be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually equal to the vesting period. SFAS No. 123(R) became effective January 1, 2006 for calendar-year public companies. We adopted SFAS No. 123(R) as of January 1, 2006.

Restricted ordinary shares of the Parent issued in connection with the Acquisition were valued at the per-share price paid by the Investor Group. Restricted ordinary shares of the Parent issued after the Acquisition were valued based on an analysis that estimated the fair value of the shares using the discounted cash flow method. The discounted cash flow method involves analyzing a company’s operating results and developing financial and cash flow projections. To test the reasonableness of the discounted cash flow valuation, we also considered a market approach that evaluated our operating performance and valuation against selected publicly traded comparable companies. The final valuation of our restricted ordinary shares included a discount of 9.0% to reflect the lack of liquidity in such shares. Compensation cost is recognized on a straight-line basis over the period that an employee provides services for that award, which generally is the vesting period. Restricted ordinary shares granted to unaffiliated directors are recognized over one year on a straight-line basis. Management Shares, which are units granted under the Management Equity Incentive Plan of GeoVera Holdings, Inc., are valued using the Black-Scholes method. The following assumptions were used in valuing the Management Shares:

Implied exercise price of a Management Share	$11.20
Expected life of a Management Share	3 years
Volatility	23%
Risk-free rate of interest	4.64%
Dividend yield	0.0%

Income taxes.    We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized.

We consider future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance. We do not anticipate recognizing capital gains that would be used to offset the portion of the capital loss carryforward resulting from investments sold prior to December 31, 2006. Therefore, a valuation allowance was established for $0.2 million at December 31, 2006. We have reviewed our other deferred tax assets at December 31, 2006 and have determined that no other valuation allowance is required. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.

Compliance with income tax regulations requires us to make decisions relating to the transfer pricing of revenue and expenses among each of our legal entities that are located in several countries. Our determinations include decisions based on our knowledge of the underlying assets of the business, the legal ownership of these assets and the ultimate transactions conducted with policyholders and other third-parties. To the extent that our decisions, assumptions and historical reporting are determined not to be compliant with applicable tax laws, we may be subject to adjustments in our reported income for tax purposes as well as interest and penalties.

Consolidated results of operations for the three months ended March 31, 2007 compared to consolidated results of operations for the three months ended March 31, 2006

Gross premiums written.    Gross premiums written were $59.7 million for the three months ended March 31, 2007, representing a decrease of $2.4 million, or 3.9%, compared to $62.1 million for the three months ended March 31, 2006. The decrease in gross premiums written was primarily due to a reduction in premiums for our Specialty Homeowners product. The reduction of our commercial line of business, which we transferred to Travelers prior to the Acquisition, further reduced gross premiums written for the three months ended March 31, 2007. This decrease was partially offset by an increase in premiums for our Residential Earthquake product. The following sets forth gross premiums written by line of business:

	Three months ended March 31,
	2007	2006

	(Dollars in thousands)
Specialty Homeowners	$32,285	$38,364
Residential Earthquake	27,387	23,441
Commercial	19	272

Total	$59,691	$62,077

Gross premiums written for our Specialty Homeowners products were $32.3 million for the three months ended March 31, 2007, a decrease of $6.1 million, or 15.9%, compared to $38.4 million for the three months ended March 31, 2006. In Florida, our gross premiums written decreased by $5.6 million for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. The decrease in gross premiums written was the result of lower renewal retentions and fewer new policies written and was expected due to the rate increases we implemented in Florida during the last six months of 2006. We are monitoring the effects of the Florida rate increases to determine if further changes to our premium rates are necessary. In Texas, our gross premiums written decreased by $1.0 million as a result of increased competition for our non-admitted product. This was partially offset by our introduction of an admitted product in Texas in April 2006. Gross premiums written for all other states where we offer Specialty Homeowners products increased by $0.5 million.

Gross premiums written for our Residential Earthquake products were $27.4 million for the three months ended March 31, 2007, an increase of $4.0 million, or 17.1%, compared to $23.4 million for the three months ended March 31, 2006. In California, increased premium per policy due to rising replacement values of homes and a modest rise in renewal retention rates resulted in $24.8 million in gross premiums written, an increase of $1.7 million, or 7.4%, compared to $23.1 million for the three months ended March 31, 2006. In Washington, additional sales and policy counts generated gross premiums written of $2.0 million, an increase of $1.7 million, compared to $0.3 million for the three months ended March 31, 2006. Gross premiums written for all other states where we offer Residential Earthquake products were $0.6 million for the three months ended March 31, 2007, compared to zero for the three months ended March 31, 2006.

Gross premiums earned.    Gross premiums earned were $68.5 million for the three months ended March 31, 2007, representing an increase of $4.5 million, or 7.0%, compared to $64.0 million for the three months ended March 31, 2006. The growth in gross premiums earned for the three months ended March 31, 2007 was due to an increase in gross premiums in-force for the three months ended March 31, 2007, as compared to the three months ended March 31, 2006. Gross premiums earned for our Specialty Homeowners products were $39.6 million for the three months ended March 31, 2007, an increase of $0.8 million, or 2.1%, compared to $38.8 million for the three months ended March 31, 2006. Gross premiums earned for our Residential Earthquake products were $28.9 million in the three months ended March 31, 2007, an increase of $4.1 million, or 16.5%, compared to $24.8 million for the three months ended March 31, 2006.

Gross premiums earned for our commercial line of business, which we transferred to Travelers prior to the Acquisition, decreased by $0.4 million for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006.

Net premiums earned.    Net premiums earned were $40.3 million for the three months ended March 31, 2007, representing an increase of $3.9 million, or 10.7%, compared to $36.4 million for the three months ended March 31, 2006. The growth in net premiums earned was due to the growth in gross premiums earned and lower reinsurance costs. We renewed our catastrophe reinsurance program on March 1, 2007. For the three months ended March 31, 2007, the cost of our catastrophe reinsurance coverage was 35.0% of gross premiums earned as compared to 35.4% for the three months ended March 31, 2006. This reduction in the percentage of gross premiums earned spent on catastrophe reinsurance is the result of lower catastrophe reinsurance rates and a reduction in the amount of catastrophe windstorm reinsurance we purchased effective March 1, 2007. The reduction in the amount of catastrophe windstorm reinsurance we purchased is related to the reduction in our policy count in Florida as compared to March 1, 2006.

As of March 1, 2007, we purchased catastrophe reinsurance to cover losses from a single, industry-recognized catastrophic windstorm, earthquake or other event in excess of $75.0 million up to $350.0 million. This limit is increased to $850.0 million for earthquakes causing loss to our Residential Earthquake policies in California, Oregon and Washington. Each layer within our excess of loss reinsurance program must be reinstated one time, subject to the payment of a reinstatement premium that is based on the percentage of coverage reinstated and the original premium rates on the program. We fund 100% of our reinstatement premium obligation through our reinsurance program.

We also cede certain gross premiums earned under third-party quota share reinsurance agreements. During the three months ended March 31, 2007, we ceded approximately 6.2% of our gross premiums earned as compared to 7.1% during the three months ended March 31, 2006. This decrease in the quota share reinsurance cession relates to a decrease in the Residential Homeowners quota share percentage effective March 1, 2006.

Policy and underwriting fees earned.    Policy and underwriting fees earned were $4.7 million, representing an increase of $4.6 million, compared to $0.1 million for the three months ended March 31, 2006. This increase was the result of the introduction of underwriting fees in certain states, primarily Florida and South Carolina, in March 2006. Underwriting fees are earned ratably over the policy period. Underwriting fees written for the three months ended March 31, 2007 were $5.7 million, compared to zero for the three months ended March 31, 2006. We also charge fees to our policyholders who pay their premium in installments and earn policy fees for providing policy processing services for certain of our wholesale surplus lines brokers. These policy fees were $0.1 million for the three months ended March 31, 2007 and zero for the three months ended March 31, 2006.

Investment income, net. Investment income, net was $5.1 million, representing an increase of $1.4 million, or 37.8%, compared to $3.7 million for the three months ended March 31, 2006. The increase in investment income, net was attributable to an increase in investment securities and cash and cash equivalents from $332.3 million at December 31, 2005 to $424.8 million at December 31, 2006. Additionally, investment income, net increased due to rising interest rates and yield on our fixed maturity securities.

Losses and loss adjustment expenses.    Net losses and loss adjustment expenses were $14.3 million, representing a decrease of $2.7 million, or 15.9%, compared to $17.0 million for the three months ended March 31, 2006. The decrease in net losses and loss adjustment expenses is a result of reduced claim counts tied to a reduction in Specialty Homeowners policy counts. Our results for the three-month periods ended March 31, 2007 and 2006, benefited from limited catastrophe losses of $0.5 million and $1.3 million, respectively. Gross losses and loss adjustment expenses were $15.8 million for the three months ended March 31, 2007, representing a decrease of $14.8 million, or 48.4%, compared to the three months ended March 31, 2006. The decrease in gross losses and loss adjustment expenses is primarily attributable to the recognition in the three months ended March 31, 2006 of $12.3 million of adverse development related to the hurricanes impacting Florida in 2005. We are indemnified by USF&G, a subsidiary of Travelers, for adverse development on all losses occurring prior to November 1, 2005. Additionally, our gross losses and loss adjustment expenses for the three months ended March 31, 2007 benefited from reduced policy counts in our Specialty Homeowners line of business, the effects of the rate increases implemented in our Specialty Homeowners line of business during 2006 and the effects of underwriting actions taken in 2006, principally the exclusion of certain sinkhole coverages for business in select Florida counties. The gross loss ratio for our Specialty Homeowners line of business excluding adverse development on prior years’ losses decreased to 40.0% from 47.1% for the three months ended March 31, 2007 and 2006, respectively.

Acquisition costs.    Acquisition costs are net of the effect of ceding commissions on quota share reinsurance agreements. These acquisition costs were $7.5 million, net of $1.4 million in ceding commissions relating to various quota share reinsurance agreements for the three months ended March 31, 2007, representing an increase of $0.6 million, or 8.7%, compared to $6.9 million, net of $1.7 million of ceding commissions for the three months ended March 31, 2006. The decrease in the ceding commissions resulted from reduced ceding commission rates for the Residential Earthquake and Specialty Homeowners quota share agreements in effect during the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. The gross acquisition costs of $9.0 million and $8.6 million, for the three months ended March 31, 2007 and March 31, 2006, respectively, expressed as a percentage of gross premiums earned, were 13.1% and 13.4%, respectively.

Other operating expenses.    Other operating expenses were $10.2 million for the three months ended March 31, 2007, an increase of $3.1 million, or 43.7%, compared to $7.1 million for the three months ended March 31, 2006. During the year ended December 31, 2006, we increased our personnel spending and other costs necessary to support our stand-alone operations. These ongoing costs are fully reflected in other operating expenses for the three months ended March 31, 2007, while only a portion of such expenses were incurred during the three months ended March 31, 2006. Additionally, during the three months ended March 31, 2007, we incurred increased fees for accounting and tax advice related to the preparation of our initial public offering as compared with the three months ended March 31, 2006. We incurred $1.1 million and $0.4 million for the three months ended March 31, 2007 and March 31, 2006, respectively, related to restricted share and Management Share grants. The increase in our expense for share grants primarily relates to a $0.5 million charge for the accelerated vesting of certain restricted shares and acceleration of cash bonuses on certain unvested Management Shares.

Interest expense.    Interest expense was $1.7 million for the three months ended March 31, 2007, representing an increase of $0.2 million, or 13.3%, compared to $1.5 million for the three months ended March 31, 2006. The increase in interest expense is related to the increase in the London Interbank Offered Rate, or LIBOR, during the period. The interest rate on our subordinated debentures varies directly with the LIBOR rates.

Income tax expense.    We are subject to income taxes in certain jurisdictions in which we operate. We generate taxable income in our U.S. Insurance Subsidiaries. We earn income in Bermuda, a non-taxable jurisdiction, primarily as a result of quota share reinsurance agreements between our U.S. Insurance Subsidiaries and GeoVera Re, and the investment income earned in GeoVera Re. As of March 1, 2007, the quota share reinsurance agreements between our U.S. Insurance Subsidiaries and GeoVera Re were amended to increase the portion of our gross premiums earned and losses and loss adjustment expenses incurred ceded from 50.0% to 60.0%. Additionally, the ceding commission paid by GeoVera Re to our U.S. Insurance Subsidiaries increased from 34.0% of net premiums earned to 43.0% of net premiums earned effective March 1, 2007. As a result of these changes in the quota share reinsurance agreements, our effective tax rate incurred for the three months ended March 31, 2007 was 16.0%, an increase from 10.0% for the three months ended March 31, 2006.

Net income.    Net income was $13.4 million for the three months ended March 31, 2007, representing an increase of $7.1 million, or 112.7%, compared to $6.3 million for the three months ended March 31, 2006. The increase was primarily due to an increase in revenues of $10.3 million resulting from increases of $3.9 million in net premiums earned, $4.6 million in policy fees earned and $1.4 million in net investment income. Additionally, there was a reduction in net losses and loss adjustment expenses of $2.7 million. The increases in revenue and decreases in net losses and loss adjustment expenses were offset primarily by an increase in other operating expenses of $3.1 million and an increase in income tax expense of $1.9 million.

Consolidated results of operations for the year ended December 31, 2006 compared to combined results of operations for the year ended December 31, 2005

As a result of the Acquisition and associated purchase accounting adjustments, the results of operations for periods prior to November 1, 2005 are not comparable to periods subsequent to that date. Our 2005 results of operations discussed below represent the mathematical addition of the historical results for (i) our Predecessor Companies from January 1, 2005 through October 31, 2005 and (ii) Geovera Holdings from November 1, 2005 through December 31, 2005. This approach is not consistent with generally accepted accounting principles and yields results that are not comparable on a period-to-period basis. However, we believe it is the most meaningful way to discuss our operating results for 2006 when comparing them to our operating results for the full year of 2005. In addition, we believe our financial results for 2006 may not be indicative of our future financial results due to the low number of catastrophes that occurred during 2006. Catastrophes that occurred in 2006 generated $2.0 million of net incurred losses.

	Year ended December 31,
	2006	2005	2004

	(Dollars in thousands)
Premium and loss data:
Gross premiums written	$276,833	$255,868	$227,474
Ceded premiums written	101,813	112,069	217,533

Net premiums written	$175,020	$143,799	$9,941

Gross premiums earned	268,576	222,557	216,443
Ceded premiums earned	116,090	188,163	206,699

Net premiums earned	$152,486	$34,394	$9,744

Gross losses and loss adjustment expenses incurred	90,676	186,978	239,616
Ceded losses and loss adjustment expenses incurred	24,173	176,094	239,667

Net losses and loss adjustment expenses incurred	$66,503	$10,884	$(51)

Statements of income:
Net premiums earned	$152,486	$34,394	$9,744
Policy and underwriting fees earned	5,489	200	53
Investment income, net	18,201	6,267	3,672
Net realized investment losses (gains)	(1,126)	(1,799)	1,348
Total revenues	175,050	39,062	14,817
Losses and loss adjustment expenses incurred	66,503	10,884	(51)
Acquisition costs, net	29,582	(11,852)	(25,436)
Other operating expenses	30,280	19,318	24,982
Amortization of intangibles	1,942	324	—
Interest expense	6,734	1,030	—

Income before income tax	40,009	19,358	15,322
Income tax expense	4,494	4,811	2,483

Net income	$35,515	$14,547	$12,839

Gross premiums written.    Gross premiums written were $276.8 million for 2006, representing an increase of $20.9 million, or 8.2%, compared to $255.9 million for 2005. The increase in gross premiums written was primarily due to an increase in premiums for our Specialty Homeowners and Residential Earthquake products. This increase was partially offset by a reduction of gross premiums written for our commercial lines of business, which we transferred to Travelers prior to the Acquisition. The following sets forth the gross premiums written by line of business:

	2006	2005

	(Dollars in thousands)
Specialty Homeowners	$165,384	$155,501
Residential Earthquake	111,327	97,478
Commercial	122	2,889

Total	$276,833	$255,868

Gross premiums written for our Specialty Homeowners products were $165.4 million for 2006, representing an increase of $9.9 million, or 6.4%, compared to $155.5 million for 2005. This increase in gross premiums written was due to rate increases and increases in the number of policies sold within select states. In Florida, rate increases resulted in a $3.5 million increase in gross premiums written, despite a decrease in our overall policy count. In South Carolina, we underwrote more insurance policies in coastal counties and implemented a series of rate increases that resulted in an increase of $6.6 million in our gross premiums written. These increases were partially offset by a $3.1 million decrease in our gross premiums written in Texas due to an increase of policies written in the admitted market at a lower average premium per policy than in the non-admitted market.

Gross premiums written for our Residential Earthquake products were $111.3 million for 2006, representing an increase of $13.8 million, or 14.2%, compared to $97.5 million for 2005. In Washington, an increase in policy counts resulted in an increase in premium of $4.0 million. In California, increased premium per policy due to rising replacement values of homes resulted in an increase in premium of $12.6 million. However, this increase in premium was partially offset by the effects of non-recurring premium refunds of $3.9 million to policyholders in California. The premium refunds in California reflected the final resolution of discussions with the California Department of Insurance regarding alleged ambiguities contained within our 1998 rate filing, as amended, and policies written in California under such filing.

Net premiums written.    Net premiums written were $175.0 million for 2006, representing an increase of $31.2 million, or 21.7%, compared to $143.8 million for 2005. The net premiums written increased due to the cancellation of various quota share reinsurance agreements whereby we ceded substantially all of our premiums to Travelers. Additionally, the net premiums written increased due to a growth in the gross premiums written of $20.9 million in 2006 as compared to 2005.

Gross premiums earned.    Gross premiums earned were $268.6 million for 2006, representing an increase of $46.0 million, or 20.7%, compared to $222.6 million for 2005. The growth in gross premiums earned for 2006 is a result of the growth in gross premiums written for our Specialty Homeowners and Residential Earthquake products in 2006 as compared to 2005. Gross premiums earned for our Specialty Homeowners products was $166.0 million for 2006, representing an increase of $37.2 million, or 28.9%, compared to $128.8 million for 2005. Gross premiums earned for our Residential Earthquake products was $102.4 million for 2006, representing an increase of

$14.3 million, or 16.2%, compared to $88.1 million for 2005. Our increase in gross premiums earned was partially offset by a reduction of premiums for our commercial line of business, which we transferred to Travelers prior to the Acquisition.

Net premiums earned.    Net premiums earned were $152.5 million for 2006, representing an increase of $118.1 million, or 343.3%, compared to $34.4 million for 2005. This change in net premiums earned is primarily related to the effects of the cancellation of the various quota share reinsurance agreements whereby we ceded substantially all of our premiums to Travelers prior to the Acquisition Date. The effects of these agreements were to reduce the net premiums earned for the period January 1, 2005 through October 31, 2005 to $8.7 million. For the period November 1, 2005 through December 31, 2005, the net premiums earned were $25.7 million, reflecting the effects of the termination of the agreements. The cost of our per occurrence catastrophe reinsurance program during 2006 as compared to 2005, partially offset these increases. For the year ended December 31, 2006, we spent 43.2% of our gross premiums earned for reinsurance as compared to 38.9% for the period November 1, 2005 to December 31, 2005.

Policy and underwriting fees earned.     Policy and underwriting fees earned were $5.5 million for 2006, representing an increase of $5.3 million, compared to $0.2 million for 2005. This increase was the result of the introduction of underwriting fees in certain states, primarily Florida and South Carolina, during 2006. These underwriting fees, which are earned ratably over the policy period, accounted for $14.7 million and $5.2 million in underwriting fees written and earned, in 2006, respectively. We also charge fees to our policyholders who pay their premium in installments, and earn policy fees for providing policy processing services for certain of our wholesale surplus lines brokers. These policy fees written were $0.5 million in 2006 and $0.2 million in 2005.

Investment income, net.    Investment income, net was $18.2 million for 2006, representing an increase of $11.9 million, or 188.9%, compared to $6.3 million for 2005. This increase in investment income, net was primarily the result of the increase in investments from the capital contribution to us by the Investor Group in 2005 of $73.4 million in excess of the purchase price of the Acquisition, the proceeds from the issuance of the $75.0 million in floating rate capital securities in November 2005 and the increase in our operating income as a result of the termination of the various quota share reinsurance agreements with Travelers.

Net realized investment (losses) gains.    The net realized investment losses were $(1.1) million for 2006, as compared to $(1.8) million in 2005. The net realized investment losses during 2006 were affected by the recognition of $(0.8) million in other than temporary impairment losses. During 2005, the net realized investment losses were affected by level of sale activity prior to and immediately after the Acquisition.

Losses and loss adjustment expenses.    Gross losses and loss adjustment expenses were $90.7 million for 2006, representing a decrease of $96.3 million, or 51.5%, compared to $187.0 million for 2005. This decrease in gross incurred losses and loss adjustment expenses was primarily caused by the recognition in 2005 of $27.6 million in incurred losses from the hurricanes in Florida in 2005, primarily Hurricane Wilma, and $113.9 million in adverse development resulting from the hurricanes that occurred in Florida in 2004. The decrease in gross incurred losses and loss adjustment expenses were offset by the further adverse development during 2006 of $19.0 million related to the Florida hurricanes that occurred in 2005.

We are indemnified by USF&G, a subsidiary of Travelers, for adverse development on all losses occurring prior to November 1, 2005, including 2004 and 2005 hurricane losses. The primary drivers of adverse development in 2006 for hurricane losses incurred in 2005 were an increase in the cost of repairs and materials resulting from material and labor shortages and the resulting continued exposure of insured damaged structures to the weather for extended periods of time. As of December 31, 2006, there are no reinsurance recoverables on paid or unpaid losses that we believe require an allowance for doubtful collection.

Acquisition costs.    Acquisition costs are net of the effect of ceding commissions on quota share reinsurance agreements. These acquisition costs were $29.6 million in 2006, representing an increase of $41.5 million compared to $(11.9) million in 2005. The 2005 year is affected by the ceding commission earned on the quota share reinsurance agreements with Travelers for the period January 1, 2005 to October 31, 2005. The effects of this ceding commission, which compensated us for the operating expense, commissions to agents and brokers and premium tax, was to create negative acquisition costs. For the year ended December 31, 2006, the commission to agents and brokers, premium tax and excise taxes, which comprise the gross acquisition costs were 13.3% of gross premiums earned and the ceding commission as a percent of the quota share ceded premiums earned was 33.9%.

Other operating expenses.    Our other operating expenses were $30.3 million for 2006, representing an increase of $11.0 million, or 57.0%, from the $19.3 million for 2005. Other operating expense in 2006 included additional expenses necessary to operate as a stand-alone entity. Additionally, expenses relating to restricted shares and grants of Management Shares to employees under our Management Equity Incentive Plan were $1.7 million for 2006 as compared to $0.1 million for 2005. We do not expect the level of restricted shares and Management Share grants in 2005 and 2006 to be indicative of the level of grants in the future. During the period January 1, 2005 to October 31, 2005, we were allocated $13.9 million for operating expenses incurred on its behalf by Travelers.

Amortization of intangibles.    The amortization of intangibles was $1.9 million for 2006, representing an increase of $1.6 million, compared to $0.3 million for 2005. This increase was the result of the amortization of the intangibles created at the Acquisition for twelve months in 2006. During 2005, the amortization of the intangibles was for the period after the Acquisition, November 1, 2005 through December 31, 2005. Prior to the Acquisition, we did not have any intangible assets which were amortizable.

Interest expense.    Interest expense was $6.7 million for 2006, representing an increase of $5.7 million, compared to $1.0 million for 2005. During 2006, we incurred a full year of interest expense relating to the $75.0 million in floating rate capital securities issued in November 2005 by our two statutory business trusts. Additionally, the interest rates on variable rate securities increased in 2006 due to the increase in LIBOR during that period.

Income tax expense.    We are subject to income taxes in certain jurisdictions in which we operate. We generate taxable income in our U.S. Insurance Subsidiaries. Additionally, during 2006, GeoVera Holdings, Inc. incurred $0.3 million in taxes relating to a dividend it paid to one of our Luxembourg subsidiaries. We earn income in Bermuda, a non-taxable jurisdiction, primarily as a result of a quota share reinsurance agreement between our U.S. Insurance Subsidiaries and GeoVera Re, and the investment income earned in GeoVera Re. We increased the quota share between our U.S. Insurance Subsidiaries and GeoVera Re in 2007, subject to regulatory approval. However, we expect the U.S. Insurance Subsidiaries will charge GeoVera Re greater commissions under the quota share reinsurance agreement in the future and believe that this increase in ceding commission will result in an increase in the effective tax rates in 2007.

Net income.    Net income for the year ended December 31, 2006 was $35.5 million, representing an increase of $21.0 million, compared to $14.5 million for 2005. This increase is primarily due to the effects on net income of the termination of the various quota share reinsurance agreements with Travelers, the limited amount of net catastrophe incurred losses and loss adjustment expenses during 2006, the introduction of underwriting fees, and the effect on our effective income tax rate of the quota share reinsurance agreement with GeoVera Re. The additional other operating expenses, and the interest expense partially offset these increases to net income.

The combined year ended December 31, 2005 compared to the combined year ended December 31, 2004

As a result of the Acquisition and associated purchase accounting adjustments, the results of operations for periods prior to November 1, 2005 are not comparable to periods subsequent to that date. Our 2005 results of operations discussed below represent the mathematical addition of the historical results for (i) our Predecessor Companies from January 1, 2005 through October 31, 2005 and (ii) Geovera Holdings from November 1, 2005 through December 31, 2005. This approach is not consistent with generally accepted accounting principles and yields results that are not comparable on a period-to-period basis. However, we believe it is the most meaningful way to discuss our operating results for the full year 2005 in comparison to our operating results for 2004.

Gross premiums written.    Gross premiums written were $255.9 million for 2005, representing an increase of $28.4 million, or 12.5%, compared to $227.5 million for 2004. The increase in gross premiums written was primarily due to an increase in premiums for our Specialty Homeowners and Residential Earthquake products. This increase was partially offset by a reduction of gross premiums written for our commercial line of business which we transferred to Travelers prior to the Acquisition. The following sets forth the gross premiums written by line of business:

	2005	2004

	(Dollars in thousands)
Specialty Homeowners	$155,501	$125,608
Residential Earthquake	97,478	93,227
Commercial	2,889	8,639

Total	$255,868	$227,474

Gross premiums written for our Specialty Homeowners products were $155.5 million for 2005, representing an increase of $29.9 million, or 23.8%, compared to $125.6 million for 2004. This increase in gross premiums written was due to rate and policy count increases in Florida, resulting in an increase of $31.8 million in gross premiums written. In South Carolina, as a result of policy count increases, we had gross premiums written of $10.3 million in 2005, which was an increase of $5.0 million from 2004. Additionally, we increased our gross premiums written in other states by $3.3 million during 2005 as compared to 2004. Partially offsetting these increases were reductions in policy counts and gross premiums written in Texas. Texas gross premiums written were $29.8 million resulting in a reduction of $11.9 million from 2004. This reduction in premium resulted from changes in coverage restrictions regarding mold in 2004 and the resulting return of admitted insurers to the Texas market. Gross premiums written for our Residential Earthquake products were $97.5 million for 2005, representing an increase of $4.3 million, or 4.6%, compared to $93.2 million for 2004. We increased our premium per policy in California because of the rising replacement values of homes and the impact of this increased risk on our premiums. This resulted in an increase in gross premiums written in California of $4.3 million.

Our increase in gross premiums written was partially offset by a reduction of gross premiums written for our commercial line of business, which we transferred to Travelers prior to the Acquisition.

Net premiums written.    Net premiums written were $143.8 million for 2005, representing an increase of $133.9 million, compared to $9.9 million for 2004. This growth was the result of the cancellation, at the Acquisition Date, of various quota share reinsurance agreements whereby we ceded substantially all of our premiums to Travelers. The cancellations of these agreements resulted in the return to us of $101.9 million of premiums on the date of the Acquisition. These quota share reinsurance agreements significantly reduced the net premiums written during the period January 1, 2005 through October 31, 2005 and for the year ended December 31, 2004 to $8.2 million and $9.9 million, respectively.

Gross premiums earned.    Gross premiums earned were $222.6 million for 2005, representing an increase of $6.2 million, or 2.9%, compared to $216.4 million for 2004. The growth in gross premiums earned for 2005 resulted from the growth in gross premiums written for our Specialty Homeowners and Residential Earthquake products in 2005 as compared to the 2004. Gross premiums earned for our Specialty Homeowners products were $128.8 million for 2005, representing an increase of $4.8 million, or 3.9%, compared to $124.0 million for 2004. Gross premiums earned for our Residential Earthquake products were $88.1 million for 2005, representing an increase of $5.2 million, or 6.3%, compared to $82.9 million for 2004. Our increase in gross premiums earned was offset by a reduction of gross premiums earned for our commercial line of business which we transferred to Travelers as part of the Acquisition.

Net premiums earned.    The net premiums earned were $34.4 million for 2005, representing an increase of $24.7 million, compared to $9.7 million for 2004. Due to the various reinsurance agreements with Travelers, the net premiums earned for the period January 1, 2005 through October 31, 2005 and the year ended December 31, 2004 were reduced to $8.7 million and $9.7 million, respectively. After the Acquisition, as a result of the cancellation of the quota share reinsurance agreements with Travelers and the return of $101.9 million in net premiums written to us, net premiums earned were $25.7 million for the period November 1, 2005 to December 31, 2005.

Policy and underwriting fees earned.    Policy and underwriting fees earned were $0.2 million for 2005, representing an increase of $0.1 million, compared to $0.1 million for 2004. This increase in policy and underwriting fees was the result of continuing expansion of the use of installment fees.

Investment income, net.    Investment income, net was $6.3 million for 2005, representing an increase of $2.6 million, compared to $3.7 million for 2004. During the period January 1, 2005 through October 31, 2005 and the year ended December 31, 2004, our investment income, net was $4.3 million and $3.7 million, respectively. For the period November 1, 2005 through December 31, 2005, we earned $2.0 million. The increase in the investment income, net for the year was a result of the increase in cash from the capital contribution to us of $73.4 million in excess of the purchase price of the Acquisition, the proceeds from the issuance of the $75.0 million in floating rate capital securities in November 2005 and the cancellation of the quota share reinsurance agreements with Travelers.

Net realized investment (losses) gains.    Net realized investment (losses) gains were $(1.8) million in 2005 as compared to $1.3 million in 2004. The $(1.8) million in 2005 was affected by the high level of sale activity prior to and immediately after the Acquisition.

Losses and loss adjustment expenses.    Gross losses and loss adjustment expenses were $187.0 million for 2005, representing a decrease of $52.6 million, or 22.0%, compared to $239.6 million for 2004. Gross losses and loss adjustment expenses for 2004 included $140.0 million attributable to the Florida hurricanes that occurred in 2004. Despite the inclusion of these incurred losses in 2004, we incurred an additional $113.9 million in 2005 relating to the Florida hurricanes of 2004 and $27.6 million relating to the Florida hurricanes of 2005.

We are indemnified by USF&G, a subsidiary of Travelers, for adverse development on all losses occurring prior to November 1, 2005, including 2004 and 2005 hurricane losses. The primary causes of adverse developments were an increase in the cost of repairs and materials resulting from material and labor shortages and the resulting continued exposure of insured damaged structures to the weather for extended periods of time. Additional increases in gross incurred losses and loss adjustment expenses relating to the 2004 hurricanes were caused by the application of a single deductible to many of our insured locations affected by more than one storm. As of December 31, 2005, there were no reinsurance recoverables on paid or unpaid losses that we believe require an allowance for doubtful collection.

Acquisition costs.    Acquisition costs are net of the effect of ceding commissions on quota share reinsurance agreements. These acquisition costs were $(11.9) million in 2005, or a decrease of $13.6 million compared to 2004. This change is predominantly caused by the reduction in other operating expenses during the period January 1, 2005 to October 31, 2005 as compared to the year ended December 31, 2004, which are reimbursed through the ceding commission on the various quota share reinsurance agreements. For the period November 1, 2005 through December 31, 2005, due to the cancellation of the various quota share reinsurance agreements with Travelers, acquisition costs were $4.3 million.

Other operating expenses.    Other operating expenses were $19.3 million for the year ended December 31, 2005, a decrease of $5.7 million, or 22.8%, compared to $25.0 million for 2004, primarily driven by a reduction in the level of other operating expenses allocated to us by Travelers during the period January 1, 2005 to October 31, 2005.

Amortization of intangibles.    The amortization of intangibles was $0.3 million in 2005. This was the result of the amortization of the intangible assets created at the Acquisition. Prior to the Acquisition, we did not have any intangible assets which were amortizable.

Interest expense.    Interest expense was $1.0 million for 2005. In November 2005, our two statutory business trusts issued $75.0 million in floating rate capital securities to us, from which we incurred interest expense. During 2004, we had no debt outstanding.

Income tax expense.    Income tax expense for the year ended December 31, 2005 was $4.8 million compared to $2.5 million for the year ended December 31, 2004. For the year ended December 31, 2004 and the period January 1, 2005 to October 31, 2005, our income tax expense was allocated to us from Travelers based on a tax allocation agreement. For the two months ended December 31, 2005, the effective tax rate was 9.6% and reflects the effects of the various quota share reinsurance agreements between the U.S. Insurance Subsidiaries and GeoVera Re.

Net income.    Net income was $14.5 million for 2005, representing an increase of $1.7 million, compared to $12.8 million in 2004. This increase is primarily related to the effects of the cancellation of various quota share reinsurance agreements with Travelers.

Liquidity

Sources and uses of funds

GeoVera Holdings operates as a holding company with no business operations of its own. Consequently, our ability to pay dividends to shareholders, meet debt payment obligations and pay taxes and administrative expenses is largely dependent on management fees, dividends or other distributions from our subsidiaries and affiliates.

Our U.S. Insurance Subsidiaries are restricted by statute as to the amount of dividends that they may pay without the prior approval of the California Department of Insurance. Generally, California-domiciled insurers may pay dividends without advance regulatory approval only from earned surplus and only to the extent that all dividends paid in the twelve months ending on the date of the proposed dividend do not exceed the greater of (i) 10% of their policyholders’ surplus as of December 31 of the preceding year or (ii) 100% of their net income for the calendar year preceding the year in which the value is being determined. In addition, insurance companies are required by law to maintain a minimum level of surplus on a statutory basis. Statutory surplus is calculated by subtracting total liabilities from total admitted assets computed under accounting principles prescribed or permitted by the insurer’s state of domicile. During 2007, the maximum dividend that our U.S. Insurance Subsidiaries may pay without prior approval is $12.4 million.

California has a risk-based capital standard designed to identify property and casualty insurers that may be inadequately capitalized based on inherent risks of the insurer’s assets and liabilities and its mix of net premiums written. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. As of December 31, 2006, the total adjusted capital of each of our U.S. Insurance Subsidiaries was in excess of its prescribed risk-based capital requirements.

Under the Insurance Act of 1978, as amended, GeoVera Re may only declare or pay a dividend or make a distribution out of contributed surplus if it has no reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or if the realizable values of its assets are not currently, and would not after the payment be, less than the aggregate of its liabilities and its issued share capital and share premium accounts. The Insurance Act provides a minimum liquidity ratio for general business insurers, such as GeoVera Re.

GeoVera Re is required, under Bermuda law, to maintain a prescribed solvency margin and liquidity ratio and is prohibited from declaring or paying dividends resulting in non-compliance with such requirements.

Our Insurance Subsidiaries’ primary sources of funds are net premiums received, underwriting and policy fee income, net investment income and the proceeds from the sale and maturity of investments. We use these funds to pay claims, operating expenses, purchase investments and pay dividends to our holding company. Our investment portfolio is structured in a manner to yield substantial cash flows within relatively short periods. As of March 31, 2007 and December 31, 2006, we held cash and cash equivalents of $127.7 million and $160.8 million, respectively. This focus on liquidity helps protect us from unanticipated capital gains or losses on the sale of investments to meet liquidity needs. Since our Insurance Subsidiaries expose us to claims arising out of unpredictable natural or other catastrophic events, it is possible that significant deviation in expected losses and loss adjustment expense payment can occur, potentially requiring us to liquidate a portion of our portfolio at a gain or loss. To help satisfy claim payments and protect against cash outflow uncertainties, the weighted average duration of our fixed maturities was 1.7 years and 1.6 years at March 31, 2007 and December 31, 2006, respectively.

Consolidated net cash provided by operating activities was $5.7 million and $101.7 million, net cash used by investing activities was $37.2 million and $89.5 million and net cash used by financing activities was $1.6 million and $19.7 million for the three months ended March 31, 2007 and the year ended December 31, 2006, respectively.

We do not have any current plans for material capital expenditures other than current operating requirements. We believe that we will generate sufficient cash flow from operations to satisfy our liquidity requirements for at least the next 12 months and beyond if no major catastrophes occur. The key factor that will affect our future operating cash flows is the frequency and severity of catastrophic loss events. To the extent our future operating cash flows are insufficient to cover our net losses from catastrophic events, we had $426.5 million and $424.8 million in cash and investment securities available at March 31, 2007 and December 31, 2006, respectively, to cover such losses. We also have the ability to access additional capital through third-party borrowings, sales of our equity or debt securities or entrance into a reinsurance arrangement.

Capital resources

Trust preferred securities.    In November 2005, through our trusts HFF&L (Bermuda) Capital Trust I and HFF&L (U.S.) Capital Trust I, which were formed by our indirect subsidiaries GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc., respectively, we issued an aggregate of $75.0 million of trust preferred securities with stated maturities of 30 years in two private placements. We have the option to call the securities at par on or after December 15, 2010. If the trust preferred securities are redeemed prior to December 15, 2010 and after December 15, 2008, the holders thereof will be paid the principal plus a varying premium between 4.0% and 0.5% in addition to the accrued interest, depending on the date redeemed. Prior to December 15, 2008, the trust preferred securities may be redeemed only upon the occurrence of certain special tax and regulatory events and in the case of any such redemption the holders of the trust preferred securities will be paid the principal plus a premium of 7.5% in addition to the accrued interest. Distributions are payable on the securities on a quarterly basis and the distribution rate is adjusted quarterly based on the three-month LIBOR, plus a margin of 3.65%. We have the option of deferring distributions on the securities for up to five years so long as no event of default under the securities has occurred and is continuing. If distributions in respect of the trust preferred securities issued by HFF&L (Bermuda) Capital Trust I are deferred or if an event of default occurs, then GeoVera (Bermuda) Holdings, Ltd. shall not be permitted to declare or pay cash dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to its common shares or to make payments on or to repurchase or redeem any other debt securities issued by GeoVera (Bermuda) Holdings, Ltd. that rank pari passu or junior and subordinate in right of payment to the subordinated debentures issued by GeoVera (Bermuda) Holdings, Ltd. to HFF&L (Bermuda) Capital Trust I described below. If distributions in respect of the trust preferred securities issued by HFF&L (U.S.) Capital Trust I are deferred or if an event of default occurs, then GeoVera Holdings, Inc. shall not be able to declare or pay cash dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to its common shares or to make payments on or to repurchase or redeem any other debt securities issued by GeoVera Holdings, Inc. that rank pari passu or junior and subordinate in right of payment to the subordinated debentures issued by GeoVera Holdings, Inc. to HFF&L (U.S.) Capital Trust I described below.

Under the terms of the trust preferred securities, an event of default will occur upon:

•	non-payment of interest for a period of 30 days on the trust preferred securities, unless such non-payment is due to a valid extension of an interest payment period;

•	non-payment of all or any part of the principal or any premium of the trust preferred securities at their maturity;

•	failure to comply with the covenants or other provisions of the trust preferred securities; or

•

bankruptcy or liquidation of GeoVera (Bermuda) Holdings, Ltd. or GeoVera Holdings, Inc. or the bankruptcy or liquidation of either of the trusts through which the trust preferred securities were issued.

Each of the trusts is a Delaware statutory trust organized for the sole purpose of issuing trust securities and investing the proceeds in subordinated debentures issued by the entity which formed such trust. The trust preferred securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the subordinated debentures held by the trust. GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc. own all of the common securities of each trust which they formed. Each trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc. making payment on the related subordinated debentures. The subordinated debentures are subordinated and junior in right of payment to all present and future senior indebtedness of GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc. GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc. have fully and unconditionally guaranteed certain of the obligations of HFF&L (Bermuda) Capital Trust I and HFF&L (U.S.) Capital Trust I under the trust preferred securities issued by each trust. The guarantees are subordinated and junior in right of payment to all of present and future senior indebtedness of GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc., respectively. In addition, GeoVera (Bermuda) Holdings, Ltd. has also guaranteed all payments that GeoVera Holdings, Inc. is obligated to make under the subordinated debentures issued by GeoVera Holdings, Inc. If an event of default under the terms of our trust preferred securities occurs, continues beyond any applicable grace period, and is not waived by the holders of at least a majority in liquidation amount of the trust preferred securities, the entire principal and the interest accrued thereon may be declared to be due and payable immediately. See also “Description of certain indebtedness.”

Contractual obligations and commitments

The following table summarizes information about our contractual obligations and commercial commitments. The minimum payments under these agreements as of December 31, 2006 were as follows:

Contractual obligations and commitments

	Payments Due by Period
As of December 31, 2006	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

	(Dollars in thousands)
Subordinated debentures(1)	$75,000	$—	$—	$—	$75,000
Reserves for losses and loss adjustment expenses	67,143	47,470	19,303	370	—
Operating lease obligations	2,763	824	1,582	351	6

Total	$144,906	$48,294	$20,885	$721	$75,006

(1)	The subordinated debentures mature on November 2, 2035. Interest payments are made quarterly in arrears at a rate equal to three-month LIBOR, plus a margin of 3.65%. At December 31, 2006, the interest rate in effect on the subordinated debentures was 9.01%. Calculated at this rate, interest payments would be $6,758 per year.

The losses and loss adjustment expenses payments due by period in the table above are based upon the losses and loss adjustment expenses estimates as of December 31, 2006 and are not contractual liabilities with specified times of payment. Our contractual liability is to provide benefits under our policies. As a result, our calculation of losses and loss adjustment expenses payments due by period is subject to the same uncertainties associated with determining the level of unpaid losses and loss adjustment expenses reserves generally and to the additional uncertainties arising from the difficulty of predicting when claims, including claims that have not yet been reported to us, will be paid. For a discussion of our unpaid losses and loss adjustment expense estimation process, see “Our business—Reserves.” Actual payments of losses and loss adjustment expenses by period will vary, perhaps materially, from the above table to the extent that current estimates of losses and loss adjustment expenses vary from actual ultimate claims and amounts and as a result of variations between expected and actual payout patterns. See “Risk factors—If we underestimate our loss reserves so that they are inadequate to cover our ultimate liability for losses, our business, financial condition and results of operations could be materially adversely affected” for a discussion of the uncertainties associated with estimating unpaid losses and loss adjustment expenses.

Investment portfolio

Our primary investment objectives are to maintain liquidity, preserve capital and generate a stable level of investment income. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our Board of Directors determines our investment guidelines in compliance with applicable regulatory restrictions on asset type, quality and concentration. Our current investment guidelines allow us to invest in taxable and tax-exempt fixed maturities, as well as publicly and privately traded preferred securities. We do not currently invest in common equity securities.

BlackRock Financial Management, Inc., or BlackRock, a third-party asset management company affiliated with Merrill Lynch & Co., one of the joint book-running managers for this offering, manages our fixed maturities investment portfolio under an investment management agreement. BlackRock has authority and discretion to buy and sell securities for us, subject to the guidelines established by our Board of Directors. Effective March 31, 2007, we amended our agreement with BlackRock to require it to obtain our approval before selling any securities which have a fair value that is less than the amortized book value at the date of the proposed sale. We may terminate our agreement with BlackRock upon 30 days’ notice.

Our investment guidelines with BlackRock include the following:

Asset allocation

A minimum of $80.0 million must be held in cash or cash equivalents.

No more than 5% of portfolio assets may be invested in the securities of any single issuer, other than U.S. Treasury or U.S. government agency debentures, pass-throughs or Real Estate Mortgage Investment Conduits.

Credit criteria

Securities must be rated investment grade or better at the time of purchase. If a fixed-income investment is subsequently downgraded below investment grade, we may only hold up to 2% of the aggregate market value of such security.

The portfolio’s average credit quality must be AA- or better at all times.

A maximum of 15% of the portfolio’s assets may be invested in securities rated lower than A-.

Money market instruments must be rated A-1 or P-1 or better at the time of purchase.

Duration	Target duration of 1.5 years within band of +/- 0.5 years of a predetermined benchmark.

Our Board of Directors periodically reviews our investment guidelines and may make changes it deems appropriate to allow us to achieve our investment objectives.

As of March 31, 2007 and December 31, 2006, the weighted average duration of our fixed maturities portfolio was 1.7 years and 1.6 years, respectively, and the average rating of the portfolio was Aaa/AAA for both periods.

The following table sets forth the fair values of various categories of our invested assets and the percentage of the total fair value of our invested assets represented by each category:

	March 31, 2007		December 31, 2006		December 31, 2005
	Fair Value	% of Total	Fair Value	% of Total	Fair Value	% of Total

	(Dollars in thousands)
U.S. Government bonds	$28,620	6.7%	$15,437	3.6%	$55,258	16.5%
State and municipal bonds	11,690	2.7%	11,727	2.7%	11,807	3.5%
Corporate bonds and notes	35,432	8.3%	34,930	8.2%	23,563	7.0%
Mortgage/asset-backed securities	219,593	51.2%	201,948	47.3%	73,480	22.0%

Fixed maturities	295,335	68.9%	264,042	61.8%	164,108	49.0%
Cash and cash equivalents	127,713	29.8%	160,780	37.7%	168,222	50.3%
Short-term securities, at fair value	3,449	0.8%	—	—	—	—
Other investments, at cost	2,330	0.5%	2,330	0.5%	2,330	0.7%

Total investment assets	$428,827	100%	$427,152	100.0%	$334,660	100.0%

As of December 31, 2006, the fair value of the mortgage-backed securities in Florida and California were 1.2% and 3.0%, respectively, of our total invested assets.

The amortized cost and fair value of our investments in fixed maturities at March 31, 2007, December 31, 2006 and December 31, 2005, summarized by stated maturities follows:

	March 31, 2007		December 31, 2006		December 31, 2005
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value

	(Dollars in thousands)
Due in one year or less	$12,788	$12,796	$13,398	$13,399	$203	$203
Due after one year through five years	47,571	47,551	33,277	33,288	71,379	71,349
Due after five years through ten years	3,639	3,670	3,639	3,652	1,122	1,126
Due after ten years	11,577	11,725	11,583	11,755	17,877	17,950
Mortgage/asset-backed securities	218,988	219,593	201,756	201,948	73,433	73,480

Total fixed maturities	$294,563	$295,335	$263,653	$264,042	$164,014	$164,108

Actual maturities may differ for some securities because borrowers have the right to call or prepay obligations with or without penalties.

Reinsurance recoverables

While reinsurance obligates the reinsurer to reimburse us for a portion of our losses, it does not relieve us of our primary liability to our policyholders. If our reinsurers are either unwilling or unable to pay some or all of the claims made by us on a timely basis, we bear the financial exposure.

To protect against our reinsurers’ inability to satisfy their contractual obligations to us, our reinsurance contracts stipulate a collateral requirement for reinsurance companies that are not authorized by insurance regulatory authorities or have been assigned an A.M. Best financial strength rating of less than A- or a Standard & Poor’s financial strength rating of less than BBB+. Our current reinsurance program does not have any reinsurer with an A.M. Best financial strength rating of less than A- or Standard & Poor’s financial strength rating of less than BBB+. The weighted average A.M. Best rating of our current reinsurers is A.

In connection with the Acquisition, our U.S. Insurance Subsidiaries entered into a quota share reinsurance agreement with USF&G whereby USF&G reinsured all losses incurred prior to the date of the Acquisition. As a result of this agreement, of our $28.2 million in reinsurance recoverables on paid and unpaid losses as of March 31, 2007, amounts due from USF&G are $25.2 million. The A.M. Best financial strength rating of USF&G is A+.

Quantitative and qualitative disclosures about market risk

The major components of market risk affecting us are credit risk, relating to both the issuers of our fixed maturities and our reinsurers, interest rate risk and exchange rate risk. We currently do not have any investments in publicly traded U.S. equity investments.

Credit risk.    Credit risk is the potential economic loss principally arising from adverse changes in the financial condition of a specific debt issuer. We address this risk by investing in fixed-income securities that are investment grade, which are those bonds rated “BBB-” or higher by Standard & Poor’s. We also independently, and through our outside independent investment manager, monitor the financial condition of all of the issuers of fixed maturities in our portfolio. Finally, we employ stringent diversification rules that limit our credit exposure to any single issuer or business sector.

We are also subject to credit risk with respect to our reinsurers. As of March 31, 2007, we had unsecured reinsurance recoverables on paid and unpaid losses in the amount of $25.2 million from USF&G, comprising 89.4% of the total reinsurance recoverables on paid and unpaid losses. Although a reinsurer is liable for losses to the extent of the coverage that it assumes, our reinsurance contracts do not discharge our insurance subsidiaries from primary liability to each policyholder for the full amount of the applicable policy. Consequently, our U.S. Insurance Subsidiaries remain obligated to pay claims in accordance with the terms of the policies regardless of whether a reinsurer fulfills or defaults on its obligations under the related reinsurance agreement. In order to mitigate credit risk to reinsurance companies, we select financially strong reinsurers with an A.M. Best rating of “A- (Excellent)” or better and continually evaluate their financial condition.

Interest rate risk.    We manage our exposure to interest rate risk through a disciplined asset/liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. We regularly assess these risks and balance them within the context of our liability and capital position.

As of March 31, 2007, the estimated fair value of our fixed maturities was $295.3 million. We estimate that a 100-basis point increase in interest rates would cause a 1.8% decline in the estimated fair value of our fixed maturities portfolio, while a 100-basis point decrease in interest rates would cause a 1.7% increase in the estimated fair value of that portfolio. The selected scenarios are not predictions of future events, but rather illustrate the effect that such events may have on the fair value of our fixed maturities portfolio.

Exchange rate risk.    Various subsidiaries of the GeoVera Holdings maintain minimal cash balances in foreign currencies. The impact of these foreign currency accounts is insignificant.

Inflation

We establish our insurance premiums prior to knowing the amount of losses and loss adjustment expenses or the extent to which inflation may affect such amounts. We attempt to anticipate the potential impact of inflation in our pricing and our establishing of reserves for losses and loss adjustment expenses. Inflation in excess of the levels we have assumed could cause losses and loss adjustment expenses to be higher than we anticipated.

Substantial future increases in inflation could also result in future increases in interest rates, which in turn are likely to result in a decline in the market value of the investment portfolio and cause unrealized losses or reductions in shareholder’s equity.

Changes in accounting standards

In July 2006, the FASB issued Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We implemented the provisions of FIN 48 as of January 1, 2007. As of the date of adoption, we determined that there is no unrecognized tax benefit. We do not have any interest or penalties accrued related to tax uncertainties. Our policy is to include any such interest or penalties as a component of income tax expense. We do not anticipate any material changes in unrecognized tax benefits within the next 12 months. Prior to the Acquisition, the U.S. Insurance Subsidiaries were a part of a consolidated return of USF&G. USF&G, a subsidiary of Travelers, has indemnified us for any pre-Acquisition tax liability. The remaining post-Acquisition tax periods subject to examination by the tax authorities are the period from November 1, 2005 to December 31, 2005 and the year ended December 31, 2006.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is applicable in conjunction with other accounting pronouncements that require or permit fair value measurements, where the FASB previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 will be effective for interim and annual financial statements issued after January 1, 2008 and may be adopted earlier.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities Including amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 includes a provision whereby investments accounted for as available-for-sale or held-to-maturity are eligible for the fair value option at the adoption date and will be accounted for as trading securities subsequent to adoption. If SFAS No. 157 is adopted simultaneously with SFAS No. 159, any change in an existing eligible item’s fair value shall be accounted for as a cumulative-effect adjustment. SFAS No. 159 will be effective as of the beginning of a company’s fiscal year beginning after November 15, 2007 and may be adopted earlier.

Our business

Company overview

We are a provider of specialty residential property insurance products. We target markets that are underserved by other insurance carriers due to their exposure to perils, such as hurricanes or earthquakes, and where we believe we can achieve attractive risk-adjusted returns. We focus on two lines of business, Specialty Homeowners and Residential Earthquake, in certain markets that we believe are suffering from short- and long-term dislocations and where we have strong underwriting expertise. We sell our Specialty Homeowners products primarily on a non-admitted, or excess and surplus lines, basis in hurricane-exposed states such as Florida, South Carolina and Texas, and our Residential Earthquake products primarily on an admitted basis in earthquake-prone states, such as California, Oregon and Washington.

By operating primarily as an excess and surplus lines insurer in our Specialty Homeowners business, we are able to enter and exit selected specialty residential property markets on an opportunistic basis and have more flexibility than admitted carriers to set the price, terms and conditions required to achieve our targeted results. Non-admitted carriers are not subject to the same degree of regulatory oversight as admitted insurers and are generally permitted to implement policy rate and form changes and may expand or restrict coverage without prior regulatory approval. In our Residential Earthquake business, where we primarily operate on an admitted basis, we choose to focus on a niche market and employ a tiered pricing strategy, which we believe allows us to achieve sufficient premiums for the risks we assume. We diversify our risk within our Specialty Homeowners and Residential Earthquake businesses by product type and geographic distribution and believe our individual business lines are non-correlated by loss exposure, in that events contributing to a loss in one line of business are unlikely to generate material losses in the other. In addition, we use reinsurance to manage our loss exposure in excess of predetermined retention limits.

We employ a highly technical underwriting approach to assess each individual risk exposure in our target markets and calculate appropriate premium rates for those exposures. We continuously refine our underwriting and pricing guidelines to account for changing market conditions. We have incorporated our underwriting guidelines into our proprietary automated underwriting system, which interfaces with selected third-party information sources to quickly verify key underwriting information such as property size, estimated replacement home value and geocoded property location, and returns application decisions to our brokers and agents within seconds. Geocoding is the process by which we determine the latitudinal and longitudinal location of an insured property. We have also integrated our catastrophe risk management procedures within our underwriting process. We utilize proprietary and third-party catastrophe modeling software to track and manage risk within our book of business and believe that we have a strong understanding of the development and application of catastrophe modeling technology.

We primarily distribute our Specialty Homeowners products through a network of approximately 30 wholesale surplus lines brokers and our Residential Earthquake products through approximately 1,600 independent brokers and agents. In addition, we sell a small amount of Residential Earthquake business directly to individual policyholders via call centers and through the Internet.

As of March 31, 2007 we had total assets of $573.3 million and shareholder’s equity of $252.0 million. For the three months ended March 31, 2007, we produced gross premiums written of $59.7 million, net premiums earned of $40.3 million and net income of $13.4 million. For the year ended December 31, 2006, we produced gross premiums written of $276.8 million, net premiums earned of $152.5 million and net income of $35.5 million and a net combined ratio of 82.9%. Our operating return on beginning tangible equity and net income return on average equity for the year ended December 31, 2006 were 19.6% and 15.4%, respectively. The financial strength of our Insurance Subsidiaries is rated “A- (Excellent)” by A.M. Best.

Competitive strengths

We believe that we are well positioned to compete profitably and grow in our target markets because of our core competitive strengths, including:

•

Leading specialty residential property insurer with expertise in dislocated, underserved markets.    We focus on dislocated residential property insurance markets, which we believe are suffering from supply and demand imbalances, that require specialized knowledge and customized products and pricing. Our long-standing emphasis on these markets has allowed us to acquire significant expertise and achieve market leading positions. For the year ended December 31, 2006, we were the largest non-admitted homeowners insurer in Florida as ranked by premiums written, according to publicly available data from the Florida Surplus Lines Service Office. For the year ended December 31, 2005, the most recent year for which data is available, we were the largest private insurer of residential earthquake risk in California as ranked by premiums written, according to publicly available data from the California Department of Insurance.

•

Automated, “no-exceptions” individual risk underwriting platform.    We are a primary insurer providing specialty residential property coverage to individual policyholders. We believe that our position as a primary carrier allows us to gather more detailed information about the risks within our book of business. We apply a highly-disciplined underwriting approach to the review and selection of each individual policy application and have a strict “no exceptions” policy whereby we do not manually override underwriting decisions made by our automated platform. We have incorporated our underwriting guidelines into Quote Gateway, our automated on-line proprietary underwriting system that our independent brokers and agents access directly. Quote Gateway allows us to quickly gather detailed underwriting information on an individual policy basis and return application decisions within seconds. Additionally, our on-line platform serves as a conduit to quickly implement and distribute changes to rates, policy forms and coverage zones when needed.

•

Flexibility as a non-admitted primary insurer.    We sell our Specialty Homeowners products primarily on a non-admitted basis, which provides us more flexibility than admitted carriers to set and adjust premium rates, customize policy forms and enter and exit markets in response to changing underwriting conditions. Additionally, as a non-admitted insurer in our Specialty Homeowners business, we are generally not subject to assessments by state insurance departments or the same degree of ongoing state regulatory oversight as insurers operating on an admitted basis. We believe this flexibility has a beneficial impact on our underwriting performance and profitability.

•	Integrated, proprietary catastrophe modeling capabilities. We utilize proprietary and third-party catastrophe modeling software and financial analysis techniques to monitor and control risk aggregations and correlations within our book of business. We believe the third-party catastrophe modeling software that is currently available from the leading catastrophe modeling firms has limitations. Therefore, we employ a dedicated technical risk management and research team staffed by individuals with engineering, seismic and mathematical backgrounds who have developed proprietary systems to validate and enhance our use of these commercially available products. We have integrated our catastrophe risk management practices within our underwriting process, allowing us to track and manage our book of business and quickly adjust our underwriting and pricing guidelines to avoid unacceptable concentrations of risk.

•

Highly-experienced senior management team.    Our senior management team, led by our President and Chief Executive Officer, Kevin Nish, has an average of 17 years of property and casualty insurance experience, predominantly focused on specialty property markets. We believe our management team brings together a broad range of relevant underwriting, technical and operational skills in specialty residential property and other insurance markets.

•

Strong balance sheet and unencumbered capital base.    The financial strength of our Insurance Subsidiaries is rated “A- (Excellent)” by A.M. Best and, as of December 31, 2006, we had statutory capital and surplus of $248.9 million. We target short-tail residential property business, which we believe allows us to more accurately estimate losses and loss adjustment expenses and price our insurance products as compared to long-tail insurers. We strategically utilize reinsurance to protect our capital base against catastrophe risk and are indemnified by USF&G, a subsidiary of Travelers, for all losses occurring prior to November 1, 2005, which limits the risk that loss development related to historical exposures will negatively impact our future financial results. We employ a conservative, short-duration investment policy aimed at preserving capital and providing a stable level of current income.

Business strategy

We have developed the following strategy that we believe will help us achieve our growth and profitability objectives:

•

Capitalize on opportunities in dislocated, underserved specialty residential property markets.    We believe that capacity shortages exist in counties, states and regions where we do not currently operate or have only a limited presence. We intend to continue to selectively target new areas where specialty residential property markets are dislocated and where we can apply our existing market knowledge, product design, underwriting expertise and catastrophe risk management capabilities to grow our business. We will also introduce new products in response to the changing needs of our customers, brokers and agents. For example, in 2006, we entered Oregon and Washington through an agreement with Ivantage Select Agency, Inc., or Ivantage, a subsidiary of The Allstate Corporation, or Allstate, to serve as a provider of its residential earthquake coverage in these states.

•

Take advantage of flexibility as a non-admitted insurer.    As a non-admitted insurer in the specialty residential property market, we have greater flexibility than admitted carriers to set and adjust premium rates, customize policy forms and enter and exit markets in response to changing underwriting conditions. This flexibility allows us to quickly implement rate changes and policy actions when necessary. For example, in 2006, we implemented a series of rate increases in Florida and were able to grow our in-force premiums, which are the aggregate premiums for the full term of all policies that have not expired or been cancelled on the date recorded, while intentionally reducing policy counts and the probable maximum loss of our book of business.

•

Optimize reinsurance purchasing.    We utilize reinsurance to augment our underwriting capacity, manage risk aggregations within our book of business and ensure that our catastrophe exposure remains within predetermined risk limits. We will continue to manage our reinsurance purchasing to optimize the risk-adjusted returns on our book of business and, depending on the availability and cost of reinsurance coverage, may choose to retain more or less of the gross premiums written by our Insurance Subsidiaries in the future.

•

Focus on profitability, not market share.    We are highly disciplined in our review and selection of insurance risks and continuously modify our pricing, terms and conditions to achieve acceptable risk-adjusted returns. We will continue to focus on profitability, not market share, and will forgo premium volume when necessary to achieve our profit objectives.

•

Manage a diversified book of specialty insurance exposures.    We currently underwrite a book of Specialty Homeowners and Residential Earthquake risks that are diversified by product type, geographic distribution and loss exposure. The risks in our Specialty Homeowners and Residential Earthquake businesses are non-correlated, in that events contributing to a loss in one line of business are unlikely to generate material losses in the other. We intend to maintain a diversified, non-correlated book of business as we grow as a means to further manage our aggregation of catastrophe exposure.

•

Commit to short-tail lines of business.    We target short-tail residential property business. We believe our focus on short-tail risks enables us to price our insurance products and reserve for potential claims more accurately than long-tail insurers, which reduces the potential that historical exposures will negatively impact our future financial results.

Company history

We were originally formed in 1993 as a division of USF&G to assume and manage its personal and commercial lines specialty property insurance businesses. We began offering Residential Earthquake coverage in California in 1994. In response to the market dislocation caused by Hurricane Andrew, we began writing Specialty Homeowners policies in Florida on a non-admitted basis in 1995. We have since expanded our Specialty Homeowners and Residential Earthquake businesses within and beyond California and Florida as market conditions have allowed.

USF&G and St. Paul merged in 1998. St. Paul subsequently merged with Travelers Property Casualty Corp. in 2004 to form Travelers. In connection with this merger, we transferred our commercial lines specialty property insurance business to another division of Travelers. On November 1, 2005, GeoVera Insurance Group Holdings, Ltd., a company formed by the Investor Group, acquired all of the issued and outstanding capital stock of our U.S. Insurance Subsidiaries and GeoVera Specialty Services from USF&G, a subsidiary of Travelers. The aggregate consideration for the Acquisition, including transaction-related expenses of $5.5 million, was $143.9 million. In addition, the Investor Group contributed $73.4 million of capital to us upon the closing of the Acquisition. As part of the Acquisition, USF&G agreed to indemnify us, by way of reinsurance, for all losses occurring prior to November 1, 2005. Other than the indemnity, there are no material continuing obligations by any of the parties to the Acquisition. In connection with the Acquisition, GeoVera Group formed a Bermuda-based reinsurance subsidiary, GeoVera

Re, in October 2005. GeoVera Re, our wholly owned Bermuda reinsurance subsidiary, reinsures a negotiated percentage of the risks underwritten by our U.S. Insurance Subsidiaries through a quota share reinsurance agreement. The agreement provided for a 50% cession of premiums earned and losses and loss adjustment expenses incurred for the period from November 1, 2005 to December 31, 2006. We increased the percentage of premiums earned and losses and loss adjustment expenses incurred ceded under the agreement to 60%, subject to regulatory approval.

Mr. Nish has led GeoVera Group since its formation by USF&G and has been responsible for managing our business under all predecessor organizations.

Industry overview

The property and casualty insurance industry provides protection from covered loss events, such as damage to property or liability claims by third parties. Property and casualty insurance can be broadly classified into personal lines, in which insurance is provided to individuals, and commercial lines, in which insurance is provided to business enterprises. In the United States, personal and commercial insurance products are written in admitted and non-admitted markets. We underwrite personal lines insurance in both admitted and non-admitted markets.

In the admitted market, insurance rates and forms are generally highly regulated, coverages tend to be standardized and carriers are subject to assessments by state insurance departments. Within the admitted market, we focus on niche lines of business and offer our Residential Earthquake customers flexibility in choice of policy deductibles and coverage options, such as contents inclusions and additional living expenses.

The non-admitted market, also known as the excess and surplus lines market, focuses on lines of business and geographic locations where admitted insurers provide limited underwriting capacity. Non-admitted carriers are not subject to the same degree of regulatory oversight as admitted insurers, and excess and surplus lines business is underwritten with more flexible policy forms and rates, which can result in more restrictive and expensive coverages. Non-admitted insurers generally are only permitted to underwrite business once coverage has been denied in the admitted market. Although we participate in non-admitted markets that are not fully serviced by admitted carriers due to perceived risks and regulatory constraints, we select individual risks that meet our pre-determined underwriting criteria and price our policies to account for the risks that we assume.

The property and casualty industry has historically been subject to cyclical fluctuations in pricing and availability of insurance coverage. Markets characterized by excess underwriting capital typically feature significant price competition, erosion of underwriting discipline and poor operating performance. These market conditions generally lead to a period of diminished underwriting capacity after insurance companies exit unprofitable lines and exhibit greater underwriting discipline, increase premium rates and implement more restrictive policy terms and conditions. We believe that our business is less susceptible to fluctuations in the broader insurance industry underwriting cycle due to the specialized nature of the products we provide and dislocated markets in which we operate.

Lines of business

We target dislocated specialty residential property markets that are underserved by other insurance carriers due to their exposure to certain perils, such as hurricanes or earthquakes. We focus on two lines of business, Specialty Homeowners and Residential Earthquake. We manage the underwriting, risk management, reinsurance purchasing and claims processes for our Specialty Homeowners and Residential Earthquake businesses on an integrated basis, and, therefore, report financial results for our business under a single segment. The following table sets forth our gross premiums written by line of business:

	Year ended December 31,
	2006		2005		2004
Line of Business	Amount	%	Amount	%	Amount	%

	(Dollars in thousands)
Specialty Homeowners	$165,384	59.8%	$155,501	60.8%	$125,608	55.2%
Residential Earthquake	111,327	40.2%	97,478	38.1%	93,227	41.0%
Other(1)	122	0.0%	2,889	1.1%	8,639	3.8%

Total	$276,833	100.0%	$255,868	100.0%	$227,474	100.0%

(1)	Relates to commercial property business, which we exited in 2005.

Our premiums are derived solely from business produced in the U.S. property and casualty insurance market. The following table sets forth the geographic distribution of our gross premiums written for our Specialty Homeowners and Residential Earthquake businesses for the year ended December 31, 2006:

	Specialty Homeowners	Residential Earthquake	Other	Total

	(Dollars in thousands)
Florida	$110,035	$—	$37	$110,072
California	2,668	106,177	—	108,845
Texas	26,716	—	85	26,801
South Carolina	16,918	4	—	16,922
All other	9,047	5,146	—	14,193

Total	$165,384	$111,327	$122	$276,833

Specialty Homeowners

We offer our Specialty Homeowners insurance products primarily on a non-admitted basis through GeoVera Specialty. Our homeowners products are multi-peril policies covering property and liability losses for homeowners, renters and condominium owners. Our products cover losses to the home and its contents, insure against personal liability claims and provide for reimbursement of certain medical expenses. All policies are subject to predetermined exclusions, sub-limits and deductibles.

We primarily underwrite Specialty Homeowners business in Florida, South Carolina and Texas, with dwelling limits ranging from $50,000 to $750,000, depending on the state. Deductibles vary by risk location, ranging from 1% to 10% of the replacement value of the insured property, subject to a $1,000 minimum. We issue Specialty Homeowners policies using standard industry policy forms that we modify with proprietary endorsements to limit coverage or exclude specific risks. For example, we limit coverage for patio/pool enclosures to $5,000.

We are currently exploring new opportunities within states where we already have established business and expertise. For example, in Florida we are reviewing the potential introduction of products for seasonal and secondary homes, and under-penetrated areas such as Dade and Broward counties.

Residential Earthquake

We offer our Residential Earthquake products primarily on an admitted basis in California, Oregon and Washington. In California, we operate through GeoVera Insurance and Pacific Select Property, while in Oregon and Washington we operate exclusively through GeoVera Insurance. Our products insure against damage to the home and personal property and reimburse for temporary housing costs in the event of an earthquake. We do not cover damage caused by fire following an earthquake, which is typically covered by a policyholder’s separate homeowners policy.

We currently underwrite policies with coverage limits up to $1,500,000 for homeowners and $500,000 for condominium owners. All policies are subject to predetermined exclusions, such as fire following an earthquake, sub-limits, such as $5,000 for swimming pool enclosures, and deductibles. Deductibles vary by state, with a range of 10% to 25% of a policy’s coverage limit.

We continuously look for opportunities to profitably expand into new residential earthquake markets. For example, in September 2006, we introduced a non-admitted Residential Earthquake product in South Carolina and the New Madrid seismic fault region, which includes parts of Alabama, Arkansas, Illinois, Indiana, Kentucky, Mississippi, Missouri, Ohio and Tennessee. We also look to partner with other insurance companies to provide earthquake insurance to their customers and recently entered into a brokerage agreement with Ivantage, an Allstate Insurance Company subsidiary, to serve as a provider of residential earthquake coverage to Allstate customers in Oregon and Washington.

Underwriting

We apply a highly-disciplined, “no-exceptions” underwriting approach to the review and selection of both Specialty Homeowners and Residential Earthquake risks. Our underwriting process involves securing an adequate level of underwriting information from our policyholders, brokers and agents, and selected third-party information sources, classifying and evaluating each individual risk exposure, and pricing the risks we choose to accept.

We establish underwriting guidelines for all of our products to ensure a uniform approach to risk selection, evaluation and pricing. We determine our underwriting guidelines through the interaction of our underwriting, actuarial, claims and technical risk management and research staff. We believe that the knowledge and experience we have acquired from our long-standing presence in the specialty homeowners and residential earthquake markets and the skill and expertise of our employees are critical to the development of appropriate underwriting and pricing guidelines.

We built our underwriting and pricing guidelines into an on-line proprietary underwriting system that our brokers and agents access directly. We believe that our on-line proprietary system allows us to complete the policy application process more quickly than our competitors. Once an application is submitted, our automated platform interfaces with selected third-party information sources to quickly verify key underwriting information such as property size, number of levels, age of the structure, construction type, risk location, home replacement value and prior claims history. We utilize third-party software to geocode nearly all risk locations and Marshall & Swift/Boeck LLC’s products to estimate home values and replacement construction costs. Geocoding provides us with the latitudinal and longitudinal location of a property, which we use to assess the distance to shore for all Specialty Homeowners risks and proximity to fault lines for all Residential Earthquake risks. We regularly audit data gathered during our underwriting process to ensure more accurate exposure classifications and risk pricing.

We underwrite each risk individually and return application decisions to our brokers and agents within seconds of the submission of an online policy request. Our brokers and agents do not have any underwriting authority. We maintain a “no-exceptions” underwriting discipline, which means that if an application is declined by our proprietary automated system, we do not manually override the decision. We believe that our systems’ ease of use, speed of quotation, consistency and ability to quickly verify key underwriting information are significant competitive advantages. Additionally, our on-line platform serves as a conduit to quickly implement and distribute changes to rates, policy forms and coverage zones when needed.

We have integrated our catastrophe risk management practices within our underwriting process, which allows us to track and manage our book of business and quickly adjust our underwriting guidelines to avoid unacceptable concentrations of risk. We utilize proprietary and third-party catastrophe modeling software and financial analysis techniques to monitor and control risk aggregations and correlations within our book of business. We currently underwrite a book of Specialty Homeowners and Residential Earthquake risks that are intentionally diversified by product type, geographic distribution and loss exposure. Our Specialty Homeowners and Residential Earthquake businesses are non-correlated, in that events contributing to a loss in one line of business are unlikely to generate material losses in the other. We believe that our diversified, non-correlated book helps us to further manage catastrophe aggregations within our business.

Distribution

We distribute our Specialty Homeowners and Residential Earthquake products primarily through unaffiliated brokers and agents who receive commissions for the products they sell. We manage our distribution network to provide broad, consistent access to our target markets and individual policyholders.

Specialty Homeowners

We distribute our Specialty Homeowners products through a select group of approximately 30 national and regional wholesale surplus lines brokers who we believe can consistently produce appropriate premium volumes of attractive business. Wholesale surplus lines brokers are licensed by the states in which they operate and serve as an intermediary between non-admitted insurance carriers and retail insurance brokers and agents. Retail brokers and agents bring business to wholesale surplus lines brokers once they have received a specified number of denials to requests for coverage from admitted insurance carriers. Wholesale surplus lines brokers will then seek to place the business in the non-admitted market.

We recruit and select wholesale surplus lines brokers based on their access to retail brokers and agents, reputation in the market and willingness to work within our underwriting, risk management, servicing and reporting guidelines. We actively seek wholesale surplus lines brokers with a strong presence in our target states and additional retail distribution relationships in adjacent states. Most of our wholesale surplus lines brokers distribute our products in multiple states.

We believe our wholesale relationships provide us with greater control over and access to the retail brokers and agents who distribute our products to policyholders than is typical of most other non-admitted carriers. We control all policy, claims and retail broker and agent information directly and do not authorize our wholesale surplus lines brokers or agents to bind policies or settle claims on our behalf. The retail brokers and agents who sell our Specialty Homeowners products have electronic access, through our wholesale surplus lines brokers, to our on-line underwriting system and retain renewal rights to policies they sell.

Our subsidiary, GeoVera Specialty Services, operates as a service center for all of our wholesale surplus lines brokers other than Hull. GeoVera Specialty Services contracts with our wholesale surplus lines brokers to manage service functions, including policy issuance, the application of payments, and retail broker and agent support.

For the year ended December 31, 2006, Hull was our largest wholesale surplus lines broker and accounted for $144.5 million, or 87.0%, of our Specialty Homeowners gross premiums written. We believe that our long-standing relationship with Hull has been mutually profitable and that we are a critical source of homeowners capacity for Hull’s affiliated retail brokers and agents. Our non-exclusive relationship with Hull dates to 1996 and is governed by a contract that generally requires them to provide us with 24 months notice prior to cancellation. Our only payment obligations under the agreement are commissions based on a percentage of the premiums generated by policies sold pursuant to the agreement, which were $5.4 million for 2006. See “Risk factors.”

In April 2006, we introduced an admitted Specialty Homeowners product in Texas. We distribute this product through a combination of our existing wholesale surplus lines broker network and approximately 210 directly appointed independent retail brokers and agents.

Residential Earthquake

We distribute our Residential Earthquake products through a network of approximately 1,600 licensed independent brokers and agents, with a small amount of business sold directly to individual policyholders via call centers and through the Internet. We select brokers and agents based on their location, reputation, product and market knowledge, loss history with other insurance companies and premium production potential. For the year ended December 31, 2006, none of our independent brokers or agents accounted for more than 6% of our Residential Earthquake gross premiums written and our top ten brokers and agents accounted for only 16% of our gross premiums written.

In 2006, we entered into a non-exclusive brokerage agreement with Ivantage, a subsidiary of Allstate, to serve as a provider of residential earthquake coverage to Allstate customers in Oregon and Washington. Under the agreement, which is terminable upon 90 days’ written notice by either party, Allstate’s Ivantage agents can offer our Residential Earthquake policies to their

Oregon and Washington homeowners policyholders on an admitted basis. Our only payment obligations under the agreement are commissions based on a percentage of the premiums generated by policies sold pursuant to the agreement, which were $0.3 million for 2006. We maintain the same underwriting and risk management guidelines and controls on business written by Allstate’s Ivantage agents as we have for the remainder of our Residential Earthquake book.

In September 2006, we introduced a non-admitted Residential Earthquake product in South Carolina and the New Madrid seismic fault region. We distribute this product broadly through our existing wholesale surplus lines broker relationships and to Allstate customers in these regions through a wholesale surplus lines broker with previous ties to Allstate.

Claims management

Effective claims management is critical to optimizing our underwriting results. We believe our claims management process is cost efficient, delivers the appropriate level of service to our policyholders, brokers and agents and produces superior claims results. Our claims management philosophy emphasizes fast, fair and courteous claims handling while ensuring the accuracy and sufficiency of any payments we are contractually obligated to make. We focus on controlling claims by thoroughly investigating them, accelerating communication with policyholders and claimants and compressing the cycle time of claim resolution to control both loss and claim handling costs.

Our subsidiary, GeoVera Specialty Services, functions as our in-house claims department and manages the claims we receive on our Specialty Homeowners and Residential Earthquake policies. As of March 31, 2007, we employed 26 people within our claims department and maintained claims offices in Fairfield, California and Tallahassee, Florida. We conduct continuing education training for our employees to improve their claims handling expertise and satisfy statutory requirements in the states in which we operate. We contract with selected independent adjusting firms to perform field inspections in areas where we do not have a resident claims adjuster. All claims assigned to an independent adjusting firm are directly supervised by a GeoVera claims adjuster. Our in-house claims adjusters directly settle all non-catastrophe claims with our policyholders, including those that are assigned for inspection by an independent adjusting firm.

We employ a proprietary web-based system through which our customers, customer service representatives, brokers and agents can enter claims directly to the website, EnterAClaim.com, or EAC. We also contract with a national call center through which policyholders can report claims telephonically 24 hours a day, seven days a week. Upon receiving a call, the call center representatives enter claims information directly into EAC. EAC is an integrated application that provides us with our first notice of loss, verifies policy coverage, and automatically feeds policy and claims data to our internal claims system, INSpire. INSpire is a third-party application that we customized to allow for our claims to be processed, reviewed, tracked and resolved in an electronic, paperless environment.

We have pre-determined guidelines and procedures to manage an influx of claims in the event a catastrophe affects our Specialty Homeowners or Residential Earthquake policyholders. In the event of a catastrophe, we identify potentially affected policies using information from the National Weather Service, U.S. Geological Survey and scenario events published by third-party catastrophe loss modeling companies. We quickly identify potentially affected policies and use this information to determine what, if any, additional claims resources we may need from our selected independent adjusting firms. Our selected independent adjusting firms have contractually committed to provide us resources nationwide in the event of a catastrophe. Our claims staff is responsible for ensuring that an adequate number of independent field adjusters are assigned to a catastrophe zone and that our most severely impacted policyholders are contacted quickly.

Claims received in the normal course are also assigned to local independent adjusters through the EAC system. Once a claim has been assigned, the independent adjuster performs a field inspection and creates a record of damage. In situations where a supplemental engineering review is required, the independent adjuster, with approval from one of our claims adjusters, assigns an engineer to the claim. Our independent adjusters submit damage reports, gross loss cost estimates and recommendations to our claims staff who then directly settle claims. Our senior claims management staff is quickly notified of all claims with gross loss estimates in excess of $50,000 and will actively supervise the resolution of these claims. Specialty Homeowners policyholders who are rendered homeless by a covered loss are given immediate financial assistance in the form of an advance claim payment to cover living expenses such as temporary rent or hotel costs.

Depending on the size of an event and our expected claim volume, we may assign a GeoVera Specialty Services claims employee to serve as a Catastrophe Manager, or CAT Manager. Our CAT Managers serve as liaisons between us and our selected independent adjusting firms and are responsible for ensuring all claims are processed and resolved in a timely and appropriate manner. We grant CAT Managers settlement authority of $100,000 and they may assign settlement authority of up to $10,000 to selected independent adjusters. CAT Managers provide daily reports to our senior claims officers quickly following a catastrophe and, depending on the severity of the event, regular reports for a period thereafter.

Information technology

We have designed our systems architecture to provide useful, reliable information, while minimizing our administrative and back-office costs. We customize commercially available software to create an automated work environment and provide the infrastructure required to support our proprietary automated underwriting, catastrophe modeling and claims platforms.

Our proprietary web-based underwriting application, Quote Gateway, is accessed directly by brokers and agents and policy applicants. Once an application is submitted, our automated platform interfaces with selected third-party information sources to quickly verify key underwriting information and return application decisions within seconds. Quote Gateway’s industry standard architecture allows us to efficiently merge information gathered directly from the applicant with independently verified third-party data and apply our underwriting guidelines to deliver consistent quotes. Accepted applications are automatically entered into our INSpire policy processing system. We believe our systems’ ease of use, speed of quotation and underwriting consistency are highly valued by brokers and agents. Quote Gateway is a highly scaleable application and can support a material increase in application volume without a significant investment in personnel, technology or office space.

Our proprietary web-based claims notice of loss application, EAC, is accessed directly by brokers, agents and representatives of our contracted call center. Once a claim is submitted, EAC merges data from our policy and claims processing systems to complete the first notice of loss. EAC automatically verifies policy coverage, assigns a claim number, allocates the claims notice to a specific claims supervisor, and feeds policy and claims data to our INSpire claims processing system. The claims reporting process is typically completed within 10 minutes and provides our claimants with a claim number.

We manage our policy, producer, claims and finance systems on a single iSeries platform utilizing a customized insurance application. We purchased the original application from INSpire in 1998 and customized it to meet the needs of our business. We employ 11 in-house computer software developers who continue to enhance and maintain our web-based underwriting and claims applications as well our INSpire insurance application.

We use the data from these systems to manage our business through additional vendor applications that supplement INSpire and our proprietary front-end applications. These vendor applications include the general ledger, system change management, check scanning, statutory reporting and modeling. All of the vendor applications are licensed and maintained by us; however, the programming and control of the applications reside with the vendors.

We utilize proprietary and licensed third-party modeling software to manage our business and access additional catastrophe modeling applications through our reinsurance broker. Our staff analyzes the results of these models on our in-house system applications.

We maintain business resumption and computer disaster recovery plans that allow for the recovery of critical systems and the resumption of all material business services within 24 hours of a major business interruption. As part of this system, we have leased an off-site storage space for backup data files and documentation in Scottsdale, Arizona, which is managed by Sungard Recovery Services Inc. We back up all critical data and systems nightly and maintain copies in off-site storage. We complete disaster recovery tests annually in an off-site facility.

Reinsurance

We purchase reinsurance to protect against catastrophe losses. Reinsurance involves an insurance company transferring, or ceding, a portion of its risk to another insurer, the reinsurer. The reinsurer assumes the exposure in return for a portion of the premium. The ceding of risk to a reinsurer does not legally discharge the primary insurer from its liability for the full amount of the policies on which it obtains reinsurance. The primary insurer remains liable for the entire loss and is exposed to credit risk if the reinsurer fails to meet its obligations under the reinsurance agreement.

The amount of reinsurance we purchase may vary over time. We believe that we have adopted conservative reinsurance practices designed to ensure the protection of our surplus and minimize catastrophe risk. In formulating our reinsurance programs, we are selective in our choice of reinsurers and consider numerous factors, the most important of which are the financial stability of the reinsurer, its history of responding to claims and its overall reputation. In an effort to minimize our exposure to the insolvency of our reinsurers, we evaluate the acceptability and review the financial condition of each reinsurer annually with the guidance of our reinsurance broker. We have only entered into reinsurance agreements with reinsurers that have an A.M. Best financial strength rating of “A- (Excellent)” or better. If a reinsurer’s financial strength rating subsequently drops below an A.M. Best financial strength rating of “A- (Excellent)” or a Standard and Poor’s financial strength rating of “BBB+ (Good),” we may, at our option, replace the reinsurer or require the ceded balances be collateralized with letters of credit or trust funds.

Additionally, ceded balances to reinsurers not authorized by applicable state insurance regulatory authorities are required to be collateralized by letters of credit or trust funds. As of March 31, 2007, 100% of our paid loss recoverables were from reinsurers with financial strength ratings of “A (Excellent)” or better by A.M. Best.

We currently purchase reinsurance through a reinsurance broker. In order to replace existing reinsurance coverage, we first identify possible alternative reinsurers to provide us with the coverage we require. We do this either through our reinsurance broker or through our contacts in the direct reinsurance market, as well as through independent research. Once alternative reinsurers have been identified, we allow them to perform due diligence on our relevant insurance business. Upon completion of this due diligence process, we negotiate the terms of the applicable reinsurance coverage with the selected reinsurer.

On March 31, 2007, we had reinsurance recoverables from five reinsurers of $28.2 million on a consolidated basis. In connection with the Acquisition, USF&G, a subsidiary of Travelers, provides 100% uncapped reinsurance for all losses occurring prior to November 1, 2005 and currently accounts for 89.4% of our outstanding reinsurance receivable balance.

We utilize proprietary and third-party catastrophe modeling software to analyze the risk of catastrophe losses in our book. We measure exposure to these catastrophes in terms of probable maximum loss, which is an estimate of the amount of losses we expect to pay for any one catastrophe over a defined period of time. For example, we assess the impact that modeled 1-in-100 year and 1-in-250 year wind- and earthquake-events would have on our capital position. We purchase reinsurance coverage in excess of our modeled 100-year wind and 250-year earthquake losses, subject to a minimum retention layer. We believe that this approach adequately protects our capital base and enables us to maintain our A.M. Best “A- (Excellent)” financial strength rating, while allowing us to achieve desired return and maximum volatility thresholds. We review our retention levels each year and, depending on the availability and cost of reinsurance coverage, may choose to retain more or less of the gross premiums written by our Insurance Subsidiaries.

We currently purchase catastrophe reinsurance to cover losses from a single, industry-recognized catastrophic windstorm, earthquake or other event in excess of $75.0 million up to $350.0 million. This limit is increased to $850.0 million for earthquakes causing loss to our Residential Earthquake policies in California, Oregon and Washington. Each layer within our excess of loss reinsurance program must be reinstated one time, subject to the payment of a reinstatement premium that is based on the percentage of coverage reinstated and the original premium rates on the program. We fund 100% of our reinstatement premium obligation through our reinsurance program.

We also maintain quota share reinsurance programs through which we cede 6.5% of substantially all of our Specialty Homeowners and Residential Earthquake premiums to third-party reinsurers. These programs provide for pro rata coverage of our Specialty Homeowners and Residential Earthquake losses up to predetermined occurrence caps. These caps range from $350.0 million to $825.0 million and vary by policy. Our reinsurers pay us ceding commissions for business they assume through our quota share reinsurance programs.

We have an intercompany reinsurance agreement through which our U.S. Insurance Subsidiaries cede a negotiated percentage of their net retained liability after all third-party reinsurance to GeoVera Re on an uncapped, follow-the-fortunes basis, which requires GeoVera Re to reimburse the ceding company for payment of settled claims so long as the payment is within the terms of the reinsured policy. The agreement provided for a 50% cession of premiums earned, losses and loss adjustment expenses incurred for the period of November 1, 2005 to December 31, 2006. We increased the percentage of premiums earned, losses and loss adjustment expenses incurred ceded under the agreement to 60%, subject to regulatory approval.

Reserves

We establish and maintain reserves to cover our estimated ultimate losses under all insurance policies that we underwrite and our loss adjustment expenses relating to the investigation and settlement of policy claims. The unpaid loss and loss adjustment expenses represent our estimated ultimate costs of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. Our reserves do not represent an exact calculation of liability, rather they reflect our estimate at a given time of amounts that we expect to pay for losses that have been reported and IBNR, and the expected development of losses and loss adjustment expenses on open reported claims. Our estimates are imprecise in that, among other things, they are based on predictions of future developments and estimates of future trends in claims severity and frequency and other variable factors. Although we regularly review and update these estimates using information available to us, it is likely that the ultimate liability will vary, perhaps materially, from the estimates we have made. The establishment of new reserves or the adjustment of reserves for reported claims could result in significant upward or downward changes to our financial condition or results of operations in any particular period. If we determine that adjustments to an earlier estimate are appropriate, such adjustments are recorded in the quarter in which they are identified.

In most cases, we estimate losses and loss adjustment expenses through an evaluation of individual claims. However, for some types of claims, we initially establish case reserves equal to our average ultimate cost for that particular type of claim until more information becomes available to permit a more extensive evaluation of the individual claim.

When a claim is reported to us, our claims department completes a case-basis valuation and establishes a case reserve for the estimated amount of the ultimate payment after receiving a notice of claim and after we have sufficient information to form a judgment about the probable ultimate losses and loss adjustment expense associated with a claim. We establish case reserves for individual claims by evaluating reported claims on the basis of:

•	our knowledge of the circumstances surrounding the claim;
•	the severity of the injury or damage;
•	location of the occurrence;
•	the potential for ultimate exposure; and
•	the type of loss.

We then add to these case reserves our estimate for IBNR.

We may also use computer-based vendor and proprietary modeling systems to measure and estimate loss exposure in the determination of IBNR after catastrophic events occur. Although the loss modeling systems assist with the analysis of the underlying loss, the estimation of claims resulting from catastrophic events is inherently difficult because of the variability and uncertainty of property catastrophe claims and the unique characteristics of each loss.

To establish our IBNR estimates, we utilize our own historical information and the historical information of the Predecessor Companies as well as industry information for the class of business. We determine the amount of IBNR on the basis of this information and anticipated future conditions. We use accepted actuarial methods in establishing IBNR, identifying development factors for paid and incurred losses and loss adjustment expenses and for reported and closed claims. Our IBNR estimates are not permitted to and do not include provisions for losses from events which have yet to occur, including losses arising from future catastrophes.

The loss development triangles below show changes in our reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on the basis of U.S. GAAP. The estimate is increased or decreased as more information becomes known about the frequency and severity of losses for individual years. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate.

The first line of the loss development triangle shows, for the years indicated, our net reserve liability including the reserve for incurred but not reported losses. The first section of the table shows, by year, the re-estimates in later years of incurred losses, including payments, for the years indicated. The second section sets forth the cumulative amounts of losses and loss adjustment expenses paid as of the end of each succeeding year. The cumulative redundancy (deficiency) represents, as of the date indicated, the difference between the latest re-estimated liability and the reserves as originally estimated.

The loss development triangles below show development in loss reserves on a net basis. In the periods prior to November 1, 2005, we ceded substantially all of our premiums and losses to Travelers, and as a result had limited net losses and loss adjustment expenses. We have included gross losses and loss adjustment expenses incurred to help evaluate the performance of our operations in the periods prior to November 1, 2005.

The following table sets forth our analysis of unpaid losses and loss adjustment expense development:

	Year Ended December 31,
	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

	(Dollars in thousands)
Net liability for losses and loss adjustment expenses as originally estimated	$—	$—	$—	$22	$—	$—	$—	$60	$6	$9,950	$35,350

Cumulative amount of net losses and loss adjustment expenses paid as of:
One year later	—	—	—	—	—	—	1	3	—	6,510
Two years later	—	—	—	—	—	1	1	6	—
Three years later	—	—	—	—	1	1	1	6
Four years later	—	—	—	—	1	1	1
Five years later	—	—	—	—	1	1
Six years later	—	—	—	—	1
Seven years later	—	—	—	—
Eight years later	—	—	—
Nine years later	—	—
Ten years later	—
Net liability for losses and loss adjustment expenses reestimated:
One year later	—	—	—	—	—	—	1	3	—	8,288
Two years later	—	—	—	—	—	1	1	6	—
Three years later	—	—	—	—	1	1	1	6
Four years later	—	—	—	—	1	1	1
Five years later	—	—	—	—	1	1
Six years later	—	—	—	—	1
Seven years later	—	—	—	—
Eight years later	—	—	—
Nine years later	—	—
Ten years later	—

Net (redundancy)/deficiency	—	—	—	(22)	1	1	1	(54)	(6)	(1,662)

Unpaid losses and loss adjustment expenses	1,273	5,001	8,241	23,197	17,602	26,971	30,538	37,191	101,376	99,083	67,143
Reinsurance recoverable	1,273	5,001	8,241	23,175	17,602	26,971	30,538	37,131	101,370	89,133	31,793

Net unpaid losses and loss adjustment expenses	—	—	—	22	—	—	—	60	6	9,950	35,350

Unpaid losses and loss adjustment expenses-latest	1,133	5,149	11,426	17,041	18,251	28,428	37,031	37,621	191,784	116,811
Re-estimated recoverable-latest	1,133	5,149	11,426	17,041	18,250	28,427	37,030	37,615	191,784	108,523

Net re-estimated liability	—	—	—	—	1	1	1	6	—	8,288

Gross cumulative (redundancy)/deficiency	(140)	148	3,185	(6,156)	649	1,457	6,493	430	90,408	17,728

We are indemnified by USF&G, a subsidiary of Travelers, for all losses occurring prior to November 1, 2005. The adverse development of our gross losses and loss adjustment expenses during 2005 and 2006 primarily relates to our Specialty Homeowners line of business. Within the Specialty Homeowners line of business, the adverse development primarily relates to the hurricanes that occurred in Florida in 2004 and 2005.

During the year ended December 31, 2006, the gross loss and loss adjustment expenses for the hurricanes that occurred in Florida in 2005 increased from $27.6 million recorded in the year ended December 31, 2005 to $46.6 million, representing an increase of $19.0 million. This increase of $19.0 million was recorded in the consolidated statement of income for the year ended December 31, 2006.

During the year ended December 31, 2005, the gross losses and loss adjustment expenses incurred for the hurricanes that occurred in Florida in 2004 increased from $140.0 million recorded in the year ended December 31, 2004 to $253.9 million, representing an increase of $113.9 million. This increase of $113.9 million was recorded during 2005.

The primary drivers of the increases in the gross incurred losses and loss adjustment expenses relating to the hurricanes that occurred in Florida in 2004 and 2005 were an increase in the cost of repairs and material resulting from material and labor shortages and the resulting continued exposure of insured damaged structures to the weather for extended periods of time. Additional increases in gross losses and loss adjustment expenses relating to the hurricanes that occurred in 2004 were caused by the application of a single deductible to many of our insured locations affected by more than one storm.

Investments

Our primary investment objectives are to preserve capital and generate a stable level of investment income. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our Board of Directors determines our investment guidelines in compliance with applicable regulatory restrictions on asset type, quality and concentration. Our current investment guidelines allow us to invest in taxable and tax-exempt fixed income instruments, as well as publicly- and privately-traded preferred securities. We do not currently invest in common equity securities.

BlackRock, a third-party asset management company affiliated with Merrill Lynch & Co., one of the joint book-running managers for this offering, manages our fixed maturities investment portfolio under an investment management agreement. BlackRock has authority and discretion to buy and sell securities for us, subject to the guidelines established by our Board of Directors. Effective March 31, 2007, we amended our agreement with BlackRock to require it to obtain our approval before selling any securities that have a fair value that is less than the amortized book value at the date of the proposed sale. We may terminate our agreement with BlackRock upon 30 days’ notice.

Our investment guidelines with BlackRock include the following:

Asset allocation

A minimum of $80.0 million must be held in cash or cash equivalents.

No more than 5% of portfolio assets may be invested in the securities of any single issuer, other than U.S. Treasury or U.S. government agency debentures, pass-throughs or Real Estate Mortgage Investment Conduits.

Credit criteria

Securities must be rated investment grade or better at the time of purchase. If a fixed-income investment is subsequently downgraded below investment grade, we may only hold up to 2% of the aggregate market value of the security.

The portfolio’s average credit quality must be AA- or better at all times.

A maximum of 15% of the portfolio’s assets may be invested in securities rated lower than A-.

Money market instruments must be rated A-1 or P-1 or better at the time of purchase.

Duration	Target duration of 1.5 years within band of +/- 0.5 years of a predetermined benchmark.

Our Board of Directors periodically reviews our investment guidelines and may make changes it deems appropriate to allow us to achieve our investment objectives.

As of March 31, 2007 and December 31, 2006, the weighted average duration of our fixed maturities portfolio was 1.7 years and 1.6 years, respectively, and the average rating of the portfolio was Aaa/AAA for both periods.

The following table sets forth the fair values of various categories of our invested assets and the percentage of the total fair value of our invested assets represented by each category:

	March 31, 2007		December 31, 2006		December 31, 2005
	Fair Value	% of Total	Fair Value	% of Total	Fair Value	% of Total

	(Dollars in thousands)
U.S. Government bonds	$28,620	6.7%	$15,437	3.6%	$55,258	16.5%
State and municipal bonds	11,690	2.7%	11,727	2.7%	11,807	3.5%
Corporate bonds and notes	35,432	8.3%	34,930	8.2%	23,563	7.0%
Mortgage/asset-backed securities	219,593	51.2%	201,948	47.3%	73,480	22.0%

Fixed maturities	295,335	68.9%	264,042	61.8%	164,108	49.0%
Cash and cash equivalents	127,713	29.8%	160,780	37.7%	168,222	50.3%
Short-term securities, at fair value	3,449	0.8%	—	—	—	—
Other investments, at cost	2,330	0.5%	2,330	0.5%	2,330	0.7%

Total investment assets	$428,827	100%	$427,152	100.0%	$334,660	100.0%

As of December 31, 2006, the fair value of the mortgage-backed securities in Florida and California were 1.2% and 3.0%, respectively, of our total invested assets.

The amortized cost and fair value of our investments in fixed maturities at March 31, 2007, December 31, 2006 and December 31, 2005, summarized by stated maturities follows:

	March 31, 2007		December 31, 2006		December 31, 2005
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value

	(Dollars in thousands)
Due in one year or less	$12,788	$12,796	$13,398	$13,399	$203	$203
Due after one year through five years	47,571	47,551	33,277	33,288	71,379	71,349
Due after five years through ten years	3,639	3,670	3,639	3,652	1,122	1,126
Due after ten years	11,577	11,725	11,583	11,755	17,877	17,950
Mortgage/asset-backed securities	218,988	219,593	201,756	201,948	73,433	73,480

Total fixed maturities	$294,563	$295,335	$263,653	$264,042	$164,014	$164,108

Actual maturities may differ for some securities because borrowers have the right to call or prepay obligations with or without penalties.

Competition

We compete with a number of other companies in our selected lines of business, including major U.S. and non-U.S. insurers, regional, mutual and specialty insurance companies, underwriting agencies, diversified financial services companies and state-sponsored residual insurance markets. We compete for business on the basis of a number of factors, including price, coverages offered, customer service, relationships with brokers and agents (including ease of doing business, service provided and commission rates paid), size and financial strength ratings. Some of our competitors may have greater financial, marketing and management resources than we do. We may also be subject to additional competition in the future from new market entrants.

In our Specialty Homeowners business, we compete with state-sponsored residual insurance markets, regional and single-state insurance companies and, to a lesser extent, national homeowners insurers such as The Allstate Corporation, State Farm Mutual Automobile Insurance Company, The Travelers Companies, Inc., Nationwide Mutual Insurance Company, Liberty Mutual Holding Company Inc., Safeco Corporation and others.

In Florida, we believe our primary competitor is Citizens, a state-sponsored residual insurer formed in 2002 to provide homeowners policies to Florida residents who are unable to secure coverage in the admitted market. We believe that our customers, brokers and agents distinguish our products from Citizens’ based on the ease and speed of our underwriting process, quality of our customer service and claims handling, attractiveness of our commission structure and our financial strength. For the year ended December 31, 2006, we were the largest non-admitted homeowners insurer in Florida, as ranked by premiums written.

In Texas, we compete for certain coastal exposures principally with other non-admitted homeowners insurers such as the underwriters at Lloyd’s and with admitted insurers who write their policies in conjunction with the Texas Wind Insurance Association, or TWIA. We also underwrite admitted homeowners business in certain inland counties in Texas, where we compete with a broad group of other admitted homeowners insurers such as Safeco Corporation and Republic Companies Group, Inc.

In South Carolina, we underwrite Specialty Homeowners policies primarily in coastal counties, where we compete primarily with Lexington Insurance Company and AXIS Capital Holding Ltd., both of which operate on a non-admitted basis.

In California, state law requires all homeowners insurers to offer their homeowners policyholders a separate catastrophic residential earthquake policy with statutorily mandated deductibles, coverage limitations and other state-mandated provisions every two years. These policies are often referred to as “mini-policies.” Homeowners insurers may elect to offer mini-policies directly to their customers or they can join the California Earthquake Authority, or CEA. The CEA is a privately funded, publicly managed organization that offers California homeowners, condominium owners, mobile home owners and renters basic earthquake coverage. The CEA is funded by its member insurance companies, who upon joining may offer their homeowners policyholders a CEA policy instead of issuing a mini-policy themselves. Currently, companies that account for approximately 70% of the California homeowners insurance market on a direct premium basis participate in the CEA.

Since California homeowners insurers are required by law to offer their policyholders a residential earthquake policy every two years, either directly or through the CEA, we face direct competition for essentially all of the policies we underwrite. Our policies, however, typically provide broader coverage than the state-mandated minimum thresholds offered in a mini-policy, and we believe our policyholders distinguish our products based on breadth of coverage, in addition to price, speed of the underwriting process and quality of customer service. In addition, we have brokerage agreements with select agencies representing or owned by California homeowners insurers who do not wish to participate in the CEA or provide direct mini-policy quotes to their customers.

Other than the CEA and homeowners insurers offering state-mandated mini-policies, we believe that we currently have only two direct competitors for residential earthquake business in California: AXIS Capital Holding Ltd. and Pacific Specialty Insurance Company. We believe that the combination of our long-standing market presence, distribution relationships, customer service capabilities, product pricing, broad coverage options and financial strength distinguish us from these two competitors. For the year ended December 31, 2005, the most recent year for which data is available, we were the largest private and second largest overall provider of residential earthquake insurance in California, as ranked by premiums written.

In Oregon and Washington, homeowners insurers typically offer residential earthquake coverage as an endorsement to existing homeowners policies. As a result, we face competition for essentially all of the business we produce in these states. Some homeowners insurers in these states, such as Allstate Insurance Company, have stopped offering residential earthquake coverage to their policyholders, while others have raised deductible levels and restricted new business in certain areas. We believe that our product design and customer service capabilities compare favorably with those carriers who continue to offer residential earthquake coverage in these states.

In South Carolina and the New Madrid seismic fault region, most homeowners insurers offer earthquake coverage as an endorsement to their existing homeowner policies. We are aware of only two other insurers, certain underwriters at Lloyd’s and Pacific Insurance Company, Ltd., that underwrite stand-alone residential earthquake insurance on a non-admitted basis in the region.

Ratings

Many insurance buyers, brokers and agents use the financial strength ratings assigned by A.M. Best and other rating agencies to assist them in assessing the overall quality of the companies from which they purchase insurance. A.M. Best currently rates the financial strength of each of our Insurance Subsidiaries “A- (Excellent).” An “A- (Excellent)” financial strength rating is the fourth-highest of 16 rating categories used by A.M. Best. In evaluating a company’s financial strength, A.M. Best reviews the company’s profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its losses and loss adjustment expenses reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best’s financial strength ratings reflect its opinion of an insurance company’s operating performance, financial strength and ability to meet its obligations to policyholders. These evaluations are not directed to purchasers of an insurance company’s securities. This rating level is subject to our ability to meet A.M. Best’s expectations as to our financial performance and capitalization on an ongoing basis and is subject to revocation or revision at any time at the sole discretion of A.M. Best. We cannot ensure that our Insurance Subsidiaries will maintain their present ratings.

Employees

As of March 31, 2007, we had 156 full-time employees and three part-time employees, 133 of whom were located at our offices in Fairfield, California. None of our employees are covered by a collective bargaining agreement. We have employment agreements with certain of our senior executive officers, which are described under “Executive compensation—Narrative description of summary compensation and grants of plan-based awards—Employment agreements; termination benefits.” We believe that our employee relations are good.

Properties

Our corporate headquarters is located in Fairfield, California where we lease approximately 27,600 square feet of space at 4820 Business Center Drive and 7,000 square feet of space at 4830 Business Center Drive. We pay annual rent of approximately $675,000, adjusted annually in accordance with the lease agreement, which expires on January 15, 2010, unless we exercise our option to extend the term of the lease for a single renewal term of five years. If we exercise the option, our rent will be adjusted to reflect the fair market rental value at the time of renewal, but will not be less than the base rent in effect for the last year of the initial term. We also lease office space in Sheboygan, Wisconsin, Tallahassee, Florida and Scottsdale, Arizona. Our space in Arizona serves as the disaster recovery support site for our corporate headquarters and supports our electronic vault, which houses our data archive. We believe our space in Arizona, California, Florida and Wisconsin is adequate for our current operations.

We lease additional space in Baltimore, Maryland, although we plan to terminate the lease in 2007. Similarly, we lease a small office in St. Paul, Minnesota under a lease agreement expiring

May 31, 2007. This location was formerly our corporate compliance office, which we are in the process of relocating to our Fairfield, California location.

Legal proceedings

From time to time, we are involved in various legal proceedings in the ordinary course of business. For example, to the extent a claim asserted by a third party in a lawsuit against one of our policyholders is covered by a particular policy, we may have a duty to defend that policyholder against the claim. These claims may relate to bodily injury, property damage or other compensable injuries as set forth in the policy. Thus, when such a lawsuit is submitted to us, in accordance with our contractual duty we appoint counsel to represent any covered policyholders named as defendants in the lawsuit. In addition, from time to time we may take a coverage position (e.g., denying coverage) on a submitted property or liability claim with which the policyholder disagrees. In such cases, the policyholder may sue us for a declaration of its rights under the policy or for monetary damages, or we may institute a lawsuit against the policyholder requesting a court to confirm our position. We do not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material adverse effect on our business, financial condition or results of operations.

As with any active business, we may be involved from time to time in litigation involving non-policyholders, such as vendors or other third-parties with whom we have entered into contracts and out of which disputes have arisen, or litigation arising from employment-related matters, such as actions by employees claiming unlawful treatment or improper termination. There are no material suits of these types presently pending against us.

Regulation

General

The business of insurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another.

United States

GeoVera Holdings has three operating insurance subsidiaries domiciled in California: GeoVera Insurance, GeoVera Specialty and Pacific Select Property.

U.S. insurance holding company regulation of GeoVera Holdings

GeoVera Holdings, as the indirect parent of our U.S. Insurance Subsidiaries, and each of our U.S. Insurance Subsidiaries is subject to California laws relating to insurance holding companies. These laws generally require GeoVera Holdings and each of our U.S. Insurance Subsidiaries to register with the California Department of Insurance and to furnish annually financial and other information about their operations. Generally, all transactions among affiliated companies in the holding company system to which any of our U.S. Insurance Subsidiaries is a party, including sales, loans, reinsurance agreements and service agreements must be fair and, if material or of a specified category, require prior notice and approval or absence of disapproval by the California Department of Insurance.

State insurance regulation

State insurance authorities have broad regulatory powers with respect to various aspects of the business of U.S. insurance companies, including but not limited to licensing to transact admitted business or determining eligibility to underwrite surplus lines business, accreditation of reinsurers, admittance of assets to statutory surplus, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, regulating investments and dividends, approving policy forms and related materials in certain instances and approving premium rates in certain instances. State insurance laws and regulations require our U.S. Insurance Subsidiaries to file financial statements with the California Department of Insurance and insurance departments everywhere they are licensed or eligible or accredited to conduct insurance business, and their operations are subject to review by those departments of insurance at any time. Our U.S. Insurance Subsidiaries prepare statutory financial statements in accordance with statutory accounting principles, or SAP, and procedures prescribed or permitted by the California Department of Insurance. State insurance departments also conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years, although market conduct examinations may take place at any time. These examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the NAIC. In addition, admitted insurers are subject to targeted market conduct examinations involving specific insurers by state insurance regulators in the state in which the insurer is admitted.

Florida enacted legislation on January 25, 2007 that provides for a number of residential property insurance market reforms. The legislation mandates reductions in premiums charged by admitted insurance carriers beginning in mid-2007 and provides such admitted insurers with expanded and less expensive hurricane reinsurance through the state-established Florida Hurricane Catastrophe Fund, or the FHCF. Insurance companies that purchase reinsurance from the FHCF will be required to submit a rate filing with the Florida Office of Insurance Regulation that factors assumed savings and reductions in loss exposure resulting from the reforms to the FHCF into a revised rate plan. Additionally, effective January 1, 2008, the legislation requires that national insurers underwriting personal automobile insurance in Florida and residential property insurance in other states also offer residential property insurance in Florida.

The legislation also mandates changes to Citizens, a state-sponsored residual insurer that has in the past been considered the “insurer of last resort” for hurricane-exposed properties in Florida. The legislation, among other matters, resets Citizens’ rates to the levels prevailing as of December 31, 2006, removes the requirement that Citizens charge rates higher than admitted market insurers and allows Citizens to offer multi-peril policies, rather than wind-only policies, in certain high-risk areas.

In addition to the January 25, 2007 legislative action, the Florida Office of Insurance Regulation issued an emergency rule on January 30, 2007 that (i) froze admitted market residential property insurance rates as of January 25, 2007, (ii) prohibited admitted residential property insurers from making any form of filings that reduce coverage to existing policyholders and (iii) prohibited the cancellation or non-renewal of personal residential insurance policies by admitted insurers until after required rate reduction filings are made under the January 25, 2007 legislation. These measures and other reforms contained in the legislation, either individually or in the aggregate, could increase our competition in Florida by introducing new insurers into the market or by improving the competitive position of Citizens and other existing carriers in the market. Additionally, decreased rates offered by our competitors as a result of such legislation could prompt us and other non-admitted insurers to reduce our rates in Florida to remain competitive.

Changes of control

Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the domestic insurer is domiciled, such as California for our U.S. Insurance Subsidiaries. Prior to granting approval of an application to acquire control of a California-domiciled insurer, the California Insurance Commissioner will consider factors such as the financial strength of the proposed acquiror, the integrity of the acquiror’s board of directors and executive officers, the acquiror’s plans for the management of the domestic insurer, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Applicable California law provides that “control” over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the domestic insurer or any person controlling the domestic insurer. Because a person acquiring 10% or more of our common shares would indirectly control the same percentage of the stock of our U.S. Insurance Subsidiaries, the insurance change of control laws of California would likely apply to such a transaction. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of GeoVera Holdings, including through transactions, and, in particular, unsolicited transactions, that some or all of the shareholders of GeoVera Holdings might consider to be desirable.

State dividend limitations

California law limits the aggregate amount of dividends and other distributions our U.S. Insurance Subsidiaries may pay to us in any 12-month period without advance regulatory notice and, in some cases, regulatory approval. In addition, our U.S. Insurance Subsidiaries may pay dividends only from their respective statutory earned surplus, which are unassigned funds as required to be reported on each such subsidiary’s respective annual statutory financial statement. An insurer desiring to pay a dividend or other distribution to its shareholders must notify the California Department of Insurance within five business days following the declaration of the dividend or distribution. Any failure to complete and file the required notification with the California Department of Insurance could result in a fine or other penalty. There is a mandatory 10 business-day waiting period before the insurer can pay a dividend to its shareholders once the insurer has filed the required notice of declaration.

In addition to the notice requirements discussed above, an insurer must obtain the approval of the California Department of Insurance before it can pay any “extraordinary dividends.” Under the applicable statutes, an extraordinary dividend is defined as any dividend or distribution which, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (1) 10 percent of the insurer’s policyholders’ surplus as of December 31 of the preceding year, or (2) 100% of the insurer’s net income for the 12-month period ending December 31 of the preceding year. The insurer may not pay an extraordinary dividend or make an extraordinary distribution until 30 days after the California Commissioner of Insurance has received notice of the declaration of the proposed dividend or distribution and the Commissioner has either approved the payment or has not, within the 30-day period, disapproved the payment.

The dividend limitations imposed by California law are based on the statutory financial results of our respective U.S. Insurance Subsidiaries; such results are determined by using statutory accounting practices that differ in various respects from accounting principles used in financial statements prepared in conformity with U.S. GAAP. See “—Statutory accounting principles.” Key differences relate to, among other items, deferred acquisition costs, limitations on deferred income taxes, required investment reserves and reserve calculation assumptions.

For 2007, the maximum aggregate amount of dividends or other distributions that our U.S. Insurance Subsidiaries can pay to us under applicable laws and regulations without obtaining prior regulatory approval is approximately $12.4 million. The policyholders’ surplus of our U.S. Insurance Subsidiaries following any dividends or distributions to their shareholders must remain both reasonable in relation to their outstanding liabilities and adequate for their financial needs.

Earthquake insurance

Under California law, the named policyholder under a policy of “residential property insurance” must be offered earthquake coverage which provides for certain statutorily mandated deductibles, coverage limitations and other provisions. Applicable California law defines residential property insurance as an insurance policy which insures individually owned residential structures of not more than four units, individually owned condominium units, individually owned mobile homes, and their contents, which are located in California and used exclusively for residential purposes. Insurers in California must provide a quote for earthquake insurance upon initial issuance of a residential property insurance policy and biennially thereafter. The insurer may satisfy its obligation by (i) underwriting the risk directly, (ii) arranging for the coverage to be provided by an affiliated insurer, (iii) arranging for an insurance agent or broker to offer the coverage through a non-affiliated insurer or (iv) participating in the CEA. Currently, companies that account for approximately 70% of residential property insurance in California, as measured by direct premiums written, satisfy their obligations through participation in the CEA.

Statutory accounting principles

SAP is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer’s surplus. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.

U.S. GAAP is concerned with a company’s solvency, but it is also concerned with other financial measurements, such as income and cash flows. Accordingly, U.S. GAAP gives more consideration to appropriate matching of revenue and expenses. As a direct result, different assets and liabilities and different amounts of assets and liabilities are reflected in financial statements prepared in accordance with U.S. GAAP than financial statements prepared in accordance with SAP.

Statutory accounting practices established by the NAIC and adopted in part by the California Department of Insurance determine, among other things, the statutory surplus and statutory net income of our U.S. Insurance Subsidiaries and thus determine, in part, the amount of funds these subsidiaries have available to pay dividends or other distributions.

Risk-based capital regulations

California requires that each domestic insurer report its risk-based capital based on a formula calculated by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. The California Commissioner of Insurance uses this formula as an early warning tool to identify possibly inadequately capitalized insurers for purposes of initiating regulatory action, and not as a means to rank insurers generally. State insurance laws impose broad confidentiality requirements on those engaged in the insurance business (including insurers, general agencies, brokers and others) and on state insurance departments as to the use and publication of risk-based capital data. The respective state insurance regulators have explicit regulatory authority to require various actions by, or to take various actions against, insurers whose total adjusted capital does not exceed certain risk-based capital levels. As of December 31, 2006, the total adjusted capital of each of our U.S. Insurance Subsidiaries was in excess of its prescribed risk-based capital requirements.

Insurance regulatory information system ratios

The NAIC assists individual state insurance departments in coordinating the regulation of U.S. insurance companies. The NAIC Insurance Regulatory Information System, or IRIS, was developed by a committee of the NAIC and is intended primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies 13 industry ratios and specifies “usual values” for each ratio. Departure from the usual values of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer’s business. Insurers that report four or more ratios that fall outside the range of usual values are often targeted for regulatory review.

Each of the IRIS ratios for the year ended December 31, 2006 for GeoVera Insurance and Pacific Select Property were within the range of “usual values.” GeoVera Specialty’s IRIS ratio of liabilities to liquid assets and gross agent balances to policyholders surplus were outside the range of “usual values.”

We have not received any communication from state insurance departments regarding these IRIS ratios.

Mandatory shared market mechanisms

As a condition of our U.S. Insurance Subsidiaries’ licenses to do business on an admitted basis in certain jurisdictions, including their domicile of California, they are required to participate in mandatory shared market mechanisms. Each jurisdiction dictates the types of insurance and the level of coverage that must be provided. California, for example, requires all insurers licensed to underwrite and engage in the underwriting of basic property insurance, or any component thereof in homeowners or other dwelling multi-peril policies, on a direct basis within the state, to participate in an industry placement facility, the California FAIR Plan Association, or FAIR Plan. The FAIR Plan provides for the equitable apportionment among such insurers of basic property insurance for persons who are unable to procure such insurance through normal channels from an admitted insurer or wholesale surplus lines broker. Each insurer participating in the FAIR Plan must participate in the underwritings, expenses, profits and losses of the FAIR Plan in the proportion that its premiums for a certain period bear to the aggregate premiums written by all insurers participating in the FAIR Plan, subject to certain exclusions and relief from liability as provided under the FAIR Plan. Underwriting results related to mandatory shared market mechanisms such as the FAIR Plan are typically adverse.

Guaranty associations and similar arrangements

Certain of the jurisdictions in which our U.S. Insurance Subsidiaries are admitted to transact business, including their domicile of California, require property and casualty insurers doing business within that jurisdiction to participate in guaranty associations. These organizations are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through a full or partial premium tax offset or in limited circumstances by surcharging policyholders.

Proposed legislation

On September 27, 2006, the U.S. House of Representatives approved by a vote of 417-0 the Nonadmitted and Reinsurance Reform Act, or NRRA, H.R. 5637. The NRRA is intended to reduce overlap by states in the regulation of non-admitted insurers and financial review and supervision of reinsurers. Among other things, the NRRA will (1) make a ceding company’s domiciliary state the sole regulator for purposes of determining financial statement credit for ceded reinsurance, (2) limit a state’s ability to apply laws in an extraterritorial manner and (3) establish uniform standards with respect to regulation of reinsurer solvency, non-admitted insurance premium tax collection and allocation and eligibility of surplus lines insurers. The U.S. Senate has not yet acted on the NRRA and it is unclear whether the Senate will take any action in 2007.

In addition, in September 2006, the U.S. House of Representatives commenced discussions on potential legislation to address the insurance of catastrophic risks. Specifically, the Capital Markets Subcommittee of the House Financial Services Committee heard testimony on the topic “Stabilizing Insurance Markets for Coastal Customers.” Representatives of the insurance and reinsurance markets provided testimony on the availability and affordability of insurance in potential catastrophe zones, including California and Florida. Various proposals to address the existing market dislocation were offered by industry and government representatives, including changes to land use planning and development and the creation of additional insurance and reinsurance capacity through changes in state and federal tax policy. No formal legislative changes were put forth and the hearing revealed a lack of consensus on whether the insurance of catastrophic risks is best addressed through private markets, government action or a combination of both. It is unclear whether any legislation will be enacted on this issue prior to the start of the 2007 hurricane season or what the contents of that legislation or the effects on our business might be.

Operations of GeoVera Re

The insurance laws of each state in the United States and many other countries regulate or prohibit the sale of insurance and reinsurance within their jurisdictions by insurers and reinsurers that are not admitted to do business within such jurisdictions. GeoVera Re is not admitted to do business in the United States. We do not intend for GeoVera Re to maintain offices or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction in the United States where the conduct of such activities would require GeoVera Re to be admitted or authorized. As a reinsurer that is not licensed, accredited or approved in any state in the United States, GeoVera Re is required to post collateral security with respect to reinsurance liabilities it assumes from our U.S. Insurance Subsidiaries, as well as other U.S. ceding companies. The posting of collateral security is generally required in order for U.S. ceding companies to obtain credit on their U.S. statutory financial statements with respect to reinsurance liabilities ceded to unlicensed or unaccredited reinsurers. Under applicable U.S. “credit for reinsurance” statutory financial requirements, the security arrangements generally may be in the form of letters of credit, reinsurance trusts maintained by third-party trustees or funds-withheld arrangements whereby the ceded premium is held by the ceding company. If “credit for reinsurance” laws or regulations are made more stringent in California or any other applicable state where we do business, our business operations and those of GeoVera Re could be materially adversely affected.

Bermuda insurance regulation

The Insurance Act of Bermuda regulates the insurance business of GeoVera Re and provides that no person may carry on any insurance or reinsurance business in or from within Bermuda unless registered as an insurer by the BMA under the Insurance Act. GeoVera Re is registered as a Class 3 insurer by the BMA. GeoVera Re’s continued registration as an insurer is subject to compliance with the terms of its registration and such other conditions as the BMA may impose from time to time.

The Insurance Act also imposes solvency and liquidity standards, as well as auditing and reporting requirements, on registered insurance companies. Certain significant aspects of the Insurance Act are set forth below.

Classification of insurers

The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation. GeoVera Re, which is incorporated to carry on general insurance and reinsurance business, is registered as a Class 3 insurer in Bermuda.

GeoVera Re is not licensed to conduct long-term business. Long-term business broadly includes life insurance and disability insurance with terms in excess of five years. General business broadly includes all types of insurance that is not long-term business.

Cancellation of insurer’s registration

An insurer’s registration may be canceled by the BMA on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or if, in the opinion of the BMA, the insurer has not been carrying on business in accordance with sound insurance principles.

Principal representative

An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, GeoVera Re’s principal office is The Armoury Building, 37 Reid Street, Hamilton, Bermuda, and GeoVera Re’s principal representative is Horseshoe Management Ltd.

Independent approved auditor

Every registered insurer must appoint an independent auditor, approved by the BMA, who will audit and report annually on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of GeoVera Re, are required to be filed annually with the BMA. GeoVera Re’s approved independent auditor is KPMG, Bermuda.

Loss reserve specialist

As a registered Class 3 insurer, GeoVera Re is required to submit an opinion of its approved loss reserve specialist with its statutory financial return in respect of its losses and loss expenses provisions. The loss reserve specialist will normally be a qualified casualty actuary and must be approved by the BMA.

Statutory financial statements

GeoVera Re is required to file with the BMA a statutory financial return no later than four months after its financial year end, unless specifically extended upon application to the BMA. The statutory financial return for a Class 3 insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of the insurer, solvency certificates, a declaration of statutory ratios, the opinion of the loss reserve specialist and the statutory financial statements themselves.

The Insurance Act prescribes rules for the preparation and substance of these statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). GeoVera Re is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. GAAP and are distinct from the financial statements prepared for presentation to GeoVera Re’s shareholders and under the Companies Act, which financial statements, in the case of GeoVera Re, will be prepared in accordance with U.S. GAAP.

Minimum solvency margin, restrictions on dividends and distributions, and minimum liquidity ratio

Under the Insurance Act, the value of the general business assets of a Class 3 insurer, such as GeoVera Re, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin.

Additionally, under the Companies Act, GeoVera Re may only declare or pay a dividend or make a distribution out of contributed surplus if it has no reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets are not currently, and would not after the payment be, less than the aggregate of its liabilities and its issued share capital and share premium accounts. The Companies Act also regulates and restricts the reduction and return of capital and paid-in share premium, including repurchase and redemption of shares, and imposes minimum issued and outstanding share capital requirements.

The Insurance Act provides a minimum liquidity ratio for general business insurers, such as GeoVera Re. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities, as such terms are defined in the Insurance Act and its related regulations.

GeoVera Re is required to maintain the prescribed minimum solvency margin and liquidity ratio and will be prohibited from declaring or paying dividends that would result in noncompliance with such requirements.

Supervision, investigation and intervention

The BMA may appoint an inspector with extensive powers to investigate the affairs of a registered insurer if the BMA believes that such an investigation is in the best interests of the insurer’s policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, the inspector may direct an insurer to produce documents or information relating to matters connected with its business.

If it appears to the BMA that there is a risk of an insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct the insurer (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase its liabilities, (3) not to make certain investments, (4) to realise certain investments, (5) to maintain or transfer to the custody of a specified bank certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (7) to limit its premium income.

Disclosure of information

In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer, or certain other persons, to be furnished to it.

Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda, subject to various restrictions. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

Under the Companies Act, the Bermuda Minister of Finance has been given powers to aid a foreign regulatory authority which has requested assistance in connection with enquiries being carried out by it in the performance of its regulatory functions.

Notification by shareholder controller of new or increased control

Any person who, directly or indirectly, becomes a holder of at least 10 percent, 20 percent, 33 percent or 50 percent of our common shares must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to such a person if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce its holding of common shares in us and direct, among other things, that voting rights attaching to the common shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.

Certain other Bermuda law considerations

GeoVera Re must comply with the provisions of the Companies Act regulating the payment of dividends and making of distributions from contributed surplus.

Although GeoVera Re is incorporated in Bermuda, it is classified as a non-resident of Bermuda for exchange control purposes by the BMA. Pursuant to its non-resident status, GeoVera Re may engage in transactions in currencies other than Bermuda dollars. There are no restrictions on its ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda or to pay dividends to U.S. residents that are holders of its common shares.

Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an exempted company, GeoVera Re may not, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business transactions, including transactions involving Bermuda landholding rights and the carrying on of business of any kind for which it is not licensed in Bermuda.

Special considerations apply to our Bermuda operations. Under Bermuda law, non-Bermudians, other than spouses of Bermudians and individuals holding permanent resident certificates or working resident certificates, are not permitted to engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda government. A work permit is granted or extended only if an employer can show that, after a proper public advertisement, no Bermudian, spouse of a Bermudian or individual holding a permanent resident certificate is available who meets the minimum standards for the relevant position. The Bermuda government has announced a policy that places a six-year term limit on individuals with work permits, subject to specified exemptions for persons deemed key employees. We do not currently have any Bermuda-based employees, but we may in the future.

Management

The following table sets forth information about our directors, executive officers and key employees immediately upon completion of this offering:

Name	Age	Position Held

David Lowe	47	Chairman of the Board of Directors

Kevin Nish	52	President, Chief Executive Officer and Director

Karen Padovese	48	Senior Vice President, Insurance Operations

Brian Sheekey	45	Senior Vice President and Chief Financial Officer

Michael Zukerman	47	Senior Vice President and General Counsel

Rajat Duggal	37	Director

Martin Feinstein	58	Director

Mary Hennessy	54	Director

John MacColl	58	Director

Anupam Mishra	31	Director

David Tunnell	36	Director

Nesrin Basoz(1)	38	Vice President, Risk Management and Research

(1)	A key employee who is not an executive officer or a named executive officer.

Executive officers and directors

David Lowe.    Mr. Lowe has served as Chairman of our Board of Directors since November 2005. Mr. Lowe has been Vice Chairman of Friedman Fleischer & Lowe, LLC, a private equity investment firm, since it was founded in 1998. Prior to this, he served as Chief Executive Officer and Chairman of the Board of ADAC Laboratories, a medical diagnostic imaging company. Previously, he worked as a consultant at Bain & Company. He is currently Chairman of the Board of Guardian Home Care Holdings, Inc. and Advanced Career Technologies, Inc. and a director of VIP Sales Holding Corp., Kool Smiles Holding Corp. and Korn/Ferry International. Mr. Lowe received a B.A. from the University of California, Davis, and an M.B.A. from the Stanford Graduate School of Business.

Kevin Nish.    Mr. Nish has served as our President and Chief Executive Officer and as a Director since November 2005. Mr. Nish has been responsible for managing our business since its formation as a division of USF&G in 1993, first as Vice President of USF&G and later as a Senior Vice President of Travelers. Mr. Nish has over 28 years of experience in the engineering and insurance industries. Prior to joining USF&G, Mr. Nish was employed by Kemper Insurance Company and Fireman’s Fund Insurance Company where he established the Commercial Superior Protected Risk Division in 1990. Mr. Nish received a B.S. in Engineering from the University of California, Los Angeles.

Karen Padovese.    Ms. Padovese has served as our Senior Vice President, Insurance Operations since February 2007. Ms. Padovese served as our Chief Operating Officer from November 2005 to February 2007. Prior to November 2005, Ms. Padovese was the President of Personal Lines,

CATRisk division since she joined USF&G in 1997. Ms. Padovese has 26 years of experience in the insurance industry. Previously, Ms. Padovese was employed by Fireman’s Fund Insurance Company where she worked for seventeen years managing multi-line commercial areas. Ms. Padovese received a B.S. in Business Finance from Sacramento State University.

Brian Sheekey.    Mr. Sheekey has served as our Senior Vice President and Chief Financial Officer since March 2006. Mr. Sheekey has 23 years of experience in the insurance industry. Prior to joining us, Mr. Sheekey was Chief Financial Officer of Tower Hill Insurance Group, Inc., a Florida-based homeowners insurer, from 1998 to March 2006. From 1996 to 1998, Mr. Sheekey was the Vice President and Controller for Integon Corporation, a publicly traded personal lines insurance company. Prior to that, Mr. Sheekey held various positions at RISCorp, Inc., a workers compensation specialty insurer, from 1991 to 1996. Prior to that, Mr. Sheekey was employed in a variety of roles at KPMG LLP from 1983 to 1990, most recently as a Senior Audit Manager. Mr. Sheekey received a B.S. in Accounting from St. John’s University.

Michael Zukerman.    Mr. Zukerman has served as our Senior Vice President and General Counsel since October 2006. From June 2001 to September 2006, he was Executive Vice President, General Counsel and Secretary at Critical Path, Inc., an e-mail and messaging services provider. From July 1999 to June 2001, he was Vice President of Business Development for Driveway Corporation, a provider of web-based file storage services. Prior to that, Mr. Zukerman was Senior Vice President of Business Development, General Counsel and Secretary at Sega.com, Inc. from October 1996 to June 1999. From 1989 to October 1996, Mr. Zukerman was Vice President and General Counsel at Netopia, Inc. Prior to that, Mr. Zukerman was an attorney with Brobeck, Phleger & Harrison LLP. Mr. Zukerman received a B.A. from the University of California, Berkeley and a J.D. from American University, Washington College of Law.

Rajat Duggal.    Mr. Duggal has served as a member of our Board of Directors since January 2007. Mr. Duggal also serves as a Managing Director of Friedman Fleischer & Lowe, LLC, a private equity investment firm, which he joined in 2000. Previously, Mr. Duggal was employed by Bain Capital, Kirkland & Ellis and Deloitte & Touche. He is currently on the board of directors of VIP Sales Holding Corp., Kool Smiles Holding Corp., JonesTrading Institutional Services LLC and Guardian Home Care Holdings, Inc. Mr. Duggal received a B.S. in Accounting from Indiana University and a J.D. from Yale Law School.

Martin Feinstein.    Mr. Feinstein was elected to become a member of our Board of Directors in May 2007. Mr. Feinstein also serves as a director and audit committee member of Reynolds American Inc. and is a director of Clear Technology, Inc. He was the Chairman of Farmers Group, Inc. and Farmers New World Life Insurance Company from 1997 until July 2005, when he retired, and served as the Chief Executive Officer of Farmers Group, Inc. from 1997 to April 2005 and as its President and Chief Operating Officer from 1995 to 1996. Mr. Feinstein holds a B.S. from California State University at Los Angeles.

Mary Hennessy.    Ms. Hennessy has served as a member of our Board of Directors since January 2007. Ms. Hennessy has also been an independent consultant specializing in insurance and reinsurance strategy and operations to various companies since 2002. Ms. Hennessy also serves as a director and audit committee member, and a member of the corporate governance committee of Bristol West Holdings and Security Capital Assurance. From January 2000 to April 2002 Ms. Hennessy served as Chief Executive Officer and President of Overseas Partners, Ltd. and was a member of its board of directors. Ms. Hennessy holds an A.B. in Mathematics from College of St. Elizabeth, and is a Fellow of the Casualty Actuarial Society.

John MacColl.    Mr. MacColl has served as a member of our Board of Directors since February 2007. Mr. MacColl also serves as Executive Vice President and Chief Legal and Risk Officer of FTI Consulting, Inc., a litigation, corporate finance and economic consulting company. Previously, Mr. MacColl was Vice Chairman and General Counsel of the St. Paul Companies from May 2002 to April 2004 and subsequently in the same role at Travelers until April 2005, and he served on the St. Paul Companies’ board of directors from May 2002 to April 2004. Mr. MacColl holds a B.A. from Princeton University and earned a J.D. from Georgetown Law Center.

Anupam Mishra.    Mr. Mishra has served as a member of our Board of Directors since January 2007. Mr. Mishra is a Principal of Hellman & Friedman LLC, a private equity investment firm, which he joined in August 2004. Previously, Mr. Mishra was employed by Bain Capital, Nextset Software Inc. and The Boston Consulting Group. Mr. Mishra is a director of Intergraph Corporation. Mr. Mishra graduated from Harvard College and earned an M.B.A. from Harvard Business School.

David Tunnell.    Mr. Tunnell has served as a member of our Board of Directors since November 2005. Mr. Tunnell is a Managing Director of Hellman & Friedman LLC, a private equity investment firm, which he joined in 1994. Previously, Mr. Tunnell was employed by Lazard Frères & Co. Mr. Tunnell is Chairman of the Board of Activant Solutions, Inc. and Vertafore, Inc. and a director of Intergraph Corporation and PARIS RE Holdings Limited. Mr. Tunnell graduated from Harvard College and earned an M.B.A. from Harvard Business School.

Key employee

Nesrin Basoz.    Dr. Basoz has served as our Vice President, Risk Management and Research since November 2005. Dr. Basoz has nine years of experience in the insurance industry. From February 1997 to May 2001, Dr. Basoz worked for K2 Technologies, Inc., a wholly owned subsidiary of Benfield Blanch, where she led projects for the development of Catalyst, a catastrophe modeling application. Dr. Basoz received a B.S. in Civil Engineering and a M.S. in Structural Engineering from the Middle East Technical University in Ankara, Turkey and a PhD in Civil Engineering from Stanford University.

Our board of directors

The Board of Directors is responsible for the management of the overall affairs of GeoVera Group. To assist it in carrying out its duties, the Board of Directors may delegate certain of its powers to its executive officers. Our bye-laws provide that unless otherwise fixed by the Board of Directors, a majority of the directors will be required to constitute a quorum for the transaction of business.

Composition of our board of directors and director independence

Our Board of Directors is currently comprised of eight members. Our Board of Directors has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our Board of Directors determined that David Lowe, Rajat Duggal, Martin Feinstein, Mary Hennessy, Anupam Mishra and David Tunnell, representing six of our eight directors, are “independent directors” as defined under the rules of the NASD, constituting a majority of independent directors of our Board of Directors as required by the rules of the NASD.

Our bye-laws provide that the Board of Directors shall consist of not less than two or more than 12 directors. Our directors hold office until the next annual meeting or until their successors are duly elected and qualified, and the appointment or removal of a director requires the simple majority of votes cast in person or in proxy at the shareholders meeting at which the proposal is put forward. Our executive officers are appointed by our Board of Directors and hold office until their successors are duly appointed and qualified.

Committees of the board of directors

Our Board of Directors has the authority to appoint committees to perform certain management and administrative functions. The composition of our board committees will comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq Global Market rules.

Audit committee

The Audit Committee of our Board of Directors is composed of Mary Hennessy, Martin Feinstein and John MacColl. Mary Hennessy, the Chair of our Audit Committee, is a financial expert and both Mary Hennessy and Martin Feinstein are independent within the meaning of the Sarbanes-Oxley Act and the Nasdaq Global Market rules. We intend to replace the third member of our Audit Committee with another individual who qualifies as independent within the time period specified in the Nasdaq Global Market’s transition rules applicable to companies completing an initial public offering.

Our Audit Committee will assist our Board of Directors in fulfilling its responsibilities for general oversight of the integrity of our consolidated financial statements, compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors, and risk assessment and risk management. Among other things, our Audit Committee will:

•	prepare the audit committee report for inclusion in the annual proxy statement, annually review the audit committee charter and its performance;

•	appoint, evaluate, determine the compensation of and, where applicable, replace our independent auditors;

•	review and approve the scope of the annual audit, permissible non-audit services, the audit fee and the financial statements;

•

review disclosure controls and procedures, internal controls, internal audit function and corporate policies with respect to financial information; oversee investigations into complaints concerning financial matters; and

•	review other risks that may have a significant impact on our financial statements.

Our Audit Committee will be expected to work closely with management as well as our independent auditors. Our Audit Committee will have the authority to obtain advice and assistance from, and receive appropriate funding for, outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

Our Board of Directors has adopted a written charter for our Audit Committee that complies with the applicable standards of the SEC and the Nasdaq Global Market rules. Our Audit

Committee will meet regularly. When the external auditors are in attendance at the Board of Directors meetings, our Audit Committee has the opportunity to meet privately with the auditors in the absence of management.

Compensation committee

Our Compensation Committee is composed of David Lowe and David Tunnell. The Compensation Committee assists the Board in matters relating to compensation of our Chief Executive Officer, executive officers and other matters of non-executive officer compensation that are subject to Board approval. The Compensation Committee will also prepare the report on executive officer compensation required to be included in our annual proxy statement or Annual Report on form 10-K, in accordance with applicable rules and regulations. The duties and responsibilities of the Compensation Committee are set forth in the committee’s charter.

Compensation committee interlocks and insider participation

Neither of the members of our Compensation Committee at any time has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee. Our full Board of Directors made all compensation decisions prior to the creation of our Compensation Committee in February 2007.

Code of ethics

Our Board of Directors has adopted a Code of Ethics applicable to all of the employees, officers, directors and consultants of GeoVera Group and its subsidiaries. See “Certain relationships and related-party transactions—Review, approval or ratification of transactions with related parties.”

Compensation discussion and analysis

Compensation objectives

We refer to our President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, Senior Vice President, Insurance Operations and Senior Vice President and General Counsel as our named executive officers. For all of our named executive officers our incentive compensation is intended to be performance-based. Our Compensation Committee believes that compensation paid to executive officers should be closely aligned with our performance on both a short-term and long-term basis to create value for shareholders, and that such compensation should assist us in attracting and retaining key executives critical to our long-term success.

In establishing compensation for our named executive officers, the following are the Compensation Committee’s objectives:

•	Attract and retain individuals of superior ability and managerial talent;

•	Ensure officer compensation is aligned with our corporate strategies, business objectives and the short-term and long-term interests of our shareholders; and

•

Enhance the officers’ incentive to maximize shareholder value by providing a portion of total compensation for executive officers in the form of direct ownership in us through restricted shares and other equity incentives.

To achieve these objectives, our overall compensation program aims to pay our named executive officers competitively, consistent with our success and their contribution to that success. To accomplish this we rely on programs that provide compensation in the form of both cash and equity. We have not adopted any formal guidelines for benchmarking the total compensation or the individual elements of the compensation payable to our named executive officers, allocating such compensation between short-term and long-term compensation or allocating such compensation between cash and equity. Instead, the Compensation Committee has determined such matters based on general knowledge of salary levels and trends in our geographic location and for our industry, and on its determination of the appropriate balance between providing short-term incentives and long-term parallel investment with shareholders to align the interests of management with shareholders. In addition, as discussed below, the compensation payable to our named executive officers has been negotiated with them at the time they commenced their employment with us and is subject to the terms of our employment agreements with them.

Once we become a publicly held company, the Compensation Committee may retain the services of third-party executive compensation specialists from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies and may consider adopting formal compensation policies and more objective measures for evaluating the performance of our named executive officers and other employees in the future.

Determination of compensation awards

The Compensation Committee has the primary authority to determine and recommend to our Board of Directors the compensation awards available to our named executive officers, subject to the terms of their employment agreements. To aid the Compensation Committee in making its determinations, the Compensation Committee plans to adopt a policy requiring the Chief

Executive Officer to provide recommendations annually to the Compensation Committee regarding the compensation of all executive officers, excluding himself. Each such named executive officer, in turn, will be required to participate in an annual performance review with the Chief Executive Officer to provide input about their contributions to our business for the period being assessed.

The Compensation Committee and the Board of Directors have the sole authority to determine the Chief Executive Officer’s compensation, subject to the terms of his employment agreement with us. The performance of our Chief Executive Officer is reviewed annually by the Compensation Committee.

Compensation benchmarking and peer group

We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. However, we and the Compensation Committee plan to conduct annual reviews of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. In addition, the Compensation Committee intends to take into account input from other independent members of the Board of Directors and publicly available data relating to the compensation practices and policies of other companies within and outside our industry. The Compensation Committee has not yet determined, however, the companies that will comprise this peer group. The Compensation Committee plans to determine the named executive officers’ compensation based on this information and based on its views of our business and objectives. Actual pay for each named executive officer is expected to be determined around this structure and driven by the Compensation Committee’s assessment of the performance of the executive over time as it relates to our performance in attaining our business objectives.

Elements of compensation

General

We negotiated the compensation payable to the named executive officers with them at the time they commenced their employment with us, and this compensation is subject to the terms of our employment agreements with them.

We view the components of compensation as related but distinct. Although we review total compensation of our executive officers, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We will determine the appropriate level for each compensation component based in part, but not exclusively, on recruiting and retention goals, our view of internal equity and consistency, our overall performance and other considerations we deem relevant. We have not adopted any formal or informal policies or guidelines for allocating compensation between long- term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. Our philosophy is to keep cash compensation competitive for the area and the industry while providing the opportunity to be rewarded through equity if we perform well over time. Our Compensation Committee’s current intent is to perform at least annually a strategic review of our executive officers’ overall compensation packages to determine whether they provide adequate incentives and motivation and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives.

Our compensation program will take into account both individual performance and company performance because the Compensation Committee believes that individual performance is directly related to resulting company performance. As a result, both elements will be taken into account when making adjustments to annual base salaries and when making annual equity grants to executives.

Base compensation

Base salaries for our executives are established based on the scope of their responsibilities and individual experience, taking into account our general knowledge of salary levels and trends in our geographic location and for our industry. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. No formulaic base salary increases are provided to the named executive officers.

Annual bonuses

We structure our annual incentive bonus program to reward executive officers based on our performance and the individual executive’s contribution to that performance. This allows executive officers to receive bonus compensation in the event certain specified corporate and individual performance measures are achieved. While using general criteria including, among others, our profitability and return on equity to evaluate our performance, we do not rely on formulaic determination of the annual bonuses. Our annual bonuses are paid in cash.

Under the annual incentive bonus program for 2006, our President and Chief Executive Officer had a bonus target of $350,000, our Senior Vice President and Chief Financial Officer had a bonus target of $175,000, our Senior Vice President, Insurance Operations had a bonus target of $150,000 and our Senior Vice President and General Counsel had a bonus target of $50,000. Based upon the Compensation Committee’s evaluation of our business performance and the performance of our named executive officers in 2006, the Compensation Committee approved bonus payments to each of the named executive officers in the following amounts: our Chief Executive Officer was awarded a bonus of $332,500, our Chief Financial Officer was awarded a bonus of $167,708, paid pro rata based on date of hire, our Senior Vice President, Insurance Operations was awarded a bonus of $124,500 and our Senior Vice President, General Counsel was awarded a bonus of $12,500, paid pro rata based on date of hire.

Long-term incentive compensation

In order to provide incentives to and retain our executive officers, our Parent grants our executive officers and its unaffiliated directors restricted ordinary shares in the Parent. Restricted ordinary share grants issued to key employees and officers vest at a rate of 25% per year while grants to directors vest over one year. In the event of a change in control of the Parent, any unvested shares shall become fully vested. The holders of the restricted ordinary shares shall have no right to transfer or encumber these shares during the vesting period. In the event a holder of these restricted ordinary shares terminates employment prior to vesting, these shares would be forfeited.

In addition to grants of restricted ordinary shares, GeoVera Holdings, Inc., an indirect wholly owned Delaware subsidiary, maintains the Management Equity Incentive Plan to provide recipients of awards granted under this plan with long term incentive compensation, measured by distributions made in respect to the ordinary shares of our Parent.

Under this plan, GeoVera Holdings, Inc. may award an eligible individual one or more units called “Management Shares.” Each Management Share entitles the holder to a cash bonus based on the aggregate dividends on ordinary shares of the Parent. Generally, holders receive a bonus when dividends are paid on the Parent’s ordinary shares or when the Management Shares vest, if this occurs later. For this purpose, Management Shares vest at the rate of twenty-five percent (25%) per annum beginning on the first anniversary of grant. The vesting of the outstanding Management Shares accelerates and the Management Shares become fully vested upon a sale of the Parent. Upon such a sale, each Management Share will also entitle the holder to a cash bonus equal to the excess, if any, of the per-share proceeds realized by holders of ordinary shares of the Parent over the base value of such Management Shares, as determined by the Board of Directors of GeoVera Holdings, Inc. Any outstanding Management Shares held by a holder, whether or not vested, are forfeited immediately upon the holder’s termination of employment with us for any reason.

The Management Equity Incentive Plan is administered by the Board of Directors of GeoVera Holdings, Inc. The Board of Directors of GeoVera Holdings, Inc. has the authority to, among other things, grant awards, determine the value of the awards and determine the timing and amount of payments, if any, to be made under the plan. Awards may be granted to any of the employees or directors of, or consultants or individuals affiliated with, GeoVera Holdings, Inc.

Retirement benefits

We maintain a retirement savings plan, or 401(k) Plan, for the benefit of our eligible employees. Our retirement savings plan is intended to qualify as a defined contribution arrangement under Sections 401 of the Internal Revenue Code. In general, all employees are eligible to participate in the plan on the date they are hired. Each participant in the plan may contribute up to the statutory limit of his or her pre-tax compensation, which is $15,500 in the calendar year 2007, except for employees over 50 years of age, for whom the limit is $20,500. We may match up to 100% of the employee’s contribution up to an annual maximum of the lesser of 5% of the employee’s compensation or $5,000. Under the plan, each employee is fully vested in his or her deferred salary contributions. Matching contributions are fully vested after three or more years of service on a cliff vesting basis. We made approximately $321,200 of matching contributions to the retirement savings plan on behalf of participating employees for the 2006 plan year.

Other elements of compensation and perquisites

Medical insurance.    We provide to each named executive officer, the named executive officer’s spouse and children such health, dental and optical insurance as we may from time to time make available to our other executives of the same level of employment.

Life and disability insurance.    We provide each named executive officer such disability and life insurance as we in our sole discretion may from time to time make available to our other executive employees of the same level of employment.

Perquisites.    Since our formation we have not provided our named executive officers with any perquisites; however, we may do so in the future.

Severance plan

GeoVera Holdings, Inc., our subsidiary, maintains a severance plan for the benefit of our eligible employees other than our named executive officers, who are entitled to certain severance benefits under the terms of their employment agreements. Subject to certain restrictions, all employees involuntarily terminated as a result of layoff are eligible for severance and other benefits provided under the plan. An eligible employee, at the date of termination, will be entitled to multiple weeks of base pay based upon years of service. In addition to severance payments provided by the plan, the plan administrator may also provide an outplacement package and other additional benefits.

Tax and accounting implications

Deductibility of executive compensation.    As part of its role, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that as a publicly held company we may not deduct compensation of more than $1,000,000 that is paid to each of our named executive officers in any taxable year. Under certain transition rules for companies that become publicly held as a result of an initial public offering, generally, Section 162(m) will not apply to compensation payable under our compensation plans which were in effect before we became publicly held until our annual shareholders meeting in 2011.

Nonqualified deferred compensation.    On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. While the final regulations have not become effective yet, we believe that we are operating in good faith compliance with the statutory provisions which were effective January 1, 2005.

Miscellaneous compensation policies

We have not established policies regarding (i) the timing of equity grants under our equity compensation plans, (ii) recovery of awards or other compensation in the event of a restatement of earnings, (iii) any required share ownership by executives or (iv) the hedging and pledging of our common shares by our executives or directors.

Executive compensation

Compensation of executive officers

Summary compensation table.    The following table sets forth summary information concerning certain compensation awarded to, paid to, or earned by, the named executive officers for all services rendered in all capacities to GeoVera Holdings for the year ended December 31, 2006. Non-cash compensation has been paid by our Parent.

Summary compensation table

Name and Principal Position	Year	Salary(1)	Bonus(2)	Share Awards(3)	Non-Equity Incentive Plan Compen- sation(4)	All Other Compen- sation	Total

Kevin Nish President and Chief Executive Officer	2006	$400,000	$332,500	$543,245	$288,561	—	$1,563,306

Brian Sheekey(5) Senior Vice President and Chief Financial Officer	2006	$312,516	$317,708	$271,623	$55,493	—	$957,340

Karen Padovese Senior Vice President, Insurance Operations	2006	$250,000	$124,500	$183,685	$96,187	—	$654,372

Michael Zukerman(6) Senior Vice President and General Counsel	2006	$68,754	$12,500	$26,450	$7,991	—	$115,695

(1)	The numbers presented represent earned salary for the full year ended December 31, 2006, except for Brian Sheekey, whose base salary of $375,000 commenced in March 2006, and Michael Zukerman, whose base salary of $300,000 commenced in October 2006.

(2)	For additional information regarding our bonus policies, see “Compensation discussion and analysis—Elements of compensation—Annual bonuses.” Bonus amounts shown also include a $150,000 signing bonus paid to Mr. Sheekey.

(3)	The Parent has awarded our named executive officers restricted shares of the Parent. Generally, the restricted share awards vest over four years at a rate of 25% per year from the date of grant and contain certain restrictions for said period, relating to, among other things, forfeiture in the event of termination of employment and transferability. The numbers presented represent the compensation cost recognized in 2006 under SFAS No. 123(R) for awards of restricted shares. For a discussion of valuation, see “Notes to consolidated and combined financial statements—Note 8.”

(4)	Includes compensation cost recognized in 2006 on Management Shares, which are classified as liability awards under SFAS No. 123(R) and are remeasured at December 31, 2006. For a discussion of valuation, see “Notes to consolidated and combined financial statements—Note 8.”

(5)	Mr. Sheekey was appointed our Senior Vice President and Chief Financial Officer in March 2006.

(6)	Mr. Zukerman was appointed our Senior Vice President and General Counsel in October 2006.

Grants of plan-based awards.    The following table sets forth information concerning grants of plan-based awards made by the Parent for services rendered to us during the year ended December 31, 2006, to each of the named executive officers:

Grants of plan-based awards

	Grant Date	Grant Date Fair Value		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Share Awards: Number of Shares(2)
Name				Threshold	Target(1)	Maximum

Kevin Nish	—	—		—	—	—	—

Brian Sheekey	2/28/06	$196,791	(3)	—	$266,365	—	—
	12/18/06	$880,060	(4)	—	—	—	72,756

Karen Padovese	—	—		—	—	—	—

Michael Zukerman	9/27/06	$94,459	(3)	—	$127,854	—	—
	12/18/06	$422,426	(4)	—	—	—	34,923

(1)	The amounts shown represent the fair value of Management Shares at December 31, 2006 as calculated under SFAS No. 123(R). The Management Shares do not have threshold, targets or maximum amounts. Amounts shown include an unvested and unpaid cash bonus of $69,574 for Mr. Sheekey and $33,395 for Mr. Zukerman based on aggregate dividends on ordinary shares which were paid in December 2006. For a discussion of valuation, see “Notes to consolidated and combined financial statements—Note 8.”

(2)	Represents the number of restricted shares of the Parent awarded. For a discussion of valuation, see “Notes to consolidated and combined financial statements—Note 8.”

(3)	Represents fair value of Management Shares at December 31, 2006 as calculated under SFAS No. 123(R). For a discussion of valuation, see “Notes to consolidated and combined financial statements—Note 8.”

(4)	Represents fair value as of the date of grant of awards of restricted shares of the Parent as calculated under SFAS No. 123(R). For a discussion of valuation, see “Notes to consolidated and combined financial statements—Note 8.”

Narrative description of summary compensation and grants of plan-based awards

Long-term incentive compensation

For a description of our long-term compensation arrangements, see “Compensation discussion and analysis—Elements of compensation—Long-term incentive compensation.”

Employment agreements; termination benefits

We have employment agreements with our named executive officers as described below.

GeoVera Holdings, Inc., our subsidiary, entered into an employment agreement with Kevin Nish, our President and Chief Executive Officer, in August 2005. The agreement provides for a term through November 1, 2010. Mr. Nish’s annual base salary is $400,000 and his annual performance bonus is targeted at $350,000. In the event Mr. Nish is terminated without cause or he terminates his employment for good reason prior to the expiration of his employment agreement, he is entitled to receive as severance pay 24 months’ salary continuation and two annual payments, each equal to his target bonus. Mr. Nish’s right to receive any remaining severance pay will terminate if during the 24 month period following the date of termination of his employment, he participates in or becomes associated with a business that is engaged or becomes engaged in the personal lines earthquake insurance business in California or the homeowners insurance business in any state in which we also conduct such business.

GeoVera Holdings, Inc., our subsidiary, entered into an employment agreement with Brian Sheekey, our Senior Vice President and Chief Financial Officer, in March 2006. The agreement provides for a term through March 1, 2009. Mr. Sheekey’s annual base salary is $375,000 and his annual performance bonus is targeted at $175,000. In the event Mr. Sheekey is terminated without cause or he terminates his employment for good reason prior to the expiration of his employment agreement, he is entitled to receive as severance pay 12 months’ salary continuation and a payment equal to his target bonus. In the event Mr. Sheekey is terminated without cause following a change of control, he is entitled to receive as severance pay 24 months’ salary continuation and two annual payments, each equal to his target bonus. Mr. Sheekey’s right to receive any remaining severance pay will terminate if during the 12 month period following the date of termination of his employment he participates in or becomes associated with a business that is engaged or becomes engaged in the personal lines earthquake insurance business in California or the homeowners insurance business in any state in which we also conduct such business.

GeoVera Holdings, Inc., our subsidiary, entered into an employment agreement with Karen Padovese, our Senior Vice President, Insurance Operations, in August 2005. The agreement provides for a term through November 1, 2010. Ms. Padovese’s annual base salary is $250,000 and her annual performance bonus is targeted at $150,000. In the event Ms. Padovese is terminated without cause or she terminates her employment for good reason prior to the expiration of her employment agreement, she is entitled to receive as severance pay 12 months’ salary continuation and a payment equal to her target bonus. Ms. Padovese’s right to receive any remaining severance pay will terminate if during the 12 month period following the date of termination of her employment, she participates in or becomes associated with a business that is engaged or becomes engaged in the personal lines earthquake insurance business in California or the homeowners insurance business in any state in which we also conduct such business.

GeoVera Holdings, Inc., our subsidiary, entered into an employment agreement with Michael Zukerman, our Senior Vice President and General Counsel, in October 2006. The agreement provides for a term through October 9, 2009. Mr. Zukerman’s annual base salary is $300,000 and his annual performance bonus is targeted at $50,000. In the event Mr. Zukerman is terminated without cause or he terminates his employment for good reason prior to the expiration of his employment agreement, he is entitled to receive as severance pay 12 months’ salary continuation and a payment equal to his target bonus. Mr. Zukerman’s right to receive any remaining severance pay will terminate if during the 12 month period following the date of termination of his employment he participates in or becomes associated with a business that is engaged or becomes engaged in the personal lines earthquake insurance business in California or the homeowners insurance business in any state in which we also conduct such business.

Outstanding equity awards at fiscal year-end

Outstanding equity award.    The following table sets forth information concerning the outstanding equity awards in the Parent, which consists of restricted shares of the Parent, for each of the named executive officers as of December 31, 2006:

Name	Number of Shares that Have Not Vested(1)	Market Value of Shares That Have Not Vested

Kevin Nish	145,512	$1,760,114

Brian Sheekey	72,756	$880,060

Karen Padovese	72,756	$880,060

Michael Zukerman	34,923	$422,426

(1)	Amounts shown have been rounded and may not sum to the total amount of unvested restricted ordinary shares of the Parent issued and outstanding as of December 31, 2006.

Shares vested

Shares vested.    The following table sets forth information concerning the vesting of restricted share awards in the Parent for each of the named executive officers that vested during the year ended December 31, 2006:

Name	Number of Shares Acquired on Vesting	Value Realized on Vesting

Kevin Nish	48,504	$586,705

Brian Sheekey	—	—

Karen Padovese	24,252	$293,355

Michael Zukerman	—	—

Retirement plan

Beginning on January 1, 2006, we put in place an employer sponsored 401(K) Plan for our eligible employees. We match 100% of a participant’s contribution up to 5% of compensation, except that our contribution may not exceed $5,000. Our matching contribution is fully vested after three years of employment. Further, we contribute additional amounts to the 401(K) Plan based upon a participant’s age, years of service and compensation levels.

Nonqualified deferred compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Equity compensation plan information

We have adopted a 2007 Incentive Award Plan. See “—Employee benefit plans—2007 Incentive Award Plan.”

Compensation of directors

Directors who are also our employees are not separately compensated for their service as directors. Our non-employee directors did not receive any compensation for the year ended December 31, 2006.

We have agreed to provide compensation to non-employee members of our Board of Directors. This compensation policy provides that each non-employee member of our Board of Directors will receive the following compensation for board services:

•	an annual cash retainer to directors of $40,000;

•	compensation for serving as Chair of the Audit Committee of $15,000 per year;

•	compensation for serving on the Audit Committee, not as Chair, of $7,500 per year;

•	compensation for serving as Chair of the Compensation Committee of $10,000 per year;

•	compensation for serving on the Compensation Committee, not as Chair, of $5,000 per year;

•	compensation for serving on any other committee, not as Chair, of $2,500 per year;

•	reimbursement for all travel expenses incurred;

•	an annual grant of restricted shares equivalent to $40,000 of value at the time of each grant, vesting in full one year after the grant date; and

•

share ownership requirements which require that, prior to selling any vested restricted shares, a director must accumulate and maintain an equity position in our shares equal to at least 300% of his or her annual cash compensation, measured at the time of any proposed sale.

Messrs. Lowe, Duggal, Mishra and Tunnell have each agreed to waive all such fees and benefits, except for reimbursement for all travel expenses incurred.

Employee benefit plans

2007 Incentive Award Plan

2007 Plan.    Prior to the completion of this offering, our Board of Directors adopted our 2007 Incentive Award Plan, or the 2007 Plan. The principal purpose of the 2007 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards. The 2007 Plan provides for a variety of such awards, including non-qualified share options, incentive share options (within the meaning of Section 422 of the Code), share appreciation rights, restricted share awards, restricted share unit awards, deferred share awards, dividend equivalents, performance share awards, performance share unit awards, share payment awards, performance-based awards and other share-based awards. A total of 2,000,000 of our common shares are reserved for issuance under the 2007 Plan, with an automatic annual increase on the first day of each of our fiscal years beginning in 2008 and ending in 2017 equal to 1.0% of our common shares outstanding on the last day of the immediately preceding fiscal year, which may be used for any of the types of awards permitted under the 2007 Plan. The maximum number of shares with respect to one or more awards that may be granted to any one participant during a one-year period (measured from the date of any grant) shall be 1,000,000.

Administration.    The 2007 Plan will be administered by our Board of Directors, unless and until our Board of Directors delegates administration to the Compensation Committee or other committee of our Board of Directors. Our Board of Directors, or the Compensation Committee or other committee if so empowered, has the power to interpret the 2007 Plan and to adopt such rules for the administration, interpretation and application of the 2007 Plan according to its terms. Upon and following the completion of such delegation, the 2007 Plan will be administered by a committee which is comprised solely of at least two individuals who qualify as “non-employee directors,” as defined in Rule 16-3(b)(3) of the Securities Exchange Act of 1934, and at least two “outside directors” pursuant to Section l62(m) of the Code. To the extent permitted by applicable law, our Board of Directors or the Compensation Committee or other committee may also delegate to one or more members of our Board of Directors or one or more of our officers the power, among other things, to designate which of our non-officer employees shall receive share awards and the number of our common shares that will be attributed to each award, subject to a maximum aggregate number of shares specified by our Board of Directors or the Compensation Committee or other committee at the time the delegation to the director(s) or officer(s) is made.

Grant of awards.    Certain employees, consultants and directors are eligible to be granted awards under the 2007 Plan. Our Board of Directors, or the Compensation Committee or other committee if so empowered, determines:

•	which employees, consultants and directors are to be granted awards;
•	the type of award that is granted;
•	the number of shares subject to the awards; and
•	terms and conditions of such award, consistent with the 2007 Plan.

Other equity awards.    In addition to share options, our Board of Directors, or the Compensation Committee or other committee if so empowered, may also grant to certain employees, consultants and directors share appreciation rights, restricted shares, restricted share units, dividend equivalents, performance share awards, performance share unit awards, share payment awards, deferred share awards, performance-based awards or other share-based awards, with such terms and conditions as our Board of Directors (or, if applicable, the Compensation Committee or other committee) may, subject to the terms of the 2007 Plan, establish. Such awards may be settled in cash, shares or a combination thereof. Under the 2007 Plan, performance share awards, performance share unit awards and performance-based share awards are intended to comply with the requirements of Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us.

Adjustments of awards.    If our Board of Directors, or the Compensation Committee or other committee if so empowered, determines that a share dividend, share split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of company assets to shareholders (other than normal cash dividends) or any other corporate event that affects the shares or the share price of the shares in turn affects our common shares in a manner that causes dilution or enlargement of benefits or potential benefits under the 2007 Plan, then our Board of Directors (or the Compensation Committee or other committee, if applicable) shall appropriately and equitably adjust:

•	the aggregate number, and kind, of our common shares subject to the 2007 Plan;

•	the number, and kind, of our common shares subject to the outstanding awards;

•	the price per common share upon exercise of outstanding options; and

•	the financial or other performance targets specified in each option agreement for determining the exercisability of options.

In such a case, our Board of Directors, or the Compensation Committee or other committee if so empowered, may also, subject to the terms of the 2007 Plan, take the following actions:

•

provide for either termination of any award in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the holder’s rights or the replacement of an award with other rights or property;

•

provide that an award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

•

provide that an award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2007 Plan or the applicable award agreement; and

•	provide that the award cannot vest, be exercised or become payable after such an event.

The Compensation Committee or other committee, or our Board of Directors, in the case of options granted to independent directors, may, in its sole discretion, include such further provisions and limitations in any award agreement as it may deem equitable and in our best interests.

Change in Control.    In the event of a Change in Control (as defined in the 2007 Plan) of GeoVera Holdings in which awards are not converted, assumed or replaced by the successor, our Board of Directors, or the Compensation Committee or other committee if so empowered may cause all forfeiture restrictions on such awards to lapse and cause all such awards to become fully exercisable. Upon, or in anticipation of, a Change in Control, the Board of Directors may cause any and all awards outstanding under the 2007 Plan to terminate at a specific time in the future and give each participant the right to exercise such awards during a period of time as the plan administrator, in its sole and absolute discretion, will determine.

Amendment and termination.    Our Board of Directors or the Compensation Committee or other committee, with the approval of our Board of Directors, may amend, suspend and terminate the 2007 Plan anytime from time to time. However, we must generally obtain approval of our shareholders to: (1) increase the number of shares available under the 2007 Plan; (2) grant options with an exercise price that is below the fair market value of shares of our common shares on the grant date; or (3) extend the exercise period for an option beyond 10 years from the date of grant.

Notwithstanding anything in the 2007 Plan to the contrary, absent approval of our shareholders, no option may be amended to reduce the per-share exercise price of the shares subject to such option below the per-share exercise price of such option on the grant date and no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per-share exercise price. No termination, amendment or modification of the 2007 Plan shall adversely affect in any material way any previously granted award without the participant’s prior written consent.

Effective and expiration date.    The 2007 Plan will be effective as of the date it is approved by our shareholders. The 2007 Plan will expire on, and no option or other award may be granted pursuant to the 2007 Plan after the tenth anniversary of the date that the 2007 Plan is approved by our Board of Directors. Any awards that are outstanding on the expiration of the 2007 Plan shall remain in force according to the terms of the 2007 Plan and the applicable award agreement.

Indemnification of directors and executive officers

Under Bermuda law and our bye-laws, we indemnify our directors, officers or any other person appointed to a committee of our Board of Directors (and their respective heirs, executors or administrators) to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense incurred or suffered by such person by reason of any act done, conceived in or omitted in the conduct of our business or in the discharge of his/her duties; provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act. Under our bye-laws, each of our shareholders agrees to waive any claim or right of action, other than those involving fraud or dishonesty, against us or any of our officers or directors.

Under Bermuda law, a company pursuant to (a) its bye-laws or (b) a contract or arrangement between the company and any director, officer or auditor, may advance moneys to any director, officer or auditor for the costs, charges and expenses incurred by the director, officer or auditor in defending any civil or criminal proceedings against them, on condition that the director, officer or auditor shall repay the advance if any allegation of fraud or dishonesty is proved against them.

Our bye-laws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us. We have obtained such a directors’ and officers’ liability insurance policy.

We intend to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our memorandum and articles of incorporation. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933, or the Securities Act, may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Principal and selling shareholder

All of our outstanding common shares are owned by the Parent. The Parent’s address is 4820 Business Center Drive, Suite 200, Fairfield, California 94534.

The following table sets forth certain information concerning the ownership of our common shares as of May 25, 2007 by the Parent, including the number of common shares to be sold by it in this offering:

	Common Shares Owned Before Offering		Common Shares Owned After Offering
	Number	Percent	Number	Percent

Selling Shareholder
GeoVera Insurance Group Holdings, Ltd.	19,690,074	100.0%	15,855,074	72.9%

The Parent owned 19,690,074 of our common shares as of May 25, 2007. This amount is greater than our outstanding common shares calculated under U.S. GAAP as of May 25, 2007, which amount is calculated in accordance with SFAS No. 123(R), which requires us to (i) include in our financial statements 288,457 restricted ordinary shares of the Parent outstanding and held by our executive officers and unaffiliated members of our Board of Directors as though such shares were issued by us and (ii) exclude from our financial statements 288,457 restricted ordinary shares of the Parent, which represent the unvested portion of such outstanding restricted ordinary shares. The number of outstanding common shares as calculated under U.S. GAAP as of May 25, 2007 of 19,401,617 plus the unvested portion of the restricted ordinary shares of the Parent outstanding and held by our executive officers and unaffiliated members of our Board of Directors equals the number of our outstanding common shares listed above.

The following table sets forth information regarding beneficial ownership of the equity securities of the Parent as of May 25, 2007 by:

•	each shareholder who beneficially owns more than 5% of the outstanding ordinary shares of the Parent;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares of the Parent subject to restricted share awards that will vest within 60 days of May 25, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the restricted shares for the purpose of computing the percentage ownership of that person. Percentage ownership is based on 19,690,074 ordinary shares of the Parent outstanding on May 25, 2007.

Unless otherwise indicated, the address of each of the named entities or individuals is c/o GeoVera Insurance Group Holdings, Ltd., 4820 Business Center Drive, Suite 200, Fairfield, California 94534.

	Ordinary Shares Beneficially Owned(1)
	Number	Percent

5% Shareholders

Hellman & Friedman Investors V (Cayman), Ltd.(2)	12,885,602	65.4%

Friedman Fleischer & Lowe GP II (Cayman), Inc.(3)	6,442,801	32.7%

Named executive officers and members of our Board of Directors

Kevin Nish(4)	195,917	1.0%

Karen Padovese(5)	86,375	*

Brian Sheekey(6)	50,565	*

Michael Zukerman(7)	22,531	*

David Lowe(3)(8)	—	—

Rajat Duggal(3)(9)	—	—

Martin Feinstein(10)	—	—

Mary Hennessy(11)	3,307	*

John MacColl(12)	2,976	*

Anupam Mishra(13)	—	—

David Tunnell(2)(14)	—	—
All executive officers and members of our Board of Directors as a group (10 persons)	361,671	1.9%

*	Less than 1%.

(1)	Includes shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	The ordinary shares of the Parent shown as owned by Hellman & Friedman Investors V (Cayman), Ltd. are owned of record by Hellman & Friedman Capital Partners V (Cayman), L.P., which owns 11,335,464 ordinary shares, and Hellman & Friedman Capital Partners V (Cayman Parallel), L.P., which owns 1,550,138 ordinary shares. Hellman & Friedman Investors V (Cayman), Ltd. is the sole general partner of Hellman & Friedman Investors V (Cayman), L.P., which, in turn, is the sole general partner of each of Hellman & Friedman Capital Partners V (Cayman), L.P. and Hellman & Friedman Capital Partners V (Cayman Parallel), L.P. Hellman & Friedman V (Cayman), Ltd. is owned and controlled by 11 shareholders, many of whom are also individual Managing Directors of Hellman & Friedman LLC and none of whom owns more than 9.9% of such entity. Hellman & Friedman Investors V (Cayman), Ltd. has formed an investment committee, or the Investment Committee, that serves at the discretion of its board of directors and advises the board of directors with respect to matters presented to it. F. Warren Hellman, Brian M. Powers, Philip U. Hammarskjold, Patrick J. Healy and Thomas F. Steyer are members of the Investment Committee, but each such member disclaims beneficial ownership of any ordinary shares owned by Hellman & Friedman Investors V (Cayman), Ltd., except to the extent of their pecuniary interest therein. Mr. Tunnell serves as a Managing Director of Hellman & Friedman LLC, an affiliate of Hellman & Friedman Investors V (Cayman), Ltd. and is a 9.9% shareholder of Hellman & Friedman Investors V (Cayman), L.P. Mr. Tunnell is not a member of the investment committee. The address of Hellman & Friedman Capital Partners V (Cayman), Ltd. is: c/o Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

(3)

The ordinary shares of the Parent shown as owned by Friedman Fleischer & Lowe GP II (Cayman), Inc. are owned of record by Friedman Fleischer & Lowe Capital Partners II (Cayman), L.P., which owns 6,097,574 ordinary shares, FFL Parallel Fund II (Cayman), L.P., which owns 228,239 ordinary shares, and FFL Executive Partners II (Cayman), L.P., which owns 116,988 ordinary shares. Friedman Fleischer & Lowe GP II (Cayman), Inc. is the sole general partner of Friedman Fleischer & Lowe GP II (Cayman), L.P., which, in turn, is the sole general partner of each of Friedman Fleischer & Lowe Capital Partners II (Cayman),

L.P., FFL Parallel Fund II (Cayman), L.P. and FFL Executive Partners II (Cayman), L.P. Tully M. Friedman, Spencer C. Fleischer, David L. Lowe, Christopher A. Masto and Rajat Duggal are members of Friedman Fleischer & Lowe GP II (Cayman), L.P.’s investment committee, which makes recommendations to its partners, and in such capacity may be deemed to share beneficial ownership of any ordinary shares beneficially owned directly or indirectly by Friedman Fleischer & Lowe GP II (Cayman), Inc., but disclaim any such beneficial ownership except to the extent of their pecuniary interest therein. Tully M. Friedman, Spencer C. Fleischer, David L. Lowe, Christopher A. Masto, Rajat Duggal, Caleb S. Everett, Mel E. Deane, Nancy G. Ford, Aaron S. Money, Jeremy A. Thatcher and Alice Chau are shareholders of Friedman Fleischer & Lowe GP II (Cayman), Inc., and in such capacity may be deemed to share beneficial ownership of any ordinary shares beneficially owned directly or indirectly by Friedman Fleischer & Lowe GP II (Cayman), Inc., but disclaim any such beneficial ownership except to the extent of their pecuniary interest therein. Mr. Lowe is a member of our Board of Directors’ Compensation Committee and also serves as a Managing Director of Friedman Fleischer & Lowe, LLC, an affiliate of Friedman Fleischer & Lowe GP II (Cayman), Inc. Mr. Duggal is a member of our Board of Directors and also serves as a Managing Director of Friedman Fleischer & Lowe, LLC, an affiliate of Friedman Fleischer & Lowe GP II (Cayman), Inc. The address of Friedman Fleischer & Lowe GP II (Cayman), Inc. is: c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(4)	Includes 140,113 restricted shares of the Parent.

(5)	Includes 68,965 restricted shares of the Parent.

(6)	Includes 50,565 restricted shares of the Parent.

(7)	Includes 22,531 restricted shares of the Parent.

(8)	Mr. Lowe disclaims beneficial ownership of any shares owned directly or indirectly by Friedman Fleischer & Lowe GP II (Cayman), Inc., except to the extent of his pecuniary interest therein. Mr. Lowe serves as a Managing Director of Friedman Fleischer & Lowe, LLC, an affiliate of Friedman Fleischer & Lowe GP II (Cayman), Inc. See footnote (3) above.

(9)	Mr. Duggal disclaims beneficial ownership of any shares owned directly or indirectly by Friedman Fleischer & Lowe GP II (Cayman), Inc., except to the extent of his pecuniary interest therein. Mr. Duggal serves as a Managing Director of Friedman Fleischer & Lowe, LLC, an affiliate of Friedman Fleischer & Lowe GP II (Cayman), Inc. See footnote (3) above.

(10)	Mr. Feinstein was elected to become a member of GeoVera Holdings’ Board of Directors on May 25, 2007 and will be granted restricted common shares of GeoVera Holdings in an amount equal to $40,000 in connection with this offering.

(11)	Includes 3,307 restricted shares of the Parent.

(12)	Includes 2,976 restricted shares of the Parent.

(13)	Mr. Mishra disclaims beneficial ownership of any shares owned directly or indirectly by Hellman & Friedman Investors V (Cayman), Ltd., except to the extent of his pecuniary interest therein. Mr. Mishra serves as a Principal of Hellman & Friedman LLC, an affiliate of Hellman & Friedman Investors V (Cayman), Ltd. See footnote (2) above.

(14)	Mr. Tunnell disclaims beneficial ownership of any shares owned directly or indirectly by Hellman & Friedman Investors V (Cayman), Ltd., except to the extent of his pecuniary interest therein. Mr. Tunnell serves as a Managing Director of Hellman & Friedman LLC, an affiliate of Hellman & Friedman Investors V (Cayman), Ltd. and is a 9.9% shareholder of Hellman & Friedman Investors V (Cayman), Ltd. See footnote (2) above.

Certain relationships and related-party transactions

We have entered into certain transactions and contractual arrangements with certain of our shareholders and members of management, including those described below.

Relationships with our Investor Group and underwriters

Investment management

We entered into an agreement on November 1, 2005, which was amended on March 30, 2007, with BlackRock, a third-party asset management company affiliated with Merrill Lynch & Co., under which BlackRock manages our fixed maturities investment portfolio, and provides certain reporting and related services in connection therewith. We may terminate our agreement with BlackRock upon 30 days’ notice. Accounting and investment management fees earned by BlackRock for the year ended December 31, 2006 were $629,723. We pay BlackRock quarterly based on the average net asset value of our assets under BlackRock’s management at the end of each calendar quarter.

Shareholders’ agreement

In connection with this offering, we will enter into a shareholders’ agreement with the Investor Group and the Parent that will provide the Investor Group with rights substantially similar to the rights included in the members’ agreement between the Parent and the Investor Group.

With respect to registration rights, if we determine to register any of our securities under the Securities Act on any form other than registrations on Form S-4 or S-8, the Investor Group will be entitled to written notice of the registration and will be entitled to include all or a portion of their registrable shares in the registration, subject to certain limitations. The Investor Group will also have the right to demand that we register under the Securities Act all or a portion of their registrable shares, as long as the anticipated net aggregate offering price is at least $25.0 million, after deducting underwriting and offering expenses. Although the Investor Group may make an unlimited number of demands for registration on Form S-3, it may not make more than four demands in any 12-month period and we would not be obligated to effect more than four registrations on Form S-1. In addition, subject to certain conditions and limitations, the Investor Group may require us to register on Form S-1 and Form S-3 all or any portion of their registrable shares and any registrable shares of the other members who may participate for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act. Until such time as the members of the Investor Group hold common shares directly in GeoVera Holdings as a result of the conversion or exchange of, or a distribution with respect to, the ordinary shares of the Parent, the Parent will be permitted to exercise the registration rights described above on behalf of the Investor Group.

The shareholders’ agreement will also provide the entities affiliated with Friedman Fleischer & Lowe, LLC and the entities affiliated with Hellman & Friedman LLC, respectively, the right to nominate two directors each to our Board of Directors following the offering if such affiliated entities beneficially own common shares representing at least 20% of their original investment in the Parent and one director if such affiliated entities beneficially own common shares of GeoVera Holdings representing less than 20% but at least 10% of their original investment in the Parent. After giving effect to this offering, the entities affiliated with Friedman Fleischer & Lowe, LLC and the entities affiliated with Hellman & Friedman LLC will, through their investments in the Parent, beneficially own common shares of GeoVera Holdings representing 20.8% and 50.4% (or 18.8%

and 48.4% if the underwriters exercise their over-allotment option in full) of their original investment in the Parent, respectively. As a result, the Investor Group will have the right immediately following the offering to nominate a total of four directors to our Board of Directors.

Management rights agreement

Also in connection with the offering, each of the Parent and GeoVera Holdings will enter into a management rights agreement with each member of the Investor Group that is a venture capital operating company, which includes Hellman & Friedman Capital Partners V (Cayman), L.P. and Friedman Fleischer & Lowe Capital Partners II (Cayman), L.P., or the VCOC Investors. The management rights agreement will provide the VCOC Investors the right to inspect the Parent’s and GeoVera Holdings’ books and records, receive quarterly and annual financial statements, receive copies of materials provided to the boards of directors of the Parent and GeoVera Holdings, consult with management and designate a non-voting board observer to attend all meetings of the boards of directors of the Parent and GeoVera Holdings. The Parent and GeoVera Holdings also will agree to consider, in good faith, the recommendations of the VCOC Investor with respect to matters on which it is consulted. The rights granted to each VCOC Investor under the management rights agreement will remain in effect until such time as Friedman Fleischer & Lowe, LLC or Hellman & Friedman LLC, as applicable, no longer beneficially owns, directly or together with one or more affiliated funds, at least 5% of our outstanding common shares and has entered into its “distribution period,” as defined in the U.S. Department of Labor plan asset regulations. The distribution period is the ten-year period, established by the VCOC Investor, after the VCOC Investor has disposed of at least 50% of the highest amount of investments outstanding, as determined on the basis of the cost of such investments, at any time from the date it commenced its business, except that the period will end before the tenth anniversary if the VCOC Investor makes a new portfolio investment.

Consulting services

Friedman Fleischer & Lowe, LLC provided certain management consulting services to us during 2005 and 2006 and received approximately $50,000 in fees during 2006.

Corporate use of personal aircraft

Since November 2005, we have reimbursed Kevin Nish for GeoVera Group’s use of his personal aircraft on corporate business. In 2006, the reimbursement totaled approximately $91,000. These payments consist of a portion of the aircraft’s hangar costs, excess insurance costs associated with corporate use of the aircraft as well as pilot’s fees, fuel, landing and other similar expenses.

Note repayment agreements

On March 21, 2007 GeoVera Holdings, the Parent and GeoVera Holdings, Inc. entered into note repayment agreements with each of the following executives of GeoVera Holdings: Kevin Nish, Karen Padovese, Brian Sheekey and Michael Zukerman. The note repayment agreements effected the repayment of the following amounts, which include interest payable through the date of repayment, $1,035,486 owed by Kevin Nish, $502,359 owed by Karen Padovese, $421,809 owed by Brian Sheekey and $204,115 owed by Michael Zukerman, and which were evidenced by notes payable, to GeoVera Holdings, Inc. The indebtedness was incurred in connection with restricted stock agreements entered into between the Parent and each of the executives under which the Parent granted ordinary shares of the Parent to each of the executives and GeoVera Holdings,

Inc. loaned each of the executives amounts to pay such executive’s federal and state income taxes resulting from the grant of such shares. The restricted stock agreements provide that (i) the Parent is entitled to retain any dividends or other distributions paid on the unvested shares of the Parent issued under the restricted stock agreements until such time as such shares become vested shares under the terms of the restricted stock agreements and (ii) when and if any such unvested shares become vested shares, the retained distributions with respect to such shares are required to be released to the applicable executive in accordance with the terms thereof.

The notes were repaid in full pursuant to the following terms:

•

the executives applied a portion of the current amount of retained distributions on unvested restricted shares against the outstanding principal and accrued interest on their notes, which amounts were released to the executives in connection with the note repayment agreement;

•

the executives applied a portion of the amount received from acceleration of cash bonuses payable in connection with Management Share dividends relating to unvested Management Shares against the outstanding principal and accrued interest on their notes;

•	the executives applied a portion of their after-tax proceeds of 2006 performance bonuses; and

•

the Parent repurchased from each of the executives certain restricted shares granted to the executives under the restricted stock agreements referenced above and the proceeds were applied against the outstanding principal and accrued interest on their notes.

Employment agreements with executive officers

GeoVera Holdings, Inc., our subsidiary, has entered into employment agreements with each of our executive officers. These employment agreements are described under “Executive compensation—Narrative description of summary compensation and grants of plan-based awards—Employment agreements; termination benefits.”

Indemnification agreements

We intend to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board of Directors. See “Executive compensation—Indemnification of directors and executive officers.”

Review, approval or ratification of transactions with related parties

Our Board of Directors has adopted a Code of Ethics applicable to all of the employees, officers, directors and consultants of GeoVera Group and its subsidiaries, which establishes written procedures for the review and approval of any material transaction between us and any of our directors or executive officers or any entity affiliated with such a person, including assessing whether the transaction is fair and in our interests, why we should enter into it with a related rather than an unrelated party, and whether disclosure is required.

In addressing conflicts of interest, the Code of Ethics provides that no officer, director or employee may be subject to influences, interests or relationships that conflict with the best interests of the company. The Code of Ethics provides that each officer, director and employee of the company must avoid any investment, interest or association that interferes or might interfere with that person’s independent exercise of judgment in the company’s best interests, and that service to the company should never be subordinated to personal gain or advantage.

In an effort to help avoid these and other conflicts of interest, the Code of Ethics sets forth certain rules the company has adopted, including rules that: (i) prohibit officers, directors, any employees and members of their respective families from having certain economic interests in business concerns that transact business with the company or are in competition with it; (ii) prohibit officers, directors or employees or members of their respective families from giving or accepting certain gifts to or from any person soliciting or doing business with the company; (iii) prohibit officers or employees of the company from serving as a director of any other company whose interests reasonably would be expected to conflict with those of the company; and (iv) prohibit officers, directors or employees from being employed by or providing services to business concerns that transact business with the company or are in competition with it.

Each officer and director must report all actual or potential conflicts of interest to our Board of Directors. Our Board of Directors will resolve all conflicts of interest involving officers or directors. If a significant conflict exists involving a director that cannot be resolved and cannot be waived, the director must resign.

Our Board of Directors has the sole authority to waive provisions of our Code of Ethics with respect to executive officers and directors in specific circumstances where our Board of Directors determines that such waiver is appropriate, subject to compliance with applicable laws and regulations. Any such waivers will be promptly disclosed to our shareholders to the extent required by applicable laws and regulations.

Description of our share capital

The following description of our share capital summarizes applicable provisions of our Memorandum of Association and bye-laws. In this section, “we”, “us” and “our” refers to GeoVera Holdings and not to any of its subsidiaries.

General

We have an authorized share capital of $6,000 divided into 60,000,000 common shares of par value $0.0001 per share. Our outstanding shares as of May 25, 2007 were 19,690,074. This amount is greater than our outstanding common shares calculated under U.S. GAAP as of May 25, 2007, which amount is calculated in accordance with SFAS No. 123(R), which requires us to (i) include in our financial statements 288,457 restricted ordinary shares of the Parent outstanding and held by our executive officers and unaffiliated members of our Board of Directors as though such shares were issued by us, and (ii) exclude from our financial statements 288,457 restricted ordinary shares of the Parent, which represent the unvested portion of such outstanding restricted ordinary shares. The number of outstanding common shares as calculated under U.S. GAAP as of May 25, 2007 of 19,401,617 plus the unvested portion of the restricted ordinary shares of the Parent outstanding and held by our executive officers and unaffiliated members of our Board of Directors equals the number of our outstanding common shares listed above. In addition, 2,000,000 of our common shares are reserved for issuance under our 2007 Plan. See “Executive compensation—Employee benefit plans—2007 Incentive Award Plan.”

Common shares

In general, subject to the adjustments regarding voting set forth in “—Voting Adjustments” below, holders of our common shares have one vote for each common share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. Holders of our common shares are entitled to receive dividends as and if lawfully declared from time to time by our board of directors. Holders of our common shares have no preemptive, redemption, conversion or sinking fund rights. In the event of our liquidation, dissolution or winding-up, the holders of our common shares are entitled to share equally and ratably in our assets if any remain after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares.

Voting adjustments

Our bye-laws generally provide that shareholders have one vote for each share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, pursuant to a mechanism specified in our bye-laws, the voting rights exercisable by certain shareholders will be limited so that certain persons or groups are not deemed to hold more than 9.9% of the total voting power conferred by our shares. In addition, our Board of Directors retains certain discretion to make adjustments to the aggregate number of votes attaching to the shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that certain persons will not hold more than 9.9% of the total voting power represented by our then outstanding shares. Our bye-laws provide generally that any shareholder who: (i) owns our common shares (within the meaning of section 958(a) of the Code), (ii) owns or is deemed to own our common shares (within the meaning of section 958(a) and (b) of the Code)

that confer votes in excess of 9.9%, and (iii) would be required to include in income such shareholder’s pro rata share of our subpart F income, if we were a controlled foreign corporation as defined in section 957 of the Code, will have the voting rights attached to such common shares reduced so that such shareholder may not exercise more than 9.9% of the total voting rights. The reduction in votes is generally to be applied proportionately among all shareholders who are members of the first shareholder’s control group. A control group means, with respect to any person, all shares directly owned by such person and all shares directly owned by each other shareholder any of whose shares are included in the controlled shares of such person. Controlled shares means all common shares that a person is deemed to own directly, indirectly, within the meaning of section 958(a) of the Code, or constructively, within the meaning of section 958(b) of the Code. Any reduction in votes will generally be reallocated proportionately among members of the shareholder’s control group or related group, as the case may be. The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately among all other of our shareholders who were not members of these groups so long as such reallocation does not cause certain persons to hold more than 9.9% of the total voting power of our shares.

For purposes of applying these provisions, shareholders will be entitled to direct that our board (i) treat them, and certain affiliates, as U.S. persons, and/or (ii) treat them, and certain related shareholders, as one person for purposes of determining a shareholder’s control group.

In addition, our board may adjust a shareholder’s voting rights to the extent that the board reasonably determines in good faith that it is necessary to do so to avoid adverse tax consequences or materially adverse legal or regulatory treatment to us, any of our subsidiaries or any shareholder or its affiliates. This adjustment may result in a shareholder having voting rights in excess of one vote per share. Therefore, a shareholder’s voting rights might increase above 5% of the aggregate voting power of the outstanding common shares, thereby possibly resulting in the shareholder becoming a reporting person subject to Schedule 13D or 13G filing requirements under the Exchange Act. In addition, the reallocation of a shareholder’s votes could result in such shareholder becoming subject to filing requirements under Section 16 of the Exchange Act. Our bye-laws also provide that shareholders will be notified of their voting interests prior to any vote to be taken by the shareholders.

We also have the authority under our bye-laws to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be reallocated pursuant to the bye-laws. If, after a reasonable cure period, a shareholder fails to respond to our request for information or submits incomplete or inaccurate information in response to a request by us, we in our reasonable discretion, may reduce or eliminate the shareholder’s voting rights.

Preferred shares

Pursuant to our bye-laws and Bermuda law, our board of directors by resolution may establish one or more series of preferred shares having a number of shares, designations, relative voting rights, dividend rates, conversion rights, liquidation and other rights, preferences, limitations and powers as may be fixed by the board of directors without any further shareholder approval. If our board of directors issues preferred shares conferring any voting rights, the limitations on the voting rights discussed above under “—Voting adjustments” will apply to those preferred shares. Any rights, preferences, powers and limitations as may be established for preferred shares could adversely affect the rights of our common shares and could also have the effect of discouraging an attempt to obtain control of us. The issuance of preferred shares could also adversely affect the voting power of the holders of our shares, deny such holders the receipt of a premium on their shares in the event of a tender or other offer for the shares and depress the market price of the shares. We have no current plans to issue any preferred shares.

Bye-laws

Our bye-laws provide for our corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, imposition of a lien over shares in respect of unpaid amounts on those shares, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and our winding-up.

Our board of directors and corporate action

Our bye-laws provide that the board of directors shall consist of not less than two nor more than 12 directors, as determined by the Board of Directors. The appointment of a director requires a majority of votes cast, in person or by proxy, at the general meeting at which the proposal is put forth. Shareholders will be able to remove a director only for cause.

A special general meeting of shareholders may be convened by our Board of Directors or our Chairman or President. Pursuant to the Companies Act, a special general meeting of shareholders may also be convened at the request of shareholders holding at the date of the deposit of the request not less than 10% of our paid up voting share capital.

Generally, the affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be required to authorize corporate action. Corporate action may also be taken by a unanimous written resolution of our Board of Directors without a meeting. Unless otherwise fixed at a different number by resolution, a majority of the directors in office shall constitute a quorum, but in no event may a quorum consist of less than two directors.

Shareholder action

At any general meeting, two or more persons present in person or by proxy and representing more than 50% of our shareholders’ aggregate voting power shall constitute a quorum for the transaction of business. In general, anything that may be done by resolution of our shareholders in a general meeting may be taken, without a meeting, by a resolution in writing signed by all of the shareholders, or the holders of such class of shares, who at the date of the notice of the resolution in writing represent the majority of votes that would be required if the resolution had been voted on at a meeting of the shareholders. Under our bye-laws, subject to certain exceptions, including the liquidation, dissolution or winding-up of GeoVera Holdings, which, in certain circumstances, requires the affirmative vote of at least two-thirds of the votes cast in accordance with our bye-laws, any questions proposed for the consideration of the shareholders at any general meeting generally shall be decided by the affirmative votes of a majority of the votes cast in accordance with our bye-laws.

Transfer restrictions

Our directors may decline to record the transfer of any common shares on our share register if (i) the shares have not been fully paid for, (ii) the directors are not satisfied that all required regulatory approvals for such transfer have been obtained, (iii) as a result of the transfer a shareholder would hold more than 9.9% of our common shares, (iv) the instrument of transfer is in favor of more than four persons jointly or (v) if it appears to the Board of Directors, after taking into account the effect of any voting power adjustments under the bye-laws, that a non-de minimis adverse tax, regulatory or legal consequence to us, any direct or indirect holder of our shares or our affiliates may occur as a result of such transfer.

Acquisition of shares

Under our bye-laws and subject to Bermuda law, we may purchase our own shares, provided, however, that such purchase may not be made if the Board of Directors determines that it would result in a non-de minimis adverse tax, legal or regulatory consequence to us, any direct or indirect holder of our shares or our affiliates.

If the Board of Directors in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any other shareholder, then we will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent the Board of Directors determines it is necessary to avoid such adverse or potential adverse consequences. The price to be paid for such shares will be the fair market value of such shares.

Tax liability resulting from acts of shareholders

Our bye-laws provide certain protections against adverse tax consequences to us resulting from laws that apply to our shareholders. If a shareholder’s death or non-payment of any tax or duty payable by the shareholder, or any other act or thing involving the shareholder, causes any adverse tax consequences to us, (i) the shareholder or its executor or administrator is required to indemnify us against any tax liability that we incur as a result, (ii) we will have a lien on any dividends or any other distributions payable to the shareholder by us to the extent of the tax liability, and (iii) if any amounts not covered by our lien on dividends and distributions are owed to us by the shareholder as a result of our tax liability, we have the right to refuse to register any transfer of the shareholder’s shares.

Amendment of bye-laws

Our bye-laws provide that the bye-laws may only be revoked or amended, upon approval by a resolution of our board of directors and by (a) a simple majority of votes cast by our shareholders or (b) by resolution of eighty-five percent (85%) of the total votes cast when the board proposes to repeal, alter or amend the indemnities set out in the bye-laws.

Anti-takeover provisions

Our bye-laws contain provisions that may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging changes in management and takeover attempts in the future. See “Risk factors—Risks related to an investment in our common shares.”

The anti-takeover provisions in our bye-laws that could have such an effect are:

•

Shareholders are required to provide us with advance notice of shareholder nominations and proposals to be brought before any general meeting of shareholders, which could discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal;

•	the total voting power of certain shareholders owning more than 9.9% of our common shares will be reduced to 9.9% of the total voting power of our common shares; and

•

our directors may, in their discretion, decline to record the transfer of any common shares on our share register if the shares have not been fully paid for, if the directors are not satisfied that all required regulatory approvals for such transfer have been obtained, if as a result of the transfer certain shareholders would hold more than 9.9% of our common shares, if the instrument of transfer is in favor of more than five persons jointly or if the directors have made a determination that such transfer may result in any non-de minimis tax, legal or regulatory consequences to us, our subsidiaries or our shareholders.

Transfer agent

Our registrar and transfer agent for our common shares is Wells Fargo Bank, N.A. The address of the registrar and transfer agent is Wells Fargo Shareowner Services, 161 North Concord Exchange, South St. Paul, MN 55075 and its telephone number is (800) 767-3330.

Differences in corporate law

You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Companies Act, including modifications adopted pursuant to our bye-laws, applicable to us which differ in certain respects from provisions of State of Delaware corporate law. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and our shareholders.

Duties of directors

Under Bermuda common law, members of a board of directors owe a fiduciary duty to the company as a whole, and not to shareholders individually, to act in good faith in their dealings with or on behalf of the company, and to exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•	a duty to act in good faith in the best interests of the company;
•	a duty not to make a personal profit from opportunities that arise from the office of director;
•	a duty to avoid conflicts of interest; and
•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company.

The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that the court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers. Our bye-laws, however, provide that shareholders waive all claims or rights of action that they might have, individually or in our right against any director or officer for any act or failure to act in the performance of such director’s or officer’s duties, except this waiver does not extend to any claims or rights of action that would render the waiver void pursuant to the Companies Act, that arise out of fraud or dishonesty on the part of such director or officer or with respect to the recovery of any gain, personal profit or advantage to which the officer or director is not legally entitled. Presently the Companies Act restrictions in relation to this waiver refer solely to fraud or dishonesty on behalf of our directors and officers. Accordingly, our bye-laws contain restrictions that are consistent with the Companies Act, and provide for additional restrictions with respect to such waiver.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that directors act in an informed and deliberate manner, and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith and in a manner which the director reasonably believes to be in the best interests of the stockholders. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested directors

Under Bermuda law and our bye-laws, any transaction entered into by us in which a director has an interest is not voidable by us nor can such director be accountable to us for any benefit realized pursuant to such transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. In addition, our bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which he has an interest, but the resolution will fail unless it is approved by a majority of the disinterested directors voting on the resolution. Under Delaware law, such transaction would not be voidable if (1) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting rights and quorum requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Under our bye-laws, at any general meeting, four or more persons present in person or by proxy and representing more than 50% of our shareholders’ aggregate voting power shall constitute a quorum for the transaction of business. In general, any action that we may take by resolution in a general meeting may, without a meeting, be taken by a resolution in writing signed by all of the shareholders entitled to attend such meeting and vote on the resolution. In general, any question proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the bye-laws.

Any individual who is a shareholder and who is present at a meeting may vote in person, as may any corporate shareholder which is present by a duly authorized representative. Our bye-laws also permit votes by proxy, provided the instrument appointing the proxy, together with evidence of its due execution, is satisfactory to our board of directors.

In order to avoid adverse tax consequences to us and our shareholders, our bye-laws provide generally that any shareholder who: (i) owns our common shares (within the meaning of section 958(a) of the Code), (ii) owns or is deemed to own our common shares (within the meaning of section 958(a) and (b) of the Code) that confer votes in excess of 9.9%, and (iii) would be required to include in income such shareholder’s pro rata share of our subpart F income, if we were a controlled foreign corporation as defined in section 957 of the Code, will have the voting rights attached to such common shares reduced so that it may not exercise more than 9.9% of the total voting rights. The reduction in votes is generally to be applied proportionately among all shareholders who are members of the first shareholder’s “control group.” A “control group” means, with respect to any person, all shares directly owned by such person and all shares directly owned by each other shareholder any of whose shares are included in the controlled shares of such person. “Controlled shares” means all common shares that a person is deemed to own directly, indirectly, within the meaning of section 958 (a) of the Code, or constructively, within the meaning of section 958 (b) of the Code. Any reduction in votes is generally allocated proportionately among members of the shareholder’s “control group” or “related group,” as the case may be. The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately among all of our other shareholders who were not members of these groups so long as such reallocation does not cause certain persons to become 9.9% shareholders.

Our bye-laws also provide that shareholders will be notified of their voting interests prior to any vote to be taken by the shareholders. See “—Voting adjustments.”

Dividends

Bermuda law does not permit payment of dividends, or distributions out of contributed surplus, by a company if there are reasonable grounds for believing that the company, after the payment is made, would be unable to pay its liabilities as they become due, or the realizable value of the company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay up for unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation. In addition, our ability to pay dividends is subject to Bermuda and U.S. state insurance laws and regulatory constraints. See “Regulation—Bermuda insurance regulation—Minimum solvency margin, restrictions on dividends and distributions, and minimum liquidity ratio.”

Under Delaware law, subject to any restrictions contained in a company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits at any time when capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. There would also be the restrictions on the payment of dividends to us by our U.S. Insurance Subsidiaries, which are described in more detail in “Regulation—United States—State dividend limitations.”

Amalgamations, mergers and similar arrangements

We may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when conducting such business would benefit us and would be conducive to attaining our objectives contained within our memorandum of association. We may, with the approval of a majority of votes cast at a general meeting of our shareholders at which a quorum is present, amalgamate with another Bermuda company or with an entity incorporated outside Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder’s shares if such shareholder is not satisfied that fair value has been paid for such shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of the shares held by that stockholder, as determined by a court, in lieu of the consideration that stockholder would otherwise receive in the transaction.

Takeovers

Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will do if there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of stock that is entitled to vote on the transaction. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Certain transactions with significant shareholders

As a Bermuda company, we may enter into certain business transactions with our significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from our Board of Directors but without obtaining prior approval from our shareholders. If we were a Delaware corporation, we would need, subject to certain exceptions, prior approval from shareholders holding at least two-thirds of our outstanding common shares not owned by such interested shareholder to enter into a business combination (which, for this purpose, includes asset sales of greater than 10% of our assets that would otherwise be considered transactions in the ordinary course of business) with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we had opted out of the relevant Delaware statute, as provided for in that statute.

Shareholders’ suits

The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of our company, against any director or officer for any act or failure to act in the performance of the director or officer’s duties, except with respect to any fraud or dishonesty of the director or officer. In comparison, class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of directors and officers

Under Bermuda law and our bye-laws, we indemnify our directors, officers and any other person appointed to a committee of the Board of Directors, and their respective heirs, executors or administrators, to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense incurred or suffered by such person by reason of any act done, conceived in or omitted in the conduct of our business or in the discharge of his/her duties; provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act. Under our bye-laws, each of our shareholders agrees to waive any claim or right of action, other than those involving fraud or dishonesty, against us or any of our officers or directors.

Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful.

Inspection of corporate records

Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association, including its objects and powers, and any alteration to our memorandum of association and documents relating to any increase or reduction of authorized capital. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and financial statements, which must be presented to the annual general meeting of shareholders. The register of our shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but may establish a branch register outside of Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any stockholder to inspect or obtain copies of a corporation’s stockholder list and its other books and records for any purpose reasonably related to such person’s interest as a stockholder.

Shareholder proposals

Under Bermuda law, the Companies Act provides that shareholders may, as set forth below and at their own expense, unless a company otherwise resolves, require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates or not less than 100 shareholders. The bye-laws also require that shareholders provide us with advance notice of shareholder proposals to be brought before any general meeting of the shareholders. Delaware law does not include a provision restricting the manner in which nominations for directors may be made by stockholders or the manner in which business may be brought before a meeting.

Calling of special shareholders meetings

Under our bye-laws, a special general meeting may be called by the board of directors or by our Chairman of the Board or Deputy Chairman of the Board. Under Bermuda law, a special meeting may also be called by the shareholders when requisitioned by the holders of at least 10% of the paid up voting share capital of our company as provided by the Companies Act. Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bye-laws to call a special meeting of stockholders.

Amendment of memorandum of association

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the outstanding shares entitled to vote thereon and a majority of the outstanding shares of each class entitled to vote thereon as a class are required to approve the amendment of the certificate of incorporation at the stockholders meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of any class of a company’s stock, the holders of the outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, should be entitled to vote as a class upon the proposed amendment.

However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s certificate of incorporation or any amendment that created such class or was adopted prior to the issuance of such class or that was authorized by the affirmative vote of the holders of a majority of such class or classes of stock.

Amendment of bye-laws

Our bye-laws provide that the bye-laws may only be revoked or amended upon approval by a resolution of our board of directors and by (a) a simple majority of votes cast by our shareholders or (b) by resolution of eighty-five percent (85%) of the total votes cast when the board proposes to repeal, alter or amend the indemnities set out in the bye-laws.

Under Delaware law, holders of a majority of the voting power of a corporation and if so provided in the certificate of incorporation the directors of the corporation, have the power to adopt, amend and repeal the by-laws of a corporation.

Enforcement of judgments and other matters

There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda, and not United States, law.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a United States federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda court to the extent they are contrary to Bermuda public policy. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be available under Bermuda law or enforceable in a Bermuda court, to the extent they are contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

Listing

We have applied to have our common shares approved for quotation on the Nasdaq Global Market under the symbol “GEOV.”

Description of certain indebtedness

Subordinated debentures

On November 1, 2005, HFF&L (Bermuda) Capital Trust I and HFF&L (U.S.) Capital Trust I, Delaware statutory business trusts formed by our indirect subsidiaries GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc., respectively, issued $40.0 million and $35.0 million, respectively, of trust preferred securities, incurring $1.1 million and $1.2 million, respectively, in transaction costs. These securities have a 30-year maturity, with a provision that allows us to call these securities at par on or after December 15, 2010. If the trust preferred securities are redeemed prior to December 15, 2010 and after December 15, 2008, the holders thereof will be paid the principal plus a varying premium between 4.0% and 0.5% in addition to the accrued interest, depending on the date redeemed. Prior to December 15, 2008, the trust preferred securities may be redeemed only upon the occurrence of certain special tax and regulatory events and in the case of any such redemption the holders of the trust preferred securities will be paid the principal plus a premium of 7.5% in addition to the accrued interest. Cash distributions on these securities are paid quarterly in arrears at a rate equal to the three-month LIBOR, plus a margin of 3.65%. We have the option of deferring distributions on the securities for up to five years so long as no event of default under the securities has occurred and is continuing. If distributions in respect of the trust preferred securities issued by HFF&L (Bermuda) Capital Trust I are deferred or if an event of default occurs, then GeoVera (Bermuda) Holdings, Ltd. is not permitted to declare or pay cash dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to its common shares or to make payments on or to repurchase or redeem any other debt securities issued by GeoVera (Bermuda) Holdings, Ltd. that rank pari passu or junior and subordinate in right of payment to the subordinated debentures issued by GeoVera (Bermuda) Holdings, Ltd. to HFF&L (Bermuda) Capital Trust I described below. If distributions in respect of the trust preferred securities issued by HFF&L (U.S.) Capital Trust I are deferred or if an event of default occurs, then GeoVera Holdings, Inc. is not permitted to declare or pay cash dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to its common shares or to make payments on or to repurchase or redeem any other debt securities issued by GeoVera Holdings, Inc. that rank pari passu or junior and subordinate in right of payment to the subordinated debentures issued by GeoVera Holdings, Inc. to HFF&L (U.S.) Capital Trust I described below.

Proceeds from the sale of trust preferred securities of $75.0 million and $2.3 million of floating rate common securities issued to us by HFF&L (Bermuda) Capital Trust I and HFF&L (U.S.) Capital Trust I were used to purchase $77.3 million of subordinated debentures issued by GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc. These subordinated debentures have the same terms with respect to maturity, payments, and distributions as the trust preferred securities issued by HFF&L (Bermuda) Capital Trust I and HFF&L (U.S.) Capital Trust I. The subordinated debentures are subordinated and junior in right of payment to all present and future senior indebtedness of GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc. GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc. have fully and unconditionally guaranteed certain of the obligations of HFF&L (Bermuda) Capital Trust I and HFF&L (U.S.) Capital Trust I under the trust preferred securities issued by each trust. The foregoing guarantees are subordinated and junior in right of payment to all of present and future senior indebtedness of GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc., respectively. In addition, GeoVera (Bermuda) Holdings, Ltd. has guaranteed all payments that GeoVera Holdings, Inc. is obligated to make under the subordinated debentures issued by GeoVera Holdings, Inc. See “Management’s discussion and analysis of financial condition and results of operations—Capital resources.” The proceeds from these subordinated debentures are being used to support growth in our Insurance Subsidiaries and for general corporate purposes.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common shares, and a significant public market for our common shares may not develop or be sustained after this offering. Future sales of significant amounts of our common shares, including shares of our outstanding common shares issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common shares and could impair our future ability to raise capital through the sale of our equity securities.

Sale of restricted shares and lock-up agreements

Upon the closing of this offering, we will have 21,466,617 outstanding common shares based upon our shares outstanding as of May 25, 2007. Of these shares, the common shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act.

The remaining common shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144 of the Securities Act. However, all of these remaining common shares are held by the Parent, which is subject to a lock-up agreement for a period of 180 days after the date of this prospectus under which they have agreed not to sell or otherwise dispose of its common shares, subject to certain exceptions. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements.

Beginning 180 days after the date of this prospectus, 15,855,074 of these remaining common shares will be eligible for sale in the public market, subject to volume limitations under Rule 144.

Rule 144

In general, Rule 144 allows a shareholder, or shareholders where shares are aggregated, who has beneficially owned common shares for at least one year and who files a Form 144 with the SEC to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of shares of common shares then outstanding, which will equal approximately 214,666 shares immediately after this offering; or

•	the average weekly trading volume of the common shares during the four calendar weeks preceding the filing of the Form 144 with respect to the sale.

Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company.

Sales under Rules 144

No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common shares prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 because this will depend on the market price of our common shares, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common shares in the public market could adversely affect the market price of our common shares.

Lock-up agreements

We, the selling shareholder, all of our directors and officers and holders of substantially all our outstanding common shares and options have agreed that, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares, including common shares which may be deemed to be beneficially owned by such person and securities which may be issued upon exercise of an option or warrant; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares,

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, each of our directors and officers and holders of substantially all of our common shares agrees that, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, such person will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

Subject to certain exceptions, the restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of common shares to the underwriters in this offering;

•	the issuance by us of common shares upon the exercise of an option or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

the issuance by us of common shares in exchange for securities of our selling shareholder previously issued by it that are outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transfers of common shares or any security convertible into or exercisable or exchangeable for common shares to another corporation, limited partnership or business entity that is an affiliate of the party to the lock-up agreement;

•	distributions or dividends of common shares or any security convertible into or exercisable or exchangeable for common shares to equity holders of the selling shareholder, including upon the liquidation and dissolution of the selling shareholder pursuant to a plan of liquidation approved by its equity holders;

•	transactions relating to common shares or other securities acquired in open market transactions after the completion of the offering of the common shares;

•	the filing of registration statements on Form S-8;

•

the exercise of options to purchase common shares pursuant to employee benefit plans disclosed in this prospectus and the related transfer to us from option holders of common shares (1) deemed to occur for cashless exercise of such options, (2) for the payment of the exercise price of such options or (3) for the payment of taxes, including estimated taxes, due as a result of the exercise of such options; or

•

transfers of common shares or any security convertible into or exercisable or exchangeable for common shares (1) to an immediate family member or a trust formed for the benefit of such person or (2) via gift, will or intestacy;

provided that in the case of each of the last two types of transactions, each donee, heir, beneficiary or other transferee or distributee agrees to be subject to the restrictions described in the preceding paragraphs and in the case of each of the last three types of transactions, no filing under Section 16 of the Securities Exchange Act of 1934, as amended, is required or voluntarily made in connection with these transactions during this 180-day restricted period.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17-days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. See “Underwriting.”

Registration rights

We intend to enter into a members’ agreement with the Investor Group in the future that we contemplate will contain certain registration rights provisions. Shareholders who are parties to the members’ agreement will have the right, subject to various conditions and limitations, to include their shares of our common shares in registration statements relating to our securities. The right to include shares in an underwritten registration will be subject to the ability of the underwriters to limit the number of shares included in the offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our common shares to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See “Certain relationships and related-party transactions—Relationships with our Investor Group and underwriters—Members’ agreement.”

Material tax consequences

The following summary of our taxation and the taxation of our shareholders is based upon current law and addresses all the material tax considerations that may be relevant to a decision to purchase shares. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of the material tax considerations under (1) “Bermuda tax considerations” is based upon the advice of Appleby, Bermuda legal counsel and (2) “United States taxation” is based upon the advice of Latham & Watkins LLP. The statements of law or legal conclusions set forth in “United States taxation” constitute the opinion of Latham & Watkins LLP. The statements of law or legal conclusions set forth in “Bermuda tax considerations” constitute the opinion of Appleby. Each of these firms has reviewed the relevant portion of this discussion (as set forth above) and believes that such portion of the discussion constitutes, in all material respects, an accurate summary of the relevant income tax considerations relating to GeoVera Holdings and its subsidiaries and the ownership of GeoVera Holdings shares by investors that are United States Persons (as defined below). The advice of such firms does not include any factual or accounting matters, determinations or conclusions such as insurance accounting determinations or computations of related person insurance income and amounts or components thereof (for example, amounts or computations of income or expense items or reserves entering into related person insurance income computations) or facts relating to the business, income, reserves or activities of GeoVera Holdings and its subsidiaries. The advice of these firms relies upon and is premised on the accuracy of factual statements and representations made by GeoVera Holdings concerning the business and properties, ownership, organization, source of income and manner of operation of GeoVera Holdings and its subsidiaries.

The discussion is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could materially adversely affect the tax consequences to us and to holders of common shares.

The tax treatment of a holder of common shares, or of a person treated as a holder of common shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Statements contained in this prospectus as to the beliefs, expectations and conditions of GeoVera Holdings and its subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the advice of counsel.

Bermuda tax considerations

Bermuda does not currently impose any income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax on us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. There is currently no Bermuda withholding or other tax on principal, interest or dividends paid to holders of the shares, other than holders ordinarily resident in Bermuda, if any. We cannot assure you that we or our shareholders will not be subject to any such tax in the future.

GeoVera Holdings and GeoVera Re have received a written assurance dated February 13, 2007 and November 8, 2005, respectively, from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that, if any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax would not be applicable to GeoVera Holdings or GeoVera Re or to any of their respective operations, common shares, debentures or obligations until March 28, 2016; provided that the assurance is subject to the condition that it will not be construed to prevent the application of such tax to people ordinarily resident in Bermuda, or to prevent the application of any taxes payable by GeoVera Holdings or GeoVera Re in respect of real property or leasehold interests in Bermuda held by them. We cannot assure you that we will not be subject to any such tax after March 28, 2016.

United States taxation

The following is a general summary of the material United States federal income tax considerations related to the purchase, ownership and disposition of our common shares. Insurance companies are subject to set of specialized and complex tax rules. This summary deals only with shareholders that are United States Persons (as defined below) who purchase our common shares in this offering and who hold our common shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code, or the Code. This summary does not address all aspects of United States federal income taxation that may be applicable to shareholders in light of their particular circumstances or to shareholders subject to special treatment under United States federal income tax law, such as (without limitation):

•	certain United States expatriates;

•	shareholders that hold our common shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment;

•	shareholders who hold their shares as a result of a constructive sale;

•	shareholders whose functional currency is not the United States dollar;

•	shareholders that are entities treated as partnerships for United States federal income tax purposes and investors in such partnerships;

•	foreign persons and entities;

•

persons who are considered with respect to GeoVera Holdings or any of our non-United States subsidiaries as “United States shareholders” for purposes of the “controlled foreign corporation” (“CFC”) rules of the Code (generally, a United States Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of shares entitled to vote of GeoVera Holdings or any of our non-United States subsidiaries (i.e., 10% United States Shareholders));

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	tax-exempt entities;

•	dealers in securities or foreign currencies; and

•	traders in securities that mark-to-market.

Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the Code.

If an entity treated as a partnership holds our common shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

The following summary is not binding on the Internal Revenue Service, or the IRS, or any court. The summary is based on the Code (including the United States Treasury Regulations promulgated thereunder), and any relevant judicial and administrative rulings and decisions, all as in effect on the date hereof and as currently interpreted, and all of which are subject to change at any time, possibly with retroactive effect, which could result in United States federal income tax consequences different from those described below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if so challenged. No ruling has been or will be sought from the IRS as to the United States federal income tax consequences of the purchase, ownership and disposition of our common shares.

PROSPECTIVE INVESTORS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES TO THEM, INCLUDING THE APPLICABLE UNITED STATES FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES TO THEM AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

For purposes of this discussion, the term “United States Person” means (1) a citizen or resident alien individual of the United States, (2) a partnership or corporation, created or organized in or under the laws of the United States, or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, (4) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States Persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a United States Person for United States federal income tax purposes or (5) any other person or entity that is treated for United States federal income tax purposes as if it were one of the foregoing.

Taxation of dividends

Subject to the discussions below relating to the potential application of the CFC, passive foreign investment company (“PFIC”) and RPII rules, cash distributions, if any, made with respect to our common shares will constitute dividends for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as computed using United States federal income tax principles). Dividends paid before 2011 to non-corporate shareholders who are United States Persons should be eligible for a reduced maximum tax rate of 15%, provided the dividends constitute “qualified dividend income” and the shareholders satisfy certain holding period and other requirements. Any dividends paid on our common shares generally will be “qualified dividend income,” provided that GeoVera Holdings is not a PFIC and our common shares are readily tradable on an established securities market in the United States. Under current IRS guidance, our common shares would be so treated if they are listed on the Nasdaq Global Market. There is no assurance, however, that any dividends paid on our common shares will be eligible for the reduced tax rate. In June 2005, legislation was introduced in the United States Senate which, if enacted in its present form, would preclude our dividends from qualifying for such reduced tax rate prospectively from the date of enactment. This legislation was referred to the Senate Finance Committee, and no further action has been taken with respect to it. In March 2007, similar legislation was introduced in the House of Representatives and Senate. The House bill was referred to the House Committee on Ways and Means and the Senate bill was referred to the Senate Committee on Finance. If either of these bills are enacted, dividends paid on our common shares after the date of enactment would not qualify for the reduced tax rate, even if our common shares are considered to be readily tradable on an established securities market in the United States. Any dividends paid by us that are not eligible for the preferential rate will be taxed as ordinary income to a non-corporate shareholder who is a United States Person. Dividends paid by us to corporate shareholders will not be eligible for the dividends received deduction. To the extent our distributions exceed our earnings and profits, they will be treated first as a return of the shareholder’s basis in our common shares held by such shareholder to the extent thereof, and then as gain from the sale of a capital asset.

Classification of GeoVera Holdings or any of our non-United States subsidiaries as controlled foreign corporations

Each 10% United States Shareholder (as defined below) of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the CFC (directly or indirectly through foreign entities) on the last day of the CFC’s taxable year, must include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. Subpart F income generally includes passive investment income, such as interest, dividends or certain rents or royalties, and certain insurance income. We expect that a significant portion of our income will be of a type that will be subpart F income. A foreign corporation is considered a CFC if 10% United States Shareholders own (directly, indirectly through foreign entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (i.e., “constructively”)) more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or more than 50% of the total value of all stock of such corporation. However, for purposes of taking into account subpart F insurance income of a foreign insurance company, the corporation may also be considered a CFC if 10% United States Shareholders own (directly, indirectly through foreign entities or constructively) more than 25% of the total combined voting power of all classes of voting stock of such corporation, or more than 50% of the total value of all stock of such corporation. A “10% United States Shareholder” is a United States Person that owns (directly, indirectly through foreign entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. As of the date of this prospectus and based on the information available as of the date hereof, we believe that we will be classified as a CFC for the current year and expect that we will continue to be a CFC in the foreseeable future. However, we believe that each of our shareholders classified as a 10% United States Shareholder should be so classified solely as a result of the constructive ownership rules and should avoid current inclusion of undistributed income. Additionally, we believe that our shareholders (who own our common shares directly or indirectly through foreign entities) should avoid classification as 10% United States Shareholders because of the dispersion of our share ownership and the fact that our bye-laws modify the voting rights of our common shares in certain instances. Accordingly, we believe that each such shareholder will not have a subpart F inclusion.

Passive foreign investment companies

In general, a foreign corporation will be a PFIC during a given year if (1) 75% or more of its gross income consists of “passive income” or (2) 50% or more of the average value of its assets (determined on the basis of a quarterly average) produce (or are held for the production of) passive income.

If our company was considered a PFIC during a given year, United States Persons holding our common shares would be subject to a penalty tax at the time of the sale of their shares at a gain or receipt of an “excess distribution” with respect to their shares, and any such gain or “excess distribution” would be ordinary income, unless such persons had made a “qualified electing fund” election or “mark-to-market” election. It is uncertain whether we would be able to provide our shareholders with the information necessary for a United States Person to make a “qualified electing fund” election. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). Under these special rules the excess distribution or gain would be allocated ratably over the shareholder’s aggregate holding period of its common shares. The amount allocated to the current year, and any taxable year prior to the first year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. The interest charge is equal to the applicable rate imposed on underpayments of United States federal income tax for such period. In addition, a distribution paid by us to a United States Person that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for the reduced rate of tax applicable to certain dividends paid before 2011 to non-corporate shareholders. If GeoVera Holdings were considered a PFIC, upon the death of any United States Person who is an individual owning our common shares, such United States Person’s heirs or estate may not be entitled to a “step-up” in the tax basis of our common shares held by such United States Person that might otherwise be available under United States federal income tax laws.

Prospective investors should consult their tax advisor as to the effects of the PFIC rules, including the consequences of making a “qualified electing fund” election or a “mark-to-market” election.

For purposes of PFIC classification, passive income generally includes interest, dividends, annuities and other investment income. The PFIC provisions contain a look-through rule under which a foreign corporation shall be treated as if it “received directly its proportionate share of the income” and as if it “held its proportionate share of the assets” of any other corporation in which it owns at least 25% of the value of the stock. The PFIC rules also provide that income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business” is not treated as passive income.

This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. We expect for purposes of the PFIC rules that GeoVera Re will be predominantly engaged in an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of GeoVera Re’s insurance business in each year of operations. Accordingly, none of the income or assets of GeoVera Re should be treated as passive. Also, under the look-through rule, GeoVera Holdings should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its direct and indirect subsidiaries for purposes of the 75% test and the 50% test, and we do not expect those subsidiaries to have material amounts of passive income or passive assets. As a result, we believe that GeoVera Holdings should not be treated as a PFIC. However, as there are currently no regulations regarding the application of the PFIC provisions to an insurance company and new regulations or pronouncements interpreting or clarifying these rules may be forthcoming, we can not be certain that the IRS will not challenge this position and that a court will not sustain such challenge. Prospective investors should consult their tax advisor as to the effects of the PFIC rules.

Foreign tax credit

For United States Persons that own common shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of common shares that is treated as a dividend under Section 1248 of the Code) will be treated as non-U.S. source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. We will consider providing shareholders with information regarding the portion of such amounts constituting non-U.S. source income to the extent such information is reasonably available. It is likely that the “subpart F income,” RPII and dividends that are non-U.S. source income will constitute “passive” income for foreign tax credit limitation purposes. Thus, it may not be possible for shareholders to utilize any excess foreign tax credits from other sources to reduce U.S. tax on such income.

Information reporting and backup withholding

Under certain circumstances, United States Persons owning stock in a foreign corporation are required to file IRS Form 5471 with their United States federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (1) a person who is treated as a RPII shareholder, (2) a 10% United States Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned the stock on the last day of that year, and (3) under certain circumstances, a United States Person who acquires stock in a foreign corporation and as a result thereof owns 10% or more of the voting power or value of such foreign corporation, whether or not such foreign corporation is a CFC. Failure to file IRS Form 5471 may result in penalties.

In general, information will be reported to the IRS in connection with dividends paid on our common shares and the proceeds from a sale or other disposition of our common shares unless the holder of such shares establishes an exemption from the information reporting requirements. In addition, dividends paid on our common shares and proceeds from the sale of our common shares generally will be subject to United States backup withholding tax unless the holder of such shares (A) is a corporation or other exempt recipient, (B) provides adequate certification that it is not a United States Person, or (C) provides its correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. The amount of any backup withholding from a payment to a United States Person will be allowed as a credit against the United States Person’s United States federal income tax liability and may entitle the United States Person to a refund, provided that the required information is timely furnished to the IRS.

The RPII CFC provisions

The following discussion generally is applicable only if the RPII of GeoVera Re determined on a gross basis, is 20% or more of GeoVera Re’s gross insurance income for the taxable year and the 20% Ownership Exception (as defined below) is not met. The following discussion generally would not apply for any fiscal year in which GeoVera Re’s RPII falls below the 20% threshold. Although we cannot be certain, GeoVera Holdings believes that the gross RPII of GeoVera Re as a percentage of its gross insurance income will be for the foreseeable future below the 20% threshold for each tax year. Additionally, as GeoVera Holdings is not licensed as an insurance company, we do not anticipate that GeoVera Holdings will have insurance income, including RPII. RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a “RPII shareholder” (as defined below) or a “related person” (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract that would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. For purposes of inclusion of the RPII of GeoVera Re in the income of any shareholder of GeoVera Holdings, unless an exception applies, the term “RPII shareholder” means any United States Person who owns (directly or indirectly through foreign entities) any amount of GeoVera Holdings’ shares.

Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons that control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a “related person” with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50% measured by vote or value, of the stock of the corporation. GeoVera Re will be treated as a CFC under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through foreign entities or constructively) 25% or more of the shares of GeoVera Holdings by vote or value.

RPII exceptions

The special RPII rules do not apply if (1) direct and indirect policyholders and persons related to such policyholders, whether or not United States Persons, are treated as owning (directly or indirectly through foreign entities) less than 20% of the voting power and less than 20% of the value of the stock of GeoVera Holdings, which we refer to as the “20% Ownership Exception,” (2) RPII, determined on a gross basis, is less than 20% of GeoVera Re’s gross insurance income for the taxable year, which we refer to as the “20% Gross Income Exception,” (3) GeoVera Re elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business, and waives all treaty benefits with respect to RPII and meets certain other requirements or (4) GeoVera Re elects to be treated as a U.S. corporation and waives all treaty benefits and meets certain other requirements. Where none of these exceptions applies, each United States Person owning or treated as owning any shares in GeoVera Holdings (and therefore, indirectly, in GeoVera Re) on the last day of GeoVera Holdings’ taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII for the portion of the taxable year during which GeoVera Re was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such United States Persons at that date, but limited by each such United States Person’s share of GeoVera Re’s current year earnings and profits as reduced by the United States Person’s share, if any, of certain prior year deficits in earnings and profits. GeoVera Re intends to operate in a manner that is intended to ensure that it qualifies for the 20% Gross Income Exception. Although we do not expect that the RPII of GeoVera Re will equal or exceed 20% of its gross insurance income, it is possible that we will not be successful in qualifying under this exception.

Computation of RPII

In order to determine how much RPII GeoVera Re has earned in each taxable year, GeoVera Re may obtain and rely upon information from its insureds and reinsureds to determine whether any of the reinsureds or persons related thereto owning (directly or indirectly through non-U.S. entities) shares of GeoVera Holdings are United States Persons. GeoVera Holdings may not be able to determine whether any of the underlying direct or indirect insureds to which GeoVera Re provides reinsurance are shareholders or related persons to such shareholders. Consequently, GeoVera Holdings may not be able to determine accurately the gross amount of RPII earned by GeoVera Re in a given taxable year. For any year in which GeoVera Re does not meet the 20% Gross Income Exception or the 20% Ownership Exception, GeoVera Holdings may also seek information from its shareholders as to whether beneficial owners of shares at the end of the year are United States Persons so that the RPII may be determined and apportioned among such persons; to the extent GeoVera Holdings is unable to determine whether a beneficial owner of shares is a United States Person, GeoVera Holdings may assume that such owner is not a United States Person, thereby increasing the per-share RPII amount for all known RPII shareholders.

If, as expected, RPII is less than 20% of gross insurance income, RPII shareholders will not be required to include RPII in their taxable income. The amount of RPII includable in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

Apportionment of RPII to U.S. holders

Every RPII shareholder who owns shares on the last day of any fiscal year of GeoVera Holdings in which GeoVera Re does not meet the 20% Gross Income Exception or the 20% Ownership Exception should expect that for such year it will be required to include in gross income its share of GeoVera Re’s RPII for the portion of the taxable year during which GeoVera Re was a CFC under the RPII provisions, whether or not distributed, even though it may not have owned the shares throughout such period. A RPII shareholder who owns shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of GeoVera Re’s RPII.

Basis adjustments

A RPII shareholder’s tax basis in its shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by GeoVera Holdings out of previously taxed RPII income. The RPII shareholder’s tax basis in its shares will be reduced by the amount of such distributions that are excluded from income.

Uncertainty as to application of RPII

The RPII provisions have never been interpreted by the courts or the Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made in the proposed regulation or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. These provisions include the grant of authority to the Treasury Department to prescribe “such regulations as may be necessary to carry out the purposes of this subsection, including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise.” Accordingly, the meaning of the RPII provisions and their application to GeoVera Re is uncertain. In addition, we cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Any prospective investor considering an investment in common shares should consult his tax advisor as to the effects of these uncertainties.

Dispositions of our common shares

Subject to the discussions below relating to the potential application of Code Section 1248 and PFIC rules, holders of our common shares generally should recognize capital gain or loss for United States federal income tax purposes on the sale, exchange or other disposition of our common shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for our common shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 15% for non-corporate shareholders and 35% for corporations.

Code Section 1248 provides that if a United States Person sells or exchanges stock in a foreign corporation and such person owned (directly, indirectly through certain foreign entities or constructively) 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of such United States Person’s allocable share of the CFC’s earnings and profits (determined under United States federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). Because of the anticipated dispersion of our share ownership and the fact that our bye-laws modify the voting rights of our common shares in certain instances, we believe that no United States Person that acquires our common shares in this offering and did not own (directly, indirectly through foreign entities or constructively) shares of GeoVera Holdings prior to this offering should be treated as owning (directly, indirectly through foreign entities or constructively) 10% or more of the total voting power of GeoVera Holdings. To the extent this is the case, the application of Code Section 1248 should not apply to a disposition of our common shares. A 10% United States Shareholder may, in certain circumstances, be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the United States federal income tax or information return that it would normally file for the taxable year in which the disposition occurs.

Code Section 1248 also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would have been treated as a CFC for RPII purposes (regardless of whether the shareholder is a 10% United States Shareholder or the 20% income threshold, discussed below, has been met) at any time during the five-year period ending on the date of disposition and the selling United States Person owned any stock at that time. If it applies in this case, Code Section 1248 may recharacterize gain as a dividend to the extent of the selling United States Person’s share (taking into account certain rules for determining a holders’ share of RPII) of the corporation’s undistributed earnings and profits that were accumulated during the period that the United States Person owned the shares (possibly whether or not those earnings and profits are attributable to RPII). Existing proposed regulations do not address whether Code Section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. We believe that this application of Code Section 1248 under the RPII rules should not apply to dispositions of our common shares because GeoVera Holdings will not be directly engaged in the insurance business. However, there can be no assurance that the IRS will not successfully assert under current law the contrary position or that the Treasury Department will not amend the proposed regulations to provide that section 1248 will apply to dispositions of our common shares. Prospective investors are urged to consult their tax advisors regarding the effects of these rules on a disposition of common shares.

Proposed U.S. tax legislation

Legislation is periodically introduced in the U.S. Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. It is possible that broader based legislative proposals could emerge in the future that could have an adverse impact on us or our shareholders. The U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States or is a PFIC, or whether United States Persons would be required to include in their gross income the “subpart F income” or the RPII of a CFC, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

Tax-exempt shareholders

If our non-U.S. insurance subsidiary, GeoVera Re, is considered a CFC in general (or with respect to RPII), tax-exempt entities that are considered 10% United States Shareholders of such non-U.S. insurance subsidiary (or with respect to RPII, United States persons that hold any of our common shares) will be required to treat their proportionate share of certain insurance and reinsurance income of such subsidiary (or all of such subsidiary’s RPII) as unrelated business taxable income that generally is subject to tax, whether or not such income is currently distributed. Prospective investors that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code.

United States trade or business

If GeoVera Holdings or any of the foreign entities in our group were considered to be engaged in a trade or business in the United States, such entities could be subject to U.S. federal income tax and additional branch profits taxes on the portion of its earnings that are effectively connected to such U.S. business. We intend to manage our business so that each of our foreign entities should operate in such a manner that they should not be treated as engaged in a U.S. trade or business and, thus, should not be subject to U.S. federal taxation (other than U.S. federal excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. federal withholding tax on certain U.S. source investment income). However, because there is considerable uncertainty as to the activities which constitute being engaged in a trade or business within the United States, we cannot be certain that the Internal Revenue Service will not contend successfully that we are engaged in a trade or business in the United States.

Underwriting

Under the terms of an underwriting agreement dated the date of this prospectus, each of the underwriters named below, for whom J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives and joint book-running managers for this offering, have severally agreed to purchase from us and the selling shareholder, and we and the selling shareholder have agreed to sell to them, the number of our common shares shown opposite their names below:

Name	Number of Shares

J.P. Morgan Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Keefe, Bruyette & Woods, Inc.

William Blair & Company, L.L.C.

Dowling & Partners Securities, LLC

Total	5,900,000

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriting agreement provides that the underwriters’ obligation to purchase our common shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of our common shares (other than those shares covered by the over-allotment option described below) if they purchase any of the shares.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

We have granted to the underwriters an option to purchase up to an aggregate of 885,000 our common shares at the initial public offering price less the underwriting discounts and commissions. The underwriters may exercise this option at any time, and from time to time, within 30 days from the date of this prospectus. The option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common shares approximately proportionate to that underwriter’s initial purchase commitment.

Our common shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any of our common shares sold by the underwriters to security dealers may be sold at a discount of up to $             per share from the initial public offering price. Any of these securities dealers may resell any of our common shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share to other dealers. After the offering, the representatives may change the public offering price and other offering terms.

We estimate that our total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.4 million, all of which are payable by us.

We, the selling shareholder, all of our directors and officers and holders of substantially all our outstanding common shares and options have agreed that, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares, including common shares which may be deemed to be beneficially owned by such person and securities which may be issued upon exercise of an option or warrant; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares,

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, each of our directors and officers and holders of substantially all of our common shares agrees that, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, such person will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

Subject to certain exceptions, the restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of common shares to the underwriters in this offering;

•	the issuance by us of common shares upon the exercise of an option or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

the issuance by us of common shares in exchange for securities of our selling shareholder previously issued by it that are outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transfers of common shares or any security convertible into or exercisable or exchangeable for common shares to another corporation, limited partnership or business entity that is an affiliate of the party to the lock-up agreement;

•

distributions or dividends of common shares or any security convertible into or exercisable or exchangeable for common shares to equity holders of the selling shareholder, including upon the liquidation and dissolution of the selling shareholder pursuant to a plan of liquidation approved by its equity holders;

•	transactions relating to common shares or other securities acquired in open market transactions after the completion of the offering of the common shares;

•	the filing of registration statements on Form S-8;

•

the exercise of options to purchase common shares pursuant to employee benefit plans disclosed in this prospectus and the related transfer to us from option holders of common shares (1) deemed to occur for cashless exercise of such options, (2) for the payment of the exercise price of such options or (3) for the payment of taxes, including estimated taxes, due as a result of the exercise of such options; or

•

transfers of common shares or any security convertible into or exercisable or exchangeable for common shares (1) to an immediate family member or a trust formed for the benefit of such person or (2) via gift, will or intestacy;

provided that in the case of each of the last two types of transactions, each donee, heir, beneficiary or other transferee or distributee agrees to be subject to the restrictions described in the preceding paragraphs and in the case of each of the last three types of transactions, no filing under Section 16 of the Securities Exchange Act of 1934, as amended, is required or voluntarily made in connection with these transactions during this 180-day restricted period.

The 180 day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180-day period;

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

At any time and without public notice, the representatives may in their discretion, release all or some of our common shares from these lock-up agreements. When determining whether or not to release our common shares from these restrictions, the representatives will consider, among other factors, the holder’s reason for requesting the release, the number of our common shares and other securities for which the release is being requested and market conditions at the time. The representatives have no present intent to release any of our common shares from these lock-up agreements.

We have applied to have our common shares approved for quotation on the Nasdaq Global Market under the symbol “GEOV.”

Prior to this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiation among the representatives, the selling shareholder and us. The factors that will be considered in determining the initial public offering price include:

•	the prevailing market conditions;

•	our financial information;

•	the history and prospects for the industry in which we compete;

•	an overall assessment of our management;

•	estimates of our business potential and earning prospects; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common shares will develop and continue after this offering.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common shares.

	Paid by us		Paid by selling shareholder		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$	$	$

Total	$	$	$	$	$	$

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares, including:

•	stabilizing transactions;
•	short sales;
•	purchases to cover positions created by short sales;
•	imposition of penalty bids; and
•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These transactions may also include making short sales of our common shares, which involves the sale by the underwriters of a greater number of our common shares than they are required to purchase in this offering, and purchasing our common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of our common shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common shares, in whole or in part, or by purchasing our common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of our common shares available for purchase in the open market as compared to the price at which they may purchase our common shares through their option to purchase additional common shares.

Naked short sales are in excess of the underwriters’ over-allotment option to purchase additional shares of our common shares. The underwriters must close out any naked short position by purchasing our common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market that could materially adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased our common shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. If these activities are commenced, they may be discontinued by the underwriters at any time.

Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of our common shares offered by them.

Relationships

Certain of the underwriters and their affiliates from time to time have provided certain investment banking, commercial banking and financial advisory services to us and our affiliates, for which they have received customary fees and commissions, and they may provide these services to us in the future, for which they would receive customary fees and commissions.

Through our trusts HFF&L (Bermuda) Capital Trust I and HFF&L (U.S.) Capital Trust I, which were formed by our indirect subsidiaries GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc., respectively, we issued and sold to affiliates of Cohen Bros. & Company and Merrill Lynch & Co. trust preferred securities with aggregate liquidation amounts of $40 million and $35 million, respectively, in two private placements. We paid fees in connection with those two transactions to affiliates of Cohen Bros. & Company and Merrill Lynch & Co. totaling $2,060,000.

Notice to prospective investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of our common shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in implementation date), an offer of our common shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to our common shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of our common shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of our common shares have not authorized and do not authorize the making of any offer of our common shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of our common shares as contemplated in this prospectus. Accordingly, no purchaser of our common shares, other than the underwriters, is authorized to make any further offer of our common shares on behalf of the sellers or the underwriters.

Notice to prospective investors in the United Kingdom

Each of the underwriters has represented and agreed that:

•

it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Legal matters

Certain matters as to U.S. law in connection with this offering will be passed upon for us by Latham & Watkins LLP, San Francisco, California. The validity of the shares of common shares offered hereby will be passed upon for us by Appleby, Hamilton, Bermuda. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated balance sheets of GeoVera Insurance Holdings, Ltd. and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated and combined statements of income and comprehensive income, shareholder’s equity, and cash flows for the year ended December 31, 2006, the period November 1, 2005 to December 31, 2005, the period January 1, 2005 to October 31, 2005 and the year ended December 31, 2004 and the related financial statement schedules, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common shares offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We are required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. You may also obtain this information, without charge, by request to the Office of the Corporate Secretary located at 4820 Business Center Drive, Suite 200, Fairfield, California 94534; Attention: Corporate Secretary; Telephone (707) 863-3700.

We intend to provide our shareholders with annual reports containing financial statements that have been audited by an independent accounting firm, and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

Enforcement of civil liabilities under United States federal securities laws and other matters

We are organized under the laws of Bermuda. In addition, some of our assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to recover against us on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. However, we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of common shares made hereby by serving GeoVera Holdings, Inc., Attention: General Counsel.

We have been advised by Appleby, our Bermuda counsel, that there is doubt as to whether the Courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Appleby that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda, and not U.S., law. The courts of Bermuda would recognize a judgment based on such a U.S. judgment as long as (1) the U.S. court had proper jurisdiction over the parties subject to the judgment, (2) the U.S. court did not contravene the rules of natural justice of Bermuda, (3) the U.S. judgment was not obtained by fraud, (4) the enforcement of the U.S. judgment would not be contrary to the public policy of Bermuda, (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda and (6) there is due compliance with the correct procedures under the laws of Bermuda.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to public policy. It is the advice of Appleby that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda Court. Some remedies available under the laws of U.S. jurisdictions, including some remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

Index to consolidated and combined financial statements

Interim consolidated balance sheets at March 31, 2007 and December 31, 2006	F-2

Interim consolidated statements of income and comprehensive income for the three months ended March 31, 2007 and 2006	F-3

Interim consolidated statements of shareholder’s equity for the three months ended March 31, 2007 and 2006	F-4

Interim consolidated statements of cash flows for the three months ended March 31, 2007 and 2006	F-5

Notes to interim consolidated financial statements for the three months ended March 31, 2007 and 2006	F-6

Report of independent registered public accounting firm	F-12

Consolidated balance sheets at December 31, 2006 and 2005	F-13

Consolidated and combined statements of income and comprehensive income for the year ended December 31, 2006, the period November 1, 2005 to December 31, 2005, the period January 1, 2005 to October 31, 2005, and the year ended December 31, 2004

F-14

Consolidated and combined statements of shareholder’s equity for the year ended December 31, 2006, the period November 1, 2005 to December 31, 2005, the period January 1, 2005 to October 31, 2005, and the year ended December 31, 2004

F-15

Consolidated and combined statements of cash flows for the year ended December 31, 2006, the period November 1, 2005 to December 31, 2005, the period January 1, 2005 to October 31, 2005, and the year ended December 31, 2004

F-16

Notes to consolidated and combined financial statements for the year ended December 31, 2006, the period November 1, 2005 to December 31, 2005, the period January 1, 2005 to October 31, 2005, and the year ended December 31, 2004

F-17

Schedules:

Schedule I—Summary of investments other than investments in related parties	F-45

Schedule II—Condensed financial information of parent	F-46

Schedule III—Supplementary insurance information	F-49

Schedule IV—Reinsurance	F-50

Schedule V—Supplementary insurance information concerning property and casualty operations	F-51

Schedule VI—Valuation and qualifying accounts	F-52

GeoVera Insurance Holdings, Ltd.

Interim consolidated balance sheets

March 31, 2007 and December 31, 2006

(Amounts in thousands, except share data)

	March 31, 2007	December 31, 2006

	(Unaudited)

Assets

Investment securities:
Fixed maturities, available for sale, at fair value	$295,335	$264,042
Short-term securities, at fair value	3,449	—
Other investments, at cost	2,330	2,330

Total investment securities	301,114	266,372
Cash and cash equivalents	127,713	160,780
Accrued interest income	2,006	2,107
Premiums receivable	36,744	34,664
Reinsurance recoverable on paid and unpaid losses	28,181	36,663
Prepaid reinsurance premiums	8,084	8,538
Deferred acquisition costs, net	14,419	15,293
Deferred tax asset	7,586	5,021
Income taxes receivable	—	363
Amounts receivable for securities sold	8,018	135
Goodwill	19,365	19,365
Intangible assets, net of accumulated amortization	12,849	13,335
Loans receivable from management	—	2,142
Fixed assets, net of accumulated depreciation	3,164	3,021
Other assets	4,061	2,029

Total assets	$573,304	$569,828

Liabilities and Shareholder’s Equity

Liabilities:
Unpaid losses and loss adjustment expenses	$64,094	$67,143
Unearned premiums	132,172	140,989
Unearned underwriting fees	10,769	9,713
Advance premiums	11,116	7,564
Ceded reinsurance premiums	4,121	10,057
Accounts payable, accrued expenses and other liabilities	19,991	19,954
Current federal income taxes payable	3,996	—
Subordinated debentures	75,046	75,026

Total liabilities	321,305	330,446

Shareholder’s equity:
Common shares, $0.0001 par value, authorized 60,000,000 issued and outstanding (2007: 19,401,617; 2006: 19,474,373)	2	2
Additional paid-in capital	217,318	218,457
Accumulated other comprehensive income, net of taxes	662	317
Retained earnings	34,017	20,606

Total shareholder’s equity	251,999	239,382

Total liabilities and shareholder’s equity	$573,304	$569,828

See accompanying notes to interim consolidated financial statements.

GeoVera Insurance Holdings, Ltd.

Interim consolidated statements of income and

comprehensive income

Three months ended March 31, 2007 and 2006

(Amounts in thousands, except per-share data)

	Three months ended March 31,
	2007	2006

	(Unaudited)

Revenues:
Premiums earned, net	$40,303	$36,373
Policy and underwriting fees earned	4,738	116
Investment income, net	5,059	3,660
Net realized investment gains (losses)	215	(135)

Total revenues	50,315	40,014

Expenses:
Losses and loss adjustment expenses, net	14,347	17,022
Acquisition costs, net	7,541	6,910
Other operating expenses	10,249	7,105
Amortization of intangibles	485	485
Interest expense	1,727	1,535

Total expenses	34,349	33,057

Income before income taxes	15,966	6,957
Income tax expense	2,555	693

Net income	13,411	6,264
Unrealized gain (loss) on investments, net of tax	343	(1,248)
Other comprehensive income	2	4

Comprehensive income	$13,756	$5,020

Earnings per share:
Basic	$0.69	$0.32
Diluted	$0.69	$0.32

See accompanying notes to interim consolidated financial statements.

GeoVera Insurance Holdings, Ltd.

Interim consolidated statements of shareholder’s equity

Three months ended March 31, 2007 and 2006

(Amounts in thousands, except per-share data)

	Three months ended March 31,
	2007	2006

	(Unaudited)

Common shares:
Balance, beginning of period	$2	$2

Balance, end of period	2	2

Additional paid-in capital:
Balance, beginning of period	218,457	217,433
Restricted share vesting	427	222
Shares repurchased and retired	(1,566)	—

Balance, end of period	217,318	217,655

Accumulated other comprehensive income:
Balance, beginning of period	317	51
Change in unrealized gain (loss) on investment securities, net of taxes	343	(1,248)
Other comprehensive income	2	4

Balance, end of period	662	(1,193)

Retained earnings:
Balance beginning of period	20,606	4,786
Net income	13,411	6,264

Balance, end of period	34,017	11,050

Total shareholder’s equity	$251,999	$227,514

Common shares outstanding:
Balance, beginning of period	19,474	19,402
Restricted share vesting	44	—
Shares repurchased and retired	(116)	—

Balance, end of period	19,402	19,402

See accompanying notes to interim consolidated financial statements.

GeoVera Insurance Holdings, Ltd.

Interim consolidated statements of cash flows

Three months ended March 31, 2007 and 2006

(Amounts in thousands, except per-share data)

	Three months ended March 31,
	2007	2006

	(Unaudited)

Cash flows from operating activities
Net income	$13,411	$6,264

Adjustments to reconcile net income to net cash provided by operating activities:
Net realized investment (gains) losses	(215)	135
Net accretion of premium on fixed maturities	47	227
Depreciation and amortization	806	739
Deferred income taxes	(2,604)	(1,032)
Change in:
Premiums receivable	(2,080)	(8,383)
Reinsurance recoverable on paid and unpaid losses	8,482	29,125
Prepaid reinsurance premiums	454	14,652
Deferred acquisition costs, net	874	(660)
Federal income taxes	4,359	(2,318)
Unpaid losses and loss adjustment expenses	(3,049)	(18,247)
Unearned premiums	(8,817)	(1,882)
Unearned underwriting fees	1,057	—
Advance premiums	3,552	5,078
Ceded reinsurance premiums	(5,935)	11,100
Accounts payable, accrued expenses and other liabilities	(2,942)	5,576
Other	(1,729)	(1,649)

Net cash provided by operating activities	5,671	38,725

Cash flows from investing activities
Proceeds from sale and maturity of fixed maturities	29,984	38,893
Purchases of fixed maturities	(65,530)	(131,486)
Short term securities, (purchase) sales, net	(3,326)	(2,443)
Due from Former Parent	—	9,665
Loans receivable from management	2,142	—
Purchases of fixed assets	(444)	(196)

Net cash used in investing activities	(37,174)	(85,567)

Cash flows from financing activities
Shares repurchased and retired	(1,566)	—

Net cash used in financing activities	(1,566)	—

Effect of exchange rate changes on cash	2	4

Net decrease in cash and cash equivalents	(33,067)	(46,838)
Cash and cash equivalents at beginning of the period	160,780	168,222

Cash and cash equivalents at end of period	$127,713	$121,384

See accompanying notes to interim consolidated financial statements.

GeoVera Insurance Holdings, Ltd.

Notes to interim consolidated financial statements

(Amounts in thousands, except per-share data)

(Unaudited)

1. Organization

GeoVera Insurance Holdings, Ltd. is a Bermuda company that provides specialty residential property insurance products through its wholly owned subsidiaries. GeoVera Insurance Holdings, Ltd. was incorporated on December 1, 2006 and is a wholly owned subsidiary of GeoVera Insurance Group Holdings, Ltd. (“Parent”). The Parent was incorporated on June 28, 2005 (“Inception”). For purposes of these financial statements the “Company” refers to the Parent and its subsidiaries from Inception to December 1, 2006 and to GeoVera Insurance Holdings, Ltd. and its subsidiaries thereafter.

The Company, through GeoVera Specialty Insurance Company (“GeoVera Specialty”), GeoVera Insurance Company (“GeoVera Insurance”), and Pacific Select Property Insurance Company (“Pacific Select Property”) (collectively, the “U.S. Insurance Subsidiaries”), provides Specialty Homeowners and Residential Earthquake insurance products on a non-admitted and admitted basis in various states in the United States. GeoVera Specialty Insurance Services, Inc. (“GeoVera Specialty Services”) (together with the U.S. Insurance subsidiaries, the “U.S. Operations”) provides services to a portion of the Company’s wholesale distribution channel and functions as the Company’s in-house claims department. GeoVera Re Ltd. (“GeoVera Re”), the Company’s Bermuda reinsurance subsidiary, assumes premiums from the U.S. Insurance Subsidiaries.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, which are:

GeoVera (Luxembourg I) Holdings S.a.r.l.

GeoVera (Madeira I) Holdings, Lda.

GeoVera (Luxembourg III) Holdings S.a.r.l.

GeoVera (Luxembourg II) Holdings S.a.r.l.

GeoVera (Bermuda) Holdings, Ltd.

GeoVera Re

GeoVera Holdings, Inc.

GeoVera Specialty

GeoVera Insurance

Pacific Select Property

GeoVera Specialty Services

2. Summary of significant accounting policies

(a) Basis of presentation

The accompanying interim financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and do not contain all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Readers are urged to review the Company’s audited consolidated and combined financial statements as of and for the year ended December 31, 2006

GeoVera Insurance Holdings, Ltd.

Notes to interim consolidated financial statements—(Continued)

(Amounts in thousands, except per-share data)

(Unaudited)

for a more complete description of the Company’s business and accounting policies. In the opinion of management, all adjustments necessary for a fair presentation of the interim consolidated financial statements have been included. Such adjustments consist only of normal recurring items. Interim results are not necessarily indicative of operations for the full year. The consolidated balance sheet as of December 31, 2006 was derived from the Company’s audited annual consolidated financial statements. Certain 2006 balances have been reclassified to conform with the 2007 presentation.

The interim financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(b) Use of estimates in financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The significant estimates reflected in the Company’s interim consolidated financial statements include, but are not limited to unpaid losses and loss adjustment expenses, reinsurance recoverable on paid and unpaid losses, including allowances for losses recoverable deemed uncollectible, the fair value of investments, the fair value of restricted share awards and Management Equity Incentive Plan grants, and the recoverability of goodwill and intangible assets. Premiums receivable estimates are reviewed by management on a quarterly basis. Based on management’s review the allowance for bad debt has been established at zero.

3. Reinsurance

In the normal course of business the Company purchases reinsurance to limit its net exposure to catastrophic and other events. The ceded earned premiums were $28,205 and $27,586 for the three months ended March 31, 2007 and 2006, respectively.

4. Investments

The Company regularly performs analytical valuation procedures with respect to its investments, including identifying any security where the fair value is below its cost. Upon identification of such securities, a review is performed to determine whether the decline in fair value is other than temporary. The factors considered in reaching the conclusion that a decline in fair value is other than temporary include, among others, the length of period during which there has been a significant decline in fair value; an analysis of the liquidity, business prospects and overall financial condition of the issuer of the securities; the significance of the decline and the Company’s intent and ability to hold the investment for a sufficient period of time for the security to recover its cost. The amount of any impairment is included in the consolidated statement of income as a realized loss in the period in which it becomes known.

GeoVera Insurance Holdings, Ltd.

Notes to interim consolidated financial statements—(Continued)

(Amounts in thousands, except per-share data)

(Unaudited)

Impairment losses of $777 were recognized during the quarter ended December 31, 2006. The Company’s determination to recognize impairment losses in 2006 was based on the fact that the contract with our investment manager allowed it to trade securities at its discretion, subject to predetermined investment guidelines. We believe that this limited our ability to hold impaired securities until they recover. Effective March 2007 an amendment to the contract with our investment manager was made to require our investment manager to obtain our approval before it sells securities in a loss position. We believe this will provide the Company the ability to hold an investment in a loss position for a sufficient period of time for the security to recover its cost. No impairment losses were recognized during the three months ended March 31, 2007.

The following table sets forth the fair values of various categories of our invested assets and the percentage of the total fair value of our invested assets represented by each category:

	March 31, 2007		December 31, 2006
	Fair Value	% of Total	Fair Value	% of Total

	(Dollars in thousands)
U.S. Government bonds	$28,620	6.7%	$15,437	3.6%
State and municipal bonds	11,690	2.7%	11,727	2.7%
Corporate bonds and notes	35,432	8.3%	34,930	8.2%
Mortgage/asset-backed securities	219,593	51.2%	201,948	47.3%

Fixed maturities	295,335	68.9%	264,042	61.8%
Cash and cash equivalents	127,713	29.8%	160,780	37.7%
Short-term securities, at fair value	3,449	0.8%	—	—
Other investments, at cost	2,330	0.5%	2,330	0.5%

Total investment assets	$428,827	100%	$427,152	100.0%

5. Restricted ordinary share awards and Management Equity Incentive Plan

Restricted ordinary share awards

In order to provide incentives and to retain its key management personnel, the Parent grants executive officers and unaffiliated directors of the Company restricted ordinary shares. Restricted ordinary share grants issued to key employees and the officers vest at a rate of 25% per year while grants to directors vest over one year. In the event of a change in control of the Parent, any unvested shares will become fully vested. The recipients of the restricted share awards have no right to transfer or encumber these shares during the vesting period. In the event a holder of these restricted ordinary shares terminates employment prior to vesting, these shares would be forfeited. There were no shares forfeited during the three months ended March 31, 2007 or for the three months ended March 31, 2006.

During the three months ended March 31, 2007, 6 shares of restricted ordinary shares of the Parent were issued to two new members of our Board of Directors pursuant to restricted ordinary share awards. These shares had a grant date fair value of $84. At December 31, 2006, 73 shares

GeoVera Insurance Holdings, Ltd.

Notes to interim consolidated financial statements—(Continued)

(Amounts in thousands, except per-share data)

(Unaudited)

were vested. During the three months ended March 31, 2007, an additional 44 shares were vested. During March 2007, all vested shares were repurchased at $13.44 per share. The Company recognized compensation expense of $427 and $222 and related tax benefits of $149 and $78 for the three months ended March 31, 2007 and 2006, respectively. At March 31, 2007, 288 restricted ordinary shares were unvested with a total grant date fair value of approximately $3,310.

Management Equity Incentive Plan

In addition to the restricted ordinary share awards, the Company also granted Management Shares to certain employees under the Management Equity Incentive Plan. At March 31, 2007, there were approximately 850 Management Shares outstanding. Each Management Share entitles the holder to a cash bonus based on the aggregate dividends on ordinary shares of the Parent, generally as and when such distributions are made or when the Management Share vests, if later. Management Shares vest at a rate of twenty-five percent (25%) per annum. Management Shares become 100% vested if there is a change in control of the Parent and receive a “Disposition Bonus” paid in cash which is equal to the increase in the fair value of ordinary share over the base value less a dilution amount. The weighted average base value for the Management Shares outstanding at March 31, 2007 was approximately $11.37 per share. The dilution amount is equal to the increase in the value of an ordinary share multiplied by the number of Management Shares at the time of the change of control of the Parent divided by the number of ordinary shares at the time of the change of control of the Parent. As of March 31, 2007, this amount was approximately 4%. During the three months ended March 31, 2007, the Parent issued 64.453 shares of Management Shares. Based on the Management Share vesting schedule, the Company expensed $655 during the three months ended March 31, 2007, which included $381 related to the acceleration of dividends in settlement of loans receivable from management. During the three months ended March 31, 2006, the Company expensed $156. Tax related benefits of $229 and $55 were recognized during the three months ended March 31, 2007 and 2006, respectively, relating to the fair value of Management Shares.

6. Share capital

The Company’s Board of Directors approved a 1-for-3,697.2327 stock split of the Company’s common shares. The 1-for-3,697.2327 stock split took effect March 12, 2007. The stock split has been reflected for all periods in these interim consolidated financial statements.

7. Income taxes

The Company is incorporated under the laws of Bermuda and, under current Bermuda law, is not obligated to pay any taxes in Bermuda based upon income or capital gains.

The Company is subject to U.S. federal income tax only to the extent that it derives U.S. source income that is subject to U.S. withholding tax or income that is effectively connected with the conduct of a trade or business within the U.S. and is not exempt from U.S. tax under an income tax treaty.

GeoVera Insurance Holdings, Ltd.

Notes to interim consolidated financial statements—(Continued)

(Amounts in thousands, except per-share data)

(Unaudited)

The Company is not subject to taxation other than stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Company to change the way it operates or become subject to taxation.

The Company implemented the provisions of FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes” as of January 1, 2007. As of the date of adoption, it was determined that there is no unrecognized tax benefit. The Company does not have any interest or penalties accrued related to tax uncertainties. The Company’s policy is to include any such interest or penalties as a component of income tax expense. The Company does not anticipate any material changes in unrecognized tax benefits within the next 12 months. Prior to the Acquisition, the U.S. Insurance Subsidiaries were a part of a consolidated return of the Former Parent. The Former Parent has indemnified the Company for any pre-Acquisition tax liability. The remaining post-Acquisition tax periods subject to examination by the tax authorities are the period from November 1, 2005 to December 31, 2005 and the year ended December 31, 2006.

8. Earnings per share

Basic net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common share outstanding for each period, including all restricted ordinary share awards that have vested. Diluted net income per common share has been computed on the weighted average number of common shares outstanding during the period, including vested and unvested restricted ordinary shares. Unvested restricted ordinary shares are accounted for using the treasury stock method.

Following are per share amounts for the three months ended March 31, 2007 and 2006:

	Three months ended March 31,
	2007	2006

Net Income	$13,411	$6,264

Weighted average common shares-basic	19,471	19,402

Share equivalents
Restricted ordinary shares	72	25

Weighted average common shares-diluted	19,543	19,427
Basic earnings per share	$0.69	$0.32
Diluted earnings per share	$0.69	$0.32

9. Loans receivable from management

Each officer who was granted restricted ordinary shares made an election pursuant to Section 83(b) of the Internal Revenue Service Code to treat that grant as fully taxable in the year the grant was received. The Company lent money sufficient to cover the tax liability related to this 83(b) election. The loans were in the form of limited recourse notes bearing interest at the

GeoVera Insurance Holdings, Ltd.

Notes to interim consolidated financial statements—(Continued)

(Amounts in thousands, except per-share data)

(Unaudited)

lowest annual rate prescribed by the Internal Revenue Service. The notes mature at the earlier of a) stated maturity date (approximately 9.5 year terms) or b) commencement of an initial public offering. The notes are secured by all restricted ordinary shares and other common shares of the Company owned by the borrower and all income generated by such shares. At December 31, 2006, the total amount due under the notes was $2,142.

In March 2007, all notes were settled in full through a combination of the acceleration of dividends on unvested restricted ordinary shares, cash bonuses on unvested Management Shares, proceeds from the sale back to the Company of restricted ordinary shares and from amounts due to the executive officers from the Company for year-end bonuses.

10. Subsequent events

On May 14, 2007, the Company declared and paid an aggregate dividend of $25,000 on its common shares. The Company’s sole shareholder, the Parent, subsequently distributed the dividend to its shareholders in accordance with applicable restrictions on such distributions.

The Company’s Board of Directors approved a 1-for-2.24 reverse split of the Company’s common shares, a change in the number of authorized common shares to 60,000 and a change in the par value to $0.0001 per common share. These changes took effect on May 24, 2007 and have been reflected for all periods in these interim consolidated financial statements.

Effective May 2007 the Company adopted a 2007 Incentive Award Plan, or the 2007 Plan. The principal purpose of the 2007 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards. The 2007 Plan provides for a variety of such awards, including non-qualified share options, incentive share options (within the meaning of Section 422 of the Code), share appreciation rights, restricted share awards, restricted share unit awards, deferred share awards, dividend equivalents, performance share awards, performance share unit awards, share payment awards, performance-based share awards and other share-based awards. We have reserved 2,000 of our common shares for issuance under our 2007 Plan.

Report of independent registered public accounting firm

The Board of Directors and Stockholders

GeoVera Insurance Holdings, Ltd.:

We have audited the accompanying consolidated balance sheets of GeoVera Insurance Holdings, Ltd. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated and combined statements of income and comprehensive income, shareholder’s equity, and cash flows for the year ended December 31, 2006, the period November 1, 2005 to December 31, 2005, the period January 1, 2005 to October 31, 2005 and the year ended December 31, 2004. These consolidated and combined financial statements and the related financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of GeoVera Insurance Holdings, Ltd. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the year ended December 31, 2006, the period November 1, 2005 to December 31, 2005, the period January 1, 2005 to October 31, 2005 and the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated and combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated and combined financial statements, GeoVera Insurance Holdings, Ltd. adopted the provisions of FASB Statement 123R “Share Based Payments,” January 1, 2006.

/s/ KPMG LLP

San Francisco, California

March 22, 2007 except for Note 22, as to which

the date is May 24, 2007

GeoVera Insurance Holdings, Ltd.

Consolidated balance sheets

December 31, 2006 and 2005

(Amounts in thousands, except share data)

	December 31, 2006	December 31, 2005

Assets

Investment securities:
Fixed maturities, available for sale, at fair value	$264,042	$164,108
Other investments, at cost	2,330	2,330

Total investment securities	266,372	166,438
Cash and cash equivalents	160,780	168,222
Accrued interest income	2,107	1,161
Premiums receivable	34,664	33,072
Reinsurance recoverable on paid and unpaid losses	36,663	89,610
Prepaid reinsurance premiums	8,538	22,814
Deferred acquisition costs, net	15,293	13,769
Deferred tax asset	5,021	—
Income taxes receivable	363	—
Due from Former Parent	—	18,559
Goodwill	19,365	19,625
Intangible assets, net of accumulated amortization	13,335	15,276
Loans receivable from management	2,142	—
Fixed assets, net of accumulated depreciation	3,021	2,482
Other assets	2,164	751

Total assets	$569,828	$551,779

Liabilities and Shareholder’s Equity

Liabilities:
Unpaid losses and loss adjustment expenses	$67,143	$99,083
Unearned premiums	140,989	132,732
Unearned underwriting fees	9,713	—
Advance premiums	7,564	7,077
Ceded reinsurance premiums	10,057	6,029
Accounts payable, accrued expenses and other liabilities	19,954	6,733
Current federal income taxes payable	—	2,004
Deferred tax liability	—	872
Subordinated debentures	75,026	74,977

Total liabilities	330,446	329,507

Shareholder’s equity:
Common shares, $0.0001 par value, authorized 60,000,000 issued and outstanding (2006: 19,474,373; 2005: 19,401,617)	2	2
Additional paid-in capital	218,457	217,433
Accumulated other comprehensive income, net of taxes	317	51
Retained earnings	20,606	4,786

Total shareholder’s equity	239,382	222,272

Total liabilities and shareholder’s equity	$569,828	$551,779

See accompanying Notes to consolidated and combined financial statements.

GeoVera Insurance Holdings, Ltd.

Consolidated and combined statements of income

and comprehensive income

Year ended December 31, 2006, the period November 1, 2005 to December 31, 2005,

the period January 1, 2005 to October 31, 2005, and the year ended December 31, 2004

(Amounts in thousands, except per-share data)

			Predecessor Basis
	Year ended December 31, 2006	November 1, 2005 to December 31, 2005	January 1, 2005 to October 31, 2005	Year ended December 31, 2004

Revenues:
Premiums earned, net	$152,486	$25,657	$8,737	$9,744
Policy and underwriting fees earned	5,489	97	103	53
Investment income, net	18,201	2,006	4,261	3,672
Net realized investment (losses) gains	(1,126)	(472)	(1,327)	1,348

Total revenues	175,050	27,288	11,774	14,817

Expenses:
Losses and loss adjustment expenses, net	66,503	10,880	4	(51)
Acquisition costs, net	29,582	4,314	(16,166)	(25,436)
Other operating expenses	30,280	5,444	13,874	24,982
Amortization of intangibles	1,942	324	—	—
Interest expense	6,734	1,030	—	—

Total expenses	135,041	21,992	(2,288)	(505)

Income before income taxes	40,009	5,296	14,062	15,322
Income tax expense	4,494	510	4,301	2,483

Net income	35,515	4,786	9,761	12,839
Unrealized gain (loss) on investments, net of tax	250	51	(467)	(1,996)
Other comprehensive income	16	—	—	—

Comprehensive income	$35,781	$4,837	$9,294	$10,843

Earnings per share:
Basic	$1.83	$0.25
Diluted	$1.83	$0.25

See accompanying Notes to consolidated and combined financial statements.

GeoVera Insurance Holdings, Ltd.

Consolidated and combined statements of

shareholder’s equity

Year ended December 31, 2006, the period November 1, 2005 to December 31, 2005,

the period January 1, 2005 to October 31, 2005, and the year ended December 31, 2004

(Amounts in thousands, except per-share data)

			Predecessor Basis
	Year ended December 31, 2006	November 1, 2005 to December 31, 2005	January 1, 2005 to October 31, 2005	Year ended December 31, 2004

Common shares:
Balance, beginning of period	$2	$—	$12,600	$12,600
Initial shares issued	—	2	—	—

Balance, end of period	2	2	12,600	12,600

Additional paid in capital:
Balance, beginning of period	217,433	—	48,442	44,720
Initial contribution	—	217,297	—	—
Restricted share vesting	1,024	136	—	—
Capital contribution from Former Parent	—	—	1,454	3,722

Balance, end of period	218,457	217,433	49,896	48,442

Accumulated other comprehensive income:
Balance, beginning of period	51	—	(293)	5,926
Change in unrealized gain (loss) on investment securities, net of taxes	250	51	(467)	(1,996)
Other comprehensive income	16	—	—	—
Change in fair value of investments due to business combination	—	—	—	(4,223)

Balance, end of period	317	51	(760)	(293)

Retained earnings:
Balance, beginning of period	4,786	—	31,186	46,347
Net income	35,515	4,786	9,761	12,839
Dividends, $0.99 per share 2006	(19,695)	—	—	(28,000)

Balance, end of period	20,606	4,786	40,947	31,186

Total shareholder’s equity	$239,382	$222,272	$102,683	$91,935

Common shares outstanding:
Balance, beginning of period	19,402	—
Restricted share vesting	72	—
Shares issued	—	19,402

Balance, end of year	19,474	19,402

See accompanying Notes to consolidated and combined financial statements.

GeoVera Insurance Holdings, Ltd.

Consolidated and combined statements of cash flows

Year ended December 31, 2006, the period November 1, 2005 to December 31, 2005,

the period January 1, 2005 to October 31, 2005, and the year ended December 31, 2004

(Amounts in thousands, except per-share data)

			Predecessor Basis
	Year ended December 31, 2006	November 1, 2005 to December 31, 2005	January 1, 2005 to October 31, 2005	Year ended December 31, 2004

Cash flows from operating activities
Net income	$35,515	$4,786	$9,761	$12,839

Adjustments to reconcile net income to net cash provided by operating activities:
Net realized investment losses (gains)	1,126	472	1,327	(1,348)
Net accretion of premium on fixed maturities	(228)	(392)	651	197
Depreciation and amortization	2,956	450	—	1,474
Deferred income taxes	(5,721)	(1,306)	(9,216)	(2,538)
Change in:
Premiums receivable	(1,592)	5,038	(36,266)	1,629
Reinsurance recoverable on paid and unpaid losses	52,947	16,083	(4,330)	(64,239)
Prepaid reinsurance premiums	14,276	7,277	68,779	(10,904)
Deferred acquisition costs, net	(1,524)	(450)	2,276	303
Federal income taxes	(2,366)	2,279	(5,021)	6,001
Due from Former Parent	—	—	(51,517)	—
Unpaid losses and loss adjustment expenses	(31,940)	(10,281)	7,989	64,185
Unearned premiums	8,257	722	38,948	11,047
Unearned underwriting fees	9,713	—	—	—
Advance premiums	487	(4,011)	—	—
Ceded reinsurance premiums	4,028	(12,703)	18,712	(173)
Accounts payable, accrued expenses and other liabilities	16,954	(787)	72	(621)
Other	(1,151)	(795)	61	489

Net cash provided by operating activities	101,737	6,382	42,226	18,341

Cash flows from investing activities
Proceeds from sale and maturity of fixed maturities	150,303	57,112	82,074	60,906
Purchases of fixed maturities	(254,739)	(139,067)	(86,070)	(20,010)
Purchases of other investments	—	(2,330)	—	—
Short term securities, (purchase) sales, net	(16)	—	16,233	(16,105)
Due from Former Parent	18,559	20,587	—	—
Loans receivable from management	(2,142)	—	—	—
Purchases of fixed assets	(1,465)
Acquisition, net of cash received	—	(66,732)	—	—

Net cash (used in) provided by investing activities	(89,500)	(130,430)	12,237	24,791

Cash flows from financing activities
Issuance of common shares	—	217,299	—	—
Issuance of subordinated debentures, net of expenses	—	74,971	—	—
Dividends to shareholders	(19,695)	—	—	(28,000)
Other	—	—	—	(1,258)

Net cash (used in) provided by financing activities	(19,695)	292,270	—	(29,258)

Effect of exchange rate changes on cash	16	—	—	—

Net (decrease) increase in cash and cash equivalents	(7,442)	168,222	54,463	13,874
Cash and cash equivalents at beginning of the period	168,222	—	11,159	(2,715)

Cash and cash equivalents at end of period	$160,780	$168,222	$65,622	$11,159

Cash paid (refunded) for income taxes	$12,232	$—	$2,179	$(841)
Cash paid for interest	$7,575	$—	$—	$—

See accompanying Notes to consolidated and combined financial statements.

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements

(Amounts in thousands, except per-share data)

1. Organization

GeoVera Insurance Holdings, Ltd. is a Bermuda company that provides specialty residential property insurance products through its wholly owned subsidiaries. GeoVera Insurance Holdings, Ltd. was incorporated on December 1, 2006 and is a wholly owned subsidiary of GeoVera Insurance Group Holdings, Ltd. (“Parent”). The Parent was incorporated on June 28, 2005 (“Inception”). For purposes of these financial statements the “Company” refers to the Parent and its subsidiaries from Inception to December 1, 2006 and to GeoVera Insurance Holdings, Ltd. and its subsidiaries thereafter.

The Company, through GeoVera Specialty Insurance Company (“GeoVera Specialty”), GeoVera Insurance Company (“GeoVera Insurance”), and Pacific Select Property Insurance Company (“Pacific Select Property”) (collectively, the “U.S. Insurance Subsidiaries”), provides Specialty Homeowners and Residential Earthquake insurance products on a non-admitted and admitted basis in various states in the United States. GeoVera Specialty Insurance Services, Inc. (“GeoVera Specialty Services”) (together with the U.S. Insurance subsidiaries, the “U.S. Operations”) provides services to a portion of the Company’s wholesale distribution channel and functions as the Company’s in-house claims department. GeoVera Re Ltd. (“GeoVera Re”), the Company’s Bermuda reinsurance subsidiary, assumes premiums from the U.S. Insurance Subsidiaries.

The Company previously offered various commercial property and liabilities products. The Company ceased offering these products during 2005.

As discussed in Note 2, the Company acquired all of the outstanding common shares of GeoVera Specialty, GeoVera Insurance, Pacific Select Property and GeoVera Specialty Services (collectively, the “Predecessor”) on November 1, 2005 (the “Acquisition”) from United States Fidelity and Guaranty (“USF&G”), a subsidiary of The Travelers Companies, Inc. (together with its subsidiaries, the “Former Parent”).

The financial statements reflect the combined results of operations, comprehensive income and cash flows for the Predecessor for the period January 1, 2005 through October 31, 2005, and the year ended December 31, 2004 on a combined GAAP (generally accepted accounting principles) historical basis (hereinafter referred to as “Predecessor Basis”).

While the Parent was incorporated on June 28, 2005, insurance operations began as of the date of Acquisition. Activity for the period from Inception to November 1, 2005 is included for purposes of these financial statements in the period November 1, 2005 to December 31, 2005.

As discussed in Note 6, in connection with the issuance of $75,000 in floating rate capital securities (“Trust Preferred Securities”), the Company provides a full and unconditional guarantee of certain of the amounts due on the Trust Preferred Securities. The related trusts are not consolidated pursuant to Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, “Consolidation of Variable Interest Entities” since the Company is not the primary beneficiary of the trusts. The trusts have issued $75,000 in floating rate capital securities and $2,330 of floating rate common securities. The sole assets of the trusts are $77,330 of subordinated debentures issued by the Company, which have the same terms with respect to

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

maturity, payment, distributions and interest rate as the Trust Preferred Securities and the floating rate common securities.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, which are:

GeoVera (Luxembourg I) Holdings S.a r.l.

GeoVera (Madeira I) Holdings, Lda.

GeoVera (Luxembourg III) Holdings S.a r.l.

GeoVera (Luxembourg II) Holdings S.a r.l.

GeoVera (Bermuda) Holdings, Ltd.

GeoVera Re

GeoVera Holdings, Inc.

GeoVera Specialty

GeoVera Insurance

Pacific Select Property

GeoVera Specialty Services

2. Acquisition of GeoVera Specialty, GeoVera Insurance, Pacific Select Property and GeoVera Specialty Services

The Company was organized by affiliates of Friedman Fleischer & Lowe, LLC and Hellman & Friedman LLC (“FF&L” and “H&F” or collectively, the “Investor Group”) on June 28, 2005 for the purpose of acquiring the Predecessor from its Former Parent and capitalizing a Bermuda reinsurance company.

On November 1, 2005, the Company acquired 100% of the outstanding common shares of the U.S. Operations from the Former Parent. The purchase price, which includes transaction-related expenses of $5,500, was $143,898. In addition to the purchase price, the Investor Group contributed $73,401 of capital to the Company upon the closing of the Acquisition.

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

In connection with the Acquisition on November 1, 2005, the $143,898 purchase price was allocated prior to the identification of intangibles and recording of goodwill as follows:

Assets:
Investments and cash	$150,702
Premiums receivable	38,110
Reinsurance recoverable on paid and unpaid losses	109,365
Accrued investment income	1,009
Prepaid reinsurance premiums	30,091
Deferred acquisition costs, net	13,318
Due from Former Parent	41,168
Deferred tax asset, excluding deferred tax liability on intangibles	2,923
Other assets	2,603

Total assets	389,289

Liabilities:
Unpaid losses and loss adjustment expenses	109,365
Unearned premiums	132,009
Advance premiums	11,088
Ceded reinsurance premiums	22,396
Other liabilities	298

Total liabilities	275,156

Estimated fair value of the net tangible assets acquired	114,133
Estimated fair value of intangible assets	29,765

Total	$143,898

The fair value of intangible assets was allocated as follows:

	Amount Assigned at Acquisition	Accumulated Amortization	Balance at 12/31/06	Weighted Average Amortization Period

Customer relationships	$11,000	$1,283	$9,717	10.0 years
Technology	3,000	700	2,300	5.0 years
Trade name	1,000	194	806	6.0 years
Leaseholds	300	88	212	4.0 years
State licenses	300	—	300	Indefinite

Total intangibles	15,600	2,265	13,335	8.6 years

Less: Deferred tax liability related to intangibles	(5,460)		(4,667)

Intangibles, net of deferred tax liability	$10,140		$8,668

Goodwill	$19,625		$19,365

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

In 2006, goodwill was reduced by $260 as part of the finalization of purchase accounting for the Acquisition.

The amortization of intangible assets for the year ended December 31, 2006 and the period November 1, 2005 to December 31, 2005 was $1,942 and $324, respectively. Amortization will be $1,942 for each of the fiscal years 2007 and 2008 and $1,929, $1,767 and $1,239 for the fiscal years 2009, 2010 and 2011, respectively.

The following unaudited pro forma operating data presents the results of operations for the years ended December 31, 2005 and 2004 as if the Acquisition had occurred on January 1, 2004 and assumes that there were no other changes in our operations. The pro forma results are not necessarily indicative of the financial results that might have occurred had the transaction actually taken place on January 1, 2004 or of future results of operations.

	Pro forma For the year ended December 31, 2005	Pro forma For the year ended December 31, 2004

Operating revenues	$39,062	$14,817
Net income	13,495	11,577
Basic earnings per share	$0.70	$0.60
Diluted earnings per share	0.70	0.60

3. Summary of significant accounting policies

(a) Basis of presentation

The consolidated and combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Certain 2005 and 2004 balances have been reclassified to conform with the 2006 presentation.

(b) Use of estimates in financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The significant estimates reflected in the Company’s consolidated financial statements include, but are not limited to unpaid losses and loss adjustment expenses, reinsurance recoverable on paid and unpaid losses, including allowances for losses recoverable deemed uncollectible, the fair value of investments, the fair value of restricted share awards and Management Equity Incentive Plan grants and the recoverability of goodwill and intangible assets.

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

(c) Premiums and related expenses

Gross premiums written are generally recorded at policy inception and are earned as revenue ratably over the term of the respective policies. Reinstatement premiums for the Company’s reinsurance agreements are recognized as ceded premiums at the time a loss event occurs, if coverage limits for the remaining life of agreements are reinstated under pre-defined contract terms. The accrual of reinstatement premiums is based on an estimate of loss and loss adjustment expenses, which reflects management’s judgment.

Acquisition expenses that vary with, and are directly related to, the Company’s underwriting operations are deferred and amortized ratably over the period in which the related premiums are earned. Deferred acquisition costs are recorded, net of ceding commissions received from unaffiliated reinsurers and consist principally of commissions and premium and excise taxes. Deferred acquisition costs are carried at their estimated realizable value, and take into account anticipated loss and loss adjustment expenses, based on historical and current experience. A premium deficiency is recognized if the sum of anticipated loss and loss adjustment expenses, unamortized acquisition costs and maintenance costs exceed the sum of the unearned premium and anticipated investment income. A premium deficiency is recognized by charging any unamortized acquisition costs to expense to the extent required in order to eliminate the deficiency. If the premium deficiency exceeds unamortized acquisition costs then a liability is accrued for the excess deficiency. No premium deficiency charges were recorded by the Company for the year ended December 31, 2006, the period November 1, 2005 to December 31, 2005, the period January 1, 2005 to October 31, 2005 and the year ended December 31, 2004.

(d) Unpaid losses and loss adjustment expenses

The liability for unpaid losses and loss adjustment expenses includes estimates for unpaid claims and claims expenses on reported losses and estimates of losses incurred but not reported, net of salvage and subrogation recoveries. The liability is based on individual claims, case reserves and other estimates reported by policyholders as well as management estimates of ultimate losses and loss adjustment expenses. Inherent in the estimates of ultimate losses and loss adjustment expenses are expected trends in claims severity and frequency and other factors which could vary significantly as claims are settled.

Ultimate losses and loss adjustment expenses may vary materially from the amounts provided in the consolidated and combined financial statements. Unpaid losses and loss adjustment expenses estimates are reviewed regularly and, as experience develops and new information becomes known, the liabilities are adjusted as necessary. Such adjustments, if any, are reflected in the consolidated statement of income in the period in which they become known and are accounted for as changes in estimates.

(e) Investments

Investments in fixed maturities are classified as available for sale and are reported at fair value. Amortization of discounts and premiums are calculated using the interest method. The difference

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

between amortized cost and fair value of these investments, net of income taxes, is reflected in accumulated other comprehensive income in shareholder’s equity and, accordingly, has no effect on net income.

The Company regularly performs analytical valuation procedures with respect to its investments, including identifying any security where the fair value is below its cost. Upon identification of such securities, a review is performed to determine whether the decline in fair value is considered other than temporary. The factors considered in reaching the conclusion that a decline in fair value is other than temporary include, among others, the length of the period during which there has been a significant decline in fair value; an analysis of the liquidity, business prospects and overall financial condition of the issuer of the fixed maturities; the significance of the decline and the Company’s intent and ability to hold the investment for a sufficient period of time for the security to recover its cost. The amount of any impairment is included in the consolidated and combined statement of income as a realized loss in the period in which it becomes known. Impairment losses of $777 were recognized during the year ended December 31, 2006. There have been no write-downs of investments for the period November 1, 2005 to December 31, 2005, the period January 1, 2005 to October 31, 2005 and the year ended December 31, 2004, since the Company concluded that all impairments were temporary.

Fair value is defined as the amount at which the instrument could be exchanged in a current arms-length transaction between willing parties. The fair value of the Company’s fixed maturities are determined on the basis of quoted market prices. Short-term investments are carried at cost, which approximates fair value due to their short maturity. The floating rate common securities of the Company’s unconsolidated trusts, which are included in other investments, are carried at cost.

Net investment income includes interest and dividend income, together with amortization of premiums and discounts, and is net of investment management and custody fees. Anticipated prepayments and expected maturities are used in applying the interest method for certain investments such as mortgage and other asset-backed securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. Such adjustments, if any, are included in net investment income when determined.

Investment gains or losses realized on the sale of investments are determined on specific identification basis and are reflected in the consolidated and combined statements of income.

(f) Cash and cash equivalents

Cash equivalents are highly liquid investments that are both readily convertible to known amounts of cash and so near their maturities that they present insignificant risk of changes in value because of changes in interest rates. Cash equivalent investments have original maturities of three months or less and are carried at amortized cost, which approximates fair value.

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

(g) Goodwill and intangible assets

On November 1, 2005 (“Acquisition Date”), the Company recorded $15,600 and $19,625 of intangible assets and goodwill, respectively, as a result of the Acquisition. In 2006, goodwill was reduced by $260 as part of the finalization of purchase accounting for the Acquisition.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” the Company tests for impairment of goodwill and other indefinite lived assets annually and more frequently if circumstances warrant. The Company performed its annual impairment review of goodwill and other indefinite lived assets during the fourth quarter of 2006. Nothing has been noted to date that would indicate that goodwill and other indefinite lived assets are impaired as of December 31, 2006.

Other intangible assets are amortized over their useful lives on a straight-line basis. The carrying amounts of intangible assets are regularly reviewed for indicators of impairments in value in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Impairment is recognized only if the carrying amount of the intangible assets is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying and the fair value of the assets. No impairments of finite-lived intangible assets were recognized for the year ended December 31, 2006 or the period November 1, 2005 to December 31, 2005.

(h) Reinsurance

In the normal course of business, the Company purchases proportional and per-occurrence excess of loss reinsurance to limit its net exposure to catastrophic and other events.

Reinsurance ceding commissions on proportional reinsurance agreements are deferred and accreted into income on a pro rata basis over the period of risk and reported as a reduction to acquisition costs.

The Company analyzes its reinsurance agreements to ensure that they meet the risk transfer requirements of SFAS No. 113, “Accounting for Reinsurance of Short Duration and Long Duration Contracts.” SFAS No. 113 requires that the reinsurer assume significant insurance risk under the reinsured portions of the underlying insurance contracts and that there must be a reasonably possible chance that the reinsurer may realize a significant loss from the transaction. Based on management’s evaluation, the reinsurance agreements transfer significant insurance risk and, accordingly, are accounted for as reinsurance under the provisions of SFAS No. 113.

(i) Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. A valuation allowance is recorded if it is more likely than not that some or all of a deferred tax asset may not be realized.

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

(j) Policy and underwriting fees

Policy fees are earned when substantially all of the related services have been performed. Underwriting fees are recorded at the policy inception date and earned as revenue ratably over the term of the respective policy.

(k) Guaranty fund and other related assessments

Liabilities for guaranty fund and other related assessments in the Company’s operations are accrued when the Company receives notice that an amount is payable, or earlier if a reasonable estimate of the assessment can be made. At December 31, 2006 and 2005 there were no such liabilities outstanding.

(l) Share-based compensation

In order to provide incentive and to retain its key management personnel, the Parent granted certain key employees of the Company restricted ordinary shares of the Parent.

In addition, the Company has granted Management Shares to certain employees under the Management Equity Incentive Plan. Each Management Share will entitle the holder to cash bonuses based on the aggregate dividends on ordinary shares of the Parent and capital appreciation based on the excess of the fair market value over the grant date price. Management Shares vest at the rate of twenty-five percent (25%) per annum. Management Shares become 100% vested when there is a change in control of the Parent. Management Shares, whether vested or unvested, expire on any termination of employment. The Company considers the restricted ordinary shares issued by the Parent and the Management Shares to be granted by the Company for accounting purposes. The Company estimates the fair value of these grants at the end of each year using the variable value method and amortizes this value as an expense over the vesting period. After completely vesting, changes in fair value are recognized as an expense.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004) “Share-Based Payments” (“SFAS No. 123(R)”). For the period November 1, 2005 to December 31, 2005, the Company accounted for share-based compensation related to the restricted ordinary shares and Management Shares under APB Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Under SFAS No. 123(R), the fair value of restricted ordinary share awards at the date of grant is estimated and amortized as an expense over the vesting period.

(m) Comprehensive income (loss)

The Company reports and presents comprehensive income (loss) in accordance with FASB Statement 130 “Reporting Comprehensive Income,” which establishes standards for reporting and displaying of comprehensive income (loss) and its components in financial statements. The

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

objective of the standard is to report a measure of all changes in equity of an enterprise that results from transactions and other economic events of the period. The Company’s other comprehensive income (loss) arise from unrealized gains and losses, net of tax effects, on investment securities categorized as available-for-sale and the effects of foreign currency translation.

(n) Recent accounting pronouncements

In July 2006, the FASB issued Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 must be applied beginning January 1, 2007. We are in the process of evaluating the impact of this guidance and do not believe that it will have a material impact on our financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is applicable in conjunction with other accounting pronouncements that require or permit fair value measurements, where the FASB previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 will be effective for interim and annual financial statements issued after January 1, 2008 and may be adopted earlier.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities Including amendment of FASB Statement No. 115,” which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 includes a provision whereby investments accounted for as available-for-sale or held-to-maturity are eligible for the fair value option at the adoption date and will be accounted for as trading securities subsequent to adoption. If SFAS No. 157 is adopted simultaneously with SFAS No. 159, any change in an existing eligible item’s fair value shall be accounted for as a cumulative-effect adjustment. SFAS No. 159 will be effective as of the beginning of a company’s fiscal year beginning after November 15, 2007 and may be adopted earlier.

(o) Segments

The Company provides specialty residential property insurance in certain U.S. markets. The Company manages its various products and markets as a single integrated business. Therefore, the Company has determined that it has only one operating segment.

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

(p) Net income per common share

Basic net income per common share has been computed based on the weighted average number of common shares outstanding during the period, including vested restricted ordinary shares. Diluted net income per common share has been computed based on the weighted average number of common shares outstanding during the period, including vested and unvested restricted ordinary shares. Unvested restricted ordinary shares are accounted for using the treasury stock method.

4. Reinsurance

In the normal course of business, the Company purchases reinsurance to limit its net exposure to catastrophic and other events.

Prior to the Acquisition, all of the Company’s ceded reinsurance agreements were with its Former Parent. These reinsurance agreements resulted in substantially all of the premiums and losses being ceded.

Effective November 1, 2005, under the terms of termination agreements between the U.S. Insurance Subsidiaries and the Former Parent, the affiliated reinsurance agreements were terminated and various proportional and per occurrence excess of loss reinsurance agreements with unaffiliated reinsures were transferred to the Company. As a result of the termination agreements, certain liabilities net of inuring reinsurance were returned to the Company as follows:

Unearned premium	$101,918
Advance premium	11,088
Unpaid losses and loss adjustment expenses	109,365

Effective November 1, 2005, the U.S. Insurance Subsidiaries entered into Quota Share Reinsurance and Special Indemnity Agreements with USF&G whereby the Company reinsured all losses incurred prior to November 1, 2005 and ceded all unpaid losses and loss adjustment expenses amounting to $109,365. The unpaid losses and loss adjustment expenses were not discounted.

For the year ended December 31, 2004 and period January 1, 2005 to October 31, 2005, GeoVera Specialty was a party to a retrocessional quota share agreement, whereby GeoVera Specialty assumed a small percent of the business that it ceded to USF&G under its Affiliated Reinsurance Agreement. This retrocessional quota share agreement was terminated effective October 31, 2005. These amounts are netted against the ceded amounts in the historical financial statements.

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

The effects of reinsurance on the Company’s written and earned premiums and losses and loss adjustment expenses were as follows:

			Predecessor Basis
	Year ended December 31, 2006	November 1, 2005 to December 31, 2005	January 1, 2005 to October 31, 2005	Year ended December 31, 2004

Premiums written:
Portfolio transfer at acquisition, net of reinsurance	$—	$101,918	$—	$—
Direct	276,833	38,868	217,000	227,474
Ceded	(101,813)	(5,207)	(208,780)	(217,533)

Net	$175,020	$135,579	$8,220	$9,941

Premiums earned:
Direct	$268,576	$41,988	$180,569	$216,443
Ceded	(116,090)	(16,331)	(171,832)	(206,699)

Net	$152,486	$25,657	$8,737	$9,744

Losses and loss adjustment expense incurred:
Direct	$90,676	$14,643	$172,335	$239,616
Ceded	(24,173)	(3,763)	(172,331)	(239,667)

Net	$66,503	$10,880	$4	$(51)

The Company remains liable for amounts ceded in the event that reinsurers are unable to honor their obligations. In the event the Company’s reinsurance agreements were cancelled as of December 31, 2006 and 2005, respectively, the maximum amounts of return commission that would have been due to reinsurers, with the return of the Company’s ceded unearned premiums of $8,538 and $22,814, as of December 31, 2006 and 2005, respectively, were $2,863 and $3,598, respectively.

The Company had unsecured aggregate reinsurance balances at December 31, 2006 and 2005 of $33,124 and $84,620, respectively, with USF&G which exceed 3% of the Company’s shareholder’s equity as of December 31, 2006 and 2005.

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

5. Unpaid losses and loss adjustment expenses

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

			Predecessor Basis
	Year ended December 31, 2006	November 1, 2005 to December 31, 2005	January 1, 2005 to October 31, 2005	Year ended December 31, 2004

Unpaid losses and loss adjustment expenses at beginning of period	$99,083	$109,365	$101,376	$37,191
Less: Unpaid losses and loss adjustment expenses recoverable	(89,133)	(109,365)	(101,370)	(37,131)

Net balance at beginning of period	9,950	—	6	60

Incurred losses and loss adjustment expenses
Current period	68,165	10,880	4	6
Prior period	(1,662)	—	—	(57)

Total incurred losses and loss adjustment expenses	66,503	10,880	4	(51)
Paid losses and loss adjustment expenses
Current period	34,593	930	10	—
Prior period	6,510	—	—	3

Total paid losses and loss adjustment expenses	41,103	930	10	3

Net balance at end of period	35,350	9,950	—	6
Plus: Unpaid losses and loss adjustment expenses recoverable	31,793	89,133	109,365	101,370

Unpaid losses and loss adjustment expenses at end of period	$67,143	$99,083	$109,365	$101,376

6. Subordinated debentures

On November 1, 2005, HFF&L (Bermuda) Capital Trust I and HFF&L (U.S.) Capital Trust I, trust subsidiaries formed by our subsidiaries GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc., respectively, issued $40,000 and $35,000, respectively, of Trust Preferred Securities incurring approximately $1,100 and $1,200, respectively, in transaction costs. Proceeds from the sale of Trust Preferred Securities of $75,000 and $2,330 of floating rate common securities issued by HFF&L (Bermuda) Capital Trust I and HFF&L (U.S.) Capital Trust I were used to acquire $77,330 of

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

subordinated debentures issued by GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc. The subordinated debentures and the Trust Preferred Securities have the same terms with respect to maturity, payments, distributions and interest rate. The subordinated debentures provide for early redemption and deferral of payments. Under the terms of the Trust Preferred Securities, distributions are matched with those of the subordinated debentures. The subordinated debentures have a thirty-year maturity, with a provision that allows the Company to redeem them at par on or after December 15, 2010. If the Trust Preferred Securities are redeemed prior to December 15, 2010 and after December 15, 2008, the holders thereof will be paid the principal plus a varying premium between 4.0% and 0.5% in addition to the accrued interest, depending on the date redeemed. Prior to December 15, 2008, the Trust Preferred Securities may be redeemed only upon the occurrence of certain special tax and regulatory events and in the case of any such redemption the holders of the trust preferred securities will be paid the principal plus a premium of 7.5% in addition to the accrued interest. Cash distributions are paid quarterly in arrears at a rate equal to three-month London Interbank Offered Rates (“LIBOR”) plus a margin of 3.65%. Distributions can be deferred for up to five years so long as no event of default has occurred and is continuing. If distributions are deferred or if an event of default occurs, then neither GeoVera (Bermuda) Holdings, Ltd. nor GeoVera Holdings, Inc. shall be permitted to declare or pay cash dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to its common shares or to make payments on or to repurchase or redeem any other debt securities that rank pari passu or junior and subordinate in right of payment to the subordinated debentures. The subordinated debentures are subordinated and junior in right of payment to all present and future senior indebtedness of GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc. GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc. have fully and unconditionally guaranteed certain of the obligations of HFF&L (Bermuda) Capital Trust I and HFF&L (U.S.) Capital Trust I under the trust preferred securities issued by each trust. In addition, the guarantees are subordinated and junior in right of payment to all present and future senior indebtedness of GeoVera (Bermuda) Holdings, Ltd. and GeoVera Holdings, Inc., respectively.

GeoVera (Bermuda) Holdings, Ltd. has guaranteed all payments that GeoVera Holdings, Inc. is obligated to make under the subordinated debentures issued by GeoVera Holdings, Inc. The proceeds from these subordinated debentures are being used to support growth in the Company’s insurance subsidiaries and for general corporate purposes. The Company cannot transfer the floating rate common securities except in connection with a consolidation or merger or other limited circumstances.

The Company relies on dividends from its subsidiaries to satisfy its obligations regarding payment of interest and principal on the subordinated debentures.

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

7. Investments

The amortized cost and estimated fair value of fixed maturities are as follows:

As of December 31, 2006	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Type of investment:
U.S. Government bonds	$15,427	$10	$—	$15,437
State and Municipal bonds	11,543	184	—	11,727
Mortgage/asset-backed securities	201,756	192	—	201,948
Corporate bonds and notes	34,927	3	—	34,930

Total fixed maturities	$263,653	$389	$—	$264,042

As of December 31, 2005	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Type of investment:
U.S. Government bonds	$55,266	$26	$(34)	$55,258
State and Municipal bonds	11,753	58	(4)	11,807
Mortgage/asset-backed securities	73,434	86	(40)	73,480
Corporate bonds and notes	23,561	11	(9)	23,563

Total fixed maturities	$164,014	$181	$(87)	$164,108

The amortized cost and estimated fair value of fixed maturities, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage/asset-backed securities do not have a single maturity date.

As of December 31, 2006	Amortized Cost	Fair Value

Due in one year or less	$13,398	$13,399
Due after one year through five years	33,277	33,288
Due after five years through ten years	3,639	3,652
Due after ten years	11,583	11,755
Mortgage/asset-backed securities	201,756	201,948

Total fixed maturities	$263,653	$264,042

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

As of December 31, 2005	Amortized Cost	Fair Value

Due in one year or less	$203	$203
Due after one year through five years	71,379	71,349
Due after five years through ten years	1,122	1,126
Due after ten years	17,877	17,950
Mortgage/asset-backed securities	73,433	73,480

Total fixed maturities	$164,014	$164,108

The following table summarizes, for all fixed maturities in an unrealized loss position, the aggregate fair value, and the gross unrealized loss by length of time such securities have continuously been in an unrealized loss position:

As of December 31, 2006	Less than 12 months		12 months or longer		Total
Type of Investment	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss

U.S. Government Bonds	$—	$—	$—	$—	$—	$—
Mortgage/asset-backed securities	—	—	—	—	—	—
Corporate bonds and notes	—	—	—	—	—	—

Total fixed maturities	$—	$—	$—	$—	$—	$—

As of December 31, 2005	Less than 12 months		12 months or longer		Total
Type of Investment	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss

U.S. Government Bonds	$41,257	$34	$—	$—	$41,257	$34
State and municipal bonds	5,576	4	—	—	5,576	4
Mortgage/asset-backed securities	26,546	40	—	—	26,546	40
Corporate bonds and notes	9,167	9	—	—	9,167	9

Total fixed maturities	$82,546	$87	$—	$—	$82,546	$87

The majority of the unrealized losses on fixed maturities are due to interest rates.

The Company regularly performs analytical valuation procedures with respect to its investments, including identifying any security where the fair value is below its cost. Upon identification of such securities, a review is performed to determine whether the decline in fair value is considered other than temporary. The factors considered in reaching the conclusion that a decline in fair value is other than temporary include, among others, the length of the period during which there has been a significant decline in fair value; an analysis of the liquidity, business prospects and overall financial condition of the issuer of the fixed maturities; the significance of the decline and the Company’s intent and ability

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

to hold the investment for a sufficient period of time for the security to recover its cost. The amount of any impairment is included in the consolidated statement of income as a realized loss in the period in which it becomes known. Impairment losses of $777 were recognized during the year ended December 31, 2006. The Company’s determination to recognize impairment losses in 2006 was based on the fact that the contract with our investment manager allows it to trade securities at its discretion, subject to predetermined investment guidelines. We believe that this limits our ability to hold impaired securities until they recover. There have been no write-downs of investments for the period November 1, 2005 to December 31, 2005, the period January 1, 2005 to October 31, 2005 and the year ended December 31, 2004, since the Company concluded that all impairments were temporary.

The fixed maturities in our portfolio are highly rated, and we believe that any impairment is caused by rising interest rates rather than declines in underlying credit quality.

All fixed maturities at December 31, 2006 and 2005 were rated as investment grade.

The Company is required to maintain assets on deposit, which primarily consist of fixed maturities, with various regulatory authorities to support its insurance and reinsurance operations. The assets on deposit are available to settle insurance liabilities to third parties. The fair value of securities on deposit with insurance regulators in accordance with statutory requirements approximated $13,400 and $15,100 at December 31, 2006 and 2005, respectively.

The Company sold many of the securities that were obtained from the Former Parent in the Acquisition in order to align the investment portfolio with the Company’s investment strategy.

Realized gains (losses) and change in unrealized gains (losses) on fixed maturities are as follows:

			Predecessor Basis
	Year ended December 31, 2006	November 1, 2005 to December 31, 2005	January 1, 2005 to October 31, 2005	Year ended December 31, 2004

Gross realized gains	$211	$11	$799	$4,083
Gross realized losses	(1,337)	(483)	(2,126)	(2,735)

Net realized (losses) gains	(1,126)	(472)	(1,327)	1,348
Income tax benefit (expense)	167	165	464	(472)

Net realized (losses) gains, net of tax	(959)	(307)	(863)	876
Net change in unrealized capital gains (losses)	295	94	(718)	(3,071)
Income tax (expense) benefit	(45)	(43)	251	1,075

Net change in unrealized gains (losses), net of tax	250	51	(467)	(1,996)

Total realized and unrealized losses on investments, net of tax	$(709)	$(256)	$(1,330)	$(1,120)

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

The following is a summary of cumulative unrealized gains (losses) on fixed maturities.

	Year ended December 31, 2006	November 1, 2005 to December 31, 2005

Gross unrealized gains	$389	$181
Gross unrealized losses	—	(87)

Unrealized gains	389	94
Less effect of tax	(88)	(43)

Net unrealized gains	$301	$51

Investment income by category are as follows:

			Predecessor Basis
	Year ended December 31, 2006	November 1, 2005 to December 31, 2005	January 1, 2005 to October 31, 2005	Year ended December 31, 2004

Fixed maturities	$12,504	$1,158	$4,109	$3,371
Short-term investments	59	—	—	—
Cash & cash equivalents	6,252	915	223	307

Gross investment income	18,815	2,073	4,332	3,678
Investment expenses	(614)	(67)	(71)	(6)

Investment income, net	$18,201	$2,006	$4,261	$3,672

The Company did not have non-income producing investments for the year ended December 31, 2006.

8. Restricted ordinary share awards and Management Equity Incentive Plan

Restricted ordinary share awards

In order to provide incentives and to retain its key management personnel, the Parent grants executive officers and the unaffiliated directors of the Company restricted ordinary shares. Restricted ordinary share grants issued to key employees and officers vest at a rate of 25% per year while grants to directors vest over one year. In the event of a change in control of the Parent, any unvested shares shall become fully vested. The recipients of the restricted share awards have no right to transfer or encumber these shares during the vesting period. In the event a holder of these restricted ordinary shares terminates employment prior to vesting, these shares would be forfeited. There have been no shares forfeited in 2006 or 2005. Compensation expense relating to the restricted ordinary shares was $1,024 and $136 for the year ended December 31, 2006 and the period November 1, 2005 to December 31, 2005, respectively. The

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

Company requires its participants to remit to the Company an amount sufficient to satisfy any federal state or local withholding tax requirements associated with restricted ordinary share awards. The issuance of restricted ordinary shares and amortization thereon has no effect on the Company’s consolidated shareholder’s equity.

During 2006 and 2005, 108 and 291 restricted ordinary shares were awarded with grant date fair values of $1,302 and $3,259, respectively. At December 31, 2006, 72 shares were vested at December 31, 2006 and none were vested at December 31, 2005. The restricted ordinary shares issued during 2005 were issued at the time of the Acquisition and each share had a grant date fair value of $11.20 per share, which was the price of the underlying shares of the Parent at the time of the Acquisition. The grant date fair value of each of the restricted ordinary shares issued during 2006 was $12.10 per share. This value was obtained by utilizing the discounted cash flow method. The discounted cash flow method involved analyzing the Company’s operating results and developing financial and cash flow projections. As a reasonableness test for the results of the discounted cash flow valuation, the Company considered a market approach that evaluated the Company’s operating performance and valuation against selected publicly traded comparable companies. The final valuation of the Company’s restricted ordinary shares included a discount of 9.0% to reflect the lack of liquidity in such shares. The restricted ordinary shares are equity-based share grants and are valued at the time of issuance and not subject to remeasurement at each balance sheet date. The Company recognized compensation expense of $1,024 and $136 and related tax benefits of $358 and $48 for the year ended December 31, 2006 and for the period November 1, 2005 to December 31, 2005, respectively. At December 31, 2006, 326 restricted ordinary shares were unvested with a total grant date fair value of approximately $3,747.

Management Equity Incentive Plan

In addition to the restricted ordinary share awards, the Company also granted Management Shares to certain employees under the Management Equity Incentive Plan. Each Management Share entitles the holder to a cash bonus based on the aggregate dividends on ordinary shares of the Parent, generally as and when such distributions are made or when the Management Share vests, if later. Unlike restricted ordinary shares, Management Shares do not entitle their holders to voting rights or direct cash dividends and expire on termination of employment, whether vested or unvested. Management Shares are not convertible into ordinary shares. Management Shares vest at the rate of twenty-five percent (25%) per annum. Management Shares become 100% vested if there is a change in control of the Parent and receive a “Disposition Bonus” paid in cash which is equal to the increase in the value of an ordinary share over $11.20 less a dilution amount. The dilution amount is equal to the increase in the value of an ordinary share multiplied by the number of Management Shares at the time of the change of control of the Parent divided by the number of ordinary shares at the time of the change of control of the Parent. As of December 31, 2006, this amount was approximately 4%. At December 31, 2006, there were approximately 785 Management Shares outstanding. During 2006, the Parent issued a dividend to its shareholders. Based on the Management Share vesting schedule, the Company expensed

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

$717, including $156 relating to the dividend, and recognized a related tax benefit of $250 in 2006 relating to the fair value of the Management Shares. The Company used the Black-Scholes method to value the Management Shares. Each share was valued at $2.71 at December 31, 2006. The following assumptions were used:

Implied exercise price of a Management Share	$11.20
Expected life of a Management Share	3.0 years
Volatility	23%
Risk-free rate of interest	4.64%
Dividend yield	0.0%

The forfeiture rate for the executive officers’ Management Shares is 0.0% and for all other employees is 7.0% at December 31, 2006. As the Parent’s shares are not publicly traded, the Company used an analysis of the volatility for industry comparables in determining volatility. The Parent paid a dividend in December 2006 but does not expect to pay dividends in the future. At December 31, 2006, there were 635 Management Shares that were unvested with a total value of approximately $1,700.

9. Defined contribution plan

Since January 1, 2006 the Company has maintained an employer-sponsored 401(K) Plan for its eligible employees. The Company matches 100% of a participant’s contribution up to 5% of compensation, except that no Company contribution may exceed $5. The Company match is fully vested after three years of employment. Further, the Company contributes additional amounts to the 401(K) Plan based upon a participant’s age, years of service and compensation levels. The Company expensed $321 for the year ended December 31, 2006 relating to its 401(K) Plan.

10. Fixed assets

The following is a summary of the Company’s fixed assets:

As of December 31, 2006	Cost	Accumulated Depreciation	Net	Useful Life in Years

Furniture	$643	$115	$528	7.0
Networking equipment	485	108	377	3.0
Computers	830	135	695	3.0
Software	757	203	554	3.0
Servers	1,236	465	771	3.0
Other office equipment	105	9	96	5.0

Total fixed assets	$4,056	$1,035	$3,021

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

As of December 31, 2005	Cost	Accumulated Depreciation	Net	Useful Life in Years

Furniture	$533	$17	$516	7.0
Networking equipment	245	15	230	3.0
Computers	348	12	336	3.0
Software	403	25	378	3.0
Servers	1,074	52	1,022	3.0
Other office equipment	—	—	—	5.0

Total fixed assets	$2,603	$121	$2,482

Depreciation expense was $914 and $121 for the year ended December 31, 2006 and the period November 1, 2005 to December 31, 2005, respectively.

11. Statutory reporting

The U.S. Insurance Subsidiaries are subject to the laws and regulations in the jurisdiction in which they operate. The ability of the Company’s regulated insurance subsidiaries to pay dividends or make distributions is dependent on their ability to meet applicable regulatory standards. These regulations include restrictions that limit the amount of dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities. Based on total statutory capital at December 31, 2006 of $118,263 and statutory net income of $11,761, the U.S. Insurance Subsidiaries can pay approximately $12,401 in dividends to the Company during 2007 without prior approval.

The U.S. Insurance Subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by the California Department of Insurance. Statutory net income and statutory surplus, as reported to the insurance regulatory authorities, differ in certain respects from the amounts prepared in accordance with GAAP. The differences between statutory net income and GAAP net income relate to deferred acquisition costs, deferred income taxes, unrealized appreciation or depreciation of investments and non-admitted assets.

Under The Insurance Act of 1978, as amended, and Related Regulations of Bermuda (the “Insurance Act”), GeoVera Re, is required to prepare statutory financial statements and file a statutory financial report in Bermuda. Statutory net income and statutory surplus, as reported to the insurance regulatory authorities, differ in certain respects from the amounts prepared in accordance with GAAP. The main differences between statutory net income and GAAP net income relate to deferred acquisition costs and deferred income taxes. In addition to deferred acquisition costs and deferred income tax assets, other differences between statutory surplus and GAAP shareholder’s equity are unrealized appreciation or decline in value of investments and non-admitted assets.

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

Under the Insurance Act, the value of the general business assets of a Class 3 insurer, such as GeoVera Re, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. Additionally, under the Companies Act, GeoVera Re may only declare or pay a dividend or make a distribution out of contributed surplus if it has no reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or if the realizable values of its assets are not currently, and would not after the payment be less than the aggregate of its liabilities and its issued share capital and share premium accounts. The Insurance Act provides a minimum liquidity ratio for general business insurers, such as GeoVera Re. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities, as such terms are defined in the Insurance Act and its related regulations. GeoVera Re is required to maintain the prescribed minimum solvency margin and liquidity ratio and will be prohibited from declaring or paying dividends that would result in noncompliance with such requirements. At December 31, 2006, such requirements were met.

12. Share capital

The authorized share capital of the Company consists of 60,000 common shares, par value of $0.0001 per share. Changes in the Company’s outstanding shares are reflected below:

	Year ended December 31, 2006	November 1, 2005 to December 31, 2005

Common shares outstanding:
Balance, beginning of period	19,402	—
Initial shares issued	—	19,402
Restricted ordinary shares vesting	72	—

Balance, end of year	19,474	19,402

13. Employment and other arrangements

At November 1, 2005, the Company entered into employment agreements with certain of its executive officers. Such employment arrangements provide for compensation in the form of base salary, annual bonus, participation in the Company’s employee benefit programs and the reimbursement of expenses.

14. Lease commitments

The Company leases its office space in each of its locations. The Company also leases certain office equipment, under operating with initial lease terms greater than one year.

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

At December 31, 2006, the future minimum lease payments during each of the next five years are as follows:

Year ending December 31,
2007	$824
2008	793
2009	789
2010	197
2011	154
Thereafter	6

Total for all future years	$2,763

Total rent expense for operating leases was $941, $109, $118 and $142 for the year ended December 31, 2006, period November 1, 2005 to December 31, 2005, period January 1, 2005 to October 31, 2005 and year ended December 31, 2004, respectively.

15. Related party transactions

The Company reimbursed the Investor Group for approximately $5,500 of acquisition-related expenses paid directly by the Investor Group.

FF&L provided certain management consulting services to the Company during 2005 and 2006, and received approximately $50 in fees during 2006. In addition, the Company reimbursed FF&L $228 for investment and director related expenses.

During the year ended December 31, 2006, the Company incurred expenses of $91 related to the usage of an aircraft owned by the President and Chief Executive Officer of the Company.

16. Income taxes

The Company is incorporated under the laws of Bermuda and, under current Bermuda law, is not obligated to pay any taxes in Bermuda based upon income or capital gains.

The Company is subject to U.S. federal income tax only to the extent that it derives U.S. source income that is subject to U.S. withholding tax or income that is effectively connected with the conduct of a trade or business within the U.S. and is not exempt from U.S. tax under an income tax treaty.

The Company is not subject to taxation other than stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Company to change the way it operates or become subject to taxation.

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

The weighted average expected tax provision has been calculated using income before income taxes in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate. The Company’s income before income taxes are as follows:

	U.S.	Foreign	Total

Year ended December 31, 2006	$12,051	$27,958	$40,009
Period November 1, 2005 to December 31, 2005	1,556	3,740	5,296
Period January 1, 2005 to October 31, 2005	14,062	—	14,062
Year ended December 31, 2004	15,322	—	15,322

The following summarizes the differences between the tax provision for financial statement purposes and the expected tax provision at the weighted average tax rate:

			Predecessor Basis
	Year ended December 31, 2006	November 1, 2005 to December 31, 2005	January 1, 2005 to October 31, 2005	Year ended December 31, 2004

Domestic income before income taxes	$12,051	$1,556	$14,062	$15,322
Statutory tax rate	35%	35%	35%	35%

Expected income tax expense	4,218	545	4,922	5,363

Tax effect of:
Tax exempt interest income	(117)	(42)	(626)	(142)
Dividends paid	305	—	—	—
Increase in valuation allowance	210	—	—	—
Taxes allocated by Former Parent	—	—	—	(2,738)
Other, net	(122)	7	5	—

Total domestic income tax expense on income	$4,494	$510	$4,301	$2,483

Effective tax rate on domestic income	37%	33%	31%	16%

The following table summarizes the components of income tax expense (benefits):

			Predecessor Basis
	Year ended December 31, 2006	November 1, 2005 to December 31, 2005	January 1, 2005 to October 31, 2005	Year ended December 31, 2004

Current—U.S.	$10,172	$2,974	$13,517	$5,021
Deferred benefit—U.S.	(5,678)	(2,464)	(9,216)	(2,538)

Total tax expense	$4,494	$510	$4,301	$2,483

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below:

	December 31, 2006	December 31, 2005

Deferred tax assets:
Unearned premiums	$5,141	$4,359
Unearned underwriting fees	1,673	—
Deferred ceding commission	2,725	1,144
Deferred compensation expenses	821	—
Loss reserves	465	140
Capital loss carryforward	332	136
Fixed maturities	(88)	(43)
Fixed asset basis	(52)	(261)
Other assets	143	98

Total gross deferred taxes	11,160	5,573
Less valuation allowance	(210)	—

Net deferred tax assets	10,950	5,573

Deferred tax liabilities:
Restricted ordinary shares	1,191	1,093
Intangible assets	4,667	5,347
Other	71	5

Total gross deferred tax liabilities	5,929	6,445

Net deferred tax asset (liability)	$5,021	$(872)

If the Company believes that any of its deferred tax assets will not result in future tax benefits, a valuation allowance must be established for the portion of these assets that are not expected to be realized. The Company does not anticipate recognizing capital gains that would be used to offset the portion of the capital loss carryforward resulting from investments sold prior to December 31, 2006. Therefore, a valuation allowance has been established for $210 as of December 31, 2006. Management believes it is more likely than not that the other deferred tax assets will be completely utilized in future years. These deferred tax assets are primarily short-term in nature and the Company expects to be profitable.

17. Earnings per share

Basic net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for each period, including all restricted ordinary share awards that have vested. Diluted net income per common share has been computed on the weighted average number of common shares outstanding

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

during the period, including vested and unvested restricted ordinary shares. Unvested restricted ordinary shares are accounted for using the treasury stock method. Per share information for the periods prior to November 1, 2005 is not meaningful due to the predecessor basis of presentation.

Following are per share amounts for the year ended December 31, 2006 and the period November 1, 2005 to December 31, 2005:

	Year ended December 31, 2006	November 1, 2005 to December 31, 2005

Net income	$35,515	$4,786

Weighted average common shares-basic	19,414	19,402

Share equivalents
Restricted ordinary shares	46	6

Weighted average common shares-diluted	19,460	19,408
Basic earnings per share	$1.83	$0.25
Diluted earnings per share	$1.83	$0.25

18. Relationship with Former Parent

Prior to the Acquisition, the Company had no employees and all operating and other expenses were incurred by the Former Parent. As part of various service agreements between the Former Parent and the Company, the Former Parent charged the Predecessor for services, facilities, supplies and other resources provided. Additionally, the Former Parent charged the Predecessor for all direct costs and expenses.

During the period January 1, 2005 to October 31, 2005 and the year ended December 31, 2004, the Former Parent charged the Company approximately $14,000 and $25,000, respectively, for services provided under the service agreements.

In October 2005, GeoVera Specialty received fixed assets of furniture, equipment and software in the form of a capital contribution from its Former Parent in the amount of $1,454.

Effective November 1, 2005, the Company entered into a Transition Services Agreement with the Former Parent whereby the Former Parent provides various transitional services. The fees charged by the Former Parent were $123 and $198 for the year ended December 31, 2006 and period November 1, 2005 to December 31, 2005, respectively.

19. Loans receivable from management

Each officer who was granted restricted ordinary shares made an election pursuant to Section 83(b) of the Internal Revenue Service Code to treat that grant as fully taxable in the year the grant was received. The Company loaned money sufficient to cover the tax liability related to

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

this 83(b) election. The loans were in the form of limited recourse notes bearing interest at the lowest annual rate prescribed by the Internal Revenue Service. The notes mature at the earlier of a) stated maturity date (approximately 9 1/2 year terms) or b) commencement of an initial public offering. The notes are secured by all restricted ordinary shares and other common shares of the Company owned by the borrower and all income generated by such shares. At December 31, 2006, the total amount due under the notes was $2,142.

In March 2007, all notes were settled in full through a combination of the acceleration of dividends on unvested restricted ordinary shares, cash bonuses on unvested Management Shares, proceeds from the sale back to the Company of vested restricted ordinary shares and from amounts due to the executive officers from the Company for year-end bonuses.

20. Geographic information

The following is a summary of our direct premiums written allocated to the territory of coverage exposure:

			Predecessor Basis
	Year ended December 31, 2006	November 1, 2005 to December 31, 2005	January 1, 2005 to October 31, 2005	Year ended December 31, 2004

Florida	$110,072	$16,246	$90,265	$77,591
California	108,845	15,856	83,452	93,298
Texas	26,801	3,474	27,389	45,329
South Carolina	16,922	2,038	8,308	5,368
All Other	14,193	1,254	7,586	5,888

Total	$276,833	$38,868	$217,000	$227,474

21. Commitments and contingencies

(a) Concentrations of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of investments, cash and reinsurance balances. The investment portfolio is managed following standards of diversification with restrictions on the allowable holdings of a single issue or issuer. The Company believes that there are no significant concentrations of credit risk associated with its investments other than concentrations in government and government-sponsored enterprises. The Company did not have an aggregate investment in a single entity, other than the U.S. government, in excess of 10% of the Company’s shareholder’s equity at December 31, 2006. All fixed maturities were rated as investment grade.

The Company underwrites the majority of its insurance business and reinsurance business through brokers and agents and is exposed to credit risk to the extent any of these brokers or agents is unable to fulfill their contractual obligations with respect to payments of reinsurance

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

and insurance balances to the Company. The Company’s largest wholesale surplus lines broker produced approximately 52%, 50%, 56% and 52% of the gross premiums written for the year ended December 31, 2006, period November 1, 2005 to December 31, 2005, period January 1, 2005 to October 31, 2005 and year ended December 31, 2004, respectively.

(b) Litigation

The Company is subject to litigation and arbitration in the normal course of business. The Company was not involved in any material pending litigation or arbitration proceedings at December 31, 2006.

(c) Employment agreements

The Board of Directors has authorized the execution of employment agreements between the Company and certain officers. These agreements provide for severance payments under certain circumstances, as well as accelerated vesting of restricted share grants, upon a change in control, as defined therein.

22. Subsequent events

The Company’s Board of Directors approved a 1-for-3,697.2327 stock split of the Company’s common shares. The 1-for-3,697.2327 stock split took effect March 12, 2007. This stock split has been reflected for all periods subsequent to the Acquisition in these Financial Statements.

In March 2007, 6 shares of restricted ordinary shares of the Parent were issued to two new members of our Board of Directors pursuant to restricted ordinary share awards.

In March 2007, all notes described in Note 19 were settled in full through a combination of the acceleration of dividends on unvested restricted ordinary shares, cash bonuses on unvested Management Shares, proceeds from the sale back to the Company of vested restricted ordinary shares and from amounts due to the executive officers from the Company for year-end bonuses.

On May 14, 2007, the Company declared and paid an aggregate dividend of $25,000 on its common shares. The Company’s sole shareholder, the Parent, subsequently distributed the dividend to its shareholders in accordance with applicable restrictions on such distributions.

The Company’s Board of Directors approved a 1-for-2.24 reverse split of the Company’s common shares, a change in the number of authorized common shares to 60,000 and a change in the par value to $0.0001 per common share. These changes took effect on May 24, 2007 and have been reflected for all periods subsequent to the Acquisition in these financial statements.

Effective May 2007 the Company adopted a 2007 Incentive Award Plan, or the 2007 Plan. The principal purpose of the 2007 Plan is to attract, retain and motivate selected employees,

GeoVera Insurance Holdings, Ltd.

Notes to consolidated and

combined financial statements—(Continued)

(Amounts in thousands, except per-share data)

consultants and directors through the granting of share-based compensation awards. The 2007 Plan provides for a variety of such awards, including non-qualified share options, incentive share options (within the meaning of Section 422 of the Code), share appreciation rights, restricted share awards, restricted share unit awards, deferred share awards, dividend equivalents, performance share awards, performance share unit awards, share payment awards, performance-based share awards and other share-based awards. We have reserved 2,000 of our common shares for issuance under our 2007 Plan.

23. Condensed unaudited quarterly financial data

	Quarter ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006

Total revenues	$40,014	$42,344	$44,513	$48,179
Total losses and loss adjustment expenses	33,057	33,322	34,860	33,802

Income before income taxes	6,957	9,022	9,653	14,377
Income tax expense	693	898	961	1,942

Net income	$6,264	$8,124	$8,692	$12,435

Earnings per share
Basic	$0.32	$0.42	$0.45	$0.64
Diluted	$0.32	$0.42	$0.45	$0.64

	Quarter ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005

Total revenues	$3,409	$3,707	$4,647	$27,299
Total losses and loss adjustment expenses	(416)	(16)	(2,574)	22,710

Income before income taxes	3,825	3,723	7,221	4,589
Income tax expense	1,292	1,025	2,268	226

Net income	$2,533	$2,698	$4,953	$4,363

GeoVera Insurance Holdings, Ltd.

Schedule I—Summary of investments other than investments in related parties

December 31, 2006

(Amounts in thousands, except per-share data)

	Amortized cost	Fair value	Amount at which shown in the balance sheet

Type of investment:
Fixed maturities:
U.S. government and government agencies and authorities	$15,427	$15,437	$15,437
States and political subdivisions	11,543	11,727	11,727
Collateralized mortgage obligations and other asset backed securities	201,756	201,948	201,948
Corporate bonds	34,927	34,930	34,930

Total fixed maturities	$263,653	$264,042	$264,042

See Report of independent registered public accounting firm.

GeoVera Insurance Holdings, Ltd.

Schedule II—Condensed financial information of parent

Condensed balance sheets

(Amounts in thousands, except per-share data)

	December 31, 2006	December 31, 2005

Assets
Investment in subsidiary	$239,542	$222,272

Total assets	$239,542	$222,272

Liabilities and Shareholder’s Equity
Other liabilities	160	—

Total liabilities	160	—

Common shares	2	2
Additional paid-in capital	218,457	217,433
Accumulated other comprehensive income, net of tax	317	51
Retained earnings	20,606	4,786

Total shareholder’s equity	239,382	222,272

Total liabilities and shareholder’s equity	$239,542	$222,272

See Report of independent registered public accounting firm

GeoVera Insurance Holdings, Ltd.

Schedule II—Condensed financial information of parent

Condensed statements of income

(Amounts in thousands, except per-share data)

	Year ended December 31, 2006	November 1, 2005 to December 31, 2005

Revenues:
Investment income	$—	$—

Expenses:
Operating expenses	(164)	—

Loss before income taxes	(164)	—
Income taxes	—	—

Net loss before equity in undistributed income of subsidiary	(164)	—
Equity in undistributed net income of subsidiary	35,679	4,786

Net income	$35,515	$4,786

Net income per common share:
Basic	$1.83	$0.25
Diluted	$1.83	$0.25

See Report of independent registered public accounting firm

GeoVera Insurance Holdings, Ltd.

Schedule II—Condensed financial information of parent

Condensed statements of cash flows

(Amounts in thousands, except per-share data)

	Year ended December 31, 2006	November 1, 2005 to December 31, 2005

Cash flows from operating activities
Net income	$35,515	$4,786
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of subsidiary	(35,679)	(4,786)

Net cash used in operating activities	(164)	—

Cash flows from investing activities
Acquisition of subsidiary	19,859	(217,299)

Net cash provided by (used in) investing activities	19,859	(217,299)

Cash flows from financing activities
Issuance of common stock	—	217,299
Dividends to shareholder	(19,695)	—

Net cash (used in) provided by financing activities	(19,695)	217,299

Net increase in cash and cash equivalents	—	—
Cash at beginning of the period	—	—

Cash at end of year	$—	$—

Cash paid for income taxes	$—	$—
Cash paid for interest	—	—

See Report of independent registered public accounting firm

GeoVera Insurance Holdings, Ltd.

Schedule III—Supplementary insurance information

(Amounts in thousands, except per-share data)

	Deferred Policy Acquisition Costs	Liability for Unpaid Losses and Loss Adjustment Expenses	Unearned Premium	Net Insurance Premium Earned	Net Investment Income and Realized (Losses) Gains	Net Losses and Loss Adjustment Expenses	Amortization of Deferred Policy Acquisition Costs	Other Underwriting Expenses	Net Written Premium

Year ended December 31, 2006	$15,293	$67,143	$140,989	$152,486	$17,075	$66,503	$29,582	$30,280	$175,020
Period November 1, 2005 to December 31, 2005	13,769	99,083	132,732	25,657	1,534	10,880	4,314	5,444	135,579
Period January 1, 2005 to October 31, 2005	(3,659)	109,365	132,009	8,737	2,934	4	(16,166)	13,874	8,220
Year ended December 31, 2004	(1,383)	101,376	103,435	9,744	5,020	(51)	(25,436)	24,982	9,941

See Report of independent registered public accounting firm

GeoVera Insurance Holdings, Ltd.

Schedule IV—Reinsurance

(Amounts in thousands, except per-share data)

	Portfolio transfer at acquisition, net of reinsurance	Direct premiums written	Ceded premiums	Assumed premiums	Net premiums written	% of Assumed to net

Year ended December 31, 2006	$—	$276,833	$(101,813)	$—	$175,020	0%
Period November 1, 2005 to December 31, 2005	101,918	38,868	(5,207)	—	135,579	0%
Period January 1, 2005 to October 31, 2005	—	217,000	(208,780)	—	8,220	0%
Year ended December 31, 2004	—	227,474	(217,533)	—	9,941	0%

See Report of independent registered public accounting firm

GeoVera Insurance Holdings, Ltd.

Schedule V—Supplementary insurance information

concerning property and casualty operations

(Amounts in thousands, except per-share data)

	Liability For Unpaid Losses and Loss Adjustment Expenses	Less Reinsurance Recoverables on Unpaid Losses and Loss Adjustment Expenses	Liability for Unpaid Losses and Loss Adjustment Expenses, Net of Related Reinsurance Recoveries	Discount, if any deducted from reserves	Losses and Loss Adjustment Expenses (Benefits) Incurred Related To		Paid Losses and Loss Adjustment Expenses
					Current Period	Prior Period
Year ended December 31, 2006	$67,143	$(31,793)	$35,350	$—	$68,165	$(1,662)	$41,103
Period November 1, 2005 to December 31, 2005	99,083	(89,133)	9,950	—	10,880	—	930
Period January 1, 2005 to October 31, 2005	109,365	(109,365)	—	—	4	—	10
Year ended December 31, 2004	101,376	(101,370)	6	—	6	(57)	3

See Report of independent registered public accounting firm

GeoVera Insurance Holdings, Ltd.

Schedule VI—Valuation and qualifying accounts

(Amounts in thousands, except per-share data)

Description	Balance at January 1, 2006	Charged (Credited) to Costs and Expenses	Charged to Other Accounts	Deductions (Describe)	Balance at December 31, 2006
Valuation allowance in deferred taxes	$—	$210	$—	$—	$210

See Report of independent registered public accounting firm

Glossary of selected insurance terms

Acquisition costs	Ceding commission, brokerage fees, premium taxes and other direct expenses relating directly to the production of premiums.

Acquisition cost ratio	A ratio calculated by dividing the acquisition expenses by the net premiums earned.

Actuary	A person professionally trained in the mathematical and technical aspects of insurance and related fields, particularly in the calculation of premiums, actuarial liabilities and other values.

Admitted	An admitted insurer is authorized and licensed to do business in a given jurisdiction.

Capacity	Capacity is the percentage of surplus that an insurer or reinsurer is willing or able to place at risk or the dollar amount of exposure it is willing to assume. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions, or indirect financial restrictions such as capital adequacy requirements.

Casualty insurance	Insurance that is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the resulting legal liability imposed on the underlying policyholder resulting therefrom.

Catastrophe	A severe loss, typically involving multiple claimants. Common perils include earthquakes, hurricanes, tsunamis, hailstorms, tornados, severe winter weather, floods, fires, explosions, volcanic eruptions and other natural or man-made disasters. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability.

Cede; ceding company	When a party reinsures its liability to another party, it “cedes” business to the reinsurer and is referred to as the “ceding company.”

Claim	Request by a policyholder for indemnification by an insurance or reinsurance company for loss incurred from an insured peril or event.

Combined ratio	The ratio of losses and loss adjustment expenses, acquisition expenses and general and administrative expenses to net premiums earned, or equivalently, the sum of the loss ratio, acquisition cost ratio, and expense ratio. The combined ratio of an insurance company is generally viewed as an indication of underwriting profitability of that insurance company, but does not take into account the effect of investing activities on net income.

Deductible	The amount of loss that a policyholder retains.

Direct premiums written	Premiums written by an insurer during a given period.

Excess and surplus lines	Lines of insurance that admitted companies generally are not providing in a given jurisdiction and which are placed through excess and surplus line brokers with companies not admitted in the jurisdiction. Excess and surplus lines policies generally are not subject to regulations governing premium rates or policy language. Excess and surplus lines coverage may be provided for specialty products or for standard coverages that at such time are not being offered by admitted companies in the particular jurisdiction.

Excess of loss reinsurance	Reinsurance that indemnifies the reinsured against all or a specified portion of losses in excess of a specified dollar or percentage loss ratio amount.

Exclusions	Provisions in an insurance or reinsurance policy excluding certain risks or otherwise limiting the scope of coverage.

Expense ratio	The ratio of the sum of the acquisition expenses and operational expenses to net premiums earned.

Financial strength rating	The opinion of rating agencies regarding the financial ability of an insurance or reinsurance company to meet its financial obligations under its policies.

Follow-the-fortunes	A doctrine requiring the reinsurer to reimburse the ceding company for payment of settled claims so long as the payment is arguably within the terms of the reinsured policy.

Geocode	A process by which we determine the latitudinal and longitudinal location of a property based on its address, which we then use to assess the distance to shore for all Specialty Homeowners risks and proximity to fault lines for all Residential Earthquake risks.

Gross premiums earned	The pro rata portion of gross premiums written applicable to the expired period of a policy.

Gross premiums written	Direct premiums written for a given period plus reinsurance assumed during such period.

IBNR; incurred but not reported	Reserves for estimated loss and loss adjustment expenses that have been incurred by policyholders but not yet reported to the insurer or reinsurer, including unknown future developments on loss and loss adjustment expenses which are known to the insurer or reinsurer.

In-force premiums	The aggregate premiums for the full term of all policies, which have not expired or been cancelled, recorded as of a certain date.

Long-tail	An insurance coverage that typically has a lengthy period between the occurrence of a loss and final settlement of a claim.

Loss; losses	An occurrence that is the basis for submission and/or payment of a claim. Whether losses are covered, limited or excluded from coverage is dependent on the terms of the policy.

Loss adjustment expenses	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs. Also known as claim adjustment expenses.

Loss ratio	A ratio calculated by dividing losses incurred and loss adjustment expenses by net premiums earned.

Loss reserves; loss adjustment expense reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance contracts it has written. Reserves are established for losses and for loss adjustment expenses, and consist of reserves established with respect to individual reported claims and incurred but not reported losses.

Non-admitted	A non-admitted insurer is not licensed in a given jurisdiction.

Net premiums written	Gross premiums written for a given period less premiums ceded to reinsurers during such period.

Operating return on beginning tangible equity	Determined by dividing (x) net income plus amortization of intangibles, net of taxes by (y) shareholder’s equity less goodwill and intangible assets.

Perils	This term refers to the causes of possible loss in property insurance and reinsurance, such as earthquake, wind-storm, fire, hail, etc.

Premiums; written, earned and unearned	Premiums represent the cost of insurance that is paid by the policyholder to the insurer. Written represents the complete amount of premiums received by the insurer, and earned represents the amount recognized as income over a period of time. Unearned is the difference between written and earned premiums.

Probable maximum loss	The maximum amount of loss that one would expect under ordinary circumstances based on computer or actuarial modeling techniques.

Property insurance	Property insurance covers a person’s home and personal property when damage, theft or loss occurs.

Quota share reinsurance	A form of reinsurance in which the reinsurer assumes an agreed percentage of each risk being reinsured and shares all premiums and losses in accordance with the reinsured percentage.

Reinstatement premium	A premium charged for the reinstatement of the amount of reinsurance coverage to its full amount reduced as a result of a reinsurance loss payment.

Reinsurance	An arrangement in which a reinsurer agrees to indemnify an insurance company, the ceding company, against all or a portion of the insurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and underwrite more business than would be possible without a related increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the ceding company from its liability with respect to its obligations to the insured.

Reinsurance premium ceded	All premiums, less return premiums, arising from policies or coverage purchased from another insurance company for the purpose of transferring a liability, in whole or in part, assumed from direct or reinsurance assumed policies.

Reinsurer	An insurance company that assumes part of the risk in exchange for part of the premium from a primary insurer.

Short-tail	An insurance coverage that generally has a brief period between the occurrence of a loss and the payment of a claim.

Statutory capital and surplus	The statutory surplus of an insurance company as determined under Statutory Accounting Principles, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets.

Underwriting	The process of evaluating, defining, and pricing insurance risks including, where appropriate, the rejection of such risks, and the acceptance of the obligation to pay the policyholder under the terms of the contract.

Wholesale surplus lines broker	An intermediary who negotiates contracts of insurance between a retail insurance producer and a non-admitted insurer, receiving a commission for placement and other services rendered.

5,900,000 Shares

Common Shares

PROSPECTUS

JPMorgan

Merrill Lynch & Co.

Keefe, Bruyette & Woods

William Blair & Company

Dowling & Partners Securities

Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all expenses to be paid by us, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee.

SEC registration fee	$3,750
NASD filing fee	12,000
Nasdaq Global Market listing fee	150,000
Printing and engraving	500,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	1,000,000
Blue sky fees and expenses (including legal fees)	25,000
Transfer agent and registrar fees	50,000
Miscellaneous	659,250

Total	$3,400,000

*	To be provided by amendment.

Item 14. Indemnification of directors and officers.

Bye-law 146 of the Registrant provides, among other things, that the Registrant will, subject to the certain qualifications, indemnify and hold harmless any director, officer or authorized representative of the Registrant, member of a committee duly constituted under the Bye-laws of the Registrant and any liquidator, manager or trustee for the time being acting in relation to the affairs of the Registrant, and his heirs, executors and administrators out of the assets of the Registrant against all actions, costs, charges, liabilities, loss, damage or expense to the full extent permitted by law (including but not limited to liabilities under contract, tort, fiduciary duties and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him by or by reason of any act done, conceived in or omitted in the conduct of the Registrant’s business or in the discharge of his duties and the indemnity contained in this Bye-Law shall extend to any person indemnified under the Bye-laws of the Registrant acting in any office or trust in the reasonable belief that he has been appointed or elected to such office or trust notwithstanding any defect in such appointment or election; provided, always, that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.

Bye-law 147 of the Registrant’s Bye-laws also provides that no person indemnified under the Bye-laws of the Registrant shall be liable to the Registrant for the acts, neglects, defaults or omission of any other person indemnified under the Bye-laws of the Registrant; provided, always, that the indemnity contained in the Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Act.

Bye-law 150 of the Registrant’s Bye-laws provides that each shareholder agrees to waive any claim or right of action he or it may at any time have, whether individually or by or in the right of the Registrant, against any person indemnified under the Bye-laws of the Registrant on account of any action taken by such person or the failure of such person to take any action in the performance of his duties with or for the Registrant; provided, however, that such waiver shall not apply to any claim or right of action which would render the waiver void pursuant to the Companies Act and shall not apply to any claims or rights of action arising out of the fraud or dishonesty of such person or to recover any gain, personal profit or advantage to which such person is not legally entitled.

Bye-law 152 of the Registrant’s Bye-laws provides that the intent of the indemnity contained in the Bye-laws is to provide the broadest indemnity allowable at law, and to the extent any indemnification hereunder is prohibited, unenforceable or not authorized under applicable law, it is the intent of the Bye-Laws that such indemnification be interpreted as broadly as possible without invalidating the remaining provisions hereof. Section 152 specifically provides that to the extent prohibited by Bermuda law, the Bye-laws shall not result in indemnification of any person, including an person indemnified under the Registrant’s Bye-laws, to the extent he engaged in fraud or dishonesty.

Bye-law 153 of the Registrant’s Bye-laws provide, among other things, that the Board of Directors of the Registrant shall have the power to purchase and maintain insurance for or for the benefit of any person indemnified under the Bye-laws of the Registrant or any persons who are or were at any time directors, officers, employees of the Registrant.

Section 98 of the Companies Act 1981 of Bermuda provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to such company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act. Section 98 further provides that any provision, whether contained in the bye-laws of a company or in any contract or arrangement between such company and any director exempting or indemnifying him against any liability which would otherwise attach to him in respect of any fraud or dishonesty of which he may be guilty in relation to such company, shall be void.

Section 98A of the Companies Act permits a Bermuda company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not such Bermuda company may otherwise indemnify such officer or director.

The Registrant may purchase directors’ and officers’ liability insurance policies. Such insurance would be available to the Registrant’s directors and officers in accordance with its terms. In addition, certain directors may be covered by directors’ and officers’ liability insurance policies purchased by their respective employers.

Item 15. Recent sales of unregistered securities.

The Registrant was incorporated as a Bermuda company in December 2006. Following its incorporation, the Registrant issued 12,000 common shares with par value of $1.00 per share at a price of $1.00 per share, for an aggregate price of $12,000.00, to GeoVera Insurance Group Holdings, Ltd.

The foregoing transaction did not involve any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes the offer, sale and issuance of the securities described above was exempt from registration under the Securities Act by virtue of Regulation D promulgated there under and/or Section 4(2) of the Securities Act because the issuance of securities to the recipient did not involve a public offering. Appropriate legends have been affixed to the securities issued in this transaction. The recipients of securities in this transaction had adequate access, through employment, business or other relationships, to information about the Registrant.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
Exhibit 1.1	Form of Underwriting Agreement*

Exhibit 3.1A	Memorandum of Association of GeoVera Insurance Holdings, Ltd., as currently in effect**

Exhibit 3.1B	Form of Memorandum of Association of GeoVera Insurance Holdings, Ltd., to be in effect upon the completion of this offering

Exhibit 3.2A	Bye-laws of GeoVera Insurance Holdings, Ltd, as currently in effect**

Exhibit 3.2B	Form of Amended and Restated Bye-laws of GeoVera Insurance Holdings, Ltd., to be in effect upon the completion of this offering

Exhibit 4.1	Specimen Common Share Certificate**

Exhibit 4.2

Amended and Restated Trust Agreement dated as of November 1, 2005 by and among HFF&L (U.S.) Holdings, Inc., as Depositor, JP Morgan Chase Bank, National Association, as Property Trustee, Chase Bank USA, National Association, as Delaware Trustee, and Karen Padovese and Rosemary Quinn, as Administrative Trustees**

Exhibit 4.3	Junior Subordinated Indenture dated as of November 1, 2005 between HFF&L (U.S.) Holdings, Inc. and JP Morgan Chase Bank, National Association, as Trustee**

Exhibit 4.4

Supplemental Indenture and Amendment effective as of March 31, 2006 by and among GeoVera Holdings, Inc. (f/k/a HFF&L (U.S.) Holdings, Inc.), GeoVera (Bermuda) Holdings, Ltd. (f/k/a HFF&L (Bermuda) Holdings, Ltd.), JP Morgan Chase Bank, National Association, as Trustee, and Cedric Snow and Rosemary Quinn, as Administrative Trustees**

Exhibit 4.5	Guarantee Agreement dated as of November 1, 2005 between HFF&L (U.S.) Holdings, Inc., as Guarantor, and JP Morgan Chase Bank, National Association, as Guarantee Trustee**

Exhibit 4.6	Guarantee Agreement dated as of November 1, 2005 between HFF&L (Bermuda) Holdings, Ltd., as Guarantor, and JP Morgan Chase Bank, National Association, as Guarantee Trustee**

Exhibit Number	Description
Exhibit 4.7

Amended and Restated Trust Agreement dated as of November 1, 2005 by and among HFF&L (Bermuda) Holdings, Ltd., as Depositor, JP Morgan Chase Bank, National Association, as Property Trustee, Chase Bank USA, National Association, as Delaware Trustee, and Cedric Snow and Rosemary Quinn as Administrative Trustees**

Exhibit 4.8	Junior Subordinated Indenture dated as of November 1, 2005 between HFF&L (Bermuda) Holdings, Ltd. and JP Morgan Chase Bank, National Association, as Trustee**

Exhibit 4.9

Supplemental Indenture and Amendment effective as of March 31, 2006 by and among GeoVera (Bermuda) Holdings, Ltd., JP Morgan Chase Bank, National Association, as Trustee, and Karen Padovese and Rosemary Quinn, as Administrative Trustees**

Exhibit 4.10	Parent Guarantee Agreement dated as of November 1, 2005 between HFF&L (Bermuda) Holdings, Ltd., as Parent Guarantor, and JP Morgan Chase Bank, National Association, as Guarantee Trustee**

Exhibit 4.11	Form of Management Rights Agreement by and among GeoVera Insurance Group Holdings, Ltd., GeoVera Insurance Holdings, Ltd. and Hellman & Friedman Capital Partners V (Cayman), L.P.

Exhibit 4.12	Form of Management Rights Agreement by and among GeoVera Insurance Group Holdings, Ltd., GeoVera Insurance Holdings, Ltd. and Friedman Fleischer & Lowe Capital Partners II (Cayman), L.P.

Exhibit 4.13

Form of Shareholders’ Agreement by and among GeoVera Insurance Group Holdings, Ltd., GeoVera Insurance Holdings, Ltd., Hellman & Friedman Capital Partners V (Cayman), L.P., Hellman & Friedman Capital Partners V (Cayman Parallel), L.P., Friedman Fleischer & Lowe Capital Partners II (Cayman), L.P., FFL Parallel Fund II (Cayman), L.P. and FFL Executive Partners II (Cayman), L.P.

Exhibit 5.1	Opinion of Appleby

Exhibit 8.1	Bermuda Tax Assurance dated February 13, 2007**

Exhibit 8.2	Form of Opinion of Latham & Watkins LLP with respect to certain U.S. tax matters**

Exhibit 8.3	Form of Opinion of Appleby with respect to certain Bermuda tax matters**

Exhibit 8.4	Bermuda Tax Assurance dated November 8, 2005**

Exhibit 10.1

Members’ Agreement dated as of November 1, 2005 by and among HFF&L (Cayman) Holdings, Ltd. and Hellman & Friedman Capital Partners V (Cayman), L.P., Hellman & Friedman Capital Partners V (Cayman Parallel), L.P., Friedman Fleischer & Lowe Capital Partners II (Cayman), L.P., FFL Parallel Fund II (Cayman), L.P. and FFL Executive Partners II (Cayman), L.P.**

Exhibit 10.2

Management Member’s Agreement dated as of November 1, 2005 by and among HFF&L (Cayman) Holdings, Ltd. and Hellman & Friedman Capital Partners V (Cayman), L.P., Hellman & Friedman Capital Partners V (Cayman Parallel), L.P., Friedman Fleischer & Lowe Capital Partners II (Cayman), L.P., FFL Parallel Fund II (Cayman), L.P., FFL Executive Partners II (Cayman), L.P., Kevin Nish and Karen Padovese**

Exhibit Number	Description
Exhibit 10.3	Agreement of Lease dated as of March 14, 2002, by and between Green Valley Building 1, LLC and St. Paul Fire and Marine Insurance Company**

Exhibit 10.4	Agreement of Lease dated September 28, 2006 by and between Green Valley Building II, LLC and GeoVera Holdings, Inc.**

Exhibit 10.5	Agent-Agency Agreement effective as of January 5, 2006 by and between GeoVera Insurance Company and Ivantage Select Agency, Inc.**

Exhibit 10.6	Investment Manager Agreement dated as of November 1, 2005 between GeoVera Holdings, Inc. and BlackRock Financial Management, Inc.**

Exhibit 10.7.1	Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company**

Exhibit 10.7.2	Addendum to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of July 1, 2000**

Exhibit 10.7.3	Addendum Number 2 to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of July 1, 2001**

Exhibit 10.7.4	Addendum Number 3 to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of September 1, 2001**

Exhibit 10.7.5	Addendum Number 4 to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of April 1, 2001**

Exhibit 10.7.6	Addendum Number 5 to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of July 1, 2002**

Exhibit 10.7.7	Addendum Number 6 to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of August 11, 2004**

Exhibit 10.7.8	Addendum Number 7 to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of March 1, 2005**

Exhibit 10.7.9	Addendum Number 8 to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of March 7, 2007**

Exhibit 10.8	Restricted Stock Agreement dated as of November 1, 2005 by and between HFF&L (Cayman) Holdings, Ltd. and Kevin Nish**

Exhibit 10.9	Restricted Stock Agreement dated as of November 1, 2005 by and between HFF&L (Cayman) Holdings, Ltd. and Karen Padovese**

Exhibit 10.10	Restricted Stock Agreement dated as of December 18, 2006 by and between GeoVera Insurance Group Holdings, Ltd. and Brian Sheekey**

Exhibit 10.11	Restricted Stock Agreement dated as of December 18, 2006 by and between GeoVera Insurance Group Holdings, Ltd. and Michael Zukerman**

Exhibit Number	Description
Exhibit 10.12	Employment Agreement dated as of August 2, 2005 by and between HFF&L (U.S.) Holdings, Inc. and Kevin Nish**

Exhibit 10.13	Employment Agreement dated as of October 9, 2006 by and between GeoVera Holdings, Inc. and Michael Zukerman**

Exhibit 10.14	Employment Agreement dated as of March 1, 2006 by and between GeoVera Holdings, Inc. and Brian Sheekey**

Exhibit 10.15	Employment Agreement dated as of August 2, 2005 by and between HFF&L (U.S.) Holdings, Inc. and Karen Padovese**

Exhibit 10.16	GeoVera Holdings, Inc. Management Equity Incentive Plan effective as of November 1, 2005**

Exhibit 10.17	Form of Indemnification Agreement

Exhibit 10.18

Indemnity Agreement effective as of November 1, 2005 by and among United States Fidelity and Guaranty Company, Pacific Select Property Insurance Company, GeoVera Insurance Company and USF&G Specialty Insurance Company**

Exhibit 10.19	Quota Share Reinsurance and Special Indemnity Agreement dated as of November 1, 2005 by and between GeoVera Insurance Company and United States Fidelity and Guaranty Company**

Exhibit 10.20	Quota Share Reinsurance and Special Indemnity Agreement dated as of November 1, 2005 by and between USF&G Specialty Insurance Company and United States Fidelity and Guaranty Company**

Exhibit 10.21	Quota Share Reinsurance and Special Indemnity Agreement dated as of November 1, 2005 by and between Pacific Select Property Insurance Company and United States Fidelity and Guaranty Company**

Exhibit 10.22	Letter Amendment dated March 30, 2007 between GeoVera Holdings, Inc. and BlackRock Financial Management, Inc.**

Exhibit 10.23	Restricted Stock Agreement dated as of January 23, 2007 by and between GeoVera Insurance Group Holdings, Ltd. and Mary Hennessy

Exhibit 10.24	Restricted Stock Agreement dated as of February 28, 2007 by and between GeoVera Insurance Group Holdings, Ltd. and John MacColl

Exhibit 10.25	2007 Incentive Award Plan

Exhibit 10.26	Amended and Restated Employment Agreement dated as of March 1, 2006 and amended and restated as of May 1, 2007 by and between GeoVera Holdings, Inc. and Brian Sheekey

Exhibit 21.1	Subsidiaries of the Registrant**

Exhibit 23.1	Consent of KPMG LLP

Exhibit 23.2	Consent of Appleby (included in Exhibit 5.1)

Exhibit 23.3	Consent of Latham & Watkins LLP (included in Exhibit 8.2)**

Exhibit 23.4	Consent of Appleby (included in Exhibit 8.3)**

Exhibit 24.1	Powers of Attorney (included in the signature pages previously filed by the Registrant on March 26, 2007)**

Exhibit Number	Description
Exhibit 24.2	Power of Attorney of Martin Feinstein

Exhibit 99.1	Audit Committee Charter

Exhibit 99.2	Compensation Committee Charter

*	To be filed by amendment.
**	Previously filed.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fairfield, State of California, on the 25th day of May, 2007.

GEOVERA INSURANCE HOLDINGS, LTD.

By:	/S/ KEVIN NISH
Kevin Nish
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ KEVIN NISH Kevin Nish	President, Chief Executive Officer and Director (Principal Executive Officer)	May 25, 2007

/S/ BRIAN SHEEKEY Brian Sheekey	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 25, 2007

* David Lowe	Chairman of the Board of Directors	May 25, 2007

* Rajat Duggal	Director	May 25, 2007

/S/ MARTIN FEINSTEIN Martin Feinstein	Director	May 25, 2007

* Mary Hennessy	Director	May 25, 2007

* John MacColl	Director	May 25, 2007

* Anupam Mishra	Director	May 25, 2007

* David Tunnell	Director	May 25, 2007

*	/S/ BRIAN SHEEKEY
As Attorney-in-Fact

Exhibit index

Exhibit Number	Description
Exhibit 1.1	Form of Underwriting Agreement*

Exhibit 3.1A	Memorandum of Association of GeoVera Insurance Holdings, Ltd., as currently in effect**

Exhibit 3.1B	Form of Memorandum of Association of GeoVera Insurance Holdings, Ltd., to be in effect upon the completion of this offering

Exhibit 3.2A	Bye-laws of GeoVera Insurance Holdings, Ltd., as currently in effect**

Exhibit 3.2B	Form of Amended and Restated Bye-laws of GeoVera Insurance Holdings, Ltd., to be in effect upon the completion of this offering

Exhibit 4.1	Specimen Common Share Certificate**

Exhibit 4.2

Amended and Restated Trust Agreement dated as of November 1, 2005 by and among HFF&L (U.S.) Holdings, Inc., as Depositor, JP Morgan Chase Bank, National Association, as Property Trustee, Chase Bank USA, National Association, as Delaware Trustee, and Karen Padovese and Rosemary Quinn, as Administrative Trustees**

Exhibit 4.3	Junior Subordinated Indenture dated as of November 1, 2005 between HFF&L (U.S.) Holdings, Inc. and JP Morgan Chase Bank, National Association, as Trustee**

Exhibit 4.4

Supplemental Indenture and Amendment effective as of March 31, 2006 by and among GeoVera Holdings, Inc. (f/k/a HFF&L (U.S.) Holdings, Inc.), GeoVera (Bermuda) Holdings, Ltd. (f/k/a HFF&L (Bermuda) Holdings, Ltd.), JP Morgan Chase Bank, National Association, as Trustee, and Cedric Snow and Rosemary Quinn, as Administrative Trustees**

Exhibit 4.5	Guarantee Agreement dated as of November 1, 2005 between HFF&L (U.S.) Holdings, Inc., as Guarantor, and JP Morgan Chase Bank, National Association, as Guarantee Trustee**

Exhibit 4.6	Guarantee Agreement dated as of November 1, 2005 between HFF&L (Bermuda) Holdings, Ltd., as Guarantor, and JP Morgan Chase Bank, National Association, as Guarantee Trustee**

Exhibit 4.7

Amended and Restated Trust Agreement dated as of November 1, 2005 by and among HFF&L (Bermuda) Holdings, Ltd., as Depositor, JP Morgan Chase Bank, National Association, as Property Trustee, Chase Bank USA, National Association, as Delaware Trustee, and Cedric Snow and Rosemary Quinn as Administrative Trustees**

Exhibit 4.8	Junior Subordinated Indenture dated as of November 1, 2005 between HFF&L (Bermuda) Holdings, Ltd. and JP Morgan Chase Bank, National Association, as Trustee**

Exhibit 4.9

Supplemental Indenture and Amendment effective as of March 31, 2006 by and among GeoVera (Bermuda) Holdings, Ltd., JP Morgan Chase Bank, National Association, as Trustee, and Karen Padovese and Rosemary Quinn, as Administrative Trustees**

Exhibit 4.10	Parent Guarantee Agreement dated as of November 1, 2005 between HFF&L (Bermuda) Holdings, Ltd., as Parent Guarantor, and JP Morgan Chase Bank, National Association, as Guarantee Trustee**

Exhibit Number	Description
Exhibit 4.11	Form of Management Rights Agreement by and among GeoVera Insurance Group Holdings, Ltd., GeoVera Insurance Holdings, Ltd. and Hellman & Friedman Capital Partners V (Cayman), L.P.

Exhibit 4.12	Form of Management Rights Agreement by and among GeoVera Insurance Group Holdings, Ltd., GeoVera Insurance Holdings, Ltd. and Friedman Fleischer & Lowe Capital Partners II (Cayman), L.P.

Exhibit 4.13

Form of Shareholders’ Agreement by and among GeoVera Insurance Group Holdings, Ltd., GeoVera Insurance Holdings, Ltd., Hellman & Friedman Capital Partners V (Cayman), L.P., Hellman & Friedman Capital Partners V (Cayman Parallel), L.P., Friedman Fleischer & Lowe Capital Partners II (Cayman), L.P., FFL Parallel Fund II (Cayman), L.P. and FFL Executive Partners II (Cayman), L.P.

Exhibit 5.1	Opinion of Appleby

Exhibit 8.1	Bermuda Tax Assurance dated February 13, 2007**

Exhibit 8.2	Form of Opinion of Latham & Watkins LLP with respect to certain U.S. tax matters**

Exhibit 8.3	Form of Opinion of Appleby with respect to certain Bermuda tax matters**

Exhibit 8.4	Bermuda Tax Assurance dated November 8, 2005**

Exhibit 10.1

Members’ Agreement dated as of November 1, 2005 by and among HFF&L (Cayman) Holdings, Ltd. and Hellman & Friedman Capital Partners V (Cayman), L.P., Hellman & Friedman Capital Partners, V (Cayman Parallel), L.P., Friedman Fleischer & Lowe Capital Partners II (Cayman), L.P., FFL Parallel Fund II (Cayman), L.P. and FFL Executive Partners II (Cayman), L.P.**

Exhibit 10.2

Management Member’s Agreement dated as of November 1, 2005 by and among HFF&L (Cayman) Holdings, Ltd. and Hellman & Friedman Capital Partners V (Cayman), L.P., Hellman & Friedman Capital Partner, V (Cayman Parallel), L.P., Friedman Fleischer & Lowe Capital Partners II (Cayman), L.P., FFL Parallel Fund II (Cayman), L.P., FFL Executive Partners II (Cayman), L.P., Kevin Nish and Karen Padovese**

Exhibit 10.3	Agreement of Lease dated as of March 14, 2002, by and between Green Valley Building 1, LLC and St. Paul Fire and Marine Insurance Company**

Exhibit 10.4	Agreement of Lease dated September 28, 2006 by and between Green Valley Building II, LLC and GeoVera Holdings, Inc.**

Exhibit 10.5	Agent-Agency Agreement effective as of January 5, 2006 by and between GeoVera Insurance Company and Ivantage Select Agency, Inc.**

Exhibit 10.6	Investment Manager Agreement dated as of November 1, 2005 between GeoVera Holdings, Inc. and BlackRock Financial Management, Inc.**

Exhibit 10.7.1	Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company**

Exhibit 10.7.2	Addendum to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of July 1, 2000**

Exhibit 10.7.3	Addendum Number 2 to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of July 1, 2001**

Exhibit Number	Description
Exhibit 10.7.4	Addendum Number 3 to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of September 1, 2001**

Exhibit 10.7.5	Addendum Number 4 to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of April 1, 2001**

Exhibit 10.7.6	Addendum Number 5 to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of July 1, 2002**
Exhibit 10.7.7	Addendum Number 6 to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of August 11, 2004**

Exhibit 10.7.8	Addendum Number 7 to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of March 1, 2005**

Exhibit 10.7.9	Addendum Number 8 to Broker Agreement dated as of March 26, 1999 by and between Hull & Company, Inc. and USF&G Specialty Insurance Company, effective as of March 7, 2007**

Exhibit 10.8	Restricted Stock Agreement dated as of November 1, 2005 by and between HFF&L (Cayman) Holdings, Ltd. and Kevin Nish**

Exhibit 10.9	Restricted Stock Agreement dated as of November 1, 2005 by and between HFF&L (Cayman) Holdings, Ltd. and Karen Padovese**

Exhibit 10.10	Restricted Stock Agreement dated as of December 18, 2006 by and between GeoVera Insurance Group Holdings, Ltd. and Brian Sheekey**

Exhibit 10.11	Restricted Stock Agreement dated as of December 18, 2006 by and between GeoVera Insurance Group Holdings, Ltd. and Michael Zukerman**

Exhibit 10.12	Employment Agreement dated as of August 2, 2005 by and between HFF&L (U.S.) Holdings, Inc. and Kevin Nish**

Exhibit 10.13	Employment Agreement dated as of October 9, 2006 by and between GeoVera Holdings, Inc. and Michael Zukerman**

Exhibit 10.14	Employment Agreement dated as of March 1, 2006 by and between GeoVera Holdings, Inc. and Brian Sheekey**

Exhibit 10.15	Employment Agreement dated as of August 2, 2005 by and between HFF&L (U.S.) Holdings, Inc. and Karen Padovese**

Exhibit 10.16	GeoVera Holdings, Inc. Management Equity Incentive Plan effective as of November 1, 2005**

Exhibit 10.17	Form of Indemnification Agreement

Exhibit 10.18

Indemnity Agreement effective as of November 1, 2005 by and among United States Fidelity and Guaranty Company, Pacific Select Property Insurance Company, GeoVera Insurance Company and USF&G Specialty Insurance Company**

Exhibit 10.19	Quota Share Reinsurance and Special Indemnity Agreement dated as of November 1, 2005 by and between GeoVera Insurance Company and United States Fidelity and Guaranty Company**

Exhibit Number	Description
Exhibit 10.20	Quota Share Reinsurance and Special Indemnity Agreement dated as of November 1, 2005 by and between USF&G Specialty Insurance Company and United States Fidelity and Guaranty Company**

Exhibit 10.21	Quota Share Reinsurance and Special Indemnity Agreement dated as of November 1, 2005 by and between Pacific Select Property Insurance Company and United States Fidelity and Guaranty Company**

Exhibit 10.22	Letter Amendment dated March 30, 2007 between GeoVera Holdings, Inc. and BlackRock Financial Management, Inc.**

Exhibit 10.23	Restricted Stock Agreement dated as of January 23, 2007 by and between GeoVera Insurance Group Holdings, Ltd. and Mary Hennessy

Exhibit 10.24	Restricted Stock Agreement dated as of February 28, 2007 by and between GeoVera Insurance Group Holdings, Ltd. and John MacColl

Exhibit 10.25	2007 Incentive Award Plan

Exhibit 10.26	Amended and Restated Employment Agreement dated as of March 1, 2006 and amended and restated as of May 1, 2007 by and between GeoVera Holdings, Inc. and Brian Sheekey

Exhibit 21.1	Subsidiaries of the Registrant**

Exhibit 23.1	Consent of KPMG LLP

Exhibit 23.2	Consent of Appleby (included in Exhibit 5.1)

Exhibit 23.3	Consent of Latham & Watkins LLP (included in Exhibit 8.2)**

Exhibit 23.4	Consent of Appleby (included in Exhibit 8.3)**

Exhibit 24.1	Powers of Attorney (included in the signature pages previously filed by the Registrant on March 26, 2007)**

Exhibit 24.2	Power of Attorney of Martin Feinstein

Exhibit 99.1	Audit Committee Charter

Exhibit 99.2	Compensation Committee Charter

*	To be filed by amendment.
**	Previously filed.